Form 20-F
period 1996-12-31
IUSACELL GROUP S A DE C V
filed 1997-06-30
CIK 923570

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------
                                    Form 20-F
                                   ----------

            |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1996
                                       OR
            |_| TRANSITION REPORT PURSUANT TO SECTION 13 or
                     15(d) OF THE SECURITIES EXCHANGE ACT OF
                     1934 for the transition period from     to

                         Commission File Number 1-13120

                             -----------------------

                          GRUPO IUSACELL, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

          IUSACELL GROUP INC.                  THE UNITED MEXICAN STATES
      (Translation of Registrant's          (Jurisdiction of incorporation
           name into English)                      or organization)

                             -----------------------

                          Montes Urales 460, 3rd Floor
                         Col. Lomas de Chapultepec, C.P.
                           11000 Mexico, D.F., Mexico
                    (Address of principal executive offices)

                             -----------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

          Title of each class          Name of each exchange on which registered
          -------------------          -----------------------------------------

American Depositary Shares, each representing    New York Stock Exchange
10 Series D Shares

Series D Shares                                  New York Stock Exchange*

American Depositary Shares, each representing    New York Stock Exchange
10 Series L Shares

Series L Shares                                  New York Stock Exchange*

----------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      NONE
                                      ----
          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      NONE
                                      ----
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
              Series A Capital Stock    428,575,540       Shares
              Series B Capital Stock    205,562,450       Shares
              Series D Capital Stock    204,920,220       Shares
              Series L Capital Stock    142,566,220       Shares


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                Yes |X|  No |_|

      Indicate by check mark which financial statement item the registrant has elected to follow:
                             Item 17|_|  Item 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART 1
      ITEM 1.        DESCRIPTION OF BUSINESS.................................  1
      ITEM 2.        DESCRIPTION OF PROPERTY................................. 27
      ITEM 3.        LEGAL PROCEEDINGS....................................... 27
      ITEM 4.        CONTROL OF REGISTRANT................................... 28
      ITEM 5.        NATURE OF TRADING MARKET................................ 31
      ITEM 6.        EXCHANGE CONTROL AND OTHER LIMITATIONS AFFECTING
                     SECURITY-HOLDERS........................................ 34
      ITEM 7.        TAXATION................................................ 36
      ITEM 8.        SELECTED FINANCIAL DATA................................. 39
      ITEM 9.        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS..................... 42
      ITEM 10.       DIRECTORS AND OFFICERS OF REGISTRANT.................... 54
      ITEM 11.       COMPENSATION OF DIRECTORS AND OFFICERS.................. 61
      ITEM 12.       OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
                     SUBSIDIARIES............................................ 61
      ITEM 13.       INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.......... 62

PART II
      ITEM 14.       DESCRIPTION OF SECURITIES TO BE REGISTERED.............. 65

PART III
      ITEM 15.       DEFAULT UPON SENIOR SECURITIES.......................... 65
      ITEM 16.       CHANGES IN SECURITIES AND CHANGES IN SECURITY
                     FOR REGISTERED SECURITIES................................65

PART IV
      ITEM 17.       FINANCIAL STATEMENTS.................................... 65
      ITEM 18.       FINANCIAL STATEMENTS.................................... 65
      ITEM 19.       FINANCIAL STATEMENTS AND EXHIBITS....................... 65

                               ------------------

      In this Annual Report on Form 20-F (the "Annual Report"), all references to the "Company" or "Iusacell" are to Grupo Iusacell, S.A., de C.V. a limited liability stock company (sociedad anonima de capital variable) organized under the laws of Mexico on October 6, 1992.

      Effective January 1, 1996, the Mexican Congress approved the establishment of a new currency unit, the Peso, which replaced the New Peso at the rate of one Peso per one New Peso. Unless stated otherwise, references herein to "Pesos" or "Ps." are to Mexican Pesos, and references to "U.S. dollars," "$" or "U.S.$" are to United States dollars. Iusacell publishes its financial statements in Pesos. Pursuant to Mexican GAAP, financial data for all periods in the financial statements included herein, unless otherwise indicated elsewhere herein, have been restated in constant December 31, 1996 Pesos. Restatement into constant December 31, 1996 Pesos is made by multiplying the relevant nominal Peso amount by the inflation index for the period between the end of the period to which such nominal Peso amount relates and December 31, 1996. The inflation index used for 1992 figures is 2.2316, for 1993 figures is 2.0661, for 1994 figures is 1.9300 and for 1995 figures is 1.2700. Certain amounts set forth herein may not add up or may be slightly inconsistent due to rounding.

      Unless otherwise indicated, the U.S. Dollar amounts have been translated from Pesos at an exchange rate of Ps.7.8810 per U.S. dollar, the exchange rate at December 31, 1996, reported by the Federal Reserve Bank of

New York as its noon buying rate for Pesos ("Noon Buying Rate"). Certain amounts set forth herein may be slightly inconsistent due to rounding. Currency conversions contained in this Annual Report should not be construed as representations that the Peso amounts actually represent such Dollar amounts. Additionally, these conversions should not be construed as representations that these Peso amounts have been, could have been or could be converted into Dollars at those or any other rates of exchange.

      As used herein, the number of "POPs" for a particular area means the population of that area based on the 1990 Mexican census. Population figures have been calculated by applying the official population growth rates as published by the Instituto Nacional de Estadistica, Geografia e Informatica (the National Institute of Statistics, Geography and Information, "INEGI") to the official 1990 census figures. Where population information is set forth without reference to a year, the information given is as of December 31, 1996. The Secretaria de Comunicaciones y Transportes (the Ministry of Communications and Transportation, the "SCT") divides Mexico into nine geographic regions for the provision of cellular service (individually a "Region" and collectively the "Regions"). Information regarding the numbers of POPs within a given Region has been calculated using the national population growth rate, as published by INEGI. Information regarding the number of POPs within a given city has been calculated using the growth rate for that city, as published by INEGI, which may not be the same as the national growth rate published by INEGI. The number of POPs in any Region or other geographic area should not be confused with the current number of users of cellular services in that Region or other geographic area and is not indicative of the number of users of cellular services in the future.

Exchange Rates

      This Annual Report contains translations of certain Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The following table sets forth, for the periods indicated, the period-end, average, high and low free market rate, or, as the case may be, Noon Buying Rate, all expressed in nominal Pesos per U.S. dollar. The Federal Reserve Bank of New York commenced publication of the Noon Buying Rate on November 8, 1993.

                                    Free Market/Noon Buying Rate(1)
                              -------------------------------------------
                                                                  Period
Period Ended                    High        Low     Average(2)     End
------------                  ---------   -------   ----------   --------
December 31, 1992...........    3.183      3.060      3.094        3.183
December 31, 1993...........    3.240      3.102      3.124        3.108
December 31, 1994(3)........    5.750      3.105      3.385        5.000
December 31, 1995...........    8.050      5.270      6.447        7.740
December 31, 1996...........    8.045      7.325      7.600        7.881

(1) Source: Banco de Mexico through November 7, 1993; Federal Reserve Bank of New York since November 8, 1993.
(2)   Average of month-end rates.
(3) Beginning on December 22, 1994, Banco de Mexico discontinued regular open market transactions to stabilize the Peso.

                               ------------------

      The Company will provide without charge to each person to whom this report is delivered, on the written or oral request of each such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Grupo Iusacell, S.A. de C.V., Montes Urales 460, 3rd Floor, Col. Lomas de Chapultepec, C.P. 11000 Mexico, D.F., Mexico. Attention: Cynthia Pelini, Vice President of Investor Relations. Telephone requests may be directed to 011-52-5-104-4147.

                  GLOSSARY OF CERTAIN TELECOMMUNICATIONS TERMS

Analog:                        A transmission method employing a continuous electrical
                               signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a
                               transducer in the sending device.

Band:                          A range of frequencies between two defined limits.

Bandwidth:                     The relative range of frequencies that can be passed through a transmission medium without distortion. The greater the
                               bandwidth, the greater the information carrying capacity.
                               Bandwidth is measured in Hertz.

Base Station:                  In mobile telecommunications, the central radio
                               transmitter/receiver that maintains communications with the mobile radiotelephone sets within range. In cellular and
                               personal communications applications, each cell or microcell has its own base station; each base station in turn is
                               interconnected with other cells' base stations and with the public switched telephone network.

CDMA:                          Code Division Multiple Access, a standard of digital
                               cellular technology which provides more call carrying
                               capacity than analog or TDMA.

CDPD:                          Cellular Digital Packet Data, a new packet data network
                               protocol which offers fast and reliable data transmission
                               without using large amounts of network capacity.

Cell Site:                     The location of a transmitting/receiving station serving a given geographic area in a cellular communications system.

Channel:                       A pathway for the transmission of information between a
                               sending point and a receiving point.

Covered POPs:                  The number of POPs in a defined area for whom a cellular
                               signal is accessible.

Digital:                       A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses
                               that represent the binary digits 0 and 1. Digital
                               transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as
                               opposed to the continuous analog signal.

Hand-off:                      The act of switching a call in progress from one weak-signal site to a strong-signal site without disrupting the call. In current cellular systems, this function is performed by the
                               MSC, which monitors the signal strength of ongoing calls
                               continuously. In cellular networks, both the MSC and the
                               user equipment participate in the hand-off process.

Hertz:                         The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated
                               Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

IMTS:                          Improved mobile telephone service; IMTS systems are analog mobile telephone systems that employ a single powerful radio base station to communicate with IMTS mobile telephones that are within approximately a 25-mile-wide radius.

LATA:                          Local Access and Transport Area; an area in which a local
                               exchange carrier is permitted to provide service as
                               designated by the 1982 United States federal court decree
                               resulting from antitrust litigation brought by the United
                               States Department of Justice against AT&T Corp.

Mobile Switching Center:       The computer-controlled mobile switching center selects the appropriate path for the transmission of a cellular call and monitors the hand-off process.

PCS:                           Personal Communications Services, a wireless communications service, typically offers such features as voice, video and data applications, paging, voicemail, caller ID, call
                               conferencing and call forwarding. PCS suppliers promote this service on the ability of its features to be customized, or
                               "bundled," to the needs of the individual customers. PCS is characterized by the utilization of a digital network and
                               may operate on an 800 MHz frequency or higher.

Penetration rate:              A cellular operator's subscribers within a defined area
                               divided by total POPs within that area.

POPs:                          The population of a particular area based on the 1990
                               Mexican census. Population figures for 1992, 1993, 1994,
                               1995 and 1996 have been calculated by applying the forecast annual population growth rate for 1992 and 1995, as
                               published by the INSTITUTO NACIONAL DE ESTADISTICA,
                               GEOGRAFIA E INFORMATICA (the National Institute of
                               Statistics, Geography and Data Processing, "INEGI") to the
                               official 1990 census figures. Where the population
                               information is set forth without reference to a year, the
                               information given is as of December 31, 1996. The number of
                               POPs in any region or other geographic area should not be
                               confused with the current number of users of cellular
                               services in that region or other geographic area and is not indicative of the number of users of cellular services in
                               the future.

Region 1:                      Consists of the states of Baja California Norte and Baja
                               California Sur. Major cities in the region include Tijuana,
                               Mexicali and La Paz.

Region 2:                      Consists of the states of Sonora and Sinaloa. Major cities in the region include Hermosillo, Ciudad Obregon, Culiacan and Mazatlan.

Region 3:                      Consists of the states of Chihuahua and Durango. Major
                               cities in the region include Ciudad Juarez, Chihuahua,
                               Durango and Gomez Palacio.

Region 4:                      Consists of the states of Tamaulipas, Nuevo Leon and
                               Coahuila. Major cities in the region include Monterrey,
                               Saltillo, Ciudad Victoria, Tampico and Reynosa.

Region 5:                      Consists of the states of Colima, Jalisco, Michoacan and
                               Nayarit. Major cities in the region include Guadalajara
                               (population 1.8 million), Mexico's second largest city,
                               Morelia, Tepic and Manzanillo.

Region 6:                      Consists of the states of Aguascalientes, Guanajuato,
                               Queretaro, San Luis Potosi and Zacatecas. Major cities in
                               the region include Leon, San Luis Potosi, Aguascalientes and
                               Queretaro.

Region 7:                      Consists of the states of Guerrero, Oaxaca, Puebla, Tlaxcala and Veracruz. Major cities in the region include Puebla,
                               Veracruz, Acapulco and Oaxaca.

Region 8:                      Consists of the states of Yucatan, Quintana Roo, Campeche,
                               Chiapas and Tabasco. Major cities in the region include
                               Merida, Cancun, Villahermosa, Campeche, Tuxtla Gutierrez and
                               San Cristobal de las Casas.

Region 9:                      Consists of Mexico City, one of the world's most populous
                               cities, and the states of Mexico, Hidalgo and Morelos.

Repeater:                      A device which automatically retransmits received signals on an outbound circuit, generally in an amplified form.

Roaming:                       A service offered by mobile communications providers which allows a subscriber to use his or her telephone while in the service area of another carrier.

SCT:                           Secretaria de Comunicaciones y Transportes.

Site Splitting or              The process of dividing sites or cells into smaller coverage
  Cell Splitting:              areas by reducing their power output and the antenna height of the station transmitter. Site or cell splitting allows
                               for the further reuse of frequencies by a mobile
                               communications system.

Switch:                        A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information.
                               Switching is the process of interconnecting circuits to form a transmission path between users.

TDMA:                          Time Division Multiple Access, a standard of digital
                               cellular technology, which provides more call carrying
                               capacity of analog but less than CDMA.

                                     PART 1

ITEM 1. DESCRIPTION OF BUSINESS


COMPANY OVERVIEW

    Iusacell is the largest non-wireline cellular telecommunications company in Mexico, owning and operating the non-wireline cellular concessions in four contiguous regions in Mexico. These regions include Mexico City, one of the world's most populous cities, and the cities of Guadalajara, Puebla, Veracruz, Leon, Acapulco and San Luis Potosi, and combined represent approximately 65.1 million POPs or 70% of Mexico's population. The Company had a total of 232,906 cellular subscribers at December 31, 1996, and an average monthly cellular revenue per subscriber during the year ended December 31, 1996 of Ps. 490 (approximately U.S.$62). In addition to its core cellular services, the Company also provides a wide range of other telecommunications services including paging, long distance, local telephony and data transmission. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Cellular Services" and "--Other Services."

    In February 1997, Bell Atlantic Corporation, a diversified telecommunications company, through certain of its subsidiaries (together with Bell Atlantic Corporation, "Bell Atlantic"), assumed control of the Board of Directors and management of Iusacell. Bell Atlantic has invested approximately U.S.$1.1 billion since 1993 for its 42.1% economic interest in the Company. Prior to 1997, Bell Atlantic participated substantially in the financial and technological operations of the Company. In February 1997, Bell Atlantic appointed a new Iusacell management team, which has assumed control of Iusacell's operations, including marketing, distribution and customer service, and has developed, and is in the process of implementing, a comprehensive operating and strategic plan.

    The new management team at Iusacell is able to draw extensively upon Bell Atlantic's expertise in the development and implementation of the Company's new operating strategy. Iusacell's Chief Executive Officer is also President of Bell Atlantic's international wireless operations and has significant experience with Bell Atlantic's wireless operations in the United States. The Company's Chief Operating Officer was formerly the Chief Financial Officer of Iusacell and has 29 years of experience with Bell Atlantic in a variety of operating and financial roles. Iusacell's current Chief Financial Officer has 13 years of experience with Bell Atlantic. In June 1997, the Company appointed as its Director General a Mexican citizen with extensive experience in multinational operations, who most recently had been president of the Mexican cellular company which operates the non-wireline cellular concessions in two contiguous northern regions in which Iusacell does not currently have cellular operations. The new management team is supported by other personnel from Bell Atlantic.

BELL ATLANTIC RELATIONSHIP

    Since making its initial investment in the Company in late 1993, Bell Atlantic has become increasingly involved in the management and operations of Iusacell. From late 1993 through February 1997, Bell Atlantic participated substantially in the financial and technological operations of the Company. Today, Bell Atlantic personnel seconded to Iusacell and Bell Atlantic consultants are integrally involved in managing the day-to-day operations and defining and implementing the long-term strategy of Iusacell. In particular, Bell Atlantic seconded employees are now directing the Company's marketing, distribution, customer service and financial operations.

    Bell Atlantic is one of the largest cellular providers in the United States, serving over 4.6 million subscribers along the East Coast and in the Southwest. In addition, Bell Atlantic has substantial investments in wireless telecommunications companies, including PrimeCo Personal Communications, L.P. in the United States, Omnitel Pronto Italia S.p.A. in Italy, Eurotel Praha S.R.D. in the Czech Republic and Eurotel Bratislava S.R.D. in the Slovak Republic, and has extensive experience in the development and implementation of marketing programs designed to promote subscriber growth. In its wireless markets, Bell Atlantic has emphasized the delivery of high-quality customer service through customer service centers and its extensive distribution system. The Company believes that it will benefit from Bell Atlantic's recent assumption of management control and Bell Atlantic's plans to utilize its expertise gained in other markets to enhance Iusacell's performance.

    In November 1993, Bell Atlantic invested U.S.$520.0 million in exchange for a 23.2% equity interest in Iusacell. Following completion of the Company's initial public offering in June 1994, Bell Atlantic purchased for U.S.$520.0 million an additional interest in the Company. As a result of these transactions, Bell Atlantic owned shares representing 41.9% of the economic interest of Iusacell and 44.3% of the voting rights relating to the Company's common stock.

    In February 1997, Bell Atlantic assumed control of the Board of Directors and management of Iusacell from Carlos Peralta Quintero and his affiliated companies (the "Peralta Group"). The Peralta Group, however, still retains 52.3% of the voting stock of the Company and certain veto rights. In February 1997 Bell Atlantic also converted U.S.$32.9 million of debt into equity, committed to provide the Company up to U.S.$150.0 million of subordinated convertible debt financing and granted the Peralta Group put options with respect to all outstanding shares of the Company held by the Peralta Group. See "Interest of Management in Certain Transactions--Specific Transactions." As a result of these transactions, Bell Atlantic currently owns approximately 42.1% of the economic interest of Iusacell and approximately 44.6% of the Company's voting rights. Bell Atlantic consolidates Iusacell's financial results for financial reporting purposes. Recently, Iusacell appointed a new Chief Executive Officer, Director General, Chief Operating Officer and Chief Financial Officer in order to implement the Company's operating strategies. See "Control of Registrant" and "Directors and Officers of Registrant."

    Bell Atlantic, one of the largest telecommunications companies in the United States in terms of revenue and assets, has extensive knowledge of the telecommunications and wireless businesses. In the District of Columbia and six states in the mid-Atlantic region of the United States, Bell Atlantic provides local exchange telephone service to its customers, utilizing over 20.6 million access lines and employing over 62,600 people. Bell Atlantic had operating revenues and net income of approximately U.S. $13.0 billion and U.S.$1.9 billion, respectively, for the fiscal year ended December 31, 1996, and total assets of approximately U.S.$24.9 billion as of the same date.

    In April 1996, Bell Atlantic and NYNEX Corporation, a global communications and media corporation, announced a definitive agreement for a merger of equals. The merger is expected to close by the third quarter of 1997. NYNEX Corporation had operating revenues and net income of approximately U.S.$13.5 billion and U.S.$1.5 billion, respectively, for the fiscal year ended December 31, 1996, and total assets of approximately U.S.$27.7 billion as of such date. Bell Atlantic and NYNEX Corporation are reporting companies under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

BUSINESS STRATEGY

    Iusacell's new management team has developed, and is in the process of implementing, a comprehensive operating and strategic plan primarily focused on increasing Iusacell's subscriber base, subscriber usage, revenues and profitability in its core wireless businesses. This strategic plan incorporates the following key elements:

    NEW PRODUCT OFFERINGS AND SALESFORCE INCENTIVES. Iusacell has introduced new product and pricing packages targeted both at high-usage contract customers, who favor value-added products, and at low-usage prepay customers. The Company considers its contract customers to be particularly receptive to bundled product offerings that include paging, long distance and other telecommunications services. In addition, the Company is considering marketing its cellular services to limited zone customers. In May 1997, the Company's salesforce compensation plan was overhauled to be largely performance based and to reward the sales of value-added products as well as any migration of qualified prepay customers to contract plans.

    ENHANCED DISTRIBUTION. Iusacell has developed a plan to improve the distribution of its products based upon the Bell Atlantic model which emphasizes consistent, standardized merchandising through a well-balanced mix of company-owned stores and independent distributors conveniently located throughout the Company's operating regions. By the end of 1999, the Company intends to have significantly increased the number of Iusacell-owned and operated customer service centers, incorporating a new, uniform store design. In 1997, in addition to opening a number of customer service centers with the new store designs, the Company plans to refurbish its existing 57 Iusacell-owned and operated customer service centers. In March 1997, Iusacell signed a contract with Precel S.A. de C.V. ("Precel"), formerly one of the largest distributors for the Company's competitor, adding 75 locations, thereby increasing
Iusacell's total points of sale in Mexico City by over 40% and reducing the competition's distribution presence. Iusacell plans to enter into agreements with other distributors to further increase its points of sale.

    DIGITAL NETWORK AND EXPANDED FOOTPRINT. The Company plans to launch a fully digital CDMA network in the first quarter of 1998 in order to upgrade its existing integrated network infrastructure. Iusacell believes that it will be the first cellular operator in Mexico with a commercial launch of a digital network. The Company believes that, based on its and Bell Atlantic's evaluation of both CDMA and TDMA technologies, CDMA technology is superior to TDMA. As part of its strategy to improve customer satisfaction, the Company plans to augment capacity by adding a total of 61 new cell sites in 1997. In addition, the Company plans to expand its geographic coverage into northern Mexico by acquiring or forming strategic alliances with cellular concession holders or by acquiring PCS licenses in the 1.9 GHz frequency band.

    REVITALIZED CUSTOMER SERVICE. Iusacell's marketing strategy emphasizes proactive and timely customer service. The Company utilizes welcome packages, customer satisfaction calls, Executive Blue Chip programs for corporate customers and customized billing to communicate its commitment to its customers. In addition, Iusacell's customer service centers offer "one-stop-shopping" for cellular, paging, long distance, local telephony and data transmission as a convenience to its customers. Iusacell continues to focus on reducing its fraud rate, as evidenced by its plan to deploy CDMA technology with its proven encryption benefits. The Company is considering other fraud prevention measures, including the introduction of authenticated handsets and fingerprinting for analog signals, the investigation of cloning activities and restrictions on international long distance dialing. Iusacell is also installing a new prepay operating system which is expected to improve customer satisfaction through automated card activation and account information, provide voice messaging and other value-added services, and to lower the cost of support for prepay services.

    REALIGNMENT OF ORGANIZATIONAL STRUCTURE. Iusacell has consolidated its business divisions in order to increase operating efficiencies, to facilitate cross-marketing of services and to reduce duplicative costs. Overall headcount has been reduced by approximately 10% in 1997 with the elimination of over 230 positions not directly associated with sales and distribution. Furthermore, the Company has signed a long-term lease in Mexico City that will consolidate corporate activities previously conducted at five separate locations.

    REDESIGNED BRAND IMAGE AND PROMOTIONAL CAMPAIGNS. Iusacell recently launched its newly designed brand logo and product packages with a new advertising campaign targeted at higher usage customers. For the first time, all product offerings will be marketed under the single, well-recognized IUSACELL brand name. As a result, the Company expects to increase brand awareness and customer loyalty, thereby increasing usage in its addressable market.

    LOCAL TELEPHONY SERVICE OFFERINGS. Iusacell has historically provided local telephony in Mexico on a limited basis through a mobile nationwide IMTS radiotelephony network and through both rural and public cellular-based telephony programs. The Company also has approximately 18,000 customers who participate in a trial of local wireless service in the 450 MHz frequency band, which the Company began in 1994. The Company plans to expand its 450 MHz service or pursue other alternatives for the provision of local telephony on a larger scale, including limited zone product offerings in the 800 MHz (cellular) or 1.9 GHz (PCS) frequency bands using digital technology that permits mobility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Local Telephony in the 450 MHz Frequency Band; CDMA Overlay."

    STRATEGIC PRICE INCREASES FOR CELLULAR SERVICE. Since April 1997, Iusacell has raised the per minute airtime price on its contract and prepay plans by a weighted average of 15.0% and has raised the fixed monthly charge on all its contract plans by a weighted average of 8.3%. Iusacell believes that its recent price increases will not have a material adverse effect on customer growth, retention or usage in the near-term, and the Company intends to implement future price increases to the extent economic and competitive conditions permit.

THE TELECOMMUNICATIONS INDUSTRY IN MEXICO

    MARKET LIBERALIZATION

    The Mexican government initiated its efforts to liberalize the telecommunications industry in 1989, dividing Mexico into nine geographic regions for the provision of cellular service. Two concessions were granted in each region, one to Radio Movil DIPSA, S.A. de C.V. ("Telcel"), a wholly-owned subsidiary of Telefonos de Mexico ("Telmex"), and the other to an independent operator, in order to provide an alternative for cellular customers. In addition, Telmex was required to interconnect non-wireline cellular operators to its network in an effort to facilitate competition.

    In December 1990, the Mexican government initiated the privatization of Telmex, the sole provider of landline local, long distance and wireline cellular services, when it sold 20.4% of the equity and 50.1% of the voting power in Telmex to a private consortium for U.S.$1.76 billion. The winning consortium consisted of Grupo Carso, S.A. de C.V., a Mexican conglomerate which owns or otherwise controls a majority of the consortium's voting interest, SBC Communications Inc. and France Telecom S.A. Subsequent to the original privatization, the Mexican government further reduced its holdings in Telmex through additional transactions and has now substantially completed the privatization process.

    Telcel obtained the wireline cellular concession in each of the nine cellular regions and is therefore Mexico's largest cellular operator. The non-wireline concession holders and the regions in which they serve are: (i) Baja Celular, S.A. de C.V. in Region 1; (ii) Movitel del Noroeste, S.A. de C.V. in Region 2; (iii) Telefonia Celular de Norte, S.A. de C.V. in Region 3; (iv) Celular de Telefonia, S.A. de C.V. in Region 4; (v) Portatel del Sureste, S.A. de C.V. in Region 8; and (vi) subsidiaries of the Company in Regions 5, 6, 7 and
9. Motorola, Inc. is a controlling or significant shareholder in the aforementioned five non-Company concession holders. Telcel is the sole competitor for each non-wireline company.

    In connection with the privatization of Telmex in 1990, the Mexican government granted Telmex a concession to provide public domestic and international long distance telephone service with an exclusivity period of six years. In August 1996, the exclusivity period expired, and full open competition commenced in January 1997. Currently, a presubscription balloting process is being conducted on a city by city basis to enable customers to choose a long distance provider.

    The SCT has also granted long distance concessions to the following applicants: (i) Alestra S. de R.L. de C.V.; (ii) Avantel, S.A. de C.V.; (iii) Marcatel S.A. de C.V.; (iv) Investcom, S.A. de C.V.; (v) Miditel, S.A. de C.V.;
(vi) Amaritel, S.A. de C.V.; (vii) PCM "Extensa", S.A. de C.V.; (viii) Bestel, S.A. de C.V. (ix) Telinor, S.A. de C.V.; and (x) Iusatel, S.A. de C.V. ("Iusatel"), a subsidiary of Iusacell. Each concession has a nationwide scope and a thirty-year term and authorizes domestic and international long distance services and value-added services, including voice and data transmission services.

    The Mexican government has initiated the liberalization process for competition in local telephony service. Accordingly, the SCT has already granted three concessions for local telephone service and has officially announced its plans to auction spectrum in the 450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz frequency bands for local wireless service during the fall of 1997.

    GROWTH OPPORTUNITIES

    UNDERSERVED TELEPHONY MARKET. The Company believes that there is substantial unmet demand for telephone service in Mexico as demonstrated by the relatively low level of residential, business line and cellular penetration and the long customer wait for landline service. According to the International Telecommunications Union ("ITU"), an agency of the United Nations, as of December 31, 1995, there were approximately 9.6 lines per 100 inhabitants in Mexico, which is lower than the teledensity rates in certain other Latin American countries and substantially lower than in developed countries such as the United States. The ITU forecasts that Mexican teledensity will reach 14.6 lines per 100 inhabitants by the end of the year 2000.

    The following table presents, for major Latin American countries and the United States, telephone lines in service per 100 inhabitants as of December 31, 1995.

                         SELECTED TELEPHONE PENETRATION

                                                                                                LINES IN SERVICE PER
COUNTRY                                                                                          100 INHABITANTS(1)
---------------------------------------------------------------------------------------------  -----------------------
United States................................................................................              62.6%
Uruguay......................................................................................              19.6
Argentina....................................................................................              16.0
Chile........................................................................................              13.2
Venezuela....................................................................................              11.1
Colombia.....................................................................................              10.0
Mexico.......................................................................................               9.6
Brazil.......................................................................................               7.5
Peru.........................................................................................               4.7

------------------------

(1) Source: International Telecommunications Union--World Telecommunications Development Report 1997.

    EXPECTED RECOVERY IN CONSUMER SPENDING. The Company expects consumer spending to recover following the recent economic crisis in Mexico. According to WEFA forecasts, GDP growth is expected to be 5.4% and 6.4% in 1997 and 1998, respectively. With GDP per capita expected to increase by an average of 4.0% during this period based on an annual population growth rate of 1.8% (as forecasted by WEFA), the Company anticipates increased demand for its services.

    CHANGING COMPETITIVE DYNAMICS

    The Company's cellular competitor is Telcel, a wholly owned subsidiary of Telmex, which holds the wireline cellular concessions in all nine regions of Mexico. The Company believes that Telmex faces increasing competition, especially in the long distance market, which was fully opened to competition in January 1997. Telmex's major long distance competitors include two joint ventures in which AT&T Corp. ("AT&T") and MCI Communications Corporation
("MCI") are the strategic partners.

    In late 1995, the Company brought a suit charging Telmex with unlawfully cross-subsidizing Telcel's cellular phone operations. The Company believes that the increased competition in the long distance market is hindering Telmex's ability to continue to cross-subsidize Telcel.

CELLULAR SERVICES

    HISTORY AND OVERVIEW

    Iusacell's predecessor became the first Mexican provider of cellular telecommunications services in 1989, when it commenced operation of the non-wireline cellular network in Region 9. Through a series of transactions from 1990 to 1994, Iusacell acquired 100% beneficial ownership interests in the entities which hold the non-wireline cellular concessions in Regions 5, 6 and 7. Regions 5, 6, 7 and 9 are among the most attractive cellular markets in Mexico based upon total POPs and demographic characteristics. These regions cover a contiguous geographic area in central Mexico, which allows Iusacell to achieve certain economies of scale.

    Iusacell's regions cover a variety of industries. Region 9 includes Mexico City, which has the greatest concentration of service and manufacturing industries and is also the center of Mexico's public and financial services sectors. Region 5 includes Guadalajara, Mexico's second largest city and the commercial and service center of western Mexico. Region 6 includes Leon and San Luis Potosi and has historically been dominated by the agricultural sector, although it has recently begun to develop as an automobile manufacturing center. Region 7 includes Puebla, Veracruz and Acapulco and contains the major operations of the Mexican petrochemical industry.


      Subscribers and System Usage

      As of December 31, 1996, Iusacell had a total of 130,318 cellular subscribers in Region 9. Of this number, approximately 72.3% were contract plan subscribers and 27.7% were prepay customers. According to Company customer profiles, professionals comprise a large portion of its Region 9 revenue base. The Company offers a number of value-added services designed specifically to fulfill the demands of this important group of contract subscribers. For example, Iusacell offers secretarial services and provides English-speaking operators to serve the large English-speaking market in Region 9. The Company also provides financial news reporting, emergency services, entertainment information, reservations services and sports reports. The Company believes that these value-added services help increase contract subscriber usage and also enhance Iusacell's market image as a full service cellular provider. Furthermore, the Company also believes that a strong distribution network is necessary in order to develop and sustain a significant presence in this important market. The Company believes it has particularly strengthened its competitive position in Region 9 with a new distribution contract with Precel which increased the Company's number of independent distributors in Region 9 by 40%. See "--Marketing Strategy--Distribution."

      As of December 31, 1996, Iusacell had a combined total of 102,588 cellular subscribers in Regions 5, 6 and 7. Of this number, 65.4% were contract plan subscribers and 34.6% were prepay customers. The Company believes that its subscriber base in these regions consists of subscribers engaged in a variety of occupations. Due to the lower landline penetration outside of Region 9, the subscriber base in Regions 5, 6 and 7 includes a number of users who purchase cellular services as a principal means of telecommunications. Compared to Region 9, the marketing programs in these regions have focused more on the benefits inherent in basic cellular service, such as mobility and convenience, than on the benefits that value-added services provide. Although few value-added services are currently being offered to contract subscribers, Iusacell is evaluating the feasibility of offering a broader range of value-added services similar to those offered to its contract subscribers in Region 9.

      The table below sets forth information regarding the cellular subscriber base for Region 9 and Regions 5, 6 and 7 combined at the dates or for the periods indicated.

                     Selected Cellular Subscriber Base Data

                                                                                 At or For the
                                                                             Year Ended December 31,
                                                                    ----------------------------------------
                                                                      1994            1995            1996
                                                                    ---------       --------        --------
Region 9
Total POPs (in millions).......................................          23.3           23.8            24.3
Covered POPs (in millions).....................................          19.9           20.3            22.1
Percentage of population covered...............................          85.4%          85.3%           91.0%
Subscribers:
   Contract....................................................       127,138        129,099          94,218
   Prepay......................................................             0          1,399          36,100
   Total Subscribers...........................................       127,138        130,498         130,318
Non-wireline penetration(1)....................................          0.55%          0.55%           0.54%
Average monthly MOUs per subscriber(2).........................           186            154             133
Nominal average monthly cellular revenue per subscriber(3).....        Ps.604         Ps.469          Ps.496
Nominal average monthly cellular revenue per subscriber(4).....     U.S.$ 178       U.S.$ 73        U.S.$ 65
Regions 5, 6 and 7 Combined
Total POPs (in millions).......................................          38.9           39.7            40.3
Covered POPs (in millions).....................................          19.6           20.0            23.4
Percentage of population covered...............................          50.4%          50.4%           58.1%
Subscribers:
   Contract....................................................        67,585         79,703          67,059
   Prepay......................................................             0              0          35,529
   Total Subscribers...........................................        67,585         79,703         102,588
Non-wireline penetration(1)....................................          0.17%          0.20%           0.25%
Average monthly MOUs per subscriber(2).........................           165            117              94
Nominal average monthly cellular revenue per subscriber(3).....       Ps. 630        Ps. 457         Ps. 481
Nominal average monthly cellular revenue per subscriber(4).....     U.S.$ 186       U.S.$ 71        U.S.$ 63

----------

(1) Non-wireline penetration represents the end of period non-wireline subscribers divided by the end of period POPs.

(2) Average monthly MOUs per subscriber is calculated by dividing the total MOUs for the respective period by the average number of subscribers for such period and dividing the resulting quotient by the number of months in such period.

(3) Nominal average monthly cellular revenue per subscriber is calculated by dividing the total cellular service revenue for the respective period (in nominal Pesos) by the average number of subscribers for such period and dividing the resulting quotient by the number of months in such period.

(4) Calculated as described in note (3) above, converted to U.S. dollars using the Noon Buying Rate for the relevant period. See "Exchange Rates."

    CONTRACT CHURN

    Contract churn measures both voluntarily and involuntarily disconnected subscribers. The Company calculates contract churn for a given period by dividing, for each month in that period, the total number of contract subscribers disconnected in such month by the number of contract subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period. Voluntarily disconnected subscribers encompass subscribers who choose to (i) no longer subscribe to cellular service, (ii) become a prepay customer of the Company or (iii) obtain cellular service (either on a contract or a prepay basis) from the Company's competitor. Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet the Company's payment requirements. The Company believes that a significant part of its contract churn in 1996 was due to customers switching from its contract plans to a prepay program. Following the introduction of Telcel's prepay program in February 1996, the Company launched its Control Plus prepay plan in June 1996 in order to attract, service and retain subscribers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Increase in Prepay Subscriber Base."

    PREPAY TURNOVER

    Currently, a prepay customer is no longer considered a customer of the Company when 60 days have elapsed since the customer purchased and activated his or her last prepay card. The customer's telephone number is then deactivated, and he or she is considered to have turned over. The Company's current prepay customers who want to continue to have cellular service must choose to (i) continue to be prepay customers of the Company by purchasing another card, (ii) become contract customers of the Company or (iii) become customers (either on a contract or a prepay basis) of Telcel. Due to the higher turnover among its prepay customers, the Company is attempting to migrate its qualified prepay customers to contract plans, where customer loyalty and retention have been historically higher. The Company is evaluating different methods of determining turnover, as the current method is dependent upon, among other things, the number of days of use the Company permits before expiration of prepay cards (currently 60 days). Iusacell is installing a new prepay operating system which the Company expects will better track those customers who turn over and, at the same time, allow customers to reinstate their prior telephone numbers up to 30 days after the expiration of their Iusacell cards. Iusacell anticipates that this new operating system, together with initiatives to increase the number of distribution points for prepay cards, improve customer care and otherwise improve the convenience of the Company's prepay program, will enhance the Company's ability to retain prepay customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Increase in Prepay Subscriber Base."

    ROAMING

    Iusacell offers its contract cellular subscribers nationwide and international service via roaming agreements. Subscribers can make calls from any location in Mexico served by a non-wireline cellular operator, and can receive any call made to the subscriber's number ("automatic call delivery") regardless of the region in Mexico in which such subscriber is located. Iusacell also provides cellular services to all subscribers of other non-wireline cellular operators in Mexico while such subscribers are temporarily located in a region served by Iusacell.

    An operator (a "host operator") providing service to another operator's subscriber temporarily located in its service region ("in-roamers") earns usage revenue. Iusacell bills such other operators (the "home operator") of an in-roamer for the in-roamer's usage. In the case of roaming by a Iusacell subscriber in the region of a host operator (an "out-roamer"), Iusacell is billed by the host operator for the subscriber's usage. Iusacell remits the billed amount to the host operator and bills its own customer, the out-roamer, without any mark-up. As a result, Iusacell retains the collection risk for roaming charges incurred by its own subscribers. Conversely, roaming charges billed by Iusacell for in-roaming usage by subscribers of other non-wireline operators are the responsibility of those operators. Roaming charges between non-wireline operators are settled monthly. Interconnection charges owed to Telmex and long-distance charges owed to the carrier as a result of roaming are the responsibility of the host operator. In addition to higher per minute charges for airtime (as compared to home region rates), the host operator is entitled to receive a fee for each day roaming service is initiated. During 1996, in-roaming fees and usage revenue represented 3.2% of Iusacell's total revenues.

    Iusacell has signed over sixty agreements with United States and other foreign operators to provide its subscribers with international roaming capabilities. These operators include Bell Atlantic NYNEX Mobile, AT&T Wireless, BellSouth Mobility, Rogers Cantel and AirTouch Communications. Iusacell is continually reviewing opportunities to enter into agreements with other cellular operators to expand its international roaming capabilities. In addition, Iusacell provides, through the National Automatic Cellular Network, automatic call delivery throughout most of the United States (including Puerto Rico) and Canada, whereby Iusacell subscribers may receive telephone calls from Mexico without the caller having to dial access codes.

OTHER SERVICES

    PAGING

    On December 14, 1995 the Company and Infomin formed Infotelecom, S.A. de C.V. ("Infotelecom") as a joint venture to market national and international paging services. The Company owns 51% of Infotelecom, while Infomin, S.A. de C.V. ("Infomin") owns the other 49%. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Under the Infotelecom joint venture agreement, Infomin is obligated to contribute this concession to Infotelecom. Due to restrictions on foreign ownership under the paging concession, however, Infomin cannot contribute its paging license to the joint venture so long as Bell Atlantic continues to control the management of Iusacell and the Company continues to hold more than 49% of the voting shares of Infotelecom.

    Pursuant to a marketing agreement that the Company has entered into with Infomin, Infotelecom has the right to market national paging services on behalf of Infomin, and Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as the concession holder must pay the SCT for the right to provide paging services.

    Infotelecom began marketing paging services in August 1996 and service is now provided in Mexico City, Guadalajara, Monterrey, Puebla, Cuernavaca, Toluca and Ciudad Juarez. Infotelecom plans to expand the marketing of paging services to 30 cities by 2001. The Company plans to take advantage of its existing cellular network and of its operating and administrative resources in order to achieve cost efficiencies in the provision of paging services. As of December 31, 1996, Infotelecom had 3,098 paging customers.

    Under the joint venture agreement, the Company and Infomin valued the Infomin paging concession at U.S.$10.5 million, and the Company agreed to fund the first U.S.$10.5 million of Infotelecom's capital needs before Infomin would be required to make pro rata cash contributions. Auctions for paging spectrum held after execution of this joint venture agreement have valued nationwide paging concessions as low as Ps.1.0 million. Because of this valuation disparity and the restrictions against foreign ownership of Infomin's paging concession, Iusacell is exploring alternatives for the provision of paging services.

    LONG DISTANCE

    In August 1996, Iusacell became one of Telmex's first competitors in long distance service when Iusacell began to provide long distance services to its subscriber base in Mexico pursuant to the 30-year concession Iusatel was awarded from the SCT on October 16, 1995. The Company's competitors in long distance include the nine other companies granted concessions as well as Telmex, the former long distance monopoly. The Company believes that competition in the Mexican long distance market will stimulate growth in demand for long distance service.

    The Company currently provides long distance service using its own switches and transmission equipment and a combination of fiber optic lines, satellite transmission and lines leased from Telmex. At December 31, 1996, the Company provided long distance service to its approximately 248,000 existing customers for its other services, and anticipates providing service in at least 60 cities by mid-1998.

    The Company's long distance concession provides for certain coverage and technological investment requirements. If the Company does not satisy such requirements, it could be subject to certain fines and penalties and potentially lose its long distance concession. The Company is currently evaluating the commercial feasibility of complying with the concession and may request that relevant government authorities modify the terms of such concession to reflect the results of such evaluation and any corresponding revisions to Iusacell's business plan. See "--Government Regulation--Concessions and Permits--Long Distance Concession" and "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources--Capital Expenditures."

    LOCAL TELEPHONY

    Iusacell operates a mobile nationwide IMTS radiotelephone network in the 440-450 MHz, 485-495 MHz and 138-144 MHz frequency bands, providing local radiotelephone services to commercial and non-commercial customers across Mexico. As of March 31, 1997, Iusacell had 1,598 IMTS radiotelephone subscribers. The number of radiotelephone subscribers has been declining and Iusacell is considering the cessation of IMTS service with the migration of IMTS subscribers to other wireless services or local telephony services.

    The Company also operates public and rural telephony programs, utilizing available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths, intercity buses and rural areas. The provision of services in this way fulfills the terms of the Company's concessions for the provision of cellular telephone service and utilizes the Company's cellular network to provide telecommunications coverage in areas with little or no basic service. At December 31, 1996, the Company had 2,133 cellular telephones in service under its public and rural telephony programs and as of March 31, 1997, Iusacell had 2,630 cellular telphones in service under these programs.

    At December 31, 1996, Iusacell was providing, on a trial basis pending approval from the SCT, local wireless service in the 450 MHz frequency band to 15,876 and as of March 31, 1997, the Company was providing such service to 17,980 customers in selected markets in Mexico. The Company believes that there is substantial unmet demand for telephone service in Mexico as demonstrated by the relatively low level of residential, business line and cellular penetration and long customer wait for landline service. See "--The Telecommunications Industry in Mexico--Growth Opportunities." Iusacell has developed a rate plan for local wireless service in the 450 MHz frequency band which, while differing in some respects from the plan used by Telmex, would result in a target revenue range which approximates a typical Telmex customer's monthly bill.

    The Company has experienced substantial delays in obtaining the SCT's approval of its technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, the SCT and the Company reached agreement on a process by which the Company could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. Under this agreement, Iusacell would convert and consolidate certain of its existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and would have a right of first refusal to acquire the concessions to provide local wireless service over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands scheduled by the Mexican government for the fall of 1997. Until the conclusion of such auctions, Iusacell has received a provisional authorization to use 450 MHz spectrum to provide local wireless service to up to 50,000 subscribers.

    As a result of the delays experienced by the Company and the uncertainty relating to the Company's ability, at a commercially acceptable cost, to obtain concessions to provide local wireless service in the 450 MHz frequency band, the Company is exploring alternatives for providing local telephony services, including limited zone wireless services in the 800 MHz (cellular) or 1.9 GHz (PCS) frequency bands deploying digital technology that permits mobility. If the Company were to determine that it would be preferable to pursue such an alternative rather than to continue to pursue local wireless service in the 450 MHz frequency band, such alternative could require the acquisition of concessions, other regulatory approvals and the payment of substantial fees, and the Company would record substantial non-cash losses in writing off assets relating to its 450 MHz local wireless service. See "--Government Regulation--Concessions and Permits--Local Telephony" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Local Telephony in the 450 MHz Frequency Band; CDMA Overlay."

    In expanding its local telephone services, the Company plans to capitalize on synergies between its cellular and local wireless services, utilizing its existing cellular network for connections with the local subscribers' premises. Furthermore, the Company believes that local wireless service requires a lower infrastructure investment per line than landline service.

    Iusacell also has applied for a license to provide local wireline service, including dedicated circuits, local switching and data service. While the Company currently does not anticipate that the provision of local wireline service will become a significant part of its services, the Company may provide, on a case-by-case basis, local wireline telephone service as part of its overall provision of telecommunications services.

    DATA TRANSMISSION

    Iusacell began providing data transmission services in 1993. The Company provides both public and private data transmission through its cellular network, utilizing CDPD technology. The Company provides its data transmission services primarily to the financial services and consumer products industries.

MARKETING STRATEGY

    With the assumption of control by Bell Atlantic, Iusacell has redefined its strategy for achieving profitable growth, particularly in its cellular business. The Company seeks to increase its average monthly revenue per subscriber, increase its cellular subscriber base, decrease the cost of acquiring additional subscribers, reduce contract churn and prepay turnover by improving its marketing efforts to its existing and potential cellular subscribers.

    The Company's subscribers consist of contract and prepay customers who can be classified as high, moderate or low-usage customers. Iusacell is implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment.

    CONTRACT SUBSCRIBERS

    Contract subscribers seek uninterrupted mobile cellular service, including long distance, access to high-quality customer service and the ability to choose among value-added services such as call waiting and *911 services, all for one monthly fee.

    High-usage contract subscribers include corporate customers, professionals, owners of small to medium-sized businesses and other subscribers who have a high need for mobility and who rely on cellular service daily. These subscribers are willing to pay a higher monthly fee in exchange for a large block of free minutes, a lower airtime rate and a full range of value-added services and customer service conveniences. These subscribers are concentrated in the Company's premium plans. The Company is aggressively pursuing customer growth in this segment through targeted marketing and distribution (customer service centers, corporate representatives, direct salesforce), advertising campaigns (business and leisure publications, moving billboards) and pricing plans.

    Moderate-usage contract subscribers include some professionals, small business owners and residential customers who use cellular services frequently and require the reliability of a contract plan, but do not generate the monthly MOUs of high-usage contract subscribers. The Company plans to continue to generate revenue from this segment through targeted distribution (customer service centers, direct salesforce, distributors), advertising and pricing plans.

    While the Company does not target low-usage contract customers as aggressively as other customers, it provides service options to meet the requirements of this subscriber group. The low-usage contract plan segment consists primarily of residential customers and small business owners who prefer the reliability of contract plan service, but whose usage may not justify the inclusion of various value-added services in the fixed monthly charge. The Company targets this segment through its group of independent distributors and, to some extent, through its commission agents and advertising programs. Three pricing plans are currently offered to meet the needs of lower usage customers.

    PREPAY SUBSCRIBERS

    Since the inception of the Company's prepay plan in 1996, the number of prepay subscribers has grown to represent approximately 31% of Iusacell's subscribers at December 31, 1996. A prepay subscriber can activate a cellular phone at a Company customer service center, purchase a prepaid card with a fixed amount of credit to be used over a period of no more than 60 days, and credit the prepaid card value to the subscriber's account either at a customer service center or by a phone call. Such a customer will have access to cellular service (including long distance, but without roaming capability and limited access to *911 emergency service) until the credit is fully used or until the card expires at the end of 60 days, whichever occurs first.

    The prepay market is composed of customers who typically cannot afford to purchase a contract plan, do not have the credit profile required to purchase a contract plan or seek cellular services for emergency or limited use only. Iusacell believes that prepay plans are attractive to a wide range of cellular customers. In addition to helping customers control costs, Control Plus has no monthly bill and allows customers to prepay for cellular services in cash. Iusacell is now marketing these features to new classes of potential customers. Currently, prepay subscribers lose their phone numbers 60 days following the purchase and activation of their most recently purchased card, whether or not there is credit remaining on such card. The Company has recently implemented a program under which prepay customers can reacquire their number for a fee within 30 days after expiration. In an effort to discourage turnover, the Company charges an activation fee for prepay subscribers. The Company has recently waived this fee in response to market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Increase in Prepay Subscriber Base."

    Iusacell believes the prepay service offerings provide an opportunity to improve margins due to higher average per minute airtime charges, the lower cost to acquire prepay subscribers and the absence of billing costs, credit concerns and payment risk. Iusacell is installing a new prepay operating system, allowing it to better track the usage patterns and identity of its prepay subscribers. The new operating system also is expected to improve customer satisfaction through automated reactivation, voice messaging and other value-added services, and to lower the cost of support for prepay services. The Company anticipates that the new operating system, together with initiatives to increase the number of distribution points for prepay cards, will improve customer care and otherwise improve the convenience of the Company's prepay program, and will enhance the Company's ability to retain prepay customers.

    DISTRIBUTION

    Iusacell targets the various segments of its subscriber base through five sales and distribution channels: customer service centers, independent distributors, corporate representatives, a direct salesforce and commission sales agents. The Company is aggressively increasing the number of its points of distribution in order to acquire additional subscribers.

    Historically, Iusacell's salesforce compensation was based largely upon salary and a commission structure which encouraged the sale of prepay cards. Since the assumption of control of the Company by Bell Atlantic, the Company has overhauled its sales compensation plan. The new plan, implemented in May 1997, is designed to motivate the salesforce within each distribution channel through monetary incentives. In addition, this new plan will provide training so that the salesforce is encouraged to activate profitable and loyal accounts, cross-sell the full line of the Company's service offerings and maintain the Iusacell standards in advertising, promotions and customer service.

    CUSTOMER SERVICE CENTERS. Iusacell has reconfigured each of its customer service centers to offer one-stop-shopping for a variety of cellular, long distance and paging services, as well as accessories. Walk-in customers can subscribe to cellular service contract plans, purchase prepay cards, sign up for long distance service and purchase equipment such as handsets, pagers and accessories. In an effort to maximize customer loyalty, reduce contract churn and prepay turnover and to increase average monthly revenue per subscriber through cross-selling, the Company plans to significantly increase the number of Iusacell-owned and operated customer service centers by the end of 1999, incorporating a new, uniform store design. In 1997, in addition to opening a number of new customer service centers, the Company expects to complete the redesign of its existing 57 owned and operated customer service centers.

    INDEPENDENT DISTRIBUTORS. In order to broaden its market, Iusacell maintains relationships with a broad network of 61 exclusive distributors in 164 locations. This includes a new distribution contract with Precel, formerly one of Telcel's largest distributors, to obtain exclusive distribution in 75 locations. The Company's distribution arrangement with Precel increased the number of Company locations in Regions 5, 7 and 9, by 7, 3 and 65 locations, respectively, and significantly reduced Telcel's distribution presence in Mexico City. In order to ensure that Iusacell's standards are maintained at all distribution points, the Company provides assistance to its distributors in training, promotions and advertising and provides information on its customer base to allow the distributors to service the Company's customers effectively.

    CORPORATE REPRESENTATIVES. To service the needs of its large corporate and other high-usage customers, the Company has created a dedicated corporate sales group, which currently includes 70 full-time sales representatives.
This group of trained representatives seeks to increase sales to high-usage customers by (i) "bundling" combinations of services into customized packages designed to meet customers' requirements, (ii) developing and marketing new services to satisfy the demands of such customers and (iii) educating corporate purchasing managers about alternative pricing plans and services. The Company plans to increase the size and geographic reach of this salesforce in the future.

    DIRECT SALESFORCE. Currently, the Company employs 15 direct sales representatives to target moderate-usage contract plan subscribers. These direct sales representatives travel extensively to deliver personalized service to subscribers such as small and medium-sized businesses and individuals. The Company carefully selects, trains and motivates this salesforce to maintain Iusacell's service standards.

    COMMISSION SALES AGENTS. The Company retains commission agents as a flexible salesforce in Regions 5, 6 and 7. The agents function as cellular service brokers for the Company, working out of their own premises to better target their customers. These agents provide additional distribution outlets with minimal Company support. Currently, the Company has an arrangement with 59 commission sales agents who distribute the Company's product with no direct costs to Iusacell.

    ADVERTISING

    Iusacell has launched an integrated media plan emphasizing the benefits of the Company's products and supported by the Iusacell brand image, the logo for which was recently redesigned. For the first time, all product offerings are under the single, well-recognized IUSACELL brand name. The media plan targets the Company's subscribers through a coordinated print, radio, television and fixed and moving outdoor advertising campaign. A key element of this integrated media plan is the periodic agency review wherein the sales results of a given campaign are evaluated. The integrated media plan enables the Company to negotiate more favorable advertising rates. Print advertisements prominently feature an ad-response telephone number to solicit new customer inquiries. A 24-hour line is staffed with trained representatives who are equipped to answer questions regarding services and products. The Company believes that this 24-hour line helps to convey the image of Iusacell as a high-quality, customer service-oriented telecommunications service provider.

    CUSTOMER SERVICE

    Iusacell views superior customer service as essential in order to distinguish itself in the competitive Mexican cellular telecommunications market. The Company provides training for its customer service representatives to ensure that each customer receives prompt attention, informed answers to any inquiries and satisfactory resolution of any concerns. The Company believes that enhanced customer service, especially after-sales support, is integral in developing brand loyalty and supports the efforts of its salesforce to cross-sell the Company's services and products. For prepay customers, Iusacell is installing a new operating system that will better track the usage patterns and identities of these subscribers. The new operating system will improve customer satisfaction through automated activation, voice messaging and other value-added services and will lower the cost of support services. To further enhance customer service, Iusacell has installed dedicated personal computer terminals linked to the Company's billing system so that each customer service representative, either personally or through the 24-hour service line, can handle customer inquiries, billing questions and account payments with real-time data and a full customer profile in hand. Customer data gathered from such sources as the activation process, the billing system and exit interviews with customers who terminate service, will allow Iusacell to better tailor its marketing strategy to each customer. Along with providing information as to how the Company can improve its customer service, this data is expected to enable representatives from each of the distribution channels to better target their sales approach to each customer when cross-selling the Company's services and products.

    PRICING

    Since 1994, Iusacell has offered a variety of flexible pricing options for its cellular service. The primary components of the contract pricing plans include monthly fees, per minute usage charges and a certain number of free minutes per month. Additionally, the Company's prepay program markets cards which credit a finite number of Pesos to a customer's account, to be utilized over a period of no more than 60 days.

    The contract pricing plans are designed to target high, moderate and low-usage contract subscribers. High-usage customers are typically willing to pay higher monthly fees in exchange for larger blocks of free minutes, value-added services, a free handset and lower per minute airtime charges under a single contract. The Company offers the Productivity and Premium plans which are specifically targeted at the high end of the market. Moderate-usage contract subscribers typically prefer pricing options which have a lower monthly charge, fewer free minutes and higher per minute airtime charges than those options chosen by high-usage customers. The Company offers the Flex 75 and Flex 150 plans to satisfy the needs of the moderate-usage contract subscriber base. In addition, on June 7, 1997, the

Company launched its Ganador (Winner) plan which is distinct in that it offers, at no additional charge, three-way-dialing, call forwarding and call waiting, and comes with a choice of handsets, including the latest model from Nokia. To satisfy the more limited needs of the low-usage contract subscribers, the Company offers the Security, Standard and Tu Tiempo plans, which offer a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few free minutes.

    In contrast to contract subscribers, prepay customers typically generate low levels of cellular usage, do not have access to value-added services (except for purchases of Control Plus Ps.500 card) or roaming, generally already own a handset and often cannot afford to or do not have the credit profile to purchase contract plan cellular services. Other prepay customers include vacationers and travelling businesspeople who require cellular service for short periods of time. In addition, prepay plans have no monthly bill and offer customers a greater degree of flexibility. In June 1996, the Company introduced Control Plus, a prepay cellular telephone service whereby a customer may bring a handset to a customer service center for activation and purchase a prepay card in denominations of Ps.100, Ps.250 and Ps.500 from a customer service center or any of a variety of vendors, including newsstands, lottery stands, supermarkets and other retail outlets. Once the card is purchased and the handset is activated, the customer can call the Company with the card's serial number to credit the corresponding value of cellular service to the customer's account. When this credit occurs, the service is active and ready for the customer's use. A phone number is assigned at the time of activation. That number is terminated when 60 days have elapsed from the date of the last credit.

    With the exception of Tu Tiempo and Control Plus, all packages include a selection of free cellular handsets. The table below sets forth the various contract and prepay plan rate options implemented by the Company as of May 20, 1997.

                             CELLULAR RATE OPTIONS

                                             FIXED                       PEAK          NON-PEAK        FREE       CONTRACT
                                            MONTHLY    ACTIVATION     PER MINUTE      PER MINUTE      MONTHLY      PERIOD
                                            CHARGE       FEE (1)      CHARGE (2)      CHARGE (2)      MINUTES     (MONTHS)
                                          -----------  -----------  --------------  --------------  -----------  -----------
Contract Plans:
  Premium...............................    Ps. 1,039      Ps. --       Ps. 1.80        Ps. 1.25           600       12
  Productivity..........................          729          --           2.30            1.65           300       12
  Flex 150..............................          419          --           2.60            1.75           150       18
  Flex 75...............................          259          --           3.30            2.15            75       18
  Ganador...............................          299          --           2.25            1.30           100       18
  Standard..............................          239          --           2.60            1.95            30       24
  Security..............................          169          --           3.90            2.25            30       24
  Tu Tiempo.............................           99         149           2.75            2.75            --       --
  C300..................................          569         140           1.50            1.00           300        6
  R150..................................          259         130           2.25            1.40           150       12

Prepay Plans:
  Control Plus Ps.500 Card..............           --          --           2.78            2.78            --       NA
  Control Plus Ps.250 Card..............           --          49           3.16            3.16            --       NA
  Control Plus Ps.100 Card..............           --          99           3.45            3.45            --       NA

------------------------

(1) Iusacell waives activation fees from time to time in response to market conditions. It is currently waiving the activation fees for its Control Plus cards.

(2) Peak per minute charges currently apply to usage between 8:00 A.M. and 10:00 P.M. Monday through Friday. Non-peak per-minute charges apply at all other times.

    Since April 1997, the Company has implemented two price increases for its cellular plans. On April 1, 1997, the Company raised the per minute airtime price on all its contract and prepay plans by a weighted average of 15.0%. This weighted average price increase was calculated by applying the actual price increases implemented in April 1997 to both peak and non-peak per minute airtime charges for each of the Company's contract and prepay plans, weighted by the ratio of each plan's contribution to overall airtime revenues during the month of April 1997. On May 20, 1997, the Company raised the fixed monthly charges on all its contract plans by a weighted average of 8.3%. This weighted average price increase was calculated by applying the actual price increases implemented on May 20, 1997 for all the Company's contract plans, weighted by the ratio of each plan's contribution to overall monthly fixed charges during the month of April 1997.

    Since Iusacell implemented these price increases, Telcel has responded by raising the per minute prices on its prepay plans. The Company intends to continually review its market pricing and will attempt to increase prices, if economic and competitive conditions permit, to keep pace with inflation.

ACTIVATION, BILLING AND COLLECTION PROCEDURES

    The Company can activate a phone within 30 minutes of receiving credit approval for customers who intend to pay their monthly charges with a credit card. For customers who intend to pay their monthly charges in cash, there is a credit review process of no longer than 48 hours prior to the delivery and activation of a cellular telephone and a requirement of a security deposit in an amount equal to double the assigned credit limit. For Control Plus customers, activation time is 30 minutes or less. The Company believes that its ability to activate a cellular telephone number promptly gives the Company a competitive advantage over Telcel.

    The Company mitigates its credit exposure in four ways: (i) for those customers paying by credit card, by obtaining a credit report from the BUREAU NACIONAL DE CREDITO ("National Credit Bureau"), a Mexican affiliate of TransUnion Corporation; (ii) by requiring payment to be made by credit card or, for those customers who do not pay by credit card, by requiring security deposits and conducting a credit investigation; (iii) by requiring that customers paying by credit card purchase a bond, which provides for payment in the event of customer defaults; and (iv) by utilizing prepay cards, which eliminate all credit risk.

    The Company has instituted customer retention procedures whereby a late-paying customer is contacted by a service representative prior to termination to urge such customer to settle his or her account and to inquire about the reasons for nonpayment. Iusacell believes that these follow-up procedures help decrease the rate of nonpayment and improve customer goodwill by allowing Iusacell to address any customer grievances which may have led to customer delinquency, thereby helping to retain potentially profitable accounts.

    Iusacell has also implemented a system to monitor MOU levels and the number of calls to certain geographic areas in order to identify abnormal usage by contract subscribers. When abnormal usage is detected, Iusacell contacts the subscriber to determine whether such usage has been authorized. The Company believes that these procedures are effective in reducing the number of billing disputes with subscribers and losses due to cellular fraud.

    Billing is administered using a customized version of Bell Canada's "Link" billing system in Regions 6, 7 and 9 and the Communication Administration System in Region 5. The Company's current billing and call-rating capacity is sufficient to service its existing subscriber base. In connection with the planned implementation of CDMA, the Company plans to upgrade its current billing system to accomodate future subscriber growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources--Capital Expenditures." The Company compiles billing information on a real-time basis by transmitting the information via dedicated microwave facilities from the Company's switching stations to its billing system. Protective and disaster recovery measures are taken in connection with all billing information. Iusacell continues to evaluate alternative billing and account management system solutions in order to accommodate future growth.

NETWORK AND EQUIPMENT

    CELLULAR SERVICES

    Iusacell's integrated cellular network is currently composed of five cellular switches, 236 cell sites and 42 repeaters, and covers approximately 70% of total regional POPs. Iusacell currently uses analog technology to link its subscribers and its cellular network. The Company plans to launch a digital CDMA overlay network in 1998, which will significantly enhance network performance. The overlay will begin in Region 9 in the first quarter of 1998, with the remaining regions to be completed during the remainder of that year.

    The Company has elected to deploy CDMA technology instead of TDMA technology based on its and Bell Atlantic's evaluation of the two technologies. For the past year, Iusacell has used TDMA technology for internal purposes across 106 cell sites in Region 9. Bell Atlantic is successfully using CDMA technology in several of its U.S. markets to favorable customer response. CDMA offers significantly greater call-carrying capacity and superior voice quality and is more compatible for future upgrading than TDMA. The Company believes that it will be the first cellular operator in Mexico to launch a fully digital CDMA network. Iusacell will maintain transmitting equipment to serve both analog and digital formats, and the Company expects to market dual-mode cellular telephones capable of sending and receiving both analog and digital transmissions. Depending on the choice of vendor for CDMA equipment, the Company may be required to discontinue using a substantial portion of its existing network infrastructure, particularly the TDMA technology now being used for internal purposes in Region 9 and, accordingly, could record substantial non-cash losses in respect thereof. The Company cannot anticipate the magnitude of any such potential write-off at this time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Local Telephony in the 450 MHz Frequency Band; CDMA Overlay."

    Iusacell's cellular network consists of digital switching systems that are capable of serving multiple markets. Regions 6, 7 and 9 are served by four Northern Telecom DMS 250 (MTX) switches, and Region 5 is served by one Motorola switch (EMX 2500). All switching equipment is fully networked. Iusacell installed its first mobile switching center in 1989 in Region 9 and currently operates 141 cell sites, providing telephone coverage to substantially all of the populated territory and major highway routes of Region 9. Regions 5, 6 and 7 currently operate with a total of 95 cell sites, resulting in cellular telephone coverage in all major population centers as well as along the principal highway routes in the regions. Iusacell plans to install an additional 39 cell sites and 31 repeaters in its regions during 1997 in an effort to increase geographic coverage, as well as boost call-carrying capacity within areas already covered. The Company increases call-carrying capacity and coverage by three principal means: "cell splitting," deploying "micro-cells," and using cell site repeaters or enhancers. Approximately 70% of the cells in Region 9 were created as a result of cell splitting.

    Digital microwave links between cell sites and the landline system are supplied by various equipment manufacturers. The entire microwave network consists of 329 individual microwave point to point links (hops). Taking advantage of the ability of its various switching systems to run customized software, Iusacell has developed a proprietary software package which is able to track and report, in real-time, all aspects of network performance, including traffic analysis, call quality and alarms. Iusacell seeks to upgrade and improve its cellular network as new technologies become available.

    The Company has a network operations and control center in Mexico City, which oversees, administers and provides technical support to all regions. The Company plans to upgrade its control center, utilizing a more flexible platform, capable of adjusting to an increasingly more complex network. This effort is currently under evaluation and implementation of the new system is expected during the first half of 1998.

    OTHER SERVICES

    Iusacell provides paging services primarily using its own cellular network facilities. For long distance, the Company uses fiber optics and state-of-the-art digital systems. In particular, Iusacell uses its three long distance switches and its own transmission equipment, as well as other facilities leased from Telmex.

    Iusacell provides private data transmission services primarily using excess capacity in the Company's microwave backbone in its existing cellular network in Region 9, its X.25 packet switching network and its nationwide satellite transmission through Satelitron, S.A. de C.V. ("Satelitron"), a shared hub for private networks which is being developed as part of a joint venture with Hughes Network Systems and other entities. Iusacell also provides private and public data transmission through its cellular network, utilizing CDPD technology.

    The Company's local wireless network, if implemented in the 450 MHz frequency band, is expected to be based on the most modern digital switching, transmission and subscriber connection equipment that is readily available and commercially feasible. The Company intends to utilize its existing infrastructure to the extent possible. If the Company opts to provide local wireless service through its 800 MHz or 1.9 GHz frequency bands, the digital technology that would be employed would offer additional features such as out-of-zone mobility.

    In April 1994, the Company and Northern Telecom Limited ("Nortel") entered into a five-year, U.S.$315.0 million agreement (the "Nortel Agreement") pursuant to which Nortel has in the past supplied and, upon approval of the Company's technical and economic plans by the SCT, will continue to supply network switching equipment, switching center transmission equipment and radio base station equipment, as well as associated software and technical services, for the development of the 450 MHz local wireless network. The Nortel Agreement is currently suspended and will terminate if the Company's technical and economic plans for the 450 MHz project are not approved by, or if the Company does not receive a concession to provide local wireless telephony in the 450 MHz frequency band from, the SCT on or before December 31, 1997. The Company has made U.S.$26.8 million in purchases under the Nortel Agreement to date and, if the suspension is lifted, anticipates making a total of U.S.$288.2 million in additional purchases under the agreement. In addition, the Company has made an advance payment of U.S.$15.0 million for future purchases as required under the agreement. The Company has also entered into a U.S.$5.0 million agreement with Nortel for the purchase of 12,000 450 MHz local wireless terminals and a U.S.$82.0 million purchase agreement with Telrad Telecommunications Electronics Industries, Ltd. ("Telrad") for terminals.

    INFRASTRUCTURE SYNERGIES

    While cellular transmitters are unique to cellular service, towers can be used for cellular and paging transmissions, and the same physical infrastructure (land, shelter, etc.) can be used for cellular, paging and long distance equipment. Synergies also exist in maintenance, workforce training and equipment purchasing. For example, since plugs (electronic circuit boards used in switches) can be used in both cellular and long distance switches, a proportionately lower inventory of plugs can be maintained. The Company believes that, as it expands its non-cellular offerings, these synergies will allow it to reduce its infrastructure costs significantly and will reduce the time needed for implementation of a new service.

    For a discussion of the Company's capital expenditure plans for its cellular and other services, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Expenditures."

COMPETITION

    The offering of cellular services in Mexico is currently a regulated duopoly in each region. Iusacell's cellular competitor in all regions in which it provides service is Telcel, the holder of the wireline cellular concession for service throughout Mexico and the country's largest cellular provider. Cellular systems compete principally on the basis of quality of telecommunications services, customer service, roaming capabilities, value-added services, breadth of coverage area and, more recently, price. Operators are largely free to set their own rates, provided such rates are set on the basis of cost. See "--Government Regulation."

    While Iusacell currently faces limited competition from entities providing telecommunications services utilizing other existing technologies, the Company will likely face increased competition from technologies being developed or to be developed in the future. Emerging technologies such as enhanced specialized mobile radio, PCS and satellite telephone will compete with current cellular services. The Mexican government has announced its intention to auction spectrum in the 450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz frequency bands in the fall of 1997. Several of the Company's competitors have announced their intention to enter these auctions to obtain access to the local wireless markets.

    In paging services, the Company competes with established companies such as Comunicaciones MTEL (Skytel), S.A. de C.V., Enlaces Radiofonicos, S.A. de C.V. (Digitel), Telecomunicaciones Elektra, S.A. de C.V. (Biper), Grupo Radio Beep, S.A. de C.V., Comunicacion Dinamica Metropolitana (Codime) and Buscatel, S.A. de C.V., a Telmex subsidiary. In addition, several new concessions have been awarded in the last year. Other companies have publicly announced their intention to provide similar services in Mexico.

    In providing long distance telephone service, Iusacell faces competition from ten other concession holders, including Telmex and joint venture companies in which AT&T and MCI have beneficial ownership interests. Presubscription balloting is currently taking place in certain cities whereby telephone customers choose their long distance carrier. The Company has chosen not to commit significant marketing resources to the balloting process and has fared poorly in initial balloting results.

    In the local telephony market, the Company expects to face significant competition from both Telmex, the existing monopoly, and new competitors entering this market through the upcoming 450 MHz and 1.9 GHz (PCS) auctions.

    In providing data transmission services, Iusacell competes for customers with Telmex and Telecom. In addition, the Company believes that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

    The Company has filed suit with the Federal Competition Commission against Telmex and Telcel, claiming that the two companies have engaged in monopolistic practices in the Mexican telecommunications market, including unlawful cross-subsidies by Telmex of Telcel's cellular phone operations. In addition, the Company is currently involved in disputes with Telmex over the rates that Telmex charges for interconnection services and over billing and collection services the Company renders on behalf of Telmex. See "--Legal Proceedings."

INTERNATIONAL JOINT VENTURES

    Iusacell owns directly 27.3% and, indirectly through its 70.1% interest in a Colombian holding company, 3.5% of the equity interest in Consorcio Ecuatoriano de Telecommunicaciones, S.A. ("Conecel"), one of two Ecuadorean cellular companies. The Peralta Group holds an additional 15.1% of Conecel's equity. Iusacell's investment in Conecel is passive. Iusacell does not intend to fund any significant capital calls that may be issued by Conecel in the future. The Company is currently considering divesting its interest in Conecel.

    In December 1996, Iusacell agreed to sell its wholly-owned subsidiary, Iusatel Chile, a Chilean long distance company, to Inversiones Druma, S.A. ("Inversiones") for U.S. $5.0 million. The sale transaction also includes a capitalization of U.S. $13.3 million of obligations of the Company to Iusatel Chile. In March 1997, Inversiones notified Iusacell that it seeks to rescind the transaction due to alleged omissions and misrepresentations and therefore was not going to pay the purchase price. Iusacell intends to seek to enforce the December 1996 agreement.

GOVERNMENT REGULATION

    Telecommunications systems in Mexico are regulated by the SCT and the Mexican Federal Telecommunications Commission, an independent regulatory body within the SCT, pursuant to the LEY FEDERAL DE TELECOMUNICACIONES (the "1995 Telecommunications Law"), which became effective on June 8, 1995, although certain rules set forth in the LEY DE VIAS GENERALES DE COMUNICACION, the REGLAMENTO DE TELECOMUNICACIONES and the rules promulgated thereunder (collectively, the "Original Communications Laws") generally remain effective. These laws and regulations define the regulatory structure applicable to the nationwide telecommunications infrastructure and the provision of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications systems; the establishment of technical standards for the provision of telecommunications services; and the granting, revocation and modification of concessions and permits. In particular, concessions and permits granted under the Original Communications Laws (which is the case for most concessions and permits granted to the Company and its subsidiaries) should be governed by the Original Communications Laws, except for provisions included in the 1995 Telecommunications Law which grant rights enhancing those set forth in the Original Communications Laws. However, rates charged by holders of concessions and permits granted under the Original Communications Laws will continue to require prior approval from the SCT, unless such concession or permit is amended.

    CONCESSIONS AND PERMITS

    To provide public telecommunications services in Mexico through a public network, the service provider must first obtain a concession from the SCT. Pursuant to the 1995 Telecommunications Law, concessions for public networks may not exceed a term of 30 years, and concessions for radioelectric spectrum may not exceed a term of 20 years. Concessions may be extended for a term equivalent to the term for which the concession was originally granted. Concessions specify, among other things, (i) the type of network, system or service, (ii) the allocated spectrum, if applicable, (iii) the geographical region in which the holder of the concession may provide the service, (iv) the required capital expenditure program, (v) the term during which such service may be provided,
(vi) the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession, and (vii) any other rights and obligations affecting the concession holder. In addition to concessions, the SCT may also grant permits for (i) establishing, operating or exploiting private telecommunications services not constituting a public network and (ii) installing, operating or exploiting transmission-ground stations. There is no specified maximum term for permits. Under the 1995 Telecommunications Law, only registration with the SCT is required to provide value-added telecommunications services.

    Under the 1995 Telecommunications Law and the LEY DE INVERSION EXTRANJERA (the "Foreign Investment Law"), concessions may only be granted to Mexican individuals and to Mexican corporations whose foreign investment participation does not exceed 49% of the voting shares thereof or who are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% with the prior approval of the Mexican Foreign Investment Commission. There are no foreign investment participation restrictions in respect of operations conducted under permits.

    A concession or a permit may be terminated pursuant to the 1995 Telecommunications Law upon: (i) expiration of its term, (ii) resignation by the concession holder or the permit holder, (iii) revocation, (iv) expropriation or
(v) dissolution or bankruptcy of the concession holder or the permit holder.

    A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as: (i) unauthorized interruption of service, (ii) the taking of any action that impairs the rights of other concessionaires or permit holders, (iii) failure to comply with the obligations or conditions specified in the concession or permit, (iv) failure to provide interconnection services with other holders of telecommunications concessions and permits, (v) loss of the concession or permit holder's Mexican nationality, (vi) unauthorized assignment, transfer or encumbrance of the concession or permit, any rights thereunder or assets used for the exploitation of the concession or permit,
(vii) failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession and (viii) participation of any foreign government in the capital stock of the holder of the concession. In addition, the SCT may establish for any concession further events which could result in revocation of that concession.

    The Mexican government, through the SCT, may also temporarily seize all assets related to a concession or permit in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. In addition, the government has the statutory right to expropriate related assets for public interest reasons. Under Mexican law, the Mexican government is obligated to compensate the owner of the assets in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government temporarily seizes such assets, it must indemnify the concession holder for all losses and damages, including lost revenues. In the case of an expropriation, the amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the amount appraised, such party may initiate judicial action against the government. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, such determination will be made by an independent appraiser. Iusacell is not aware of any instance in which the SCT has exercised any of the foregoing powers in connection with a cellular company.

    THE ORIGINAL CONCESSION. Iusacell's right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in Region 9, is based upon the concession granted to the predecessor of Iusacell's wholly owned subsidiary, SOS Telecomunicaciones, S.A. de C.V. ("SOS"), on April 1, 1957, as amended (the "Original Concession"). The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. In consideration for the Original Concession, SOS must make payments to the Mexican government equal to 5% of all gross revenues derived from services provided through its Region 9 cellular network and payments in an amount which is the greater of (i) 4% of all gross revenues and (ii) 10% of net income, in either case, derived from services provided through its nationwide radiocommunication network. Under the terms of the Original Concession, SOS must continually modernize its services. In updating its services, SOS must submit technical and economic plans for approval by the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest and efficiency and uniformity in telecommunications throughout Mexico. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of such renewal.

    Initially, the Original Concession authorized only the installation and commercial operation of nationwide mobile (vehicle-installed) radiotelephone public service in the 132-144 MHz frequency range. Since then, however, the Original Concession has been amended numerous times, thereby allowing Iusacell to expand the types of telecommunications services which it may offer. In 1978, the Original Concession was amended to grant SOS an additional allocation in the 440-450 MHz and 485-495 MHz frequency ranges in return for yielding a portion of its 132-144 MHz frequency range allocation. SOS retained the frequencies between 138 and 144 MHz. Between 1986 and 1989, the Original Concession was further amended to enable SOS to provide fixed rural radiotelephone service, to offer telex and data transmission with the obligation to link its subscribers to the network owned by Telecom, and to interconnect its radiocommunications ground stations through satellite. In 1989, SOS was authorized to install, operate and maintain a mobile public radiocommunications network with cellular technology in the 825-835 MHz and 870-880 MHz frequency ranges in Region 9. In 1990, SOS was authorized to carry intra-regional cellular-to-cellular communications throughout Region 9 without being required to interconnect with the long distance carrier. In 1992, SOS was authorized to provide public data transmission service nationwide through its radio communications networks without the obligation to link its subscribers to the Telecom network. In 1993, SOS was granted an additional 5 MHz band in the 800 MHz frequency range for the provision of cellular service, due to the high volume of cellular traffic experienced in Region 9. In the same year, SOS was authorized to improve its radiocommunications public service in the 440-450 MHz and 485-495 MHz frequency ranges by utilizing digital technology and to interconnect its telecommunications systems through fiber optic, satellite and microwave technologies. The SCT also clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radio communications network regardless of whether such customers use fixed, mobile or portable telephones.

    In accordance with the 1995 Telecommunications Law, SOS applied to renew the Original Concession in March 1995. Given the nearly 10 years remaining on the term of the Original Concession, the Company does not expect any definitive determination by the SCT with respect to the renewal application in the near term.

    CELLULAR CONCESSIONS. Mexico is divided into nine cellular regions. The SCT has allocated cellular telephone system frequencies in each region from the 825-835 and 870-880 MHz frequency bands ("Band A") and from the 835-845 and 880-890 MHz frequency bands ("Band B") of the radio spectrum. In each region, Telcel, the holder of the wireline cellular concession, is assigned Band B, and the holder of the non-wireline cellular concession in each region is assigned Band A.

    In Region 9, Iusacell holds the right to provide cellular service pursuant to an authorization granted to SOS by the SCT in 1989 under the Original Concession. In Regions 5, 6 and 7, Iusacell holds the right to provide cellular service through its subsidiaries Comcel, Sistemas Telefonicos Portatiles Celulares, S.A. de C.V. ("Portacel") and Telecomunicaciones del Golfo, S.A. de C.V. ("Telgolfo"), respectively. See Note 2 to the Audited Consolidated Financial Statements. Comcel, Portacel and Telgolfo each hold 20-year concessions expiring in 2010 which authorize these subsidiaries to install, operate, maintain and exploit mobile public radiotelephone networks with cellular technology for commercial use in Band A. In consideration for these authorizations and concessions, the subsidiaries made initial payments to the Mexican government and, in addition, must make payments as follows:

                                                                                PERCENT OF GROSS
                                                                               REVENUES PAYABLE TO
                                                                               MEXICAN GOVERNMENT
                                                                           ---------------------------
Comcel...................................................................                   8%
Portacel.................................................................                   7
Telgolfo.................................................................                   8

    By the terms of their concessions, Comcel, Portacel and Telgolfo must continually modernize their services after receiving approval of their technical and economic plans from the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest and efficiency and uniformity in telecommunications throughout Mexico. These concessions may be revoked or terminated prior to their expiration dates in the event the concession holder fails to comply with certain conditions set forth in the concessions or applicable law. The concessions may, however, be renewed for a term equal to the original term upon timely application to the SCT, provided that the concession holder had complied with all of the requirements of its concession and agrees to any new terms and conditions established by the SCT at the time of such renewal.

    PAGING. On December 14, 1995, the Company and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Although the joint venture agreement between Iusacell and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom, Infomin's paging concession prohibits foreign ownership of more than 49% of the voting shares of the entity holding the concession. As a result, Infomin will be unable to contribute its paging license to the joint venture so long as Bell Atlantic continues to control the management of Iusacell and Iusacell continues to hold more than 49% of the voting shares of Infotelecom. See "--Other Services--Paging." Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay the SCT for the right to provide paging service.

    LONG DISTANCE CONCESSION. Iusacell's right to provide international long distance services is based upon a long distance concession granted by the SCT to Iusatel on October 16, 1995. The term of the long distance concession is 30 years and may be renewed upon timely application to the SCT, for an equal period of time, provided that Iusatel complies with certain requirements. Pursuant to the concession, Iusatel is required to comply with certain technical specifications and must serve with its own facilities a minimum of 60 cities by May 31, 1998 and 22 additional cities by December 31, 2000. See "--Other Services--Long Distance" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Expenditures."

    LOCAL TELEPHONY. Iusacell believes its right to provide local telephony service is derived from the Original Concession. The Original Concession, as originally granted, permitted the Company to provide radiocommunications service to vehicle-mounted terminal equipment nationwide. In 1986, the SCT amended the Original Concession to authorize the Company to provide fixed public radiotelephony service in rural areas nationwide in accordance with plans to be approved by the SCT. In 1990, the REGLAMENTO DE TELECOMUNICACIONES was promulgated by the Mexican government which further modified the Original Concession. These regulations classified radiocommunications services on the basis of the networks used to provide such services rather than upon the basis of subscriber terminal equipment. Radiocommunications networks are generally classified as either "fixed" or "mobile." Iusacell's radiocommunications network is a mobile network. In 1993 the SCT clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radiocommunications network regardless of whether such customers use fixed, mobile or portable telephones.

    Pursuant to the Original Concession, the commencement of construction and marketing of local wireless service in the 450 MHz frequency band on a commercial basis requires the prior approval of the SCT. The Company has experienced substantial delays in obtaining the SCT's approval of its technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, the SCT and the Company reached agreement on a process by which the Company could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. Under this agreement, Iusacell would convert and consolidate certain of its existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and would have a right of first refusal to acquire the concessions to provide local wireless service over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands scheduled by the Mexican government for the fall of 1997. Until the conclusion of such auctions, Iusacell has received a provisional authorization to use 450 MHz spectrum to provide local wireless service to up to 50,000 subscribers.

    The Company is exploring alternatives for providing local telephony services, including limited zone wireless services in the 800 MHz (cellular) or
1.9 GHz (PCS) frequency bands deploying digital technology that will permit mobility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Local Telephony in the 450 MHz Frequency Band; CDMA Overlay."

    DATA TRANSMISSION. Iusacell's right to offer telex and provide public data transmission service throughout Mexico is derived from the Original Concession. Iusacell utilizes its allocations in the 138-144 MHz, 440-450 MHz and 485-495 MHz frequency bands nationwide to provide data transmission services.

    SATELLITE TRANSMISSION PERMIT. On December 15, 1991, Satelitron, a joint venture formed among Hughes Network Systems, Iusacell and two other investors, was granted a 15-year permit to provide dedicated circuit services and private networks through Mexican satellites or any other satellites designated by the Mexican government. The Satelitron permit is renewable for 15 additional years upon timely application to the SCT, provided Satelitron has complied with all of the requirements of the permit and agrees to any new terms and conditions established by the SCT at the time of such renewal. Under this permit, Satelitron is required to make monthly payments to the SCT equal to 2.5% of all gross revenues derived from its provision of access to its satellite bandwidth, and 2.5% of all such gross revenues to Telecom for supervision and supporting services.

    DEDICATED MICROWAVE CIRCUIT SERVICES PERMIT. On December 8, 1993, the SCT authorized SOS to use its microwave network's excess capacity to provide dedicated circuit services. In accordance with the terms of this permit, these dedicated microwave circuits cannot be interconnected to public exchange networks, and the service must only be provided through the links of the microwave network authorized by the SCT. On February 1, 1994, the SCT authorized SOS to carry voice, data and video conferencing through these dedicated circuit services.

    VALUE-ADDED SERVICES PERMIT. On June 17, 1993, SOS was granted a permit to provide through its public network the following value-added telecommunications services to its cellular subscribers: (i) secretarial service, (ii) voice mail and (iii) data transmission. The term of this permit is the same as that of the authorization for using the Region 9 cellular network through which the value-added services are to be provided. Under this permit SOS is required to make annual payments to the Mexican government equal to 5% of all gross revenues derived directly from the provision of these services. In October 1994, Comcel, Telgolfo and Portacel were each granted a permit to provide secretarial services under the same terms granted to SOS, including the making of the aforementioned payments to the Mexican government.

    FOREIGN OWNERSHIP RESTRICTIONS

    Pursuant to the 1995 Telecommunications Law and the Foreign Investment Law, holders of concessions to provide telecommunications services in Mexico (including long distance and local telephony, but not cellular service) cannot have a majority of their voting shares owned by, and cannot be otherwise controlled by, foreign persons. In February 1997, the Foreign Investment Commission conditioned its approval of Bell Atlantic assuming management control over the Company and its subsidiaries upon the requirement that, within a renewable period of 180 days, Iusacell would transfer at least 51% of the voting shares of Iusatelecomunicaciones and Iusatel to Mexican investors on terms acceptable to the Foreign Investment Commission. Iusacell intends to comply with this requirement by transferring 51% of the voting shares of these subsidiaries to Mexican nationals while retaining a larger equity interest through the ownership of "neutral" limited-voting shares (INVERSION NEUTRA).

    Iusacell has commenced discussions with Mexican nationals with respect to the sale of the requisite voting interest in Iusatelecomunicaciones and Iusatel. Iusacell intends that, as part of any such transfer, it will enter into a shareholders agreement with the purchaser that will contain adequate protections for Iusacell, including governance rights commensurate with Iusacell's equity interest in such subsidiaries.

    In order to participate in the auctions for concessions for microwave frequencies scheduled to be held in July 1997, the Company recently formed a joint venture with Jose Ramon Elizondo, a Director of the Company and a Mexican investor. The Company has petitioned the Foreign Investment Bureau to approve a capital structure substantially similar to that authorized for Iusatel and Iusatelecomunicaciones for the microwave joint venture.

    The concession pursuant to which the Company commercializes paging services is also subject to foreign ownership restrictions. See "--Concessions and Permits--Paging."

    RATES FOR TELECOMMUNICATIONS SERVICES

    Under the Original Communications Laws, SCT approval was required for rates charged for all basic and certain value-added cellular services and for data transmission services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and certain macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates were also authorized by the SCT. All terms of interconnection (such as point of interconnection) other than interconnection rates were negotiated between the regional non-wireline cellular carriers and Telmex under the SCT's supervision. Rates for dedicated circuit services through microwave networks, and dedicated circuits and private networks through satellites, were not regulated under the Original Communications Laws.

    Under the 1995 Telecommunications Law, rates for telecommunications services (including cellular and long distance services) are now freely determined by the providers of such services. Providers are prohibited from adopting discriminatory practices in the application of rates. In addition, the SCT is authorized to impose specific rate requirements on those companies determined by the Federal Competition Commission to have substantial market power. All tariffs for telecommunications services (other than value-added services) must be registered with the Federal Telecommunications Commission prior to becoming effective.

    UNITED STATES REGULATION

    Bell Atlantic, like all other regional Bell operating companies, was subject to a consent decree (the "Decree") entered in a United States federal court in 1982 resulting from antitrust litigation brought by the United States Department of Justice against AT&T. The Decree required AT&T to divest itself of its local telephone companies. Under the Decree, Bell Atlantic was prohibited from providing interLATA (long distance) telecommunications, engaging in the manufacture of customer premises equipment ("CPE"), or engaging in the manufacture or sale of telecommunications equipment.

    The Telecommunications Act of 1996 (the "1996 Act"), which became effective on February 8, 1996, includes provisions that would open local telephony markets to competition and would permit regional Bell operating companies, such as Bell Atlantic, to provide interLATA services (long distance) and video programming and to engage in manufacturing. Under the 1996 Act, Bell Atlantic was allowed to provide certain interLATA (long distance) services immediately upon enactment, including interLATA (long distance) services originating outside the states where its subsidiaries provide local exchange telephone services or interLATA (long distance) services that are "incidental" to other permitted business such as wireless services. However, the ability of Bell Atlantic and its affiliates to engage in businesses previously prohibited by the Decree, including providing interLATA (long distance) services originating in the states where Bell Atlantic's subsidiaries provide local exchange telephone service, and manufacturing CPE or telecommunications equipment, is largely dependent on satisfying certain conditions contained in the 1996 Act and any regulations promulgated thereunder.

    As a company affiliated with Bell Atlantic, the operations of Iusacell had been subject to the Decree and the various waivers granted thereunder. Bell Atlantic obtained waivers under the Decree in 1986 and 1993 that together permitted it to conduct business outside the United States, subject to certain exceptions and restrictions. Under such exceptions and restrictions, a foreign telecommunications entity affiliated with Bell Atlantic (an "FTE"), such as Iusacell, could not provide interexchange (long distance) telecommunications services between points in the United States or own any international telecommunications facilities in the United States. As to telecommunications traffic between the United States and a foreign country, an FTE could provide only the foreign "half" of such traffic. An FTE was also subject to certain prohibitions on discrimination in handling traffic to and from the United States and limitations on interests it could own in international cables and satellite facilities to and from the United States. Finally, an FTE was subject to prohibitions on exporting to the United States any telecommunications equipment or CPE manufactured outside the United States.

    The 1996 Act eliminated the restrictions under the Decree that preclude an FTE from providing the United States "half" of traffic originating in a foreign county, from exporting to the United States telecommunications equipment or CPE manufactured outside the United States and, subject to the same conditions that Bell Atlantic must satisfy under the 1996 Act and any regulations promulgated thereunder only with respect to interLATA (long distance) telecommunications services originating in Bell Atlantic's local exchange territories, from providing interLATA (long distance) telecommunications services between points in the United States or international long distance service originating in the United States and owning international telecommunications facilities in the United States. Under the 1996 Act, Iusacell may now provide both the foreign "half" and the United States "half" of telecommunications traffic originating in Mexico (or any other foreign country) and may now carry "transit" traffic (that is, international telecommunications traffic which, though routed through the United States, neither originates nor terminates in the United States) through the United States. In addition, Iusacell may, on a resale basis, carry United States originated traffic bound for Mexico (or other foreign countries) so long as the point of interconnection is, and the traffic originates, outside the states where Bell Atlantic's subsidiaries provide local exchange telephone service. Activities permitted by the 1996 Act are not subject to the prohibitions set forth in the Decree and the waivers issued thereunder on discrimination in handling traffic to and from the United States and on limitations on interests an FTE could own in international cables and satellite facilities to and from the United States.

    In 1996, Iusatel applied for and received authorization under Section 214 of the Communications Act of 1934 to become a facilities-based provider of international long distance services from the United States (the "Section 214 Authorization"). The Section 214 Authorization was transferred to a Peralta Group entity in January 1996 in anticipation of the consummation of the 1996 Share Conversion Agreement (as defined). Upon the completion of the restructuring of Iusatel to comply with the 1995 Telecommunications Law and the Foreign Investment Law, Iusatel and such Peralta Group entity will seek to formally return control of the Section 214 Authorization to Iusatel. The Company has not yet determined whether it will engage in activities permitted by the 1996 Act or, upon any reassignment to Iusatel, the Section 214 Authorization. If the Company chooses to engage in such activities, no definitive prediction can be made as to the specific impact of such activities on the Company's business, financial condition or results of operations.

    Other laws of the United States may restrict certain activities of Iusacell by virtue of Bell Atlantic's ownership interest. Such laws may include the United States Trading with the Enemy Act, the United States Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity (Libertad) Act of 1996 and other laws and regulations that restrict trade with, and investments in, certain countries, including Cuba, and the United States Foreign Corrupt Practices Act.

    The New Shareholders Agreement contains, and the predecessor agreement thereto contained, certain provisions, designed to require Iusacell to refrain from taking any actions that would cause Bell Atlantic to be in violation of applicable law.

Employees

      As of December 31, 1996, Iusacell had approximately 2,280 full-time and part-time employees, of whom approximately 23% were members of a labor union. In April 1997, as part of its reorganization, Iusacell implemented a headcount reduction. As of May 31, 1997, Iusacell had approximately 1,996 employees. The Company has never experienced a work stoppage and management considers its relationship with its employees to be good.

ITEM 2. DESCRIPTION OF PROPERTY

      Throughout the regions served by its cellular operations, Iusacell operates 57 customer service centers and a total of 236 cell sites, 42 repeaters, five mobile switching centers, two switches for local wireless service and three switches for long distance service.

      The Company generally leases the land where the Iusacell customer service centers, cell sites and mobile switching centers are located. Iusacell owns and leases administrative offices in Mexico City as well as in Guadalajara, Puebla, Monterrey, Leon and Ciudad Juarez. The Company generally owns its cellular network equipment subject to certain liens.

ITEM 3. LEGAL PROCEEDINGS

    Although Iusacell is a party to certain legal proceedings in the ordinary course of its business, the Company's management believes that none of these proceedings, individually or in the aggregate, is likely to have a material adverse effect on the Company.

    The Company is currently involved in a dispute with Telmex over the terms of Telmex's interconnection agreements with the Company and other cellular carriers. Telmex is the exclusive provider of interconnection services in Mexico and has unilaterally increased interconnection rates for two consecutive years. The Company has disputed the increases and continues to pay Telmex the interconnection rate in effect prior to the increases. In addition, Iusacell's cellular subsidiaries have been offsetting their charges for the termination of Telmex customers' local calls in their cellular networks against Telmex's charges for interconnection. The billed, disputed interconnection charges totalled approximately Ps. 89.4 million (U.S.$11.3 million) as of December 31, 1996, and are continuing to accrue. The Company also claims to be entitled to a fee for billing and collection services rendered to Telmex on long distance charges incurred on the Company's network by the Company's cellular customers. This fee has been deducted from amounts paid by the Company to Telmex for interconnection services provided to the Company's cellular customers. The disputed amounts equaled approximately Ps.
29.6 million (U.S.$3.8 million) as of December 31, 1996, and are continuing to accrue. In addition, Telmex has asserted that Iusacell owes interest on such disputed charges in the amount of approximately Ps. 29.2 million (U.S. $3.7 million) as of December 31, 1996.

    While the Company believes that Telmex's actions are in violation of its agreement with cellular carriers, that the Company is not obligated to pay Telmex at the increased rates and that Telmex is obligated to pay reciprocal termination charges and for billing and collection services rendered to Telmex in the long distance services provided to Iusacell's cellular customers, there can be no assurance that the Company will not be required to pay Telmex all or a portion of the amounts in dispute either on a going-forward basis or retroactively, or that the Company will not have to return to Telmex the amounts Iusacell has retained for such reciprocal termination charges or such billing and collection services.

    A ruling by the Federal Competition Commission is still pending on the suit filed by the Company in November 1995, against Telmex and Telcel, claiming that the two companies have engaged in monopolistic practices in the Mexican telecommunications market, including unlawful cross-subsidies by Telmex of Telcel's cellular phone operations. Telmex and Telcel filed eight motions against the suit, all of which motions were rejected by the Federal Competition Commission. In February 1997, the Federal Competition Commission imposed a fine of Ps. 847,500 (U.S.$107,537) on Telmex and Telcel for their refusal to provide the expert appointed by the Company with the necessary information to prepare his opinion on the cross-subsidies claim. Telmex and Telcel filed for an injunction (AMPARO) against the Federal Competition Commission asserting that Mexican antitrust laws do not apply to Telmex and Telcel and questioning the constitutionality of the Federal Competition Commission. Although Mexican courts have stayed the payment of the fines levied against Telmex and Telcel, the fines continue to accrue interest.

    Mitsubishi Electronics America, Inc. ("Mitsubishi") filed a complaint in the United States on July 18, 1996 against the Company, Bell Atlantic and Bell Atlantic Latin American Holdings, Inc. alleging, among other things, that the Company breached a purported contract for the purchase of 60,000 local wireless telephone terminals at a cost of U.S.$510 each. The Company's motions to dismiss the complaint for lack of personal jurisdiction and on substantive grounds were rejected, although the court reserved judgment on the Company's motion to dismiss for FORUM NON CONVENIENS. The Company is unable at this time to estimate its potential liability, if any, and accordingly has not created any contingency reserve with respect to the litigation.

    On August 2, 1996, the SCT ordered Comcel, the Company's Region 5 concession holder, to pay a Ps. 50.3 million penalty for alleged late payments of fees in connection with the original granting of the cellular concession for Region 5. Comcel filed a request for review of the order with the SCT on August 22, 1996, which is still pending. On February 25, 1997, the Ministry of Finance and Public Credit also notified Comcel of the alleged obligation. The Company believes that the penalty is unwarranted since the SCT had granted Comcel extensions of the fee payment in 1991 and 1992. As a result, the Company has not created any contingency reserves for the penalty.

ITEM 4. CONTROL OF REGISTRANT

    The Peralta Group currently owns approximately 47.7% of the economic interest of Iusacell and approximately 52.3% of the Company's voting rights. Bell Atlantic currently owns approximately 42.1% of the economic interest of Iusacell and approximately 44.6% of the Company's voting rights. The following table sets forth the ownership of all classes of the capital stock of Iusacell by the Peralta Group and Bell Atlantic. Excluding shares held by the Peralta Group as disclosed below, the Company's remaining directors and executive officers as a group own less than 1% of the outstanding Series D shares and less than 5% of the outstanding Series L shares.

                                                               IDENTITY OF
TITLE OF CLASS                                               PERSON OR GROUP    AMOUNT OWNED    PERCENT OF CLASS
-----------------------------------------------------------  ----------------  ---------------  ----------------
Series A...................................................  Peralta Group        332,966,159           44.6%
                                                             Bell Atlantic        413,787,251            55.4
Series B...................................................  Bell Atlantic          5,562,450           100.0
Series D...................................................  Peralta Group        158,613,110            84.9
Series L...................................................  Peralta Group         27,834,000            18.6
                                                             Bell Atlantic         38,792,690            25.9

    In February 1997, Bell Atlantic and the Peralta Group consummated certain of the transactions contemplated by the 1996 Share Conversion Agreement entered into among the Peralta Group, Bell Atlantic and the Company (the "1996 Share Conversion Agreement"). As a result of the surrender to the Company by Bell Atlantic and the Peralta Group of shares of certain series of the Company's capital stock for conversion into shares of other series of the Company's capital stock, Bell Atlantic obtained management control of Iusacell despite the Peralta Group maintaining a majority of the voting rights pertaining to the Company's capital stock. Bell Atlantic paid the Peralta Group U.S.$50.0 million as consideration for such conversions. In order to effect this change of management control, the bylaws of the Company were amended. Pursuant to these amendments to Iusacell's bylaws. Bell Atlantic has the ability to determine the outcome of any action requiring the approval of the Company's shareholders, except that the Peralta Group's concurrence is currently required in order to change the nationality, corporate nature or corporate purpose of the Company, to amend the Company's bylaws, to merge or dissolve the Company, to spin off parts of the Company, to increase the fixed capital of the Company, to issue bonds or preferred capital stock, to redeem shares of capital stock, to cancel the registration of the Series L Shares of the Company on the Mexican Stock Exchange or any other securities exchange, to sell or acquire, or exercise withdrawal rights with respect to, shares of other companies if the relevant consideration exceeds 20% of the stockholders' equity of the Company and with respect to any other matter which, pursuant to applicable law or the Company's bylaws, may require a special quorum at the relevant shareholders meeting.

    In accordance with the bylaws of the Company and the Amended and Restated Shareholders Agreement dated as of February 18, 1997 (the "New Shareholders Agreement"), Iusacell's Board of Directors consists of 21 members. The Series A shareholders have the right to appoint ten Series A Directors and their alternates, the Series B shareholders have the right to appoint nine Series B Directors and their alternates, the Series D shareholders have the right to appoint one Series D Director and an alternate and the Series L shareholders have the right to appoint one Series L Director and an alternate. Pursuant to the New Shareholders Agreement, Bell Atlantic and the Peralta Group each have the right to nominate two Series A Directors and their respective alternates and have agreed to vote their respective Series A shares to elect all such nominees. Bell Atlantic and the Peralta Group have also agreed to consult with each other to attempt to agree upon the remaining six Series A Directors and their alternates; in the absence of any such agreement, Bell Atlantic, as holder of a majority of the Series A Shares, has the right to nominate and elect such remaining Series A Directors and their alternates.

    The Company's bylaws provide that resolutions of the Board of Directors shall be valid when approved by a majority of the vote of the members present, including the favorable vote of at least one Series A Director and one Series B Director. As a result, the Directors nominated by Bell Atlantic have the power under the bylaws to approve, without the affirmative vote of any other Directors, all resolutions of the Board of Directors. The New Shareholders Agreement, however, grants the Peralta Group supermajority rights with respect to certain transactions. For actions of the Board of Directors, a "supermajority vote" means the affirmative vote of a majority of the members of the Board of Directors, including at least one Series A Director, one Series B Director and one Series D Director. The following transactions are subject to a supermajority vote by the Company's Board of Directors: (i) acquisitions of non-telecommunications businesses for a purchase price in excess of U.S.$30.0 million; (ii) certain acquisitions, joint ventures and mergers within the telecommunications business involving assets in excess of U.S.$100.0 million;
(iii) certain dispositions of assets for a consideration in excess of U.S.$30.0 million in any twelve month period; (iv) certain incurrences of indebtedness after January 1, 1998 in an amount exceeding U.S.$100.0 million in the aggregate within any twelve month period; (v) certain issuances of capital stock in an amount exceeding U.S.$50.0 million in the aggregate within any twelve month period; (vi) entering into, amending or terminating contracts with or for the benefit of certain affiliates of the Company, except for any renewals or extensions on substantially similar terms of certain consulting and seconded employee arrangements with Bell Atlantic affiliates; (vii) termination or disposition of any telecommunication transmission business with annual revenues of more than U.S.$10.0 million in each of the two most recent fiscal years; and
(viii) certain terminations of concessions relating to telecommunications operations.

    After January 1, 1998, each of Bell Atlantic Latin America Holdings, Inc. ("BALAH") and Bell Atlantic International Inc. ("BAII"), acting on behalf of itself, its affiliates and its transferees, and one member of the Peralta Group, acting on behalf of the Peralta Group and its transferees, each will have the right to cause Iusacell to facilitate two registered secondary public offerings of their shares, subject to certain minimum ownership requirements. In addition, after January 1, 1998, each of BALAH and BAII and such Peralta Group member has a one-time option to cause Iusacell to effect a six-month shelf registration of their shares. After one party's exercise of its registration rights, all other parties having registration rights may elect to include their shares in the offering. Any party holding registration rights may not exercise such rights during the 90-day period commencing on the effective date of any registration statement filed by Iusacell for a primary equity offering in which gross proceeds are expected to exceed U.S.$30.0 million. The New Shareholders Agreement also provides that if Iusacell registers any equity securities for a primary or secondary offering after January 1, 1998, it must permit BALAH and BAII and the Peralta Group (and anyone to whom they have transferred shares otherwise than in a public offering) to include their shares in such offering. Iusacell has agreed to bear all expenses of any of the above-described primary or secondary offerings (other than the fees of counsel to the holders of the registration rights). In addition, the Company has agreed not to effect any public sale or distribution of securities similar to those being registered during the period commencing 21 days prior to the effective date of a registration statement covering the registered securities and continuing until 90 days following such effective date.

ITEM 5. NATURE OF TRADING MARKET

      The Series D and L Common Shares (the "Shares") are listed on the Mexican Stock Exchange and the American Depositary Shares ("ADSs") representing such shares are listed on the New York Stock Exchange. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by the Bank of New York, as Depositary under a Deposit Agreement among the Company, the Depositary and the holders from time to time of ADRs.

      The following tables set forth for the period indicated the high, low and period end sales prices of the Series D and Series L Common Shares on the Mexican Stock Exchange as reported by the Mexican Stock Exchange, and the high, low and period end sales price of the Series D and Series L ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

                         Mexican Stock Exchange (in Ps.)

     Period                                           High       Low       Close
     ------                                           ----       ---       -----

Series D
First Quarter 1995                                    7.10       6.70       7.00
Second Quarter 1995                                   7.50       5.94       6.06
Third Quarter 1995                                    7.20       5.80       7.20
Fourth Quarter 1995                                     --         --         --

First Quarter 1996                                    7.20       6.88       6.88
Second Quarter 1996                                   7.00       6.60       6.98
Third Quarter 1996                                      --         --         --
Fourth Quarter 1996                                   6.98       4.98       5.75

Series L
First Quarter 1995                                   10.00       5.40       6.80
Second Quarter 1995                                   8.48       7.00       7.28
Third Quarter 1995                                    9.18       7.08       8.98
Fourth Quarter 1995                                   8.80       8.14       7.96

First Quarter 1996                                    9.60       8.00       8.50
Second Quarter 1996                                  10.10       8.32       8.34
Third Quarter 1996                                    8.30       6.00       6.00
Fourth Quarter 1996                                   7.20       5.25       5.75

                       New York Stock Exchange (in U.S.$)

     Period                                           High       Low       Close
     ------                                           ----       ---       -----

Series D
First Quarter 1995                                   16.00       7.38      10.38
Second Quarter 1995                                  13.13       9.00      10.50
Third Quarter 1995                                   12.38       9.50      10.50
Fourth Quarter 1995                                  10.38       8.00       8.00

First Quarter 1996                                  11.125      8.000      8.875
Second Quarter 1996                                 11.875      8.375      8.750
Third Quarter 1996                                   8.875      6.750      6.750
Fourth Quarter 1996                                  7.125      5.625      5.750

Series L
First Quarter 1995                                   18.75       8.75      11.88
Second Quarter 1995                                  15.88      10.88      12.00
Third Quarter 1995                                   15.50      11.25      13.00
Fourth Quarter 1995                                  13.38       9.25      10.13

First Quarter 1996                                  13.375     10.000     10.875
Second Quarter 1996                                 14.375      9.375     10.750
Third Quarter 1996                                  10.875      7.375      7.500
Fourth Quarter 1996                                  9.500      6.500      7.625

Trading on the Mexican Stock Exchange

      The Mexican Stock Exchange, which was founded in 1894 and has operated continuously since 1907, is located in Mexico City and is Mexico's only stock exchange. The Mexican Stock Exchange is organized as a corporation with its shares being held by 33 brokerage firms.

      Equity trading takes place on the Mexican Stock Exchange between 8:30 AM and 3:00 PM, Mexico City time, each weekday other than public holidays. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. The automatic suspension system does not apply to equity securities, such as the Company's shares, which trade, directly or in the form of depositary shares, in markets other than the Mexican Stock Exchange, including the New York Stock Exchange and automated quotation systems.

      Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the Comision Nacional Bancaria y de Valores (National Banking and Securities Commission) ("CNBV"). Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores ("Indeval"), a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

      As of December 31, 1996, the shares of 158 Mexican companies, excluding mutual funds, were listed on the Mexican Stock Exchange. In 1996, the ten most actively traded equity issues represented approximately 71.29% of the total volume (in terms of Pesos) of equity issues traded on the Mexican Stock Exchange. There is no active over-the-counter market for equity securities in Mexico. As of December 31, 1996, the total market value of all shares, excluding mutual funds, listed on the Mexican Stock Exchange was Ps.838.7 billion.

Registration Standards

      In order to offer securities to the public in Mexico, an issuer must meet certain qualitative and quantitative requirements. The CNBV published general rules to implement an intermediate securities market in addition to the current market operated by the Mexican Stock Exchange, in order to permit less liquid issues and issuers with a lower capitalization to participate in a public securities market. In essence, the general rules divide the Securities Section of the Registro Nacional de Valores e Intermediarios (the "National Registry of Securities and Intermediaries" or "RNVI") into two subsections, Subsection "A" and Subsection "B." Registration of securities in Subsection "A" enables such securities to be eligible for certain transactions for which only securities classified as "high-liquidity" issues by the Mexican Stock Exchange are eligible (i.e., issuance of warrants). The Company has been classified as a Subsection "A" issuer.

      In general, in order to become registered and maintain such registration in Subsection "A" of the RNVI, an issuer is required to meet more stringent qualitative and quantitative requirements than for Subsection "B." For example, in order to become registered in Subsection "A," an issuer is generally required to have (i) at least three years of operating history; (ii) shareholders' equity of at least Ps.100,000,000; (iii) profits for the last three years of operations taken as a whole; (iv) a public float of at least 15% of the capital stock on a fully diluted basis; and (v) as a result of the offering, there must be at least 200 shareholders, with diversified individual participation with respect to the total amount of the offering. To maintain their registration in Subsection "A," issuers are required to have (i) a shareholders' equity of at least Ps.50,000,000; (ii) a public float of at least 12% of the capital stock on a fully diluted basis; and (iii) at least 100 shareholders, whose individual participation is diversified with respect to the total capitalization of the issuer, in accordance with the current market price for the securities. The amounts mentioned herein are updated on a yearly basis to reflect changes in the National Consumer Price Index (Indice Nacional de Precios al Consumidor or the "INPC").

      The requirements for Subsection "B" are of the same nature, but the quantitative requirements are lower. The Mexican Stock Exchange will carry out on a yearly basis a review of each issuer to determine if it continues to meet the requirements to be eligible for registration in Subsection "A." The registration of the securities will be reclassified to Subsection "B" if (a) the issuer does not meet the shareholders' equity requirements for subsection "A"; or (b) as a result of a spin-off the issuer (spinning company) does not meet the requirements for subsection "A." In all other cases, if an issuer does not meet the requirements for either subsection, such issuer shall be required to submit to the Mexican Stock Exchange a program to cure such failure. In the event the issuer fails to submit the program or comply with the same, the issuer's registration and the listing thereof on the Mexican Stock Exchange may be cancelled by the CNBV.

      Registration with the CNBV does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various other periodic reports with the CNBV and the Mexican Stock Exchange.

Market Regulation

      In 1946, the Comision Nacional de Valores ("CNV"), sometimes referred to as the "Mexican National Securities Commission," was set up to regulate stock market activity. The CNV was merged with the Comision Nacional Bancaria (the National Banking Commission) in April 1995 to form the CNBV. The Ley del Mercado de Valores (the "Mexican Securities Market Law"), which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage houses as corporations. The Mexican Securities Market Law sets standards for the registration of brokerage houses in the RNVI, a prerequisite to becoming a member of the Mexican Stock Exchange. Registration of brokerage houses is granted by the Secretaria de Hacienda y Credito Publico (the Ministry of Finance and Public Credit) (the "MFPC") upon the recommendation of the CNBV. Foreign securities firms are not permitted to be recorded in the Intermediaries Section of the RNVI and, therefore, they are not allowed to be members of the Mexican Stock Exchange, unless they incorporate an affiliate brokerage house (as defined in the Securities Market Law). In addition to setting standards for brokerage houses, the Mexican Securities Market Law empowers the CNBV to regulate the public offering and trading of securities. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage houses through a board of governors composed of a President (appointed by the MFPC) and two Vice Presidents (appointed by the President of the CNBV), 5 members appointed by the MFPC, 3 by Banco de Mexico (the central bank), one by the Comision Nacional para el Sistema de Ahorro Para el Retiro (the Commission for the National Retirement Savings System) and one by the Comision Nacional de Seguros y Fianzas (the National Insurance and Bonding Commission).

      Pursuant to the Mexican Securities Market Law, the CNBV must be notified before shareholders of a company listed on the Mexican Stock Exchange effect one or more simultaneous or successive transactions resulting in the transfer of ten or more percent of such company's shares of capital stock, other than on the Mexican Stock Exchange. The parties involved in the transactions are also obligated to inform the CNBV of the results of the transactions within three days of completion of the last transaction, or that the transactions have not been completed. The CNBV will notify the Mexican Stock Exchange of such transactions, without specifying the names of the parties involved.

      The Mexican Securities Market Law was amended in 1993 to include, among other things, a chapter regarding the internationalization of the Mexican securities market. Subject to certain approvals, the offering of securities issued by non-Mexican companies and trading thereof on the Mexican Stock Exchange is permitted.

ITEM 6. EXCHANGE CONTROL AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS

      Mexico abolished its exchange control system on November 11, 1991. Under the previous Mexican exchange control system established in 1982, Mexican residents and companies were entitled to purchase, and required to sell, foreign currencies for certain purposes at a controlled rate of exchange (the "Controlled Rate") that was established daily by Banco de Mexico. Transactions to which the Controlled Rate applied included payments for virtually all merchandise imports, revenues from virtually all merchandise exports, royalty payments and payments of principal, interest and related expenses with respect to indebtedness to foreign creditors registered with the Mexican government. For all transactions to which the Controlled Rate did not apply, foreign currencies could also be purchased, if they were available, at the then prevailing domestic free market rate for the type of transaction (the "Free Market Rate").

      From November 11, 1991 to October 20, 1992, Banco de Mexico permitted the Free Market Rate to fluctuate according to supply and demand within a moving band. In late December 1994, the Mexican government responded to exchange rate pressures first by increasing by 15% the upper limit of the Peso/Dollar exchange rate band and then, two days later, allowing the Peso to fluctuate freely against the Dollar. By December 31, 1994, the Peso/Dollar exchange rate, which had been Ps.3.466 to $1.00 on December 19, 1994, was Ps.5.000 to $1.00. At
December 31, 1996, the Peso/Dollar exchange rate was Ps.7.88 to $1.00.

      Fluctuations in the exchange rate between the Peso and the Dollar affect the Dollar equivalent of the Peso price of securities traded on the Mexican Stock Exchange, including the Shares and, as a result, are likely to affect the market price of the ADSs. The Peso devaluation most likely had a direct effect on the drop in the market price of the ADSs recorded after the devaluation. See "Nature of Trading Market." Such fluctuations also would affect the Dollar conversion by the Depositary of any cash dividends paid in Pesos on Shares represented by ADSs. Fluctuations in the exchange rate can also affect the Company's operating results depending on the terms of its contractual arrangements and the effect of the fluctuation on the specific industries served by the Company.

      Except for the period from September through December 1982 during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities (such as the Company) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that Banco de Mexico would continue to make foreign currency available to private sector companies or that foreign currency needed by the Company to service foreign currency obligations could be purchased in the open market without substantial additional cost.

      Foreign investment in capital stock of Mexican corporations in certain economic sectors, including cellular telephony, is regulated by the Foreign Investment Law (the "Foreign Investment Law") and the regulations applicable thereto (the "Foreign Investment Regulations"). Under the Foreign Investment Law, foreign investment is defined in general as the participation of foreign investors in the capital stock of Mexican corporations, or investments made therein by Mexican corporations in which foreign capital has a majority participation, and the participation of foreign investors in certain activities regulated by the Foreign Investment Law. Foreign investors are defined as non-Mexican individuals, non-Mexican legal entities and foreign entities without legal personality. The National Commission on Foreign Investment (the "Foreign Investment Commission") and the National Registry of Foreign Investment are responsible for the administration of the Foreign Investment Law and Foreign Investment Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to ownership by Mexican individuals and Mexican corporations in which foreign investment has a majority participation.

      As a general rule, the Foreign Investment Law allows foreign investment in up to 100% in the capital stock of Mexican companies except for those engaged in certain specified restricted industries, such as basic telephone service, where foreign investment control is limited to 49%. Foreign investment may, however, participate in a proportion in excess of 49% of the capital stock of a Mexican corporation engaged in the cellular telephone business with the advance approval of the Foreign Investment Commission. The Company has applied for and obtained such approval. In addition to the limitations on share ownership, the Foreign Investment Law and Foreign Investment Regulations require that Mexican shareholders retain the power to determine the administrative control and the management of Mexican corporations engaged in industries in which special restrictions as to foreign investment are applicable. Pursuant to the Mexican Federal Telecommunications Law, concessions (including a concession for basic telephone service) may only be granted to Mexican individuals or Mexican companies where foreign investment does not exceed 49% (except that with respect to cellular telephony such percentage may be higher when approved by the Foreign Investment Commission).

      Under the Company's ByLaws, and as permitted by the approval mentioned above, the Shares of the Company are not restricted to Mexican ownership. Pursuant to the Company's ByLaws, the Series A shares must always represent at least 51% of the voting stock of Iusacell.

ITEM 7. TAXATION

General

      The following is a general summary of certain anticipated U.S. federal and Mexican tax consequences of the ownership of Shares or ADSs. The tax treatment of a holder of the Shares or ADSs may vary depending upon the particular situation of the holder. The following summary of U.S. federal income tax consequences is limited to investors who are U.S. Persons (as defined below) (except as explicitly provided below) who will hold the Shares or ADSs as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and whose "functional currency" within the meaning of Section 985 of the Code is the Dollar. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, holders that are not U.S. Persons, brokers-dealers and holders of 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. The discussion below also does not address the effect of any United States state or local tax law on a holder of the Shares or ADSs. As used herein, the term "U.S. Person" means an individual who is a citizen or resident of the United States, a corporation organized in or under the laws of the United States or any state thereof, or an estate or trust that is subject to United States federal income taxation without regard to the source of its income. In the case of a holder of shares or ADSs that is a partnership, the taxation in the United States of each partner on the partner's allocable share of dividends or capital gains realized by the partnership on such shares or ADSs will depend on the partner's status as a U.S. person or a non-U.S. person. The summary does not constitute, and should not be considered as, legal or tax advice to holders of Shares or ADSs.

      The summary is for general information purposes only and is based upon the tax laws of the United States and Mexico as in effect on the date hereof, which are subject to change. Prospective purchasers of ADSs should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares and ADSs, including, in particular, the effect of any foreign, state or local tax laws.

      Mexico and the United States have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and Protocols thereto (collectively, the "Tax Treaty"). The Tax Treaty is currently in effect and provisions of the Tax Treaty that may affect holders of Shares or ADSs are summarized below. Mexico has also executed double taxation treaties with other countries as well as agreements providing for the exchange of information with respect to tax matters, some of which are in force. The following summary does not take into account the effect of any such treaties. Holders must consult with their tax advisors as to their entitlement to the benefits afforded by the Tax Treaty.

      In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs.

Taxation of Dividends

      U.S. Tax Considerations

      Distributions with respect to the L Shares and the B Shares represented by the Shares or ADSs (other than distributions in redemption of the Shares or the ADSs subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the Shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company. To the extent that such a distribution exceeds the amount of the Company's earnings and profits, it will be treated as a non-taxable return of capital to the extent of the holder's basis in the Shares or ADSs, and thereafter as capital gain (provided the Shares or ADSs are held as capital assets). As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends paid with respect to the L Shares and B Shares represented by the Shares or ADSs will be includible in the gross income of a holder that is a U.S. Person (a "U.S. holder"), as ordinary income when the dividends are received by the Depositary or by the U.S. holder of a certificated ADR and will not be eligible for any dividends received deduction otherwise allowable to corporations under Section 243 of the Code. Dividends paid in Pesos will be includible in the income of a U.S. holder in a Dollar amount calculated by reference to the exchange rate in effect on the day the Pesos are received by the Depositary or by the U.S. holder of a certificated ADR. U.S. holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any Pesos received which are not converted into Dollars on the day the Pesos are received. Dividends generally will constitute foreign source "passive income" (or in the case of certain holders, "financial services income") for U.S. foreign tax credit purposes.

      Distributions of additional L Shares or B Shares to holders of Shares with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S.
federal income tax.

      A holder of Shares or ADSs that is, with respect to the United States, not a U.S. holder (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on Shares or ADSs, unless such income is effectively connected with the conduct by the holder of a trade or business in the United States.

      Mexican Tax Considerations

      Dividends, either in cash or in any other form, paid with respect to the B Shares and L Shares represented by Shares or ADSs will not be subject to any Mexican withholding or other tax, if the amount maintained in the "cuenta de utilidad fiscal neta" or "previously taxed net earnings account" ("CUFIN") exceeds the dividend payment to be made. However, if the Mexican corporation's CUFIN balance is less than the dividend payment then the Company will be required to pay a 34% income tax on the gross amount which exceeds such balance (calculated as the amount of such excess times 1.515).

Taxation of Capital Gains

      U.S. Tax Considerations

      Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such holder's basis in the ADSs or the Shares and the amount realized on the disposition. Such gain or loss will be treated as a capital gain or loss and will be a long-term capital gain or loss if the ADSs or Shares are held for more than one year on the date of such sale or exchange. Gain realized by a U.S. holder on a sale or other disposition of ADSs or Shares, including gain that arises because the U.S. holder's basis in the Shares or the ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for foreign tax credit purposes unless the gain is attributable to an office or other fixed place of business maintained by the U.S. Holder outside the United States and certain other requirements are satisfied. Deposits and withdrawals of Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any Shares should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any Pesos received in respect of such Shares. If a Mexican tax is imposed on the sale or disposition of Shares (see "Taxation of Capital Gains--Mexican Tax Considerations"), the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Mexican tax. The availability of U.S. foreign tax credits for these Mexican taxes is subject to certain limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. Thus, a U.S. holder may not be able to use the foreign tax credit that results from Mexican tax imposed on the gain unless it can appropriately apply the credit against its tax due on income from foreign sources. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, Shares.

      A non-U.S. holder of Shares or ADSs will not be subject to U.S. federal income or withholding tax on gains realized on the sale of Shares or ADSs, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

      Mexican Tax Considerations

      The sale or other disposition of ADSs by holders who are nonresidents of Mexico (as described below) will not be subject to Mexican tax. Deposits of Shares in exchange for ADSs and withdrawals of Shares in exchange for ADSs will not give rise to Mexican tax. Pursuant to the Tax Treaty, gain realized by qualifying U.S. Holders from the sale or other disposition of ADSs, even if the sale is not conducted through a recognized stock exchange or a highly exchangeable market, will not be subject to Mexican income tax except that Mexican taxes may apply if (i) 50% or more of the assets of the Company consist of immovable property situated in Mexico, (ii) such U.S. Holder owned 25% or more of the capital of the Company, directly or indirectly, during the 12-month period preceding such disposition, or (iii) the gain is attributable to a permanent establishment or fixed base of the U.S. Holder in Mexico.

      Gain realized by a nonresident of Mexico on the sale or other disposition of stock of a Mexican corporation (like the Company) through a recognized stock exchange or a highly exchangeable market is exempt from Mexican income tax if the stock is on the list of publicly traded shares published by the Ministry of Finance in the Official Gazette. The Shares are included on that list. Accordingly, gain realized by a nonresident holder on the sale or other disposition of Shares through a recognized stock exchange or a highly exchangeable market, such as the Mexican Stock Exchange and the New York Stock Exchange, is exempt from Mexican income tax.

      Information Reporting and Backup Withholding

Dividends paid in the United States with respect to ADSs or Shares, and proceeds on a sale or other disposition of ADSs or Shares through a United States broker (or certain brokers having significant connections with the United
States), may be subject to the information reporting requirements of the Internal Revenue Code. Under existing regulations, such dividends (and under certain circumstances proceeds from a sale or other disposition of Shares or ADSs) are not subject to backup withholding. Under proposed regulations, however, such dividends (and proceeds) are subject to backup withholding at the rate of 31% unless the U.S. holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.
Non-U.S. Holders of ADSs or Shares generally are exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8 or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Any amounts withheld from payments to a holder under the backup withholding rules will be refunded (or credited against such holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the Internal Revenue Service.

      Under current law, gains realized by a nonresident holder on the sale or disposition of Shares not conducted through a recognized stock exchange or a highly exchangeable market generally are subject to a Mexican tax at a rate of 20% of the gross sale price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case the tax generally would be 30% of the gain on such disposition. Pursuant to the Tax Treaty, the gain realized by a U.S. holder from the sale or other disposition of Shares may not be subject to Mexican taxes if the applicable conditions contemplated by the Tax Treaty are met. Brokerage commissions paid in connection with transactions on the Mexican Stock Exchange are subject to a value added tax of 15%.

      For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 calendar days during a year and can demonstrate that he or she had become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if its principal administrative office is located in Mexico. A Mexican citizen or a legal entity with its corporate domicile in Mexico and established under Mexican law is presumed to be a resident of Mexico unless such person or entity can demonstrate otherwise. If a legal entity has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico in accordance with relevant tax provisions.

      Other Mexican Taxes

      There are no inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Shares. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of ADSs or Shares.

      Treaties to prevent double taxation have been executed between Mexico and several countries. This summary does not discuss the effects of the treaties entered into by, or effective with respect to, Mexico.

ITEM 8. SELECTED FINANCIAL DATA

      The following tables present selected consolidated financial information for Iusacell and its consolidated subsidiaries. This information has been derived from, and should be read in conjunction with, the Consolidated Financial Statements.

      Except as otherwise indicated, all of the financial statements included herein have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell and a reconciliation to U.S. GAAP of net income and total shareholders' equity.

      All financial statements included herein were prepared giving effect to the Third Amendment to Bulletin B-10 (as so amended, "Bulletin B-10") and Bulletin B-12 ("Bulletin B-12") issued by the Mexican Institute of Public Accountants, both of which became effective in 1990. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring companies to restate nonmonetary assets at current replacement cost, to restate nonmonetary liabilities using the Mexican National Consumer Price Index (Indice Nacional de Precios al Consumidor or the "INPC"), to restate the components of shareholders' equity using the INPC and to record gains or losses in purchasing power from holding monetary assets or liabilities. Bulletin B-10 requires restatement of all financial statements to constant Pesos as of the date of the most recent balance sheet presented. All data in the financial statements included herein and the selected financial information derived therefrom set forth below therefore have been restated in constant December 31, 1996 Pesos. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated prior year balance sheet to the current year balance sheet. See Note 4 to the Consolidated Financial Statements. The effect of inflation accounting under Mexican GAAP has not been eliminated in the reconciliation to U.S. GAAP. See Note 19 to the Consolidated Financial Statements.

                                                               As of and for the Year Ended December 31,
                                        ----------------------------------------------------------------------------------------
                                             1992          1993           1994           1995            1996           1996
                                        -------------  -------------  -------------  -------------  -------------  -------------
                                               (Thousands of constant December 31, 1996 Pesos, except ratios       (Thousands of
                                                                  and subscriber data)((1)                         U.S. dollars,
                                                                                                                   except ratios
                                                                                                                   and subscriber
                                                                                                                      data)(2)
Income Statement Data:
Revenues:
  Services ..........................   Ps. 1,088,542  Ps. 1,347,603  Ps. 1,881,985  Ps. 1,517,693  Ps. 1,375,421  U.S.$ 174,524
  Telephone equipment sales
    and other .......................          67,832        120,473        256,744        270,425        221,853         28,150
                                        -------------  -------------  -------------  -------------  -------------  -------------
    Total ...........................       1,156,374      1,468,076      2,138,729      1,788,118      1,597,274        202,674
Cost of sales:
  Cost of services ..................         228,723        331,803        546,938        556,425        504,263         63,985
  Cost of telephone
    equipment and other .............          57,465        106,449        126,234        150,095        123,686         15,694
                                        -------------  -------------  -------------  -------------  -------------  -------------
    Total ...........................         286,188        438,252        673,172        706,520        627,949         79,679
Gross profit ........................         870,186      1,029,824      1,465,557      1,081,598        969,325        122,995
Operating expenses ..................         440,840        590,083        910,495        789,788        691,983         87,804
Depreciation & amortization .........         116,812        227,128        547,930        629,191        568,021         72,075
Operating profit (loss) .............         312,534        212,613          7,132       (337,381)      (290,679)       (36,884)
Integral financing cost (gain):
 Interest Expense, net ..............         164,876        277,627        191,680        162,767        264,062         33,506
 Foreign exchange (gain)
   loss, net ........................          18,593         17,766        492,904        662,473        (58,357)        (7,405)
 Gain on net monetary
  position ..........................         (62,664)      (113,726)       (46,946)      (471,190)      (327,220)       (41,520)
Financing cost incurred in
 the acquisition of Regions
 5, 6 and 7 .........................              --        218,864             --             --             --             --
                                        -------------  -------------  -------------  -------------  -------------  -------------
    Total ...........................         120,805        400,531        637,638        354,050       (121,515)       (15,419)
Equity participation in net
 income (loss) of associated
 companies ..........................          10,857          6,888          2,911        (36,773)        (5,631)          (715)
Other income ........................          22,035          3,418             --             --             --             --
Income (loss) from continuing
 operations before asset tax,
 employee profit sharing,
 minority interest and
 extraordinary item .................         224,621       (177,612)      (627,595)      (728,204)      (174,795)       (22,180)
Provisions for:
  Asset tax .........................          48,814         21,521         30,498         27,333         33,069          4,196
  Employee profit sharing ...........           3,541             --            608          1,956             --             --
                                        -------------  -------------  -------------  -------------  -------------  -------------
    Total ...........................          52,355         21,521         31,106         29,289         33,069          4,196
Income (loss) before minority
 interest and extraordinary
 item ...............................         172,266       (199,133)      (658,701)      (757,493)      (207,864)       (26,376)
Minority interest ...................              --          6,462             42         34,789          2,987            379
                                        -------------  -------------  -------------  -------------  -------------  -------------
Income (loss) before
 extraordinary item .................         172,266       (192,671)      (658,659)      (722,704)      (204,877)       (25,997)
Extraordinary item(3) ...............          16,520             --             --             --       (136,407)       (17,308)
                                        -------------  -------------  -------------  -------------  -------------  -------------
Net income (loss) ...................     Ps. 188,786  Ps.  (192,671) Ps.  (658,659) Ps.  (722,704) Ps.  (341,284) U.S.$ (43,305)
                                        =============  =============  =============  =============  =============  =============
U.S. GAAP:(4)
Total revenues ......................   Ps. 1,156,374  Ps. 1,468,076  Ps. 2,138,729  Ps. 1,788,118  Ps. 1,684,755  U.S.$ 213,774
Operating profit (loss) .............         312,534        212,613          7,132       (337,381)      (597,864)       (75,861)
Net Income (loss) ...................   Ps.   150,731  Ps.   (88,502) Ps.  (643,633) Ps.  (341,265) Ps.  (131,661) U.S.$ (16,706)
Other Financial Data and
  Ratios:
EBITDA(5) ...........................   Ps.   429,346  Ps.   439,741  Ps.   555,062  Ps.   291,810  Ps.   277,342  U.S.$  35,191
EBITDA (U.S. GAAP)(4) ...............         429,346        439,741        555,062        291,810        140,935         17,883
Capital expenditures ................         695,171        629,670      1,155,526        442,749        198,466         25,183
Interest Expense, net ...............         164,876        496,491        191,680        162,767        264,062         33,506
Subscriber Data:
POPs ................................      59,108,617     60,301,858     61,464,945     63,447,714     64,782,192
Subscribers(6)

                                                             As of and for the Year Ended December 31,
                                     -----------------------------------------------------------------------------------------------
                                          1992           1993            1994            1995            1996              1996
                                     -------------   -------------   -------------   -------------   -------------   ---------------
                                             (Thousands of constant December 31, 1996 Pesos, except ratios            (Thousands of
                                                                and subscriber data)((1)                              U.S. dollars,
                                                                                                                      except ratios
                                                                                                                      and subscriber
                                                                                                                         data)(2)
  Contract plan ..................         114,838         127,361         194,723         208,802         161,277
  Prepay .........................               0               0               0           1,399          71,629
                                     -------------   -------------   -------------   -------------   -------------
    Total ........................         114,838         127,361         194,723         210,201         232,906
Gross subscriber additions .......          86,295          68,551         117,539         103,733         119,968
Average subscribers(7) ...........          89,930         121,100         161,042         202,462         221,554
Contract Churn(8) ................            3.00%           3.66%           2.67%           3.62%           4.28%
Penetration(9) ...................            0.19%           0.21%           0.32%           0.33%           0.36%
Average monthly MOUs per
  subscriber(10) .................             237             211             179             140             117
Nominal average monthly
  revenue per subscriber(11) .....   Ps.       736    Ps.      638   Ps.       595   Ps.       464   Ps.       490   U.S.$      62
Nominal cost to acquire a
  new subscriber(12) .............           3,738            5,808          5,717           6,143           6,076             771
Balance Sheet Data:
Working capital(13) ..............   Ps. (437,978)    Ps.  184,513   Ps. (358.422)   Ps.(1,357,016)  Ps.(1,531,167)  U.S.$(194,286)
Property & equipment, net ........       1,913,459       2,699,680       4,205,133       4,026,757       3,107,307         394,278
Total assets .....................       2,706,058       5,952,465       7,410,677       6,844,797       5,600,380         710,618
Total debt .......................       1,466,274       1,774,510       1,357,752       1,559,495       1,319,720         167,456
Stockholders' equity .............         916,793       3,845,114       5,273,656       4,122,484       3,132,193         397,436

U.S. GAAP:(4)
Working capital(13) ..............   Ps.       N/A    Ps.      N/A   Ps.       N/A   Ps. 1,570,831   Ps.(1,642,530)  U.S.$(208,416)
Property & equipment, net ........       1,913,459       2,699,680       4,205,133       4,026,757       3,107,307         394,278
Total assets .....................       2,461,354       5,906,647       7,387,509       7,453,918       6,227,453         789,651
Total debt .......................       1,466,273       1,774,510       1,357,753       1,559,495       1,319,720         167,456
Stockholders' equity .............         671,010       3,787,626       5,104,726       3,486,625       2,830,243         359,122

----------
(1) Pursuant to Mexican GAAP, financial data for all periods in the financial statements included herein have, unless otherwise indicated elsewhere herein, been restated in constant December 31, 1996 pesos. Restatement into constant December 31, 1996 Pesos. Restatement into December 31, 1996 Pesos is made by multiplying the relevant nominal Peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 1996. The inflation index used in this Annual Report for 1992 figures is 2.2316, for 1993 figures is 2.0661, for 1994 figures is 1.9300 and for 1995 figures is 1.2700.

(2) Peso amounts were converted to U.S. dollars at the exchange rate of Ps.7.8810 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for Pesos on December 31, 1996. Such conversions should not be construed as representations that the Peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(3) For 1996, the extraordinary item represents restructuring expenses associated with the reorganization of and change in management control of the Company, the write-off of certain obsolete network equipment and an additional reserve for doubtful accounts.

(4) See Note 19 to the Audited Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations--U.S. GAAP Reconciliation" for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

(5) EBITDA represents operating profit (loss) plus depreciation and amortization. The Company believes that EBITDA provides useful information regarding the Company's debt service ability and should not be considered in isolation or as a substitute for the consolidated income statement or statements of changes in financial position prepared in accordance with generally accepted accounting principles and included herein.

(6) Subscribers refers to the Company's subscribers in its operating regions at the end of the respective periods. A prepay customer is included as a subscriber if, at the end of the period, the customer's card has not yet expired.

(7) Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(8) Contract churn for a given period is calculated by dividing for each month in that period the total number of contract subscribers disconnected in such month by the number of contract subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period. For a discussion of prepay turnover, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Increase in Prepay Subscriber Base"

(9) Penetration represents the end of period subscribers divided by the end of period POPs.

(10) Average monthly MOUs (minutes of use) per subscriber is calculated by dividing the total minutes of use for the respective period by the number of average subscribers for the respective period dividing the result by twelve.

(11) Nominal average monthly cellular revenue per subscriber is calculated by dividing the total cellular service revenue for the respective period by the average number of subscribers for the respective period and dividing the quotient by twelve.

(12) Nominal cost to acquire a new subscriber represents sales, marketing and advertising costs plus the cost of cellular telephones Iusacell gives to its cellular customers for the respective period (in nominal Pesos) divided by gross customer additions for such period.

(13)  Working capital represents current assets current liabilities.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      ALL PESO AMOUNTS DISCUSSED HEREIN ARE PRESENTED IN THOUSANDS OF CONSTANT DECEMBER 31, 1996 PESOS IN ACCORDANCE WITH MEXICAN GAAP.

GENERAL

    The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in the historical results of operations and financial condition of Iusacell and factors affecting the Company's financial resources. It should be read in conjunction with the Consolidated Financial Statements and the notes thereto appearing elsewhere in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 19 to the Audited Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of the Company's net income and total stockholders' equity as of and for the years ended December 31, 1994, 1995 and 1996.

    As a Mexican company, Iusacell maintains its financial records in Pesos. Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, the Company's financial statements are reported in period-end Pesos to adjust for the interperiod effects of inflation. In calendar years 1994, 1995, and 1996, the rates of inflation in Mexico, as measured by changes in the INPC, were 7.1%, 52.0%, and 27.7% respectively. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this Annual Report have been restated in constant Pesos as of December 31, 1996. References in this Annual Report to "real" amounts are to inflation-adjusted Pesos and to "nominal" amounts are to unadjusted historical Pesos. Bulletin B-10 requires the Company to restate nonmonetary assets at current replacement cost, to restate nonmonetary liabilities using the INPC and to restate the components of stockholders' equity using the INPC. The effects of these inflation accounting principles have not been eliminated in the reconciliation to U.S. GAAP. See Note 19 to the Audited Consolidated Financial Statements.

    In reporting under Mexican GAAP and in accordance with Bulletin B-10, the Company is required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, "integral financing cost (gain)" refers to the combined financial effects of: (i) net interest expense or interest income; (ii) net foreign exchange gains or losses; and (iii) net gains or losses on monetary position. Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on assets and liabilities denominated in currencies other than Pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the Peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of Pesos which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the gains or losses realized from holding net monetary assets or liabilities and reflects the impact of inflation on monetary assets and liabilities. For example, a gain on monetary position results from holding net monetary liabilities in Pesos during periods of inflation, as the purchasing power of the Peso declines over time.

Peso Devaluation and Inflation

    On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market Peso/U.S. dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the Peso to fluctuate freely against the U.S. dollar. This resulted in a major devaluation of the Peso relative to the U.S. dollar. By December 31, 1994, the Noon Buying Rate, which had been Ps. 3.4662 to U.S.$1.00 on December 19, 1994, was Ps. 5.0000 to U.S.$1.00, representing a 44.3% devaluation. The Peso continued to decline against the U.S. dollar during 1995, closing at a Noon Buying Rate of Ps. 7.7400 to U.S.$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the U.S. dollar. On December 31, 1996, the Noon Buying Rate was Ps. 7.8810 to U.S.$1.00, representing a 1.8% decline of the Peso as compared to December 31, 1995. Cumulatively, the value of the Peso has declined 127.4% from December 19, 1994 to December 31, 1996.

    The Mexican government's response to the devaluation and ensuing high levels of inflation was to enact a series of fiscal and monetary measures which, among other things, restricted credit and the money supply, raised prices for public goods and services, and restricted federal spending. As a result, the annual inflation rate declined from 52.0% in 1995 to 27.7% in 1996, and GDP grew by 5.1% in 1996 compared to a contraction of 6.2% in 1995.

    IMPACT ON THE COMPANY'S RESULTS OF OPERATIONS

    The general economic conditions in Mexico resulting from inflation and the devaluation of the Peso have had an overall negative impact on the Company's results of operations primarily as a result of the following factors:

         (i) The devaluation resulted in a significant decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for cellular telephony.

        (ii) Due to competitive market conditions and the overall state of the Mexican economy, the Company was not able to increase its prices in line with the significant inflation in the economy.

        (iii) The significant inflation led to an upward restatement of the Company's assets and therefore resulted in a substantial increase in depreciation and amortization expense in 1995, which had an adverse impact on the Company's earnings. In 1996, while there was still significant inflation, depreciation and amortization expense decreased as the result of a substantial reduction in capital expenditures and the reduction in the carrying value of dollar-acquired non-monetary assets in accordance with the rules of the Mexican Stock Exchange (which in turn resulted from the fact that the rate of inflation exceeded that of devaluation).

        (iv) The significant devaluation of the Peso as compared to the U.S. dollar in 1994 and 1995 resulted in the recording of exchange losses given the Company's net U.S. dollar liability position in both years. In 1996, the Company recorded a gain because of the appreciation of the Peso against the U.S. dollar during a significant portion of the year.

        (v) A portion of the Company's costs and expenses (e.g., depreciation and amortization and interest expense) is denominated in U.S. dollars or calculated on the basis of Peso/U.S. dollar devaluation, while almost all of the Company's revenues are denominated in Pesos, which, in a period of Peso devaluation, had a negative impact on the Company's margins.

    IMPACT ON THE COMPANY'S FINANCIAL CONDITION

    The general economic conditions in Mexico resulting from inflation and the devaluation of the Peso have had an overall negative impact on the Company's financial condition as a result of the following factors:

         (i) The majority of the Company's indebtedness is denominated in U.S. dollars. As a result, the Peso carrying amount of such debt increased to reflect the additional Pesos required to meet such foreign liabilities.

        (ii) Whenever the inflation rate exceeds the rate of devaluation, as was the case in 1996, the carrying value of the Company's assets purchased in foreign currencies will be reduced. This is because, assuming the foreign currency value of a given asset remains unchanged between periods, the value of such asset for the prior period is restated upwards using the inflation rate, while the valuation of such asset for the current period is restated using a foreign exchange rate which increased at a lower rate.

INCREASE IN PREPAY SUBSCRIBER BASE

    In June 1996, the Company introduced its Control Plus prepay program in response to economic conditions in Mexico and to a prepay cellular card program offered by Telcel. Control Plus has been extremely popular, and prepay customers have increased from an insignificant percentage of the Company's subscriber base in June 1996 to 30.8% at December 31, 1996 and to 35.1% at March 31, 1997. The Company expects that the percentage of its customers who subscribe to cellular service on a prepay basis will continue to increase.

    The Company believes that prepay programs represented an effective means of attracting and retaining subscribers during a difficult economic and competitive environment in 1996. However, the Company also believes that prepay plans are attractive to a wider range of cellular consumers than just those experiencing financial difficulties. In addition to helping customers control costs, Control Plus has no monthly bill and allows customers to prepay for cellular services in cash. Iusacell is marketing these features to new classes of potential customers and, as a result, expects prepay plans to continue to help the Company increase cellular market penetration, grow its customer base and generate positive cash flow. Compared to the average contract plan, prepay plans involve higher per minute airtime charges, a lower cost to acquire new subscribers (principally because the Company does not provide a phone to such customers, as it does with its contract subscribers), and no billing expenses or credit or collection risk. Prepay customers are also potential customers for the Company's other services and products, and the Company intends to focus marketing efforts on "migrating" qualified prepay customers to higher revenue contract plans. In addition, the Company is considering new methods to increase minutes of use by its prepay customers.

    Prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Moreover, because prepay cards expire after 60 days, prepay customers have more frequent opportunities to decide whether to renew service with the Company or to choose the Company's competitor as their cellular carrier. If a prepay customer "turns over" his or her prepay card by not adding credit to the card prior to its 60-day expiration, the customer loses his or her assigned telephone number and must reapply for a new number, which may be obtained either from the Company or from the Company's competitor. Iusacell believes that, because the Company currently waives its activation fee for customers who have previously turned over while Telcel does not, such customers currently have an incentive to choose the Company's Control Plus program when reapplying for telephone numbers.

    Between May 31, 1996 and December 31, 1996, the number of the Company's prepay customers increased from 2,730 to 71,629. Since the Company's first Control Plus customers began to turn over, a monthly average of 21% of the Company's total prepay customers have turned over. This turnover statistic, however, does not account for customers who reactivated Control Plus prepay service after their cards expired. The Company is evaluating different methods of determining turnover, as the current method is dependent upon, among other things, the number of days of use the Company permits before expiration of the prepay cards (currently 60 days). Iusacell is installing a new prepay operating system which the Company expects will enable the Company to better track those customers who turn over by determining the percentage of customers who subsequently purchase prepay cards from the Company and the time period between such purchases. The new operating system is also expected to allow customers to reinstate their prior telephone numbers up to 30 days after expiration of their Iusacell prepay cards. In addition, Iusacell anticipates that the new prepay operating system, together with initiatives to increase the number of distribution points for prepay cards, improve customer care and otherwise improve the convenience of the Company's prepay program, will enhance the Company's ability to retain prepay customers.

    In 1996, the Company experienced a 22.8% reduction in the number of contract customers, who generate higher average revenue per subscriber than do prepay customers. Many of these contract customers migrated to the Company's prepay program, resulting in lower revenues and cash flow from these customers. Iusacell did not introduce Control Plus until June 1996. Consequently, results of operations in 1996 do not fully reflect the shift from contract to prepay customers. If the year-end mix of contract and prepay customers had been in effect throughout 1996, the effect of the lower per customer revenues and cash flow resulting from the shift in Iusacell's subscriber mix would have been significantly greater. The Company believes, however, that this effect would have been partially offset by having been able to offer Control Plus prior to June 1996 to its credit-challenged contract customers who were otherwise switching to Telcel's prepay plan and to those prospective customers who were choosing Telcel's prepay plan in the absence of alternatives. The Company anticipates further growth in its prepay subscriber base and an increase in the percentage of total subscribers who are prepay customers, as well as growth in the number of contract subscribers.

LOCAL TELEPHONY IN THE 450 MHZ FREQUENCY BAND; CDMA OVERLAY

    The Company has experienced substantial delays in obtaining the SCT's approval of its technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, the SCT and the Company reached agreement on a process by which the Company could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. Under this agreement Iusacell would convert and consolidate certain of its existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and would have a right of first refusal to acquire the concessions to provide local wireless service over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands scheduled by the Mexican government for the fall of 1997. Until the conclusion of such auctions, Iusacell has received a provisional authorization to use 450 MHz spectrum to provide local wireless service to up to 50,000 terminals.

    As a result of the delays experienced by the Company and the uncertainty relating to the Company's ability, at a commercially acceptable cost, to implement full scale local wireless service in the 450 MHz frequency band, the Company is exploring alternatives for providing local telephony services, including limited zone wireless service in the 800 MHz (cellular) or 1.9 GHz
(PCS) frequency bands deploying digital technology that permits mobility. At this time, however, the Company has not made a decision as to which alternative to pursue and continues with its trial program to provide local wireless service in the 450 MHz frequency band. If the Company were to determine not to continue to pursue local wireless service in the 450 MHz frequency band, the Company would record substantial non-cash losses.

    The Company believes that approximately 75% of the fixed assets currently employed in its 450 MHz trial service could be used in its cellular operations (with the cost of each such asset being depreciated over its remaining useful life). If such remaining fixed assets are sold for less than their book value, the Company would be required to write off such assets to the extent of the deficiency between their book value and the sale proceeds. At December 31, 1996, the book value of the fixed assets (including capitalized interest) deployed in the Company's 450 MHz local wireless service totaled Ps. 547.6 million (U.S.$69.5 million). Assuming that 25% of these fixed assets could not be sold, the non-cash charge to Iusacell's earnings would be Ps. 136.9 million (U.S.$17.4 million).

Results of Consolidated Operations

      The following table sets forth for the periods indicated the percentage relationships which certain amounts bear to revenues:

                                                      Years ended December 31,
                                                      -------------------------
                                                      1994      1995      1996
                                                      -----    ------    ------
Revenues:
   Services .........................................  88.0%     84.9%     86.1%
   Telephone equipment sales and other ..............  12.0      15.1      13.9
                                                      -----    ------    ------
      Total ......................................... 100.0%    100.0%    100.0%
Cost of sales .......................................  31.5      39.5      39.3
                                                      -----    ------    ------
   Gross profit .....................................  68.5      60.5      60.7
Operating expenses ..................................  42.6      44.2      43.3
Depreciation and amortization .......................  25.6      35.2      35.6
                                                      -----    ------    ------
Operating profit (loss) .............................   0.3     (18.9)    (18.2)
Integral financing cost (gain):
      Interest expense, net .........................   9.0       9.1      16.5
      Foreign exchange (gain) loss, net .............  23.0      37.0      (3.7)
      Gain on net monetary position .................  (2.2)    (26.3)    (20.5)
                                                      -----    ------    ------
       Total ........................................  29.8      19.8      (7.7)
                                                      -----    ------    ------
Equity in net income (loss) of associated
   companies ........................................   0.1      (2.0)     (0.4)
                                                      -----    ------    ------
Income (loss) from continuing operations before asset
   tax, employee profit sharing, minority interest
   and extraordinary items .......................... (29.4)    (40.7)    (10.9)
Provision for asset tax and
   employee profit sharing ..........................   1.4       1.6       2.1
Minority interest ...................................   0.0       1.9       0.1
Extraordinary item ..................................   0.0       0.0       8.5
                                                      -----    ------    ------
   Net income (loss) ................................ (30.8)%   (40.4)%  (21.4)%
                                                      =====    ======    ======

Year Ended December 31, 1995 Compared to Year Ended December 31, 1996

       Revenues

      The following table sets forth the source of the Company's revenues for the years ended December 31, 1995 and 1996.

                                               Year Ended             Year Ended
                                            December 31, 1995      December 31, 1996
                                           -------------------    -------------------       %
                                             Ps.          %         Ps.          %       Change
                                           -------     -------    -------     -------    -------
Cellular service revenues ............     1,216.8        68.1%   1,122.1        70.2%      (7.8)%
Other service revenues ...............       300.9        16.8      253.3        15.9      (15.8)
                                           -------     -------    -------     -------    -------
Total service revenues ...............     1,517.7        84.9     1375.4        86.1       (9.4)
Telephone equipment and other revenues       270.4        15.1      221.9        13.9      (18.0)
                                           -------     -------    -------     -------    -------
Total revenues .......................     1,788.1       100.0%   1,597.3       100.0%     (10.7)%
                                           =======     =======    =======     =======    =======

      Cellular Services. The table below sets forth the cellular service revenues by source and operating region for 1995 and 1996.

                                                    For the Year Ended December 31, 1995(1)
                                          -------------------------------------------------------------
                                                                 Regions 5, 6
                                               Region 9          and 7 combined            Total
                                          -----------------    -----------------    -------------------
                                            Ps.        %         Ps.        %         Ps.          %
                                          -------   -------    -------   -------    -------     -------
Airtime(2) ..........................       311.8      39.4%     147.4      34.7%     459.2        37.7%
Monthly fees ........................       338.8      42.8      188.3      44.3      527.1        43.3
Long distance(3) ....................        50.0       6.3       33.9       8.0       83.9         6.9
Value-added services(4) .............        65.0       8.2       39.0       9.2      104.0         8.6
In-roaming(5) .......................        24.8       3.1       14.6       3.4       39.4         3.2
Activation fees .....................         1.6       0.2        1.6       0.4        3.2         0.3
                                          -------   -------    -------   -------    -------     -------
      Total cellular service revenues       792.0     100.0%     424.8     100.0%   1,216.8       100.0%
                                          =======   =======    =======   =======    =======     =======

                                                    For the Year Ended December 31, 1996(1)
                                          -------------------------------------------------------------
                                                                 Regions 5, 6
                                               Region 9          and 7 combined            Total
                                          -----------------    -----------------    -------------------
                                            Ps.        %         Ps.        %         Ps.          %
                                          -------   -------    -------   -------    -------     -------
Airtime(2) ..........................       247.6      36.1%     144.3      33.0%     391.9        34.9%
Monthly fees ........................       312.7      45.7      199.0      45.5      511.7        45.6
Long distance(3) ....................        45.7       6.7       38.1       8.7       83.8         7.5
Value-added services(4) .............        53.9       7.9       29.6       6.7       83.5         7.4
In-roaming(5) .......................        24.9       3.6       26.2       6.0       51.1         4.6
Activation fees .....................         0.0        --        0.1       0.1        0.1          --
                                          -------   -------    -------   -------    -------     -------
Total cellular service revenues .....       684.8     100.0%     437.3     100.0%   1,122.1       100.0%

----------
(1) Figures reflect intercompany eliminations. These figures do not include revenues derived from paging, long distance, local telephony and data transmission services.
(2) Airtime is charged on a per-minute basis for peak (Monday to Friday, 8:00 A.M. to 10:00 P.M.) and non-peak airtime.
(3) Long distance revenues generated by cellular subscriber were passed through to Telmex prior to August 11, 1996. Since that date, such revenues have been retained by the Company.
(4) Includes fees for value-added services such as call waiting, call transfer, emergency service, secretarial service and conference calling, and revenues from activation bonds, insurance-related charges payable by subscribers, rural and public telephony and the Company's cellular magazine. Does not include charges for related airtime. Customers using certain value-added services such as news, weather, sports and entertainment reports are charged only for airtime, which is therefore included in Airtime.
(5) See "Description of Business--Cellular Services--Roaming" for a discussion of the differences between in-roaming and out-roaming and the revenues associated therewith. Out-roaming revenues are reflected in telephone equipment and other revenues and are passed through to the applicable host operator.

      Cellular service revenues declined by 7.8% to Ps.1,122.1 million (U.S.$142.4 million) from Ps.1,216.8 million (U.S.$154.4 million) and represented 70.2% and 68.1% of total revenues in 1996 and 1995, respectively. Despite a 10.8% increase in total subscribers, revenues declined primarily due to a 9.1% decrease in total MOUs. The Company experienced a significant change in the composition of its subscriber base in 1996 and 1995 with the introduction of the Company's Control Plus program in June 1996. Average monthly revenues generated by Control Plus customers are substantially lower than those generated by contract subscribers because Control Plus tends to attract lower volume users who pay no monthly fee, although such users are charged a higher rate per minute. The decline in the number of contract subscribers also resulted in a decline in revenues from value-added services. The proportion of the Company's customers that subscribes to the Company's prepay plan as opposed to the Company's contract plans has grown significantly since the introduction of Control Plus. The Company believes that the trend towards the increased percentage of total subscribers and the significance to the Company's revenues of prepay plan subscribers are likely to continue.

      Iusacell had 232,906 and 210,201 cellular subscribers at December 31, 1996 and 1995, respectively. During the year ended December 31, 1996, prepay subscribers increased from a negligible percentage of total subscribers to 30.8% of total subscribers, and the number of contract subscribers declined by 22.8%. Contract subscribers decreased to 161,277 at December 31, 1996 from 208,802 at December 31, 1995, and prepay subscribers grew to 71,629 at December 31, 1996 from 1,399 at December 31, 1995. A prepay customer is included as a customer if, at the end of the period, the customer's card has not yet expired. See "--Increase in Prepay Subscriber Base."

      During 1996, contract subscriber churn increased to an average monthly level of 4.28% compared to 3.62% during 1995, which the Company believes was due to the continuing effect of the Mexican recession on the consumer segment of the economy and the migration of contract plan customers to the prepay programs of the Company and its competitor. For a discussion of prepay turnover, see "--Increase in Prepay Subscriber Base."

      Average MOUs for 1996 were 117, a decrease of 16.4% compared to the average of 140 MOUs in 1995. This decline in MOUs was largely due to the significant increase in the number of the Company's prepay customers, who generate substantially average lower MOUs than contract customers. In addition, the Company has experienced a trend toward lower MOUs as Iusacell's expanded customer base is now attracting subscribers who tend to generate fewer MOUs. During the second half of 1996, the Company introduced three new contract plans--Flex 75, Flex 150 and Tu Tiempo--which are designed to encourage higher MOUs, retain and increase contract subscribers and migrate qualified prepay customers to contract plans. See "Description of Business -- Marketing Strategy -- Pricing." Nominal average monthly cellular revenue per subscriber increased 5.6% to Ps.490 in 1996 from Ps.464 in 1995.

      Other Services. Other service revenues decreased by 15.8% to Ps.253.3 million (U.S.$32.1 million) in 1996 from Ps. 300.9 million (U.S.$38.2 million) in 1995. The decline in other services revenue was caused by the Company's inability to raise prices to keep pace with the rate of inflation (27.0%) in 1996, offset in part by the Company's new paging and long distance services launched in August 1996. Revenues derived from Iusatel Chile, which the Company sold in December 1996, were Ps.59.7 million (U.S.$7.6 million).

      Telephone Equipment and Other. Telephone equipment and other revenues decreased 18.0% to Ps.221.9 (U.S.$28.2 million) in 1996 from Ps.270.4 million (U.S.$34.3 million) in 1995. This decline reflected fewer sales and upgrades of handsets. The decline in 1996 from 1995 was partially offset by a significant increase in sales of used handsets from Inventory.

Cost of Sales

      Total cost of sales decreased 11.1% to Ps.627.9 million (U.S.$79.7 million) in 1996 from Ps.706.5 million (U.S.$89.6 million) in 1995. As a percentage of total revenues, total cost of sales decreased to 39.3% in 1996 from 39.5% in 1995.

      Cost of Services. Cost of services decreased by 9.4% to Ps.504.3 million (U.S.$64.0 million) in 1996 from Ps.556.4 million (U.S.$70.6 million) in 1995, and were 36.7% of total service revenues in each period. Cost of services remained relatively constant as its primary components were revenue-based fees paid to the Mexican government and minute-based interconnection fees.

      Cost of Telephone Equipment and Other. Cost of telephone equipment and other costs decreased by 17.6% to Ps.123.6 million (U.S.$15.7 million) in 1996 from Ps.150.1 million (U.S.$19.0 million) in 1995 and, as a percentage of telephone equipment and other revenues, increased slightly to 55.8% in 1996, compared to 55.5% in 1995. The decline in costs is attributable to the reduced demand for telephone equipment in 1996, itself a result of continued adverse conditions in the consumer segment of the Mexican economy, as well as the popularity of the Company's prepay program, where the subscriber typically already owns a cellular handset. The cost of a cellular handset given to a contract customer is amortized over 18 months (the average length of the Company's cellular contract), instead of being expensed in the period in which the customer received the telephone.

Operating Expenses

      Operating expenses decreased by 12.4% to Ps.691.9 million (U.S.$87.8 million) in 1996 from Ps.789.8 million (U.S.$100.2 million) in 1995, and, as a percentage of revenues, decreased in 1996 to 43.3% as compared to 44.2% in 1995. The decrease in operating expenses was principally due to lower sales and advertising costs, partially offset by a slight increase in corporate overhead expenses. In accordance with Mexican GAAP, pre-operating expenses (net of pre-operating revenues) associated with the Company's provision, on a trial basis, of local wireless service in the 450 MHz band (as well as with certain other services of the Company) are capitalized rather than (as is required under U.S. GAAP) expensed. The amount of these pre-operating expenses (net of pre-operating revenues) that were capitalized instead of expensed in 1996 and 1995 equalled Ps.60.1 million (U.S.$7.6 million) and Ps.40.4 million (U.S.$5.1 million), respectively. See Notes 17 and 19 to the Audited Consolidated Financial Statements. U.S. GAAP would not have required that these pre-operating amounts be expensed in 1995, given the more developmental stage of the Company's 450 MHz project at that time. See Notes 17 and 19 to the Audited Consolidated Financial Statements.

Depreciation and Amortization

      Depreciation and amortization expenses decreased by 9.7% to Ps.568.0 million (U.S.$72.1 million) in 1996 from Ps.629.2 million (U.S.$79.8 million) in 1995. The decline in depreciation and amortization in 1996 compared to 1995 is attributable to the reduction in the carrying value of fixed assets during 1996 recorded in accordance with Bulletin B-10, as well as, to a lesser extent, substantially lower capital expenditures in 1996.

Operating Loss

      In 1996, the Company recorded an operating loss of Ps.290.7 million (U.S.$36.9 million) as compared to an operating loss of Ps.337.4 million (U.S.$42.8 million) in 1995.

Integral Financing Cost (Gain)

      Integral financing gain was Ps.121.5 million (U.S.$15.4 million) in 1996 compared to a cost of Ps.354.1 million (U.S.$44.9 million) in 1995 due principally to a foreign exchange gain of Ps.58.4 million (U.S.$7.4 million) in 1996 compared to a foreign exchange loss of Ps.662.5 million (U.S.$84.1 million) in 1995. The foreign exchange gain was due to the slight appreciation of the Peso as compared to the U.S. dollar for a significant period during 1996 compared to a significant devaluation of the Peso in 1995. The integral financing gain was partially offset by a decrease in gain on monetary position of 30.6% to Ps.327.2 million (U.S.$41.5 million) in 1996 from Ps.471.2 million (U.S.$59.8 million) in 1995 reflecting the lower rate of inflation in 1996. Net interest expense increased 62.3% to Ps.264.1 million (U.S.$33.5 million) in 1996 from Ps.162.7 million (U.S.$20.6 million) in 1995. The increase in interest expense was due to higher levels of borrowing in 1996.

Equity Participation in Net Loss of Associated Companies

      Equity participation in net income (loss) of associated companies decreased by 84.7% to a loss of Ps.5.6 million (U.S.$0.7 million) in 1996 from a loss of Ps.36.8 million (U.S.$4.7 million) in 1995. This decrease was due to operating improvements in the Company's Ecuadorian affiliate. See
"Description of Business--International Joint Ventures."

Extraordinary Item

      In 1996, the Company recorded a Ps.136.4 million (U.S.$17.3 million) extraordinary charge consisting primarily of restructuring expenses associated with the reorganization and the change in management control of the Company, which occurred in February 1997. See Notes 2, 4(d) and 8(b) to the Audited Consolidated Financial Statements.

Net Loss

      As a result of the factors described above, net loss decreased 52.8% to Ps.341.3 million (U.S.$43.3 million) in 1996 from Ps.722.7 million (U.S.$91.7 million) in 1995.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

Revenues

      The following table sets forth the source of revenues for the Company for the fiscal years ended December 31, 1994 and 1995.

                                               Year Ended             Year Ended
                                            December 31, 1994      December 31, 1995
                                           -------------------    -------------------       %
                                             Ps           %          Ps          %       Change
                                           -------     -------    -------     -------    -------
Cellular service revenues ............     1,777.1        83.1%   1,216.8        68.1%     (31.5)%
Other service revenues ...............       104.9         4.9      300.9        16.8      187.0
   Total service revenues ............     1,882.0        88.0    1,517.7        84.9      (19.4)
                                           -------     -------    -------     -------    -------
Telephone equipment and other revenues       256.7        12.0      270.4        15.1        5.3
                                           -------     -------    -------     -------    -------
   Total revenues ....................     2,138.7       100.0%   1,788.1       100.0%     (16.4)%
                                           =======     =======    =======     =======    =======

      Cellular Services. The table below sets forth the cellular service revenues by source and operating region for 1994 and 1995.

                                                 For the Year Ended December 31, 1994(1)
                                       ---------------------------------------------------------------
                                                               Regions 5, 6
                                            Region 9           and 7 combined            Total
                                       -------------------    -----------------    -------------------
                                         Ps.          %         Ps.        %         Ps.          %
                                       -------     -------    -------   -------    -------     -------
Airtime(2) .......................       558.2        48.5%     265.8      42.6%     824.0        46.4%
Monthly fees .....................       387.6        33.6      205.3      32.8      592.9        33.3
Long distance(3) .................        62.1         5.4       59.0       9.4      121.1         6.8
Value-added services(4) ..........       104.9         9.1       52.6       8.4      157.5         8.9
In-roaming(5) ....................        24.0         2.1       34.5       5.5       58.5         3.3
Activation fees ..................        15.2         1.3        7.9       1.3       23.1         1.3
                                       -------     -------    -------   -------    -------     -------
   Total cellular service revenues     1,152.0       100.0%     625.1     100.0%   1,777.1       100.0%

                                                 For the Year Ended December 31, 1995(1)
                                       ---------------------------------------------------------------
                                                               Regions 5, 6
                                            Region 9           and 7 combined            Total
                                       -------------------    -----------------    -------------------
                                         Ps.          %         Ps.        %         Ps.          %
                                       -------     -------    -------   -------    -------     -------
Airtime(2) .......................       311.8        39.4%     147.4      34.7%     459.2        37.7%
Monthly fees .....................       338.8        42.8      188.3      44.3      527.1        43.3
Long distance(3) .................        50.0         6.3       33.9       8.0       83.9         6.9
Value-added services(4) ..........        65.0         8.2       39.0       9.2      104.0         8.6
In-roaming(5) ....................        24.8         3.1       14.6       3.4       39.4         3.2
Activation fees ..................         1.6         0.2        1.6       0.4        3.2         0.3
                                       -------     -------    -------   -------    -------     -------
   Total cellular service revenues       792.0       100.0%     424.8     100.0%   1,216.8       100.0%

----------
(1) Figures reflect intercompany eliminations. These figures do not include revenues derived from paging, long distance, local telephony and data transmission.
(2) Airtime is charged on a per-minute basis for peak (Monday to Friday, 8:00 A.M. to 10:00 P.M.) and non-peak airtime.
(3) Long distance revenues generated by cellular subscribers were passed through to Telmex.
(4) Includes fees for value-added services such as call waiting, call transfer, emergency service, secretarial service and conference calling, and revenues from activation bonds, insurance-related charges payable by subscribers, rural and public telephony and the Company's cellular magazine. Does not include charges for related airtime. Customers using certain value-added services such as news, weather, sports and entertainment reports are charged only for airtime, which is therefore included in Airtime.
(5) See "Description of Business--Cellular Services--Roaming" for a discussion of the differences between in-roaming and out-roaming and the revenues associated therewith. Out-roaming revenues are reflected in telephone equipment and other revenues and are passed through to the applicable host operator.

      Cellular service revenues declined by 31.5% to Ps.1,216.8 million (U.S.$154.4 million) from Ps.1,777.1 million (U.S.$225.5 million) and represented 68.1% and 83.1% of total revenues in 1995 and 1994, respectively. Revenues declined despite a 7.9% increase in total subscribers. The principal reason for this decrease was the Company's inability, due to competitive market conditions, to increase its prices in line with inflation. The Company raised prices by an average of approximately 20% during 1995, when the inflation rate was 52.0%. In 1995, the number of contract subscribers increased 14,079. Iusacell had 210,201 and 194,723 cellular subscribers at December 31, 1995 and 1994, respectively.

      During 1995, contract subscriber churn increased to an average monthly level of 3.62% compared to 2.67% during 1994, which the Company believes was due to the impact of the Peso devaluation on consumer demand.

      Average MOUs for 1995 were 140, a decrease of 21.8% compared to the average of 179 MOUs in 1994. This decline in MOUs was largely due to the impact of the Peso devaluation on consumer demand. In addition, the Company has experienced a trend toward lower MOUs as Iusacell's expanded customer base attracts subscribers who tend to generate fewer MOUs. As a result of this decline in MOUs, nominal average monthly cellular revenue per subscriber declined 22% to Ps.464 in 1995 from Ps.595 in 1994.

      Other Services. Other service revenues increased substantially to Ps.300.9 million (U.S.$38.2 million) in 1995 from Ps.104.9 million (U.S.$13.3 million) in 1994. This increase is principally due to revenues from the Company's data transmission services, which Iusacell began providing in 1995.

      Telephone Equipment and Other. Telephone equipment and other revenues increased to Ps.270.4 million (U.S.$34.3 million) in 1995 from Ps.256.7 million (U.S.$32.6 million) in 1994, an increase of 5.3%. This increase is primarily due to an 11% increase in outroaming revenues, offset by a 16% decline in sales of handsets and accessories.

Cost of Sales

      Total cost of sales increased 5.0% to Ps.706.5 million (U.S.$89.6 million) in 1995 from Ps.673.1 million (U.S.$85.4 million) in 1994.

      Cost of Services. Cost of services increased by 1.7% to Ps.556.4 million (U.S.$70.6 million) in 1995 from Ps.546.9 million (U.S.$69.4 million) in 1994, and increased to 36.7% of total service revenues in 1996 from 29.1% of total service revenues in 1995. The increase was largely due to an increase in technical expenses and the cost of delivering data services, which the Company initiated in 1995.

      Cost of Telephone Equipment and Other. Cost of telephone equipment and other costs increased by 18.9% to Ps.150.1 million (U.S.$19.0 million) in 1995 from Ps.126.3 million (U.S.$16.0 million) in 1994 and, as a percentage of telephone equipment and other revenues, increased to 55.5% in 1995, compared to 49.2% in 1994. The increase largely resulted from the effect of the Peso devaluation since the Company purchased equipment in U.S. dollars and sold it in Pesos. For a discussion of the Company's accounting policy for the cost of cellular handsets given to customers, see "--Year Ended December 31, 1996 Compared to Year Ended December 31, 1995" and Note 4(f) to the Audited Consolidated Financial Statements.

Operating Expenses

      Operating expenses decreased 13.3% to Ps.789.8 million (U.S.$100.2 million) in 1995 from Ps.910.5 million (U.S.$115.5 million) in 1994, and as a percentage of revenues, increased to 44.2% in 1995 from 42.6% in 1994. Sales and advertising expenses declined 15.7% in 1995 as a result of the economic downturn, while corporate overhead expenses increased 9.2% in 1995. The amount of pre-operating expenses (net of pre-operating revenues) that were capitalized, rather than, as is required under U.S. GAAP, expensed, in 1995 equalled Ps.40.4 million (U.S.$5.1 million). No pre-operating expenses were recorded in 1995 or 1994 that under U.S. GAAP would have been required to be expensed, instead of, as is the case under Mexican GAAP, capitalized.

Depreciation and Amortization

      Depreciation and amortization expenses increased to Ps.629.2 million (U.S.$79.8 million) in 1995 from Ps.547.9 million (U.S.$69.5 million) in 1994. The upward revaluation of dollar-denominated assets due to the Peso devaluation as well as depreciation associated with new capital investments principally accounted for this increase.

Operating Profit (Loss)

      The Company recorded an operating loss of Ps.337.4 million (U.S.$42.8 million) in 1995 as compared to an operating profit of Ps.7.1 million (U.S.$0.9 million) in 1994.

Integral Financing Cost (Gain)

      Integral financing cost decreased by 44.5% to Ps.354.1 million (U.S.$44.9 million) in 1995 from Ps.637.6 million (U.S.$80.9 million) in 1994 due principally to an increase in gains on monetary position to Ps.471.2 million (U.S.$59.8 million) from Ps.46.9 million (U.S.$6.0 million). The increased gains on monetary position were the result of an increase in the net amount of total debt outstanding and substantially increased inflation in 1995. Net interest expense declined to Ps.162.7 million (U.S.$20.6 million) in 1995 from Ps.191.7 million (U.S.$24.3 million) in 1994, a decrease of 15.0%. This decrease in interest expense principally resulted from the retirement of high interest debt with the proceeds of the Company's U.S.$148.7 million global equity offering in June 1994. The decrease in integral financing costs was partially offset by the fact that net foreign exchange losses increased to a loss of Ps.662.5 million (U.S.$84.1 million) in 1995 from a loss of Ps.492.9 million (U.S.$62.5 million) in 1994, an increase of 34.4%, principally as a result of the Peso devaluation.

Equity Participation in Net Income (Loss) of Associated Companies

      Equity participation in net income (loss) of associated companies decreased substantially to a loss of Ps.36.8 million (U.S.$4.7 million) in 1995 from an income of Ps.2.9 million (U.S.$0.4 million) in 1994. This decline was primarily attributable to losses sustained by the Company's Ecuadorean affiliate as a result of the economic crisis experienced throughout Latin America in 1995.

Net Income (Loss)

      As a result of the factors described above, net loss increased 9.7% to Ps.722.7 million (U.S.$91.7 million) in 1995 from Ps.658.6 million (U.S.$83.6 million) in 1994.

Income Tax, Asset Tax and Employees' Profit Sharing

      The Company prepares its tax returns on a consolidated basis, thereby benefitting from the ability to offset losses incurred by certain subsidiaries against the gains of others within the consolidated group.

      Iusacell and its subsidiaries are subject to an alternative net asset tax which is levied on the average value of substantially all assets less certain liabilities. This tax, which was 2% in 1994 and 1.8% in 1995 and 1996, is required to be paid if the amount of the asset tax exceeds the computed income tax liability. The Company provided for Ps.30.5 million (U.S.$3.9 million), Ps.27.3 million (U.S.$3.5 million) and Ps.33.1 million (U.S.$4.2 million) of net asset taxes for 1994, 1995 and 1996, respectively. These taxes may be applied in subsequent years against income tax payments, to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, the Company paid no income taxes in 1994, 1995 and 1996 and paid the asset taxes specified above. See Note 12 to the Audited Consolidated Financial Statements for a discussion of the Company's tax loss.

      While Iusacell has no employees at the holding company level, the Company's subsidiaries are required under Mexican law to pay their employees, in addition to their required compensation and benefits, profit sharing in an aggregate amount equal to 10% of the taxable income of the relevant subsidiary (calculated without reference to inflation adjustments or amortization of tax loss carryforwards). In 1994, 1995 and 1996, statutory profit sharing totalled Ps.0.6 million (U.S.$0.1 million), Ps.2.0 million (U.S.$0.3 million) and Ps.0.3 million (U.S.$0.0 million), respectively. There was no statutory profit sharing in 1996.

Liquidity and Capital Resources

      Liquidity. Historically, the Company's liquidity has been provided by cash from operations, vendor financing and short-term and long-term borrowings. Total debt as of December 31, 1996 was Ps.1,319.7 million, a decrease of Ps.239.8 million, or 15.4%, compared to 1995. Substantially all of the Company's debt outstanding at December 31, 1996 was dollar-denominated and unhedged. As of December 31, 1996, the Company's bank debt consisted primarily of (i) U.S.$65.0 million under a credit agreement with the Chase Manhattan Bank, (ii) U.S.$47.1 million outstanding under three credit agreements with Banco Mexicano, S.A. for the purchase of equipment from Northern Telecom Corporation, (iii) U.S.$32.9 million under credit facilities granted by The Chase Manhattan Bank, N.A. and supported by an affiliate of Bell Atlantic and (iv) U.S.$45.7 million under four credit agreements granted by Banco Nacional de Mexico, S.A. ("Banamex") to two of the Company's subsidiaries.

      On February 18, 1997, as part of the transactions relating to the assumption of management control by Bell Atlantic, the U.S.$32.9 million credit facilities provided by an affiliate of Bell Atlantic was converted into approximately 47 million shares of the Company's Common Stock. Simultaneously, U.S.$37.2 million in loans from the Peralta Group was converted into approximately 53 million shares of the Company's Common Stock. These conversions resulted in Bell Atlantic owning 44.4% of the Company's voting shares and the Peralta Group owning 52.3% of the Company's voting shares. In addition, Bell Atlantic committed to provide the Company financing of up to U.S.$150.0 million in exchange for convertible subordinated debentures. See Notes 5 and 10 to the Audited Consolidated Financial Statements.

      The Company's operations are conducted through its direct and indirect subsidiaries. As a holding company, the Company has no independent operations and, therefore, is dependent on the cash flow of its subsidiaries to meet its obligations. The Company's subsidiaries operating in Regions 5 and 6 are currently parties to credit agreements that partially restrict their ability to pay dividends to the Company if certain financial ratios are not met. These two subsidiaries made up 23.3% and 30.9% of the Company's consolidated revenues and cash flow, respectively, in 1996.

      The Company's principal source of funds in 1996 was resources from operating activities. In 1996, the Company generated Ps.440.9 million, down from Ps.523.6 million in 1995, a 15.8% decrease. The 1996 decrease was largely due to
(i) a decrease in depreciation and amortization expense of Ps.66.1 million from 1995 reflecting a lower revaluation of assets due to lower inflation in 1996 as compared with 1995, (ii) a lower contribution from trade accounts payable resulting from stricter payment terms imposed by key suppliers and (iii) the reversal of taxes and other payables from a contribution to resources to a use.

      Resources used for financing activities were Ps.328.1 million in 1996, compared with Ps.201.7 million in resources provided by financing activities in 1995. In 1996 the Company repaid various long-term obligations, offset in part by a Ps.54.4 million increase in 1996 in notes payable.

      The Company's principal uses of funds in 1996 were for the repayment of debt and for investing activities. In 1996, the Company's investing activities used resources of Ps.52.8 million, reflecting a decline of 93.4% from Ps.799.8 million in 1995. Uses of investing activities were composed of capital expenditures requiring outlays of Ps.198.5 million in 1996, a decrease of Ps.244.2 million from Ps.442.7 million in 1995. As a result of the economic situation in Mexico, the Company reduced its capital expenditure program with outlays principally for expansion of the cellular network and the startup of long distance and paging.

      Capital Expenditures. The Company expects to have substantial capital expenditures to upgrade its network infrastructure, build out its cellular, long distance, local telephony and paging networks, redesign Iusacell-owned and operated customer service centers and support existing operations and new business opportunities. The degree and timing of capital expenditures will remain strongly dependent on the competitive environment and economic developments in Mexico, including inflation and exchange rates, as well as on the timing of regulatory actions and on the availability of suitable financing.

     The Company expects capital expenditures for 1997, 1998 and 1999 to total approximately U.S.$308 million, of which approximately U.S.$65 million will be invested during 1997. Approximately U.S.$235 million, or 75% of the total of U.S.$308 million, will be for the development of its wireless network, including the deployment of the CDMA digital network beginning in the first quarter of 1998 and ongoing upgrades to the network infrastructure that will support the Company's existing analog and planned digital networks. The balance of U.S.$73 million will be (i) invested in its long distance and other networks, (ii) used to redesign Iusacell-owned and operated customer service centers, (iii) used to fund certain non-network infrastructure, such as the prepay operating platform, an advanced fraud detection system and upgrades to its billing and other management information systems, and (iv) used for other corporate purposes.

      The Company expects to be able to fund future capital expenditures and meet its other obligations from funds from operations, borrowings under the Bell Atlantic U.S.$150 million convertible subordinated debenture commitment, foreign bank lines of credit and other financing facilities, such as trade financing, import-export bank financing and vendor financing. To the extent such financing is not available, the Company may have to scale back capital expenditures and expansion plans.

      The Company's principal amortization payments due on its existing indebtedness at December 31, 1996 total Ps.964.7 million (U.S.$122.4 million) in 1997, Ps.141.1 million (U.S.$17.9 million) in 1998, Ps.130.0 million (U.S.$16.5 million) in 1999 and Ps.2,179.1 million (U.S.$276.5 million) in 2000 and thereafter.

      Limitations on Financings. The Company is party to certain credit agreements which, directly or indirectly, restrict its ability to incur additional indebtedness. Pursuant to two credit agreements entered into with Banco Mexicano, S.A. for a total of U.S.$64.7 million, the Company agreed not to contract for loans, financing or guarantees, or make advances to third parties without first obtaining the consent of Banco Mexicano, S.A. Pursuant to two credit agreements which the Company's subsidiary Comcel entered into with Banamex for a total aggregate amount up to U.S.$24.5 million, Comcel agreed not to incur any additional long-term debt without Banamex's consent and not to incur short-term debt in excess of U.S.$2.0 million in the aggregate; and pursuant to three credit agreements which the Company's subsidiary Portacel entered into with Banamex for a total aggregate amount up to U.S.$35.0 million, Portacel agreed not to incur debt in excess of U.S.$2,500 per subscriber. Certain of the Company's and subsidiaries' credit agreements contain debt-coverage and leverage ratios. These restrictions may effect the Company's ability to access credit or refinance its existing indebtedness.

      Dividend Policy. The Company has not paid and currently has no plans to initiate dividend payments.

U.S. GAAP Reconciliation

      The principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company are the treatment of minority interest, deferred income taxes, deferred employee profit sharing and capitalized interest expense. See
Note 19 to the Audited Consolidated Financial Statements.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    Iusacell is currently managed by a 21-member Board of Directors (the "Board of Directors"). The Directors nominated by Bell Atlantic have the power under the bylaws to approve, without the affirmative vote of any other Directors, all resolutions of the Board of Directors. However, the New Shareholders Agreement grants the Peralta Group supermajority rights with respect to certain transactions. See "Control of Registrant."

    Pursuant to the New Shareholders Agreement, Mr. Lawrence T. Babbio, Jr., Vice Chairman of Bell Atlantic, automatically became the Chairman of the Board of Directors of Iusacell upon the death of Mr. Alejo Peralta, founder of Iusacell, on April 8, 1997. That position was reaffirmed at the annual shareholders' meeting of Iusacell on April 10, 1997.

    Generally, the Board of Directors is authorized to elect or appoint Iusacell's executive officers as well as officers of wholly owned subsidiaries and employees or agents of the Company. However, Mr. Babbio (or his successor as Chairman of the Board of Directors, as the case may be) has the power under the New Shareholders Agreement to appoint and dismiss the Chief Executive Officer, President, Director General, Chief Operating Officer and Director of the Cellular Division of Iusacell. Even if Bell Atlantic no longer has control of the Board of Directors, the Chief Financial Officer and the two principal officers responsible for strategic and network planning at Iusacell will continue to be nominated by Bell Atlantic, provided that Bell Atlantic maintains certain minimum ownership requirements.

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the current directors and principal executive officers of the Company:

           NAME                                                    AGE                          POSITION(S)
           -------------------------------------------------  -------------  -------------------------------------------------
           Lawrence T. Babbio, Jr...........................           52    Chairman of the Board of Directors and Series A
                                                                               Director
*          Thomas A. Bartlett...............................           39    President and Chief Executive Officer and Series
                                                                               B Director
           Fulvio V. del Valle..............................           47    Director General
*          Edward R. Kingman, Jr............................           49    Executive Vice President and Chief Operating
                                                                               Officer and Series L Director
*          Howard F. Zuckerman..............................           53    Vice President--Finance and Audit and Chief
                                                                               Financial Officer and Series B Director
           Carlos Peralta Quintero..........................           45    Series A Director
           Luis Felipe Gonzalez Munoz.......................           42    Series A Director
           William O. Albertini.............................           53    Series A Director
           Dennis C. Strigl.................................           51    Series A Director
           Manuel Somoza Alonso.............................           50    Series A Director
           Jose Ramon Elizondo Anaya........................           43    Series A Director
           Rodolfo Garcia Muriel............................           52    Series A Director
           Gabriel Alarcon Velazquez........................           60    Series A Director
           Eduardo Rihan Azar...............................           75    Series A Director
           Thomas R. McKeough...............................           50    Series B Director
*          Noah S. Asher....................................           35    Vice President--Administration and Series B
                                                                               Director
*          Ruben G. Perlmutter..............................           39    Vice President--Mergers and Acquisitions and
                                                                               General Counsel and Series B Director
           Mack E. Treece...................................           38    Series B Director
           Robert Van Brunt.................................           43    Series B Director
           Fernando de Ovando...............................           45    Series B Director
           Javier Martinez del Campo Lanz...................           38    Series B Director
           Ernesto Canales Santos...........................           56    Series D Director

------------------------
(*) Indicates an employee of Bell Atlantic who is currently serving as an officer of Iusacell pursuant to consulting or secondment arrangements.

    LAWRENCE T. BABBIO, JR. has been a member of the Board of Directors of Iusacell since November 1993, became Vice Chairman of the Board in February 1994 and, upon the death of Alejo Peralta y Diaz Ceballos on April 8, 1997, became Chairman of the Board. Since 1966, Mr. Babbio has served in a variety of capacities with affiliates of Bell Atlantic and its predecessors. In January 1995, he was elected vice chairman of Bell Atlantic. From May 1994 to January 1995, he served as executive vice president and chief operating officer of Bell Atlantic. From February 1991 to May 1994 he served as chairman, president and chief executive officer of Bell Atlantic Enterprises International, Inc. Prior to that, he served as president of Bell Atlantic Mobile Systems, Inc., a position he had held since November 1990. He currently serves on the board of directors of Bell Atlantic and Compaq Computer Corporation. Mr. Babbio holds an undergraduate degree in electrical engineering from Stevens Institute of Technology and received an M.B.A. from New York University.

    CARLOS PERALTA QUINTERO has been a member of the Board of Directors of Iusacell since October 1992 and served as Vice Chairman of the Company from October 1992 to February 1997. He also currently serves as vice chairman of Grupo Industrial IUSA, S.A. de C.V. Mr. Peralta founded the Mexican Association of Non-Wireline Cellular Telephone Licensees, is a member of the board of directors of the Cellular Telephone Industry Association and was actively involved in the formation, and is currently honorary chairman of, the Asociacion Latinoamericana de Telefonia Celular, A.C. Mr. Peralta is also a member of the boards of directors of Cambridge Lee Industries Ltd. and Alper Holdings Ltd.

    THOMAS A. BARTLETT has been a member of the Board of Directors of Iusacell since September 1995 and President and Chief Executive Officer of the Company since February 1997. Since 1983, Mr. Bartlett has served in a variety of capacities with affiliates of Bell Atlantic. In August 1995, he was appointed president of Bell Atlantic's international wireless operations. For more than three years prior thereto, Mr. Bartlett served in several capacities with Bell Atlantic Mobile Systems, Inc. and Bell Atlantic NYNEX Mobile: as president of the New England and Upstate New York region for Bell Atlantic NYNEX Mobile in July and August 1995, as regional vice president for the Philadelphia Tri-State region for Bell Atlantic Mobile Systems, Inc. from May 1992 through June 1995, and as vice president for business development for Bell Atlantic Mobile Systems, Inc. from July 1991 to May 1992. From December 1988 to July 1991, Mr. Bartlett served as chief financial officer of Bell Atlantic Business Systems Services, Inc. Mr. Bartlett holds an industrial engineering degree from Lehigh University and an M.B.A. from Rutgers University.

    FULVIO V. DEL VALLE has been the Director General of Iusacell since June 1997. From August 1996 until June 1997, Mr. del Valle served as managing director of the non-wireline cellular companies in Regions 3 (Norcel) and 4 (CedeTel). For more than 20 years prior thereto, Mr. del Valle served in senior Latin America region executive positions for several multinational corporations. Mr. del Valle was employed by AMP Inc., as regional director, Latin America, from January 1996 through July 1996 and as managing director, Mexico from August 1992 until January 1996. From September 1986 until July 1992, Mr. del Valle served as Regional Director for South America, Electronics Division for DuPont Latin America Corp. and from March 1980 through August 1986, he served as general manager, Latin American North Region for National Semiconductor Corp. Mr. del Valle holds an undergraduate degree in electrical engineering from the Instituto Politecnico Nacional of Mexico and a master's degree in physics from Virginia Polytechnic Institute.

    GABRIEL ALARCON VELAZQUEZ has been a member of the Board of Directors of Iusacell since November 1993. He is currently president and chief executive officer of the Mexican newspaper EL HERALDO DE MEXICO, Grupo Alarcon, S.A. de C.V. and Cadena Real, S.A. de C.V. He is also currently on the board of directors of Grupo Financiero Bancomer, S.A. de C.V. and Grupo Financiero Interacciones, S.A. de C.V. Mr. Alarcon was chief executive officer of Portacel from 1989 to 1993. Mr. Alarcon holds a degree in business administration from Instituto Tecnologico Autonomo de Mexico.

    WILLIAM O. ALBERTINI has been a member of the Board of Directors of Iusacell since November 1993. Since 1967, Mr. Albertini has served in a variety of capacities with affiliates of Bell Atlantic and its predecessors. Mr. Albertini has served as executive vice president of Bell Atlantic since February 1995 and as chief financial officer of Bell Atlantic since February 1991. From February 1991 until February 1995, he served as vice president of Bell Atlantic. He currently serves on the board of directors of Bell Atlantic, American Water Works Company, Inc. and Compass Capital Funds. Mr. Albertini holds an undergraduate degree from the University of Notre Dame, an M.B.A. from Lehigh University and a master's degree from the Massachusetts Institute of Technology.

    NOAH S. ASHER has been Vice President--Administration of Iusacell and a member of the Board of Directors of Iusacell since February 1997. Mr. Asher has served in two capacities for Bell Atlantic International Wireless since March 1995--as vice president of Latin American operations from September 1996 until February 1997 and as chief financial officer from March 1995 until September 1996. For more than four years prior thereto, Mr. Asher worked in a variety of financial management capacities for Scott Paper Company, including more than two years as the financial manager of Grupo Crisoba, S.A. de C.V., a Scott Paper Company joint venture based in Mexico City, and eighteen months in Brussels, Belgium as manager of European treasury. From September 1984 until May 1987, Mr. Asher was employed as an auditor by Coopers & Lybrand. Mr. Asher is a Certified Public Accountant. Mr. Asher holds an undergraduate degree in economics and a masters degree in international relations from the University of Pennsylvania and an M.B.A. from the Wharton School of Business.

    ERNESTO CANALES SANTOS has been a member of the Board of Directors of Iusacell since November 1993. Mr. Canales is a founding partner of Canales y Rios Zertuche, S.C., a law firm formed in 1988. Previously, he was chief legal counsel of Grupo Industrial Alfa, S.A. de C.V., from 1974 to 1986. Mr. Canales is a member of the boards of directors of Grupo Financiero Banamex/Accival, S.A. de C.V., Industrias AXA, S.A. de C.V., Grupo Financiero InverMexico, S.A. de C.V., Grupo Financiero Promex-Finamex, S.A. de C.V., and Banco del Atlantico. Mr. Canales is also a commissioner of Telecab, S.A. de C.V., and a member of the Patronato del Museo de Historia Mexicana. Mr. Canales holds a law degree from Escuela Libre de Derecho and a master's degree in comparative law from Columbia University.

    FERNANDO DE OVANDO has been a member of the Board of Directors of Iusacell since February 1997 and was the Secretary of the Company from November 1993 until February 1997. Mr. de Ovando has been a partner in the law firm of De Ovando y Martinez del Campo, S.C. and its predecessors since 1984. Mr. de Ovando serves on the board of directors of Grupo Financiero Inverlat, S.A. de C.V. and Q.B. Industrias, S.A. de C.V., and is a member of the boards of directors and/or secretary of several other private Mexican corporations and Mexican subsidiaries of foreign corporations. Mr. de Ovando holds a law degree from the Universidad Anahuac and an LL.M. degree from the University of Toronto.

    JOSE RAMON ELIZONDO ANAYA has been a member of the Board of Directors of Iusacell since February 1997. Since June 1991, Mr. Elizondo has served as chairman of the board and chief executive officer of Union de Capitales, S.A. de C.V. (UNICA), a capital investment fund. For more than ten years prior thereto, Mr. Elizondo was a manager of Operadora de Bolsa, Casa de Bolsa, including managing director of the investment banking department and president of its investment banking committee and managing director of the mergers and acquisitions and corporate finance departments. Mr. Elizondo is a member of the boards of directors of Ekco, S.A., Banca Quadrom, S.A. de C.V., Grupo Embotelladoras, S.A. de C.V., Grupo Financiero BanCrecer, S.A., Grupo Marti, S.A., Q Tel, S.A. de C.V., TV Azteca, S.A. de C.V.. as well as the companies in which UNICA has invested. Mr. Elizondo holds an undergraduate public accounting degree from Universidad LaSalle and received an M.B.A. from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

    RODOLFO GARCIA MURIEL was an alternate member of the Board of Directors of the Company from November 1993 to May 1994 and became a Director in May 1994. He is currently general director of Compania Industrial de Parras, S.A. de C.V. Mr. Garcia Muriel has been a member of the boards of directors of Cementos Mexicanos, S.A. de C.V., Cementos Maya, S.A., Cementos Tolteca, S.A. de C.V., and Grupo Financiero InverMexico, S.A. de C.V. He also served as chairman of the boards of directors of Corporacion Industrial Mexico Francia, Fondo de Optimacion de Capitales, Consejo Regional Metropolitano de Banco Mexicano, Parras Cone de Mexico, S.A. de C.V. and Lavapar, S.A. de C.V., and is currently the vice president of the National Chamber of the Textile Industry (Canaitex).

    LUIS FELIPE GONZALEZ MUNOZ has been a member of the Board of Directors of Iusacell since April 1997 and between May 1994 and December 1996; between December 1996 and April 1997, Mr. Gonzalez was an alternate member of the Board of Directors. Mr. Gonzalez is a member of the Finance and Audit Committee. Mr. Gonzalez has served as chief financial officer of Industrias Unidas, S.A. de C.V. since November 1993. For more than ten years prior thereto, Mr. Gonzalez was employed by Vitrocrisa, S.A. de C.V. and its affiliates, including as director of administration, finance and human resources from September 1990 until July 1993, and as director of administration and finance from February 1988 to September 1990. Mr. Gonzalez is a member of the board of directors of Grupo Industrial Iusa, S.A. de C.V., Propulsora de Negocios, S.A. de C.V., Cambridge Lee Industries Inc. and Hilpar, S.A. de C.V. Mr. Gonzalez holds an undergraduate business administration degree and M.B.A. from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

    EDWARD R. KINGMAN, JR. has been Executive Vice President and Chief Operating Officer of Iusacell since February 1997 and a member of the Board of Directors of Iusacell since April 1997. Prior thereto, between December 1993 and February 1997, he served as Senior Vice President, Chief Financial Officer and Treasurer of Iusacell, and was an alternate member of the Board of Directors from April 1995 until April 1997. Previously, Mr. Kingman served as vice president of finance at Bell Atlantic Network Services, Inc., executive director of finance for Bell Atlantic Network Services, Inc., principal financial executive, treasurer and controller for Bell Atlantic--Washington, D.C. (formerly The Chesapeake and Potomac Telephone Company) and treasurer of each of Bell Atlantic--Maryland (formerly The Chesapeake and Potomac Telephone Company of Maryland), Bell Atlantic--Virginia (formerly The Chesapeake and Potomac Telephone Company of Virginia) and Bell Atlantic--West Virginia (formerly The Chesapeake and Potomac Telephone Company of West Virginia). Mr. Kingman holds an undergraduate degree in communications from the American University. Mr. Kingman's post-graduate training includes an M.B.A. from the American University and he has advanced post-graduate training in finance from Harvard University and the University of Pennsylvania.

    JAVIER MARTINEZ DEL CAMPO LANZ has been a member of the Board of Directors of Iusacell since February 1997. Mr. Martinez del Campo has been a partner in the law firm of De Ovando y Martinez del Campo, S.C. and its predecessors since 1984. Mr. Martinez del Campo serves on the board of directors of Grupo Gigante, S.A. de C.V. and is a member of the boards of directors or secretary of several other Mexican subsidiaries of foreign corporations. Mr. Martinez del Campo holds a law degree from the Universidad Anahuac and a masters degree in comparative law from the University of San Diego.

    THOMAS R. MCKEOUGH has been a member of the Board of Directors of Iusacell since June 1994. Since 1984, Mr. McKeough has been a member of the legal department of Bell Atlantic and its affiliates, with principal responsibilities for mergers and acquisitions and for the legal affairs of Bell Atlantic Enterprises International, Inc. for more than five years. In December 1994, Mr. McKeough was elected vice president--mergers and acquisitions and associate general counsel of Bell Atlantic. Prior thereto, from December 1992 to December 1994, Mr. McKeough served as assistant general counsel of Bell Atlantic, and from November 1988 to December 1992 as general attorney, mergers and acquisitions and enterprises. Mr. McKeough holds an undergraduate degree from Providence College and a law degree from the University of Pennsylvania Law School.

    RUBEN G. PERLMUTTER has served as Vice President, Mergers & Acquisitions and General Counsel and a member of the Board of Directors of Iusacell since February 1997. From November 1993 through February 1997, Mr. Perlmutter was employed as an attorney by Bell Atlantic Network Services, Inc. For more than four years prior thereto, Mr. Perlmutter was a corporate associate at Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, a New York law firm. Mr. Perlmutter holds degrees from Harvard College and Harvard Law School.

    EDUARDO RIHAN AZAR was an alternate member of the Board of Directors from November 1993 to May 1994 and has been a member of the Board of Directors of Iusacell since May 1994. Mr. Rihan is president of Acco Mexicana, S.A. de C.V., Wearever de Mexico, S.A. de C.V., Mex-Internacional, S.A. de C.V., Inmobiliaria Chihuahua, S.A. de C.V. and Promotora de Maquiladoras DNC, S.A. de C.V. Mr. Rihan serves as a member of the board of directors of Baja del Mar, S.A. de C.V., Grupo Iusa, S.A. de C.V. and Desarrollo Industrial de Tijuana, S.A. de C.V. Mr. Rihan attended the University of Southern California where he studied chemical engineering.

    MANUEL SOMOZA ALONSO has been a member of the Board of Directors of Iusacell since February 1997. Since 1966, Mr. Somoza has served in a variety of capacities within the banking and brokerage industries. Since April 1996, Mr. Somoza has served as chairman of the board of directors of Somoza, Cortina y Asociados, Casa de Bolsa and, since December 1996, as chairman of the board of directors of Grupo Financiero BanCrecer, S.A. Prior thereto, from November 1991 through June 1995, Mr. Somoza served as director general of Grupo Financiero Invermexico, S.A. de C.V. and, from April through June 1995, as director general of Banco Mexicano. Mr. Somoza serves on the board of directors of Bolsa Mexicana de Valores, S.A. de C.V., Corporacion Industrial San Luis, S.A. de C.V. and Mexicana de Inversiones Femac, S.A. de C.V. Mr. Somoza holds an undergraduate degree in economics from Universidad Anahuac and received an M.B.A. from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

    DENNIS F. STRIGL has been a member of the Board of Directors of Iusacell since April 1997 and was a member of the Board of Directors between November 1993 and September 1995. Mr. Strigl has served as president and chief executive officer of Bell Atlantic Mobile Systems, Inc. and Bell Atlantic NYNEX Mobile since 1991. Prior thereto, Mr. Strigl was vice president for operations and chief operating officer of Bell Atlantic New Jersey, Inc. (formerly New Jersey Bell Telephone Company) and served on its board of directors. Between 1984 and 1989, Mr. Strigl served in a variety of capacities for Ameritech Corporation. Mr. Strigl holds an undergraduate degree in business administration from Canisius College and an M.B.A. from Fairleigh Dickinson University.

    MACK E. TREECE has been a member of the Board of Directors of Iusacell since February 1997. Since 1985, Mr. Treece has served in a variety of finance and treasury capacities with affiliates of Bell Atlantic. In September 1996, he was appointed chief financial officer of Bell Atlantic's international wireless operations. Prior thereto, Mr. Treece served as chief financial officer of Eurotel Praha, S.R.D. and Eurotel Bratislava, S.R.D. between July 1993 and September 1996, as managing director of Bell Atlantic Financial Services International, B.V. from July 1992 until July 1993, as director of financing for Bell Atlantic Financial Services International from January 1990 until July 1992, and as the manager for the debt portfolio of Bell Atlantic Financial Services, Inc. from 1987 until January 1990. Mr. Treece received an undergraduate degree in commerce with a concentration in finance and marketing from the University of Virginia and an M.B.A. from Widener University.

    ROBERT VAN BRUNT has been a member of the Board of Directors of Iusacell since February 1997. Since December 1984, Mr. Van Brunt has served in a variety of business development, planning and financial analysis capacities with affiliates of Bell Atlantic. In January 1996, Mr. Van Brunt was appointed vice president, investments for Bell Atlantic's international wireless operations. Prior thereto, between November 1993 and December 1995, Mr. Van Brunt served as vice president, wireless operations and investments for Bell Atlantic International, Inc. and its Bell Atlantic's international wireless operations. Between October 1989 and November 1993, Mr. Van Brunt served as vice president, business development for Bell Atlantic Mobile Systems, Inc. From 1975 to 1984, Mr. Van Brunt was employed as an accountant and auditor by Deloitte, Haskins & Sells. Mr. Van Brunt received an undergraduate degree in commerce, with a concentration in accounting, from Rider University.

    HOWARD F. ZUCKERMAN has been Vice President and Chief Financial Officer of Iusacell since February 1997 and a member of the Board of Directors of Iusacell since April 1997. Since March 1984, Mr. Zuckerman has served in a variety of financial management positions with affiliates of Bell Atlantic. In May 1993, he was appointed vice president, finance of the carrier services division (serving the United States interexchange carrier market) of Bell Atlantic Network Services, Inc., the service company for Bell Atlantic's regulated operations. For more than nine years prior thereto, Mr. Zuckerman had served in a variety of executive capacities with Bell Atlantic Enterprises International, Inc. and related affiliates of the unregulated businesses of Bell Atlantic, including chief financial officer of Bell Atlantic Investment Development Corporation from 1988 to 1992 and director of accounting of Bell Atlantic Enterprises, Inc. From 1975 to 1983, Mr. Zuckerman held financial management positions with Squibb Corporation, a diversified pharmaceutical company based in the United States, and was appointed an Assistant Corporate Controller in July 1982. From 1970 to 1975, Mr. Zuckerman was employed by the audit division of the New York office of Arthur Andersen & Co. Mr. Zuckerman is a Certified Public Accountant in New York and New Jersey. He holds an economics degree from Cornell University and an M.B.A. from the University of Chicago.

ALTERNATE DIRECTORS

    The Company's bylaws authorize Alternate Directors to serve on the Board of Directors in place of Directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. The Series A Alternate Directors are Marco Antonio de la Torre Barranco, Gabriel Alarcon Brockmann, Victor Barreiro Cortes, Antonio Cortina Icaza, Carlos Garcia Muriel, Ignacio Gomez Morin, Roberto Legriba Castilla, Alejandro Portilla Garceran, Manuel Romano M. and Pedro Santamarina N. The Series B Alternate Directors are Katherine A. Dunne, Jose Estandia F., Teresa Gomez Fernandez del Castillo, Silvia Malagon Soberanes, Armando Olivares, Pilar Olmedo Martell, and Xavier Sanchez Gavito. The Series D Alternate Director is Francisco Jose Flores Melendez. The Series L Alternate Director is David A. Riffelmacher.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Company has established Executive, Finance and Audit, Human Resources and Compensation, and Strategic Planning and Technology Committees of the Board of Directors. All decisions of these committees require a majority vote of their members, including the favorable vote of at least one member appointed by each of the Series A and Series B shareholders, except for decisions on matters over which the New Shareholders Agreement provides for a supermajority vote. See "Control of Registrant."

    The Executive Committee, an administrative and decision-making body of the Board of Directors, may act for the Board of Directors except where Mexican law requires action of the Board of Directors. The members of the Executive Committee are Messrs. Albertini, Asher, Babbio, Bartlett, Canales, McKeough, Peralta and Strigl. The Finance and Audit Committee recommends the Company's independent public accountants, reviews Iusacell's annual consolidated financial statements, provides oversight of Iusacell's auditing, accounting, financial reporting and internal control functions, and reviews with management and the Company's independent public accountants the plans and results of the auditing function. The members of the Finance and Audit Committee are Messrs. Albertini, Bartlett, Canales, Gonzalez, McKeough and Treece. The Human Resources and Compensation Committee reviews, evaluates and makes recommendations to the Board of Directors regarding Iusacell's executive compensation standards and practices, including salaries, bonus distributions, grants under the Stock Purchase Plan (as defined) and deferred compensation arrangements. The members of the Human Resources and Compensation Committee are Messrs. Asher, Bartlett, McKeough and Rihan. The Strategic Planning and Technology Committee reviews and advises management with respect to long-term business goals, strategies and resource allocations, and monitors and assesses the Company's technology strategies, policies and investments. The members of the Strategic Planning and Technology Committee are Messrs. Babbio, Bartlett, Peralta and Strigl.

COMPENSATION

    The aggregate amount of compensation paid by the Company during the year ended December 31, 1996 to all directors and executive officers as a group was Ps. 32.8 million (U.S.$4.1 million). As part of its general compensation policy, the Company conducts periodic reviews of its management and employees to determine bonus compensation.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

      The aggregate amount of compensation paid by the Company during the year ended December 31, 1996 to all directors and executive officers as a group was Ps.32.8 (U.S.$4.1 million) million. As part of its general compensation policy, the Company conducts periodic reviews of its management and employees to determine bonus compensation.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

      In March 1997, Iusacell adopted an executive employee stock purchase plan (the "Stock Purchase Plan") in order to help retain key executives and better align their interests with those of the Company. The Stock Purchase Plan is administered by a management trust with the assistance of the trust division of Bancrecer, S.A. Under the Stock Purchase Plan, the technical committee of the management trust (the "Technical Committee"), which is composed of certain executive officers of the Company, determines the executive employees to whom Series L Shares of Iusacell will be offered for purchase under the Stock Purchase Plan. The Technical Committee determines the number of Series L Shares to be offered for purchase to such executive employees, the purchase price per share for such purchase rights (which will be the closing price for the Series L Shares on the Mexican Stock Exchange on the business day selected by the Technical Committee as the date of sale), the vesting schedule for such purchase rights, the payment terms and all other terms and conditions therefor. The number of Series L Shares that may be granted under the Stock Purchase Plan cannot exceed 4.9% of the aggregate number of issued and outstanding Iusacell shares.

      In December 1996, the shareholders of Iusacell approved the issuance of 7,812,500 Series L Shares for sale under the Stock Purchase Plan. In March and June 1997, the Human Resources and Compensation Committee and, in April and June 1997, the Technical Committee of the Company's Board of Directors granted purchase rights with respect to a total of 7,013,253 Series L Shares to 40 executive employees at a purchase price of Ps.8.48 per Series L Share in April 1997 and 13.82 Pesos per Series L Share in June 1997. All such purchase rights vest either in three equal annual installments commencing on April 17, 1998 or June 6, 1998, or in a lump sum on April 17, 1999 or June 6, 1999.

      As of June 23, 1997, purchase rights with respect to 6,865,397 Series L Shares were outstanding, and purchase rights with respect to 147,856 Series L Shares had been forfeited.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

General Policy

      The Company adopted a policy on transactions with related parties in November 1993 in connection with the acquisition by Bell Atlantic of its holdings in the Company. This policy provides that the Company will not, and will not permit any of its subsidiaries to, enter into any contract or transaction with or for the benefit of any of their affiliates (other than transactions with, between or among wholly owned subsidiaries), including any member of the Peralta Group and Bell Atlantic and its subsidiaries, which is not at a price and on other terms at least as favorable to the Company or the subsidiary as those which could be obtained on an arm's-length basis from an unaffiliated third party. Because certain of the transactions described below were effected before adoption of this policy, certain of these transactions were not necessarily effected on an arm's-length basis.

Bell Atlantic Facility

      Bell Atlantic and the Company will enter into a debenture purchase agreement (the "Bell Atlantic Facility") whereby Bell Atlantic will reaffirm ite commitment under the 1996 Share Conversion Agreement to purchase an aggregate principal amount of up to U.S.$150.0 million of convertible subordinated debentures of Iusacell (the "Debentures"). Any Debentures issued under the Bell Atlantic Facility will mature on December 31, 1999, and will bear interest at an annual rate equal to six-month LIBOR plus 500 basis points, payable semi-annually each year in cash or by issuance of additional Debentures, at the option of Bell Atlantic, subject to the terms of the Subordination Agreement (as defined) described below.

      The principal amount of the Debentures will be convertible at any time prior to maturity into Series A shares of the Company at a conversion price of U.S.$0.70 per share. Any Debentures issued in lieu of cash interest will be convertible at any time prior to maturity into Series A shares at a conversion price equal to the average closing price on the New York Stock Exchange of the American Depository Receipts evidencing Series D American Depository Shares and Series L American Depository Shares of the Company over 10 trading days immediately preceding such interest payment date. The Debentures will be transferable only to affiliates of Bell Atlantic, subject to certain exceptions to be agreed upon.

      Bell Atlantic has agreed to enter into a subordination agreement (the "Subordination Agreement") with The Chase Manhattan Bank, as administrative agent under a U.S.$150.0 million five year senior secured term loan facility and a U.S.$100.0 million five year senior secured revolving credit facility (collectively, the "Chase Credit Facility"), and the Trustee, on behalf of the holders of certain Senior Notes that the Company intends to issue (the "Notes"). The Subordination Agreement will provide that no payments of principal, cash interest or other amounts may be made with respect to the Debentures if a default or event of default has occurred and is continuing under the Chase Credit Facility or the Indenture relating to the Notes (the "Indenture"). In addition, the Subordination Agreement will also prohibit the payment of principal, cash interest or other amounts (except for certain withholding taxes) except to the extent permitted under certain covenants.
The Credit Agreement will contain a similar prohibition on such payments. Breaches of the Subordination Agreement by Bell Atlantic will constitute a default under the Chase Credit Facility and the Indenture.

      Iusacell intends to satisfy its future funding needs with borrowings under the Chase Credit Facility and from other independent sources such as additional bank debt, export credit agency financing and vendor financing. If such financing is not available, the Company intends to borrow under the Bell Atlantic Facility. Iusacell may also use the Bell Atlantic Facility to cover any short-term funding deficiencies. Because Bell Atlantic controls Iusacell, there can be no assurance, however, that Iusacell will be permitted to borrow under the Bell Atlantic Facility. The Indenture permits the Company to borrow up to an aggregate amount of U.S.$12 million under the Bell Atlantic Facility for purposes of funding Iusacell's local 450 MHz wireless subsidiary. Any Debentures issued in connection with such borrowings must be promptly converted. In the Subordination Agreement, Bell Atlantic will covenant not to cause or permit the termination of the Bell Atlantic Facility. During the first and second quarters of 1997, Bell Atlantic provided an aggregate amount of U.S.$25.0 million in Bell Atlantic New Zealand Holdings, Inc. ("BANZHI") Loans, which are either being repaid with certain of the proceeds from the Credit Chase Facility, the Notes or will be refinanced by Debentures issued under the Bell Atlantic Facility and converted into Series A shares of Iusacell.

Specific Transactions

    Iusacell and certain subsidiaries of Bell Atlantic have entered into a series of consulting and secondment agreements pursuant to which Bell Atlantic has agreed, for an indefinite term, to provide Iusacell with management, technical, marketing, legal and other consulting services and certain seconded employees. Seconded employees generally agree to expatriate assignments of two to three years duration, with such employees' salaries being paid by Bell Atlantic and reimbursed by the Company. Bell Atlantic charges the Company for the provision of consulting services at cost. With respect to consulting services rendered in the 1996 fiscal year, Iusacell has been invoiced by Bell Atlantic for a total of U.S.$3.6 million, which amount includes a fixed management consulting fee of U.S.$1.1 million for the services of certain senior Bell Atlantic officials, U.S.$1.5 million in reimbursement of the actual cost of seconded employees and U.S.$1.1 million in respect of other consulting services. As part of the 1996 Share Conversion Agreement, consulting services for 1997 after the close of business on February 18, 1997 and for subsequent years will not include a fixed management consulting fee for the services provided by certain senior Bell Atlantic officials. With respect to consulting services rendered in the first quarter of 1997, Iusacell has been invoiced by Bell Atlantic for a total of U.S.$0.7 million in respect of consulting services and U.S.$0.7 million for reimbursement of the actual cost of seconded employees.

    Pursuant to the 1996 Share Conversion Agreement, in February 1997, Fiusa Pasteje, S.A. de C.V., a member of the Peralta Group ("FIUSA"), and Bell Atlantic International Inc. ("BAII"), an affiliate of Bell Atlantic, converted U.S.$37.2 million and U.S.$32.9 million of Iusacell indebtedness, respectively, into Series A Shares and Series D Shares at a conversion price of U.S.$0.70 per share. The indebtedness converted by FIUSA represented indebtedness acquired by FIUSA from Merrill Lynch International Bank Limited, Merchant Bank in August 1996 (plus accrued interest thereon) and U.S.$6 million in loans made to Iusacell by FIUSA in December 1996 and January 1997 at an annual interest rate of LIBOR plus 500 basis points (plus accrued interest thereon). FIUSA received 4,390,619 Series A Shares and 48,754,000 Series D Shares upon such conversion. The indebtedness converted by BAII represented indebtedness acquired by BAII from Chase in February 1997 and U.S.$6 million in loans made to Iusacell by BAII in January and February 1997 at an annual interest rate of LIBOR plus 500 basis points (plus accrued interest thereon). BAII received 47,017,491 Series A Shares upon such conversion. See "Control of Registrant."

    Desarrollo de Sistemas de Seguridad Privada, S.A. de C.V. ("Desarrollo"), a member of the Peralta Group, and Sistecel S.A. de C.V., a wholly owned subsidiary of the Company, entered into a Services Agreement dated January 2, 1996 pursuant to which Desarrollo provided security and secretarial services for Mr. Peralta. The total amount charged by Desarrollo to Iusacell in 1996 was approximately U.S.$400,000. As part of the 1996 Share Conversion Agreement, this arrangement was terminated effective at the close of business on February 18, 1997.

    Inmobiliaria Montes Urales 460, S.A. de C.V., a subsidiary of the Company, leases office space to Servicios Corporativos IUSA, S.A. de C.V. ("Servicios"), a member of the Peralta Group pursuant to one-year leases which are re-priced on January 1 of each year. Currently, payments under the lease equal U.S.$15,347 per month. In addition, Servicios has agreed to pay Iusacell Ps.0.7 million for the purchase of certain vehicles for Mr. Carlos Peralta.

    The Peralta Group owns Fraccionadora y Constructora Mexicana, S.A. de C.V. ("Fracomex"), a company engaged in real estate investment and management that has entered into lease agreements with certain subsidiaries of the Company. The total amount paid by Iusacell to Fracomex per month is approximately U.S.$27,000 (such amount being based upon the market rate for such services). In 1996 these payments totalled approximately U.S.$320,000.

    In 1996, Inmobiliaria Reforma Lomas Altas, S.A. de C.V., a company controlled by the Peralta Group, acquired certain office space from a subsidiary of Iusacell for approximately Ps. 16.4 million.

    Industrias Unidas, S.A. de C.V. ("IUSA"), a company controlled by the Peralta Group, leases land, buildings, houses and a warehouse to Iusacell at IUSA's industrial complex in Pasteje. In addition, IUSA has agreed to sell to Iusacell equipment to provide energy and air conditioning services to the leased buildings. Iusacell pays IUSA approximately U.S.$26,600 per month for the foregoing leases and paid Ps. 1.6 million for the purchased equipment. In addition, Iusatelecomunicaciones, a subsidiary of the Company, has agreed to pay to IUSA approximately Ps. 32,200 for reimbursement of payroll and related expenses for workers providing technical service in Pasteje. In turn, IUSA has agreed to pay Iusacell for cellular telephone services provided in the operations of automatic teller machines installed at Pasteje, at cost plus 10%.

    Iusacell owns 68.3% of Cellular Solutions de Mexico, S.A. de C.V. ("Cellular Solutions"), a company involved in the sale of cellular accessories. Mr. Marco Antonio de la Torre Barranco, an alternate director of the Company, owns the remaining 31.7% of Cellular Solutions. Iusacell and Mr. de la Torre own 70% and 15%, respectively, of Rentacell, S.A. de C.V., a company engaged in the Mexican cellular telephone rental business. Iusacell owns 75% of Promotora Celular, S.A. de C.V. ("Promotora"), a company involved in distributing cellular services for Iusacell. Mr. de la Torre owns 10% of Promotora.

    Mr. Marco Antonio Mestre Cardenas, an Alternate Director of Iusacell until December 1996, is the controlling shareholder of Administracion de Riesgos, Agente de Seguros S.A., a company which provides insurance brokerage services for Iusacell.

    Iusacell and Jose Ramon Elizondo Anaya, a Director of the Company, have organized Punto-a-Punto Iusacell, S.A. de C.V. to participate in the auctions for microwave frequencies scheduled to be held in July 1997. Iusacell owns 94.9% of the economic interest and 49% of the voting shares of this company; Mr. Elizondo owns 51% of the voting shares thereof.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

      Not applicable.

                                    PART III

ITEM 15. DEFAULT UPON SENIOR SECURITIES

      Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

      Not applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

      The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

      See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

                                                                                                 Page
                                                                                                 ----
      (a) Index to Financial Statements...........................................................F-1

Report of Independent Auditors
      Grupo Iusacell, S.A. de C.V. and Subsidiaries--Year Ended December 31, 1996 and 1995........F-2
      Grupo Iusacell, S.A. de C.V. and Subsidiaries--Years Ended December 31, 1994................F-3
      SOS Telecomunicaciones, S.A. de C.V.--Year Ended December 31, 1994..........................F-4
      Comunicaciones Celulares de Occidente, S.A. de C.V.--Years Ended December 31, 1994..........F-5

  Consolidated Balance Sheets--December 31, 1996 and 1995.........................................F-6
  Consolidated Statements of Operations--Fiscal Years Ended December 31, 1996, 1995, and
  1994............................................................................................F-7
  Consolidated Statements of Changes in Stockholders' Equity--Fiscal Years Ended December
  31, 1996, 1995 and 1994.........................................................................F-8
  Consolidated Statements of Changes in Financial Position--Fiscal Years Ended December
  31, 1996, 1995 and 1994.........................................................................F-9

  Notes to the Consolidated Financial Statements.................................................F-10

  Reports of Independent Auditors on Financial Statement Schedules
      Grupo Iusacell, S.A. de C.V. and Subsidiaries--Year Ended December 31, 1996 and 1995........S-1
      Grupo Iusacell, S.A. de C.V. and Subsidiaries--Years Ended December 31, 1994................S-2
      SOS Telecomunicaciones, S.A. de C.V.--Year Ended December 31, 1994..........................S-3
      Comunicaciones Celulares de Occidente, S.A. de C.V.--Years Ended December 31, 1994..........S-4

Financial Statement Schedules

       Schedule II--Valuation and Qualifying Accounts.............................................S-5

      (b) List of Exhibits

            ByLaws of the Company, as amended..............................................Exhibit A

            1996 Share Conversion Agreement dated December 27, 1996.........................Exhibit B

            Amended and Restated Shareholders Agreement dated February 18, 1997.............Exhibit C

            Long-distance Concession .......................................................Exhibit D

            Chase Manhattan Bank, N.A. credit agreement dated February 16, 1996, as amended ..................................................................Exhibit E

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GRUPO IUSACELL, S.A. de C.V.


                                             By: /s/ Thomas A. Bartlett
                                                 --------------------------
                                                 Thomas A. Bartlett
                                                 Chief Executive Officer

Date: June 9, 1997

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                            Pages
Consolidated Financial Statements of Grupo Iusacell, S.A. de C.V. and Subsidiaries

  Reports of Independent Auditors
      Grupo Iusacell, S.A. de C.V. and Subsidiaries--Year Ended December 31, 1996 and 1995....................F-2
      Grupo Iusacell, S.A. de C.V. and Subsidiaries--Years Ended December 31, 1994............................F-3
      SOS Telecomunicaciones, S.A. de C.V.--Year Ended December 31, 1994......................................F-4
      Comunicaciones Celulares de Occidente, S.A. de C.V.--Years Ended December 31, 1994......................F-5

  Consolidated Balance Sheets--December 31, 1995 and 1996.....................................................F-6
  Consolidated Statements of Operations--Fiscal Years Ended December 31, 1994, 1995, and
  1996........................................................................................................F-7
  Consolidated Statements of Changes in Stockholders' Equity--Fiscal Years Ended December
  31, 1996, 1995 and 1994.....................................................................................F-8
  Consolidated Statements of Changes in Financial Position--Fiscal Years Ended December
  31, 1996, 1995 and 1994.....................................................................................F-9
  Notes to the Consolidated Financial Statements..............................................................F-10


  Reports of Independent Auditors on Financial Statement Schedules
      Grupo Iusacell, S.A. de C.V. and Subsidiaries--Year Ended December 31, 1996 and 1995....................S-1
      Grupo Iusacell, S.A. de C.V. and Subsidiaries--Years Ended December 31, 1994............................S-2
      SOS Telecomunicaciones, S.A. de C.V.--Year Ended December 31, 1994......................................S-3
      Comunicaciones Celulares de Occidente, S.A. de C.V.--Years Ended December 31, 1994......................S-4

  Schedule II--Valuation and Qualifying Accounts..............................................................S-5

                        REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of
Grupo Iusacell, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of Grupo Iusacell, S.A. de C.V. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Mexico which are not significantly different than U.S. auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

As of December 31, 1996, the Company established a reserve for restructuring costs for Ps.136,407,000, which was charged to the income statement as an extraordinary expense (see Notes 2, 4.d and 8.b to the financial statements).

In our opinion, the consolidated financial statements referred to above present fairly in all material respects the consolidated financial position of Grupo Iusacell, S.A. de C.V. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of its operations, changes in stockholders' equity and changes in its consolidated financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain respects from accounting principles generally accepted in the United States. In our opinion, based on our audits, application of accounting principles generally accepted in the United States would have affected the determination of the amount shown as net loss for the years ended December 31, 1996 and 1995 and the total amount of stockholders' equity at December 31, 1996 and 1995 to the extent summarized in
Note 19 to the consolidated financial statements.


                                                 Coopers & Lybrand
                                            Despacho Roberto Casas Alatriste


                                             /s/  Juan Manuel Ferron Solis
                                                  Public Accountant

Mexico City, D.F., Mexico.
February 21, 1997.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Grupo Iusacell, S.A. de C.V. and Subsidiaries

We have audited the consolidated statements of operations, changes in stockholders' equity, and changes in financial position of Grupo Iusacell, S.A. de C.V. and subsidiaries for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of two consolidated subsidiaries in 1994, which statements reflect total revenues constituting 14% of the related consolidated total. Those financial statements were audited by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, and changes in the consolidated financial position of Grupo Iusacell, S.A. de C.V. and subsidiaries for the year ended December 31, 1994, in conformity with accounting principles generally accepted in Mexico which differ in certain respects from those followed in the United States (see Note 19 to the consolidated Financial Statements).


                                                Mancera, S.C.
                                A Member of Ernst & Young International, L.L.P.


Mexico City,
February 17, 1995

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
SOS Telecomunicaciones, S.A. de C.V.

      We have audited the balance sheet of SOS Telecomunicaciones S.A. de C.V. at December 31, 1994, and the related statements of income changes in stockholders' equity, and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards in Mexico and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of SOS Telecomunicaciones, S.A. de C.V. at December 31, 1994, and the results of their operations, and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico which differ in certain respects from those followed in the United States.


                                            Prieto, Ruiz de Velasco y Cia., S.C.


                                                      Ignacio Pineda Luna C.P.A.
                                                                      Partner

Mexico City
February 21, 1997

                        REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of
Comunicaciones Celulares de Occidente, S.A. de C.V.



We have audited the balance sheet of Comunicaciones Celulares de Occidente, S.A. de C.V. as of December 31, 1994, and the related statements of income, changes in stockholders' equity, and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are not significantly different than U.S. auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects the consolidated financial position of Comunicaciones Celulares de Occidente, S.A. de C.V. as of
December 31, 1994, and the results of its operations, changes in stockholders' equity and changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico, which vary in certain respects from accounting principles generally accepted in the United States.


                                            Coopers & Lybrand
                                            Despacho Roberto Casas Alatriste


                                            /s/ Juan Manuel Ferron Solis
                                            Public Accountant

Mexico City, D.F., Mexico.
February 10, 1995

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
                  ---------------------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                        AS OF DECEMBER 31, 1995 AND 1996
                        --------------------------------

                              (Notes 1, 2, 3 and 4)
                              ---------------------

         (Adjusted for price-level changes and expressed in thousands of
         ---------------------------------------------------------------

                 constant Mexican Pesos as of December 31, 1996)
                 -----------------------------------------------

                                     ASSETS
                                                       1995              1996
                                                    -----------     ------------
CURRENT:
  Cash and cash equivalents                        Ps.  167,326    Ps.   90,896

  Accounts receivable
      Trade, net of Ps. 111,311 and
      Ps. 93,000 of allowance
      for doubtful accounts (Note 4.d)                  167,829         131,867
      Related parties (Note 5)                           31,558           7,067
      Recoverable taxes and other                        56,991          80,800
                                                        -------         -------
                                                        256,378         219,734

   Inventories (Note 6)                                 152,819          99,997
                                                        -------         -------
       Total current assets                             576,523         410,627

INVESTMENT IN ASSOCIATED COMPANIES (Note 7)              81,003          87,858

PROPERTY AND EQUIPMENT, net (Note 8)                  4,026,757       3,107,307

OTHER ASSETS, net (Note 9)                              699,439         620,785

EXCESS OF COST OF INVESTMENTS IN SUBSIDIARIES
  OVER BOOK VALUE, net of accumulated
  amortization of $165,600 in 1996 and
  $117,202 in 1995 (Note 4.i)                         1,461,075       1,373,803
                                                      ---------       ---------
      Total assets                                 Ps.6,844,797    Ps.5,600,380
                                                   ------------    ------------
                                                   ------------    ------------


                                  LIABILITIES
                                                      1995             1996
                                                  -------------   --------------
CURRENT:
  Notes payable (Note 10)                         Ps.   644,992   Ps.   699,387
  Current portion of long-term debt (Note 10)           132,442         105,536
  Trade accounts payable (Note 11)                      832,681         433,660
  Related parties (Note 5)                               66,932         351,429
  Taxes and other payables                              255,010         345,345
  Income tax (Note 12)                                    1,162           6,113
  Employee profit sharing (Note 12)                         320             124
                                                      ---------       ---------
    Total current liabilities                         1,933,539       1,941,794


LONG TERM DEBT (Note 10)                                782,061         514,797

TRADE ACCOUNTS PAYABLE, LONG TERM (Note 11)               4,877           9,703

COMMITMENTS AND CONTINGENCIES (Note 13)                   1,836           1,893
                                                      ---------       ---------
    Total liabilities                                 2,722,313       2,468,187
                                                      ---------       ---------

                             STOCKHOLDERS' EQUITY

CONTRIBUTED CAPITAL (Note 14):
  Capital Stock:
    Nominal                                           2,356,133       2,356,153
    Restatement                                       2,556,223       2,556,223
                                                      ---------       ---------
                                                      4,912,376       4,912,376
                                                      ---------       ---------
  Capital contributed:
    Nominal                                              18,655          18,655
    Restatement                                          34,280          34,280
                                                      ---------       ---------
                                                         52,935          52,935
                                                      ---------       ---------
                                                      4,965,311       4,965,311
                                                      ---------       ---------

EARNED CAPITAL (Note 15):
  Accumulated losses:
    Legal reserve                                         2,894           2,894
    For prior years                                    (306,457)     (1,029,161)
    For the year                                       (722,704)       (341,284)
                                                       ---------     -----------

                                                     (1,026,267)     (1,367,351)

  (Deficit) excess from restatement                     207,512        (470,793)
                                                     -----------     -----------

      Total majority stockholders' equity             4,146,556       3,126,967

MINORITY INTEREST                                       (24,072)          5,226
                                                     -----------      ----------

      Total stockholders' equity                      4,122,484       3,132,193
                                                     -----------      ----------

      Total liabilities and stockholders'
      equity                                      Ps. 6,944,797   Ps. 5,600,380
                                                  -------------   -------------
                                                  -------------   -------------

              The accompanying notes are an integral part of these
                             financial statements.

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
                  ---------------------------------------------

                           CONSOLIDATED INCOME STATEMENTS
                           --------------------------

                     AS OF DECEMBER 31, 1994, 1995 AND 1996
                     --------------------------------------

                              (Notes 1, 2, 3 and 4)
                              ---------------------

    (Adjusted for price-level changes and expressed in thousands of constant
                     Mexican Pesos as of December 31, 1996)

                                                            1994           1995            1996
                                                      -------------   -------------   -------------
REVENUES
   Services                                           Ps. 1,881,985   Ps. 1,517,693   Ps. 1,375,421
   Telephone equipment sales and other                      256,744         270,425         221,853
                                                      -------------   -------------   -------------
                                                          2,138,729       1,788,118       1,597,274
                                                      -------------   -------------   -------------
COST OF SALES
   Cost of services                                         546,938         556,425         504,263
   Cost of telephone equipment and other                    126,234         150,095         123,686
                                                      -------------   -------------   -------------
                                                            673,172         706,520         627,949
                                                      -------------   -------------   -------------
      Gross profit                                        1,465,557       1,081,598         969,325

OPERATING EXPENSES                                          910,495         789,788         691,983
DEPRECIATION AND AMORTIZATION (Notes 4.h and 8)             547,930         629,191         568,021
                                                      -------------   -------------   -------------
      Operating profit (loss)                                 7,132        (337,381)       (290,679)
                                                      -------------   -------------   -------------
INTEGRAL FINANCING COST (GAIN) (Notes 4.b and 16)
   Interest expense, net                                    191,680         162,767         264,062
   Foreign exchange loss (gain), net                        492,904         662,473         (58,357)
   Gain on net monetary position                            (46,946)       (471,190)       (327,220)
                                                      -------------   -------------   -------------
                                                            637,638         354,050        (121,515)
                                                      -------------   -------------   -------------
EQUITY PARTICIPATION IN NET (INCOME) LOSS
  OF ASSOCIATED COMPANIES (Note 7)                           (2,911)         36,773           5,631
                                                      -------------   -------------   -------------
      Loss from continuing operations before income
      tax employee profit sharing, minority interest
      and extraordinary item                               (627,595)       (728,204)       (174,795)
                                                      -------------   -------------   -------------
PROVISIONS FOR (Note 12)
   Assets tax                                                30,498          27,333          33,069
   Employee profit sharing                                      608           1,956              --
                                                      -------------   -------------   -------------
                                                             31,106          29,289          33,069
                                                      -------------   -------------   -------------
      Loss before minority interest and
      extraordinary item                                   (658,701)       (757,493)       (207,864)

MINORITY INTEREST                                                42          34,789           2,987
                                                      -------------   -------------   -------------
      Loss before extraordinary item                       (658,659)       (722,704)       (204,877)
                                                      -------------   -------------   -------------
EXTRAORDINARY ITEM
      Reorganization charge (Notes 2, 4.d and 8.b)               --              --         136,407
                                                      -------------   -------------   -------------
      Net loss for the year                           (Ps. 658,659)   (Ps. 722,704)   (Ps. 341,284)
                                                      =============   =============   =============

    The accompanying notes are an integral part of these financial statements

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
                  ---------------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
              ----------------------------------------------------

                              (Notes 1, 2, 3 and 4)
                              ---------------------

         (Adjusted for price-level changes and expressed in thousands of
         ---------------------------------------------------------------

                constant Mexican Pesos as of December 31, 1996)
                -----------------------------------------------

                                      Capital stock subscribed       Capital contributions          Accumulated losses
                                              (Note 14)                     (Note 14)                    (Note 15)
                                    ---------------------------- ------------------------- -----------------------------------------
                                                                                             Legal         Prior         For the
                                       Nominal     Restatement     Nominal    Restatement   Reserve        years           year
                                    ------------- -------------- ------------ ------------ ---------- -------------- --------------
Balance as of December 31, 1993     Ps.1,573,306   Ps.1,773,252   Ps. 18,655   Ps.34,280   Ps. 2,894   Ps.  544,872   (Ps. 192,670)
   Application of 1993 net loss                                                                            (192,670)       192,670
   Sale of capital stock                 856,913        857,049
   Costs of stock issuance               (74,006)       (74,078)
   Recognition of the effects of
      inflation on the financial
      statements
   Minority interest for the year
   Net loss for the year                                                                                                  (658,659)
                                       ---------      ---------       ------      ------       -----       -------        ---------

Balance as of December 31, 1994        2,356,153      2,556,223       18,655      34,280       2,894       352,202        (658,659)
   Application of 1994 net loss                                                                           (658,659)        658,659
   Recognition of the effects of
      inflation on the financial
      statements
   Minority interest for the year
   Net loss for the year                                                                                                  (722,704)
                                       ---------      ---------       ------      ------       -----       -------        ---------
Balance as of December 31, 1995        2,356,153      2,556,223       18,655      34,280       2,894      (306,457)       (722,704)
   Application of 1995 net loss                                                                           (722,704)        722,704
   Recognition of the effects of
      inflation on the financial
      statements
   Minority interest for the year
   Net loss for the year                                                                                                  (341,284)
                                       ---------      ---------       ------      ------       -----       -------        ---------
Balance as of December 31, 1996     Ps.2,356,153   Ps.2,556,223   Ps. 18,655   Ps.34,280   Ps. 2,894   (Ps.1,029,161) (Ps. 341,284)
                                    ------------   ------------   ----------   ---------   ---------   -------------- -------------
                                    ------------   ------------   ----------   ---------   ---------   -------------- -------------

                                           (Deficit)                       Total
                                          excess from     Minority     stockholders'
                                          restatement     Interest        equity
                                         ------------- -------------- --------------
Balance as of December 31, 1993          Ps.   79,875   Ps.   10,651   Ps.3,845,115
   Application of 1993 net loss                                                  --
   Sale of capital stock                                                  1,713,962
   Costs of stock issuance                                                 (148,144)
   Recognition of the effects of
      inflation on the financial
      statements                              525,226                       525,226
   Minority interest for the year                             (3,844)        (3,844)
   Net loss for the year                                                   (658,659)
                                              -------         ------      ---------
Balance as of December 31, 1994               605,101          6,807      5,273,656
   Application of 1994 net loss                                                  --
   Recognition of the effects of
      inflation on the financial
      statements                             (397,589)                     (397,589)
   Minority interest for the year                            (30,879)       (30,879)
   Net loss for the year                                                   (722,704)
                                              -------        ---------     ---------
Balance as of December 31, 1995               207,512        (24,072)     4,122,484
   Application of 1995 net loss                                                  --
   Recognition of the effects of
      inflation on the financial
      statements                             (678,305)                     (678,305)
   Minority interest for the year                             29,298         29,298
   Net loss for the year                                                   (341,284)
                                              -------        ---------     ---------
Balance as of December 31, 1996          (Ps. 470,793)  Ps.    5,226   Ps.3,132,193
                                         -------------  -------------- -------------
                                         -------------  -------------- -------------

      The accompanying notes are an integral part of the financial statements

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
                  ---------------------------------------------

                       CONSOLIDATED STATEMENTS OF CHANGES
                       ----------------------------------

                              IN FINANCIAL POSITION
                              ---------------------

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
              ----------------------------------------------------

                              (Notes 1, 2, 3 and 4)
                              ---------------------

    (Adjusted for price-level changes and expressed in thousands of constant
    ------------------------------------------------------------------------

                     Mexican Pesos as of December 31, 1996)
                     --------------------------------------

                                                                        1994          1995          1996
                                                                    ------------  ------------  ------------
OPERATING ACTIVITIES:
   Loss before extraordinary item                                   (Ps.658,659)  (Ps.722,704)  (Ps.204,877)
   Items not requiring the use of resources:
      Depreciation and amortization                                     556,353       634,078       568,021
      Equity participation in net loss (income) of
      associated companies                                               (2,911)       36,773         5,631
      Minority interest                                                     (42)      (34,789)       (2,987)
                                                                     ----------    ----------    ----------
                                                                       (105,259)      (86,642)      365,788
  Resources provided by (used for) operating activities:
      Trade accounts receivable                                         (66,947)      116,530        35,962
      Related parties                                                    93,797        37,464       308,988
      Recoverable taxes and other                                       (45,312)       74,397       (23,809)
      Inventories                                                      (105,294)       44,806        52,822
      Trade accounts payable                                            465,173       256,123      (394,195)
      Taxes and other payables                                          (19,548)       80,383        90,535
      Income tax                                                             --         1,162         4,951
      Employee profit sharing                                               282          (791)         (196)
      Other                                                                 521           175            57
                                                                     ----------    ----------    ----------
         Resources provided by operating activities
            before extraordinary item                                   217,413       523,607       440,903
   Extraordinary item
      Reorganization charge                                                  --            --       136,407
                                                                     ----------    ----------    ----------
      Resources provided by operating activities                        217,413       523,607       304,496

FINANCING ACTIVITIES:
  (Payments of) proceeds from long-term debt                            522,369        26,085       (98,524)
  Principal payments on long-term debt                                 (634,569)     (411,432)     (284,003)
  Net change in notes payable                                          (304,556)      587,089        54,395
  Proceeds from issuance of common stock, net of costs of issuance    1,565,816            --            --
                                                                     ----------    ----------    ----------
  Resources provided by (used for) financing activities               1,149,060       201,742      (328,132)
                                                                     ----------    ----------    ----------
INVESTING ACTIVITIES:
  Purchase of property and equipment                                 (1,155,526)     (442,749)     (198,466)
  Sale (acquisition) of common stock of associated companies           (144,482)      (48,201)       19,799
  Disposal (purchase) of other assets                                  (497,393)     (308,863)      125,873
                                                                     ----------    ----------    ----------
        Resources used for investing activities                      (1,797,401)     (799,813)      (52,794)
                                                                     ----------    ----------    ----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                              (430,928)      (74,464)      (76,430)

CASH AND CASH EQUIVALENTS
   AT THE BEGINNING OF THE YEAR                                         672,718       241,790       167,326
                                                                     ----------    ----------    ----------
CASH AND CASH EQUIVALENTS
  THE END OF THE YEAR                                                Ps.241,790    Ps.167,326    Ps. 90,896
                                                                     ==========    ==========    ==========

    The accompanying notes are an integral part of these financial statements

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

                     As of December 31, 1994, 1995 and 1996

          (Adjusted for price-level changes and expressed in thousands of constant Mexican pesos as of December 31, 1996 and
                           thousands of U.S. dollars)

1. Entity and Nature of Business

      Grupo Iusacell, S.A. de C.V. (the "Company") is a holding company which was incorporated on October 6, 1992. Its subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in four proximate market areas ("Regions") in Mexico. In October 1995, the Company received a concession from the Mexican Government to operate as a long distance carrier and started its operations in this market on August 11, 1996. During 1996, the Company signed a joint venture agreement for the operation of nationwide and international paging services. The Company started to provide paging services in August 1996.

      The Peralta Family and Bell Atlantic Corporation ("Bell Atlantic") hold substantial ownership interests (direct or indirect) in the Company.

      On November 26, 1996, the Company's shareholders announced that they signed an agreement in principle to change the management control of Grupo Iusacell, S.A. de C.V., from the Peralta Family to Bell Atlantic, subject to certain Mexican Government approvals. Bell Atlantic assumed such management control on February 18, 1997 (see Notes 14 and 18).

      The Company and its subsidiaries are referred to collectively herein as the "Group" or "Grupo Iusacell."

2. Acquisitions and Group Reorganization

      Acquisition of Region 6 and 7

      In 1993, the Company obtained ownership of Sistemas Telefonicos Portatiles Celulares, S.A. de C.V. ("Portacel") and Telecomunicaciones del Golfo, S.A. de C.V. ("Telgolfo"). Portacel and Telgolfo hold the non- wireline cellular concessions for Region 6 and Region 7, respectively.

      The cost incurred in 1993 to acquire control of Portacel and Telgolfo, has amounted to Ps.799,111, of which Ps.681,708 represented the excess of investment cost over the book value.

      In February 1994 the Company purchased the remaining minority ownership interest of Telgolfo for Ps.48,706, of which Ps.45,336 represented the excess of investment cost over the book value.

      Acquisition of Region 5

      In 1993, the Company acquired 67% of Hermes Telecomunicaciones, S.A. de C.V. ("Hermes"), a company that owns 51% of Comunicaciones Celulares de Occidente, S.A. de C.V. ("Comcel"). Comcel holds the non-wireline cellular concession for Region 5. The Company could not exercise significant influence over Comcel as an arbitration proceeding was initiated by a minority shareholder of Comcel. Although this arbitration was settled in November 1993, the settlement agreement provided for a stand-still arrangement until January 3, 1994. The expenses related to the arbitration were charged to excess of cost of investment in subsidiaries over book value in 1994. Accordingly, the Company's investment in Comcel was accounted for using the cost basis of accounting from the date of acquisition through December 30, 1993. In December 1993, the Company reached agreement to purchase the remaining interests in both Comcel and Hermes. The Company's cost of acquiring Comcel and Hermes totaled Ps. 1,043,474, of which Ps.845,943 represented the excess of investment cost over the book value.

      Other acquisitions

      In 1994, the Company acquired 51% of Telecomunicaciones Digitales Internacionales, S.A. de C.V. (now Iusatel Chile, S.A. de C.V.). The Company purchased this ownership interest for Ps.19,194, which was the book value of the shares acquired. During 1996, the Company increased its ownership in Iusatel Chile, S.A. de C.V. from 51% to 100% through the capitalization of certain liabilities and the payment of U.S.$100 to the minority shareholders. In December 1996, the Company entered into an agreement to sell its debt and equity in Iusatel Chile, S.A. de C.V. for U.S.$5 million. Payment was received in the form of three promissory notes which mature between March and July 1997.

      In August 1994, the Company increased its ownership in Compania Colombiana de Telefonia Celular, S.A. ("Telecel") from 28.5% to 63.25%, by acquiring an additional 34.75% interest. The cost to acquire this interest was Ps.30,871, of which Ps.21,869 represented the excess of investment cost over the book value. In March 1995 the Company increased its ownership interest in Telecel through a capital contribution of Ps.725. Through this contribution, the Company increased its ownership in Telecel from 63.25% to 70.14%.

      On December 13, 1994, Iusacell, S.A. de C.V. (subsidiary company) acquired 99.99% of Inmobiliaria Montes Urales 460, S.A. de C. V.. The cost was Ps.66,683, of which Ps.12,530 represented the excess of investment cost over the book value.

      In August 1995, the Company acquired from a related party 100% of Iusatel, S.A. de C.V. Starting August 11, 1996 Iusatel began to provide national and international long distance basic telephone services pursuant to a concession received from the Mexican Government in October 1995.

      In August 1995, the Company incorporated as a new subsidiary, Grupo Iusacell de Nicaragua, S.A.. This company holds the shares of a company named Radio Telefonia Rural de Nicaragua, S.A. which in July 1995 entered into a joint venture agreement with the Nicaraguan Telecommunications Ministry for the provision of fixed wireless local telephone services. In May 1996, the Nicaraguan Telecommunications Ministry revoked the agreement. As of December 31, 1996, the Company has not made any investment in this project and has no commitments for any such investments.

      In December 1995, the Company signed a joint venture agreement with Infomin, S.A. de C.V., a Mexican company which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. Pursuant to this agreement, in March 1996, the Company and Infomin established a joint venture company, Infotelecom, S.A. de C.V., which is owned 51% and 49% by the Company and Infomin, respectively. The Company committed to contribute up to U.S.$10.5 million; as of December 31, 1996 the Company had invested U.S.$3.3 million in the joint venture.

      In January 1996, the Company increased its ownership in Rentacell, S.A. de C.V. from 33.33% to 70%. As of December 31, 1995 the investment in Rentacell, S.A. de C.V. was accounted for using the equity method. Starting January 1996, the Company consolidated the assets, liabilities and operating results of this subsidiary which rents cellular phones.

      Group Reorganization

      In late 1995 and during 1996, the Company's subsidiaries were reorganized. This reorganization consisted of the following operations:

      At an extraordinary stockholders' meeting held on December 29, 1995, the subsidiaries, Telcom Celular, S.A. de C.V. (Region 7) and Portacom, S.A. de C.V. (Region 6) were merged with and into Iusacell, S.A. de C.V. This merger was made based on the financial statements of the three companies as of December 31, 1995.

      At an extraordinary stockholders' meeting held on December 29, 1995, Servicios Corporativos Iusacell, S.A. de C.V. was merged with and into Sistecel, S.A. de C.V.. This merger was made based on the financial statements of both companies as of December 31, 1995.

      At an extraordinary stockholders' meeting held on December 31, 1996, the respective stockholders of Hermes Telecomunicaciones, S.A. de C.V., GMD Comunicaciones, S.A. de C.V. and Portaserv, S.A. de C.V., voted to dissolve these companies. From such date, these three companies will not perform any transactions except those necessary to wind-up their pending businesses.

      At the end of 1996, and based on the reorganization of the Company and the change in the managerial and administrative control of the Group, the Company established a reserve of Ps.136,407 for the restructuring expenses associated with the reorganization. The plan provides for the termination of 252 employees in the second quarter of 1997. This reserve, due to its characteristics of being non-recurrent and unusual, has been presented as an extraordinary item in the consolidated income statement. This reserve is as follows:

Provision for loss on sale of building                                 Ps.71,700
Employee severance                                                        26,000
Fixed assets obsolescence reserve                                         33,000
Change in estimate for allowance for doubtful accounts                     5,107

      Summary

      The subsidiary companies which are included within the consolidated financial statements are as follows (directly or indirectly):

                                                                 Ownership as of
                                                                   December 31
                                                                 ---------------
Subsidiary                                                         1995  1996
----------                                                       ------- -------
S.O.S. Telecomunicaciones, S.A. de C.V                              100%  100%
Iusacell, S.A. de C.V                                               100%  100%
Servicios Corporativos Iusacell, S.A. de C.V                        100%   --
Sistecel, S.A. de C.V                                               100%  100%
Satelitron, S.A. de C.V                                              51%   51%
Comunicaciones Celulares de Occidente, S.A. de C.V. (Region 5)      100%  100%
Sistemas Telefonicos Portatiles Celulares, S.A. de C.V. (Region 6)  100%  100%
Telecomunicaciones del Golfo, S.A. de C.V. (Region 7)               100%  100%
Inflight Phone de Mexico, S.A de C.V                                100%  100%
GMD Comunicaciones, S.A. de C.V                                     100%  100%
Hermes Telecomunicaciones, S.A. de C.V                              100%  100%
Inmobiliaria Montes Urales 460, S.A. de C.V                         100%  100%
Portacom, S.A. de C.V                                               100%   --
Portaserv, S.A. de C.V                                              100%  100%
Telcom Celular, S.A. de C.V                                         100%   --
Mexican Cellular Investments, Inc.                                  100%  100%
Iusanet, S.A. de C.V                                                100%  100%
Iusatel Chile, S.A. de C.V                                           51%   --
Compania Colombiana de Telefonia Celular, S.A                        70%   70%
Promotora Celular, S.A. de C.V                                       75%   75%
Cellular Solutions de Mexico, S.A. de C.V                            68%   68%
Iusatelecomunicaciones, S.A. de C.V                                 100%  100%
Iusatel, S.A. de C.V                                                100%  100%

                                                                 Ownership as of
                                                                   December 31
                                                                 ---------------
Grupo Iusacell Nicaragua, S.A                                       100%  100%
Infotelecom, S.A. de C.V                                             --    51%
Rentacell, S.A. de C.V                                               33%   70%

3. Basis of presentation

   a) Basis of Presentation

      The Group's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP").

      The consolidated financial statements for the two periods have been presented in thousands of constant Mexican pesos as of December 31, 1996 as required by Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," as amended, issued by the Mexican Institute of Public
Accountants ("Bulletin B-10"). All amounts presented in U.S. dollars are in thousands.

      The amounts as of December 31, 1994 and 1995, presented in the financial statements and in the notes have been restated based on the 1996 inflation rate (27%) in order to present them in pesos of purchasing power as of December 31, 1996.

   b) Consolidated financial statements

      Those companies in which the Group holds 50% or more of the capital stock and exercises control over operating and financing activities are included in the consolidated financial statements.

      All significant intercompany balances and transactions have been eliminated in consolidation.

   c) Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

4. Accounting Policies

     A summary of the Group's significant accounting policies is as follows:

   a) Monetary unit

      The statements are presented in Mexican pesos, the currency that, based on the Mexican laws, must be used to prepare the accounting records of the Company and of its Mexican subsidiaries. All amounts presented in the 1994, 1995 and 1996 consolidated financial statements are expressed in thousands of Mexican pesos.

   b) Effects of inflation on the financial statements

      The consolidated financial statements of the Group have been prepared in accordance with Bulletin B-10. The Third Amendment of Bulletin B-10, effective for fiscal years beginning January 1, 1990 and thereafter, requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

            - Consolidated income statements for the current and prior year have been restated to constant pesos as of December 31, 1996 using the NCPI (National Consumer Price Index), published by Banco de Mexico (The Mexican Central Bank) from the periods in which the transactions (income and expenses ) occurred.

            - Bulletin B-12, "Statement of Changes in Financial Information", issued by the Mexican Institute of Public Accountants ("Bulletin B-12"), addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant pesos as of the latest balance sheet date. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balance sheet balances in constant pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating activities, nor from financing activities.

      The items which originate from the recognition of effects of inflation on financial information are as follows:

Restatement of non-monetary assets:

      Inventories are valued at the average price of the purchases made during the period, and are restated using the NCPI, without exceeding the net realizable value.

      Property and equipment other than real estate are stated at net replacement cost. Real estate properties are stated at their fair market value. Net replacement cost and fair market values were determined from appraisals performed by independent appraisers registered with the Comision Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission). The last appraisal is dated December 31, 1996.

      Property and equipment are depreciated using the straight-line method, based on the restated values. Useful lives are determined by independent appraisers. The average annual rates used by the company are as follows:

                                                     1994       1995       1996
                                                     ----       ----       ----
Buildings and facilities                                3%         3%         3%
Communication equipment                                 7%         8%        10%
Furniture and fixtures                                 11%         9%         8%
Transportation equipment                               17%        19%        15%
Computer equipment                                     23%        23%        21%
Cellular rental telephones                             41%        50%        49%

      Investments in associated companies are accounted for using the equity method based on the investees' equity adjusted for the effects of inflation in accordance with Bulletin B-10.

Restatement of stockholders' equity:

      The common stock and retained earnings accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 1996.

      The excess or deficit from restatement of capital is an element of stockholders' equity that includes surplus or deficit from holding non-monetary assets, which represents the excess or deficit in specific values of net non-monetary assets in comparison with the increase attributable to general inflation as measured by the NCPI.

Integral financing cost (gain):

      Integral financing result comprises net interest expense, foreign exchange gains and losses, and gains and losses from net monetary position.

      Foreign exchange gains and losses on transactions denominated in currency other than Mexican pesos result from fluctuations in exchange rates from the date transactions are recorded to the time of settlement or valuation at the end of the period.

      Gains and losses from monetary position represent the effects of inflation, as measured by the NCPI, on the Group's monetary assets and liabilities at the beginning of each month. If monetary liabilities exceed monetary assets, there is a gain from monetary position. Otherwise, if monetary liabilities are less than monetary assets, there is a resulting loss from monetary position.

   c) Cash and cash equivalents

      Cash and cash equivalents consist primarily of short-term, fixed rate investments and bank deposits. The Company invests its excess cash in deposits with major banks. The investments are carried at cost plus accrued interest, which approximates market value. These investments are highly liquid cash equivalents, having a maturity of ninety days or less when acquired.

   d) Allowance for doubtful accounts

      The Company cancels services to those customers with invoices that are 60 days past due. Beginning in 1996, the Company began to fully reserve accounts receivable that were 90 days past due. Prior to 1996, the Company fully reserved accounts receivable over 120 days past due. The accumulated effect at the beginning of the year for the change in estimate was Ps.5,107 and such amount is presented as part of the reorganization reserve. During 1994, 1995 and 1996 the Company wrote off accounts receivable against this allowance for Ps.36,830, Ps.68,580 and Ps.66,619 respectively. The charge to income for the year, to increase the allowance for doubtful accounts, amounted to Ps.59,710, Ps.77,580 and Ps.66,619, in 1994, 1995 and 1996, respectively.

   e) Investment in associated companies

      Long-term investments in common stock of companies in which the Group owns not less than 20% nor more than 50% of the entity's voting common stock and over which the Company can exercise significant influence are accounted for using the equity method. Under the equity method such investments are carried at cost adjusted for the Company's share of the net income or losses of these companies and the effects of their restatement of non-monetary assets. There are immaterial transactions with such associated companies that have been eliminated before recognizing the equity method.

      Investments of less than 20% of an entity's voting common stock or over which the Company cannot exercise significant influence are stated at cost.

   f) Cellular telephones

      Cellular telephones given to customers through an exclusive service contract, are amortized over the initial contract period. The amortization is periodically reviewed and adjusted if the customer does not fulfill the original agreement. The cost of such telephones are included in other assets, net of amortization.

      The cost of cellular telephones sold to customers is recorded as a cost of telephone equipment sold. Telephones leased to customers are included in fixed assets and are depreciated over the initial contract period, generally two years.

   g) Concessions

      Costs related to the acquisition of concessions issued by the Mexican Government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over a twenty year period, which is the period of the concession. The Mexican Government requires that the Company comply with the specific requirements of each concession. The Company has substantially complied with such requirements through December 31, 1996, except for certain informational requirements of the authorities. The Company believes this does not expose the concession to any regulatory risk.

   h) Advertising

      Prepaid media advertising costs are included in other assets in the accompanying balance sheet. Such costs are expensed, as incurred, and are included in current operating expenses. Advertising expenses amounted to Ps.180,204, Ps.102,705 and Ps.106,538, for 1994, 1995 and 1996, respectively.

   i) Excess of cost of investment in subsidiaries over book value

      The excess of cost over the book value of net assets of acquired subsidiaries is amortized on a straight-line basis over twenty years. Amortization expense was Ps.76,636, Ps.76,352 and Ps.87,272 in 1994, 1995 and 1996, respectively.

      The carrying amount applicable to each acquired subsidiary is reviewed if the facts and circumstances suggest that it might be impaired.

   j) Income taxes and employee profit sharing

      Income taxes are computed in accordance with the partial liability method, as required by Bulletin D-4, "Accounting treatment for Income Tax and Employee Profit Sharing," issued by the Mexican Institute of Public Accountants ("Bulletin D-4"), under which deferred income taxes are provided for identifiable, non-recurring temporary differences (i.e., those expected to reverse over a definite period of time) at rates in effect at the time such differences arise, and reversed at the rates in effect at the time such differences reverse. In accordance with Bulletin D-4, the Company did not make a provision for deferred taxes as of December 31, 1994, 1995 and 1996.

      Employee profit sharing is a statutory labor obligation payable to employees which is determined on the basis of each subsidiary's pre-tax income as adjusted in accordance with the provisions of the Mexican Labor Law and the Mexican Tax Law.

   k) Seniority premiums

      In accordance with Mexican Labor Law, the Group's employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. The Group follows Bulletin D-3, "Labor Obligations", issued by the Mexican Institute of Public Accountants ("Bulletin D-3"). Under Bulletin D-3, the actuarially determined projected benefit obligation is computed using estimates of salaries that will be in effect at the time of payment. Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. At December 31, 1996, the average seniority of the employees is less than 3 years.

      Also, in accordance with Mexican Labor Law, the Company is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is recognized when paid.

      The Company has no employee pension plans and does not provide any other post retirement benefits.

   l) Revenue recognition

      Cellular air time is recorded as revenue when provided. Sales of equipment and related services are recorded when goods and services are delivered. Cellular access charges are billed in advance and recognized when the services are provided. Other revenue, mainly from paging and long distance services, are recognized on provision of these services.

   m) Foreign currency transactions

      Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date with resulting exchange differences being recognized as exchange gains or losses.

5. Related Parties

      The Peralta Family and Bell Atlantic hold substantial ownership interests (direct or indirect) in the Company. In addition, the Peralta Family holds ownership interests in various other entities, primarily Industrias Unidas, S.A. de C.V. ("IUSA") and related entities which are customers of or suppliers to the Company.

      A summary of related party accounts and notes receivable as of December 31, is as follows:

                                                         1995             1996
                                                     ----------        ---------
IUSA and related entities                            Ps. 27,849        Ps. 4,151
Peralta Family entities                                   3,709            2,916
                                                     ----------        ---------
Total                                                Ps. 31,558        Ps. 7,067
                                                     ==========        =========


      Accounts receivable result from the sale of cellular telephone services, operating lease contracts and the transfer during 1995 to IUSA of the investment in a real estate project.

      Accounts and notes payable to related parties as of December 31, are as follows:

                                                        1995            1996
                                                     ----------      -----------
IUSA and related entities                            Ps. 16,862          Ps. 681
Peralta Family entities                                      20              523
FIUSA Pasteje                                                --          284,799
Bell Atlantic                                            50,050           65,426
                                                     ----------      -----------
Total                                                Ps. 66,932      Ps. 351,429
                                                     ==========      ===========

      The payable accounts result from the leasing of some facilities and services received. The notes payable to FIUSA Pasteje and Bell Atlantic result from the financing of the Company's operations.

      Following is an analysis of the related party transactions described above:

                                     1994          1995          1996
                                 -----------   -----------   -----------
Service revenue                    Ps. 6,744    Ps. 10,832     Ps. 9,327
Lease income                             400         2,192         1,984
Interest income                        9,092           410            --
                                 -----------   -----------   -----------
Total income                      Ps. 16,236    Ps. 13,434    Ps. 11,311
                                 ===========   ===========   ===========

                                     1994          1995          1996
                                 -----------   -----------   -----------
Commission expenses                Ps. 9,422    Ps. 15,775     Ps. 3,088
Technical expenses                    20,254        34,266        59,477
Lease expenses                         2,083         2,456         5,970
Interest expense                       6,477        13,839        29,595
Operating expenses                        --        11,044         6,333
                                 -----------   -----------   -----------
Total expenses                    Ps. 38,236    Ps. 77,380   Ps. 104,463
                                 ===========   ===========   ===========

6. Inventories

      As of December 31, inventories are made up by the following:

                                                           1995         1996
                                                       -----------  -----------
Cellular telephones and accessories                    Ps. 135,980   Ps. 81,586
Allowance for obsolete and slow-moving inventories          49,019       32,205
                                                       -----------  -----------
    Net                                                     86,961       49,381
Advances to suppliers                                       65,858       50,616
                                                       -----------  -----------
    Total Inventories                                  Ps. 152,819   Ps. 99,997
                                                       ===========  ===========

7. Investment in associated companies

     As of December 31, the Group's investment in associated companies is as follows:

                                              1995                 1996
                                    ---------------------  ---------------------
         Entity                     Ownership  Investment  Ownership  Investment
         ------                     ---------  ----------  ---------  ----------
Editorial Celular, S.A. de C.V        40.00%    Ps. 3,454    40.00%   Ps.  2,186
Consorcio Ecuatoriano de
Telecomunicaciones, S.A               27.53%       70,087    27.53%       76,579
Rentacell, S.A. de C.V                33.33%         (273)      --            --
Other                                               7,735                  9,093
                                               ----------             ----------
Total                                          Ps. 81,003             Ps. 87,858
                                               ==========             ==========

      Starting in 1996, Rentacell, S.A. de C.V. is being consolidated, see Note
2.

      Summarized financial information for these associated companies accounted for by the equity method for the years ended December 31, 1995 and 1996, is as follows:

                                                      1995              1996
                                                  -----------       -----------
Total assets                                      Ps. 519,523       Ps. 448,985
Total liabilities                                     325,853           238,088
Revenues                                              263,177           244,301
Gross income (loss)                                   (13,103)           12,697
Net income (loss)                                     (50,740)            5,321
Group's share of net loss                             (36,773)           (5,772)

8. Property and equipment

      a) At December 31, property and equipment consisted of:

                                                   1995             1996
                                             ---------------  ---------------
Buildings and facilities                       Ps. 1,020,636      Ps. 916,497
Communication equipment                            3,612,713        3,015,522
Furniture and fixtures                                56,102           60,304
Transportation equipment                              30,152           34,135
Computer equipment                                   167,015          166,321
Cellular rental telephones                            21,436           23,207
                                             ---------------  ---------------
                                                   4,908,054        4,215,986
Accumulated depreciation                           1,242,328        1,397,939
                                             ---------------  ---------------
                                                   3,665,726        2,818,047
Land                                                  38,919           32,841
Construction in progress                             211,013          147,835
Advances to suppliers                                 11,099          108,584
                                             ---------------  ---------------
                                               Ps. 4,026,757    Ps. 3,107,307
                                             ===============  ===============

      b) Depreciation expense was Ps.160,688, Ps.275,096 and Ps.285,794 for 1994, 1995 and 1996, respectively. In 1996, the Company established an obsolescence reserve of Ps.33,000 for certain communication equipment, which is included in the accumulated depreciation and is part of the restructuring expenses classified as an extraordinary item. The reserve is included in the balance of accumulated depreciation at December 31, 1996.

9.       Other assets

      At December 31, other assets consisted of the following:

                                               1995              1996
                                          --------------   -------------
Concessions                                  Ps. 162,336     Ps. 151,931
Cellular telephones to be amortized              244,480          89,177
Prepaid expenses                                  64,890          43,899
Advertising expenses                              55,880              --
Preoperating expenses                            142,820         331,094
Other                                             29,033           4,684
                                          --------------   -------------
                                             Ps. 699,439     Ps. 620,785
                                          ==============   =============

      Cellular telephones amortization expense was Ps.255,656, Ps.274,543 and Ps.194,955 in 1994, 1995 and 1996, respectively.

      Preoperative expenses mainly represent the investment in 450 project (see
Note 17).

10. Notes Payable and Long-Term Debt

      At December 31, the notes payable and long-term debt consisted of the following:

      Notes payable at December 31, are as follows:

                                                            1995         1996
                                                        -----------  -----------
Short-term loan of U.S.$24,282 bearing interest at a    Ps.      --  Ps. 190,188
  variable rate of LIBOR plus 5.75% and maturing on
  February 28, 1997
Unsecured business short term loan of U.S.$65,000           480,948      509,199
  bearing interest at a variable rate of LIBOR plus 4%
  and maturity dates from February through March 1997.
Short-term loan of Ps.6,000 bearing interest at a fixed       7,620           --
  rate of 57% and maturing on February 23, 1996.
Short-term loan of U.S.$4,842 bearing interest at a          45,907           --
  fixed rate of 5.30% and maturing on March 13, 1996.
Short-term loan of U.S.$5,086 bearing interest at a          48,214           --
  fixed rate of 10.25% and maturing on March 13, 1996.
Short-term loan of U.S.$6,296 bearing interest at            61,886           --
  variable rates that range from 11.09% to 11.8%
  and maturity dates from April to November 1996.
Other                                                           417           --
                                                        -----------  -----------
Total                                                   Ps. 644,992  Ps. 699,387
                                                        -----------  -----------

                                                            1995         1996
                                                        -----------  -----------
Long-term debt at December 31, consisted of:
Medium term loan of U.S.$134 bearing interest at a      Ps.   2,198  Ps.   1,051
  variable rate of LIBOR plus 3% and maturing on
  February 18, 1998. Interest and principal are payable
  semiannually commencing August 1993.
Long-term loan of U.S.$2,096 bearing interest at a rate      30,903       16,417
  of T. Notes plus 5% maturing September 30, 1998.
  Interest and principal are payable semiannually
  commencing September 1993.
Obligations for equipment under capitalized leases for        8,926        4,644
  U.S.$593 at a variable rate of LIBOR plus 2.5%
  maturing on December 28, 1998. Interest and principal
  are payable semiannually commencing June 1994.
Long-term loan of U.S.$18,000 bearing interest at a         106,893      140,989
  variable rate of LIBOR plus 2.9375% maturing
  December 2001. Interest and principal are payable
  semiannually commencing June 15, 1994.
Long-term loan of U.S.$3,333 bearing interest at a rate      38,717       26,105
  of LIBOR plus 2.4375% maturing April 15, 2002.
  Interest and principal are payable semiannually
  commencing April 1993.
Long-term loan of U.S.$7,935 bearing interest at a rate      90,997       62,153
  of 12.55% maturing on July 15, 2002. Interest and
  principal are payable semiannually commencing January
  1994.
Long-term loan of U.S.$33,952 bearing interest at a         357,302      265,931
  variable rate of LIBOR plus 4% maturing on January 28,
  2004. Interest and principal are payable semiannually
  commencing June 1994.
Long-term loan of U.S.$13,156 bearing interest at a          23,899      103,043
  variable rate of LIBOR plus 3.75% maturing on
  November 14, 2004. Interest and principal are payable
  semiannually commencing July 1994.
Long-term loan of U.S.$10,726 bearing interest at a         105,425           --
  variable rate of LIBOR plus 2.9375% maturing on
  December 19, 2001. Interest and principal are payable
  semiannually commencing March 1996.
Long-term loan of U.S.$16,445 bearing interest at a         145,476           --
  variable rate of LIBOR plus 3.75 % maturing on
  November 14, 2004. Interest and principal are payable
  semiannually commencing May 1995.
Other                                                         3,767           --
                                                        -----------  -----------
Total                                                       914,503      620,333
Less current portion                                        132,442      105,536
                                                        -----------  -----------
                                                        Ps. 782,061  Ps. 514,797
                                                        ===========  ===========

      LIBOR at December 31, 1996 was 6%.

      Certain loan agreements, among other conditions, impose certain restrictive covenants such as maintenance of certain ratios, restrictions on incurring of additional debt, and restrictions on the sale or lease of the Group's assets.

      Long term maturities for the years subsequent to December 31, 1996 are as follows:

                         Year
                 -------------------
                 1998                        Ps. 104,603
                 1999                             94,014
                 2000                             94,013
                 2001                             94,013
                 2002                             48,763
                 2003 and thereafter              79,391
                                             -----------
                                             Ps. 514,797
                                             ===========

      At December 31, 1996, total unused lines of credit totaled Ps.665,763 (U.S.$85,000). The Company has paid no commitment fees for these lines of credit.

      At December 31, 1995 and 1996, assets collateralizing long-term debt include substantially all assets, (including the Government concessions) of Region 5 and 6, and their property and equipment.

      The Group leases certain communication equipment and transportation equipment under agreements which are classified as capital leases. Most equipment leases have purchase options at the end of the original lease term. Leased capital assets, included in property and equipment at December 31, 1995 and 1996, are as follows:

                                               1995                    1996
                                          ---------------          -------------
Communication equipment                    Ps.     20,279          Ps.    22,740
Transportation equipment                            2,327                     --
                                          ---------------          -------------
      Total equipment leased                       22,606                 22,740
Accumulated depreciation                            3,567                  4,478
                                          ---------------          -------------
      Net equipment leased                 Ps.     19,039          Ps.    18,262
                                          ===============          =============

11. Trade Accounts Payable

      At December 31, trade accounts payable consisted of the following:

                                                  1995                1996
                                          ---------------          -------------
Current accounts                           Ps.    287,783           Ps.  254,463
Notes payable                                     544,898                179,197
                                          ---------------          -------------
Total                                       Ps.   832,681           Ps.  433,660
                                          ===============          =============
Long-term notes payable                     Ps.     4,877           Ps.    9,703
                                          ===============          =============

      As of December 31, 1996, the Company has only partially paid amounts invoiced by Telefonos de Mexico, S.A. de C.V. ("Telmex") since it believes that Telmex did not have the legal right to charge certain invoiced amounts. These disputed charges are being negotiated with Telmex. At December 31, 1996, the Company had established adequate reserves to cover these liabilities. Additionally, the Group's subsidiaries have claimed from Telmex the payment of certain fees for reciprocal termination charges which the Company has the right to collect, based on the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) published on June 7, 1995 and the regulations issued thereunder.

12. Income Tax, Assets Tax and Employee Profit Sharing

      In December 1993, the Mexican tax authorities granted the Group permission to file a consolidated income tax return commencing with the tax year beginning January 1, 1994.

      The income tax rate is 34%. The provision for income tax differs from the statutory income tax rate due to temporary and permanent differences in the determination of the income for tax reporting and financial reporting purposes. The most significant temporary differences are the tax deduction for inventory purchases and certain liability accruals which are deductible only when paid for tax purposes. The most important permanent items are the differences between book and tax depreciation, the goodwill amortization and non-deductible expenses.

      In accordance with Mexican accounting principles, no deferred taxes have been provided on temporary differences since such differences are of a recurring nature and their realization cannot be foreseen in a defined period of time.

      The 1.8% (2% in 1994) net assets tax is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.8% assets tax paid may be utilized as a credit against future income tax in the years in which the Company generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the National Consumer Price Index when used. As of December 31, 1996, the net assets tax available as carry forward is Ps.83,194.

      At December 31, 1996, the Group had the following net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings:

       Year of loss       Amount of loss         Expiration year
       ------------       --------------         ---------------
         1991               Ps. 17,474                2001
         1992                      260                2002
         1993                  388,931                2003
         1994                  821,344                2004
         1995                  424,397                2005
         1996                   28,166                2006

      These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include the inflation up to June 1996. Losses include Ps.222,968 and Ps.148,144 of capital stock issuance costs expensed for tax purposes in 1993 and 1994. Such amounts were charged to stockholders' equity in the financial statements.

      Employee profit sharing, generally 10%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the years ended December 31, 1994 and 1996 there was no profit sharing expense. In the year ended December 31, 1995 employee profit sharing expense amounted to Ps.1,956.

      The effective income tax expense at effective rate calculation as of December 31, is as follows:

                 Description                                 1994             1995            1996
--------------------------------------------------       -----------      -----------     -----------
Income tax expense (benefit) at statutory rate           Ps.(213,204)     Ps.(247,589)    Ps.(117,312)
    Add (deduct):
    Inventory purchases less cost of sales                   (37,695)         (78,465)        (31,731)
    Depreciation and amortization                            (18,491)        (115,045)        (94,576)
    Differences between interest and inflationary
      gains or losses                                         24,144          194,021         143,271
    Net assets tax                                            29,521           27,333          33,069
    Application of income tax loss carryforwards             180,495          141,857           9,576
    Provision for doubtful accounts                           12,835            6,300          (1,234)
    Telephones to be amortized                               (22,212)          74,702          50,887
    Goodwill amortized                                        26,055           22,293          24,080
    Other                                                     49,050            1,926          17,039
                                                         -----------      -----------     -----------
Effective income tax expense at effective rate           Ps.  30,498      Ps.  27,333     Ps.  33,069
                                                         ===========      ===========     ===========

      The effective income tax expense represents basically 1.8% tax on assets, which is the alternative minimum tax in Mexico.

13. Commitments and Contingencies

      As of December 31, 1996 the Company has the following commitments and contingent liabilities:

      a) The Company has entered into operating lease agreements for administrative offices, sales branches, and service facilities. Such lease agreements expire at various dates through 2002. Some contain options for renewal. Rental expense was Ps.39,710, Ps.47,840 and Ps.47,018 for the years ended December 31, 1994, 1995 and 1996, respectively.

      Future minimum rental payments under existing leases with terms in excess of one year as of December 31, 1996 are as follows:

      1997                   Ps.  33,007
      1998                        17,489
      1999                        15,038
      2000                        11,652
      Thereafter                   6,249

      b) For the taxes and penalties that the tax authorities may collect if they disagree with the criteria applied by the Company regarding the calculation of some taxes, rights and federal contributions as a result of prior years' tax returns. As of this date there has been no notification of disagreement from the authorities. In February 1996, the Tax authorities (Secretaria de Hacienda y Credito Publico) started an audit in three companies of the Group (Grupo Iusacell, S.A. de C.V., Iusacell, S.A. de C.V. and SOS Telecomunicaciones, S.A. de C.V.). The Company does not anticipate that any tax difference or penalties will be originated by this audit which would be material to the Company's financial position or results of operation or liquidity.

      c) Mitsubishi Electronics America Inc. filed a complaint in the United States on July 18, 1996 against Grupo Iusacell, S.A. de C.V. and Bell Atlantic Corporation. Essentially, Mitsubishi alleges that it had a contract with Grupo Iusacell for the sale of telephone terminals and that Iusacell has breached the contract by not purchasing the terminals. Mitsubishi alleges the contract was for the sale of 60,000 units at a cost of U.S.$0.510 each. Grupo Iusacell has filed a motion to dismiss for lack of personal jurisdiction. Based on external lawyers opinion and because of the pending motions it is too early to evaluate the possibility of settlement or the extent of Grupo Iusacell's exposure, if any, to loss by judgment.

      d) In 1996, the Company received a notification from the authorities requesting the payment of surcharges related to the purchase completed in 3 installments in 1990 of the Region 5 concession. This Region was bought by Grupo Iusacell in 1993 (see Note 2). The opinion of external counsel is that this request is legally unfounded.

14. Contributed Capital

      Series A, B and D represent shares entitling the holder of each share to one vote at the Company's stockholders' meetings. The stockholders of Series L shares may vote only in limited circumstances as described in the Company's bylaws. Stockholder actions on certain matters require approval by both Series A and Series B stockholders.

      Series A shares must always represent not less than 51% of the capital stock with full voting right and, until February 1997, were only acquirable by Mexicans. Series B, D and L shares may be acquired by foreigners or Mexicans.

      Series B and D shares cannot exceed 24.5% of the total capital stock. Series L shares cannot exceed 19% of the total capital stock. Series L shares are not considered in determining the amount or proportion of foreign investment in the Company as long as the shares are listed on the Mexican Stock Exchange.

      In May 1994, the stockholders authorized a 10 for 1 stock split applicable to all outstanding shares of capital stock at December 31, 1993. Information contained in these financial statements has been retroactively adjusted to reflect this split.

      On May 20, 1994, 28,291,350 series D and 66,013,150 series L shares were issued and sold through a public offering for Ps.1,713,962. Capital stock includes Ps.1,340,070 of amounts paid in excess of nominal value. Fees charged by outside advisors for assisting in this sale amounted to Ps.148,144 and were charged to stockholders' equity. In addition 23,957,620 series A shares were converted into an equal number of series L Shares. The converted series A shares were canceled.

      As mentioned in Note 1, on November 26, 1996, Company's shareholders signed an agreement in principle to change the controlling interest of Grupo Iusacell to Bell Atlantic. Following the signed agreement, on December 18, 1996, at an extraordinary stockholders' meeting, the following resolutions modifying the Company's bylaws were adopted:

      1) Series A shares may be acquired by Mexicans and/or foreigners.

      2) The conversion of 200,000,000 Series "B" shares and 166,769,760 Series "D" shares, for 366,769,760 Series "A" shares.

      3) The conversion of 100,000,000 Series "A" shares for 100,000,000 Series "D" shares.

      These resolutions were subject to the authorizations requested before the Foreign Investment National Commission and the Competition Federal Commission. (See Note 18).

      Subject to the above mentioned authorizations and the adoption of such resolutions, the stockholders' decided to increase the fixed portion of the capital stock by up to Ps.720,000 through the issuance of up to 74,163,591 Series "A" shares and up to 54,407,837 Series "D" shares. The present holders of the Series "D" shares had the right to acquire additional Series "D" shares in order to allow them to keep their actual ownership proportion; this right expired fifteen days after the publication of these resolutions in the Diario Oficial de la Federacion (Mexican Federal Official Journal). (See Note
18). After such term expires the remaining shares will be offered for their subscription and payment as follows:

      a) Up to 57,142,857 Series "A" shares to Bell Atlantic Latin America Holdings, Inc. through the capitalization of certain liabilities.

      b) Up to 17,020,734 Series "A" shares and up to 54,407,837 Series "D" shares to FIUSA Pasteje, S.A. de C.V. through the capitalization of certain liabilities.

      At the same stockholders' meeting, a Stock Purchase Plan for the Company's executives was approved. In this regard, the stockholders' meeting decided to increase the fixed portion of the capital stock of up to Ps.100,000 through the issuance of up to 15,625,000 Series "L" shares. The present holders of the Series "L" shares had the right to acquire additional shares in order to allow them to keep its actual ownership proportion; this right expired fifteen days after the publication of this resolution in the Diario Oficial de la Federacion (Mexican Federal Official Journal). After such term expires the remaining shares will be canceled, except for 7,812,500 shares which will be designated to the above mentioned Stock Purchase Plan.

      The changes in the number of shares of common stock for the period January 1, 1994 through December 31, 1996 are analyzed as follows:

                                                                      Number of
                                                                        shares
                                                                     -----------
January 1, 1994 balance (restated for stock split)                   887,319,930
      May 20, 1994 - issuance of common stock through
      primary public offering                                         94,304,500
                                                                     -----------
December 31, 1994 balance                                            981,624,430
      No changes                                                              --
                                                                     -----------
December 31, 1995 balance                                            981,624,430
      No changes                                                              --
                                                                     -----------
December 31, 1996 balance                                            981,624,430
                                                                     ===========

      At December 31, 1995 and 1996, the authorized and outstanding shares of common stock, without par value consist of the following:

                               1995             1996
                           ------------     ------------
Series A                    428,575,540      428,575,540
Series B                    205,562,450      205,562,450
Series D                    204,920,220      204,920,220
Series L                    142,566,220      142,566,220
                           ------------     ------------
Total                       981,624,430      981,624,430
                           ============     ============

15. Earned Capital

      In accordance with the Mexican Corporate Law, a legal reserve must be created, and annually increased by 5% of the annual net earnings until it reaches 20% of the common stock amount. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to capital.

      As defined in the Federal Income Tax Law, a tax on dividends is calculated based on the paid dividends which exceed the taxable net income. The accumulated taxable net income of the the Company as of December 31, 1996 was approximately Ps.68,477.

      The Company cannot pay dividends until it collects them from its subsidiaries. Two subsidiaries (Comcel in Region 5 and Portacel in Region 6) have bank debt that partially restricts their ability to pay dividends to the holding company if certain financial ratios are not met. As of December 31, 1996, such ratios were met. Both companies have accumulated losses at December 31, 1996.

      The earned capital accounts consist of the following:

                                                     December 31, 1995
                                      ----------------------------------------------
                                                       Accumulated
                                        Historical     adjustments
                                          value        for inflation       Total
                                      -------------    -------------   -------------
Legal reserve                           Ps.   1,499   Ps.      1,395    Ps.    2,894
Accumulated losses from prior years        (325,251)          18,794        (306,457)
Net loss for the year                      (805,911)          83,207        (722,704)
Excess from restatement                          --          207,512         207,512
                                      -------------    -------------   -------------
Total                                 (Ps.1,129,663)   Ps.   310,908   (Ps.  818,755)
                                      =============    =============   =============

                                                    December 31, 1996
                                      ----------------------------------------------
                                                       Accumulated
                                        Historical     adjustments
                                          value        for inflation       Total
                                      -------------   --------------   -------------
Legal reserve                          Ps.    1,499    Ps.     1,395    Ps.    2,894
Accumulated losses from prior years      (1,131,162)         102,001      (1,029,161)
Net loss for the year                      (515,635)         174,351        (341,284)
Deficit from restatement                         --         (470,793)       (470,793)
                                      -------------   --------------   -------------
Total                                 (Ps.1,645,298)  (Ps.   193,046)  (Ps.1,838,344)
                                      =============   ==============   =============

16. Foreign Currency Position

      The balance sheet as of December 31, includes assets and liabilities denominated in U.S. dollars as follows:

                                               1995               1996
                                         ----------------   ----------------
Monetary assets                          U.S.$     16,028   U.S.$     12,752
Monetary liabilities                              234,538            254,629
                                         ----------------   ----------------
Net liability position in U.S. dollars   U.S.$    218,510   U.S.$    241,877
                                         ================   ================
Equivalent in nominal Mexican pesos      Ps.    1,691,180   Ps.    1,894,502
                                         ================   ================

            During 1994, 1995 and 1996, interest expense paid and interest income collected on assets and liabilities denominated in US dollars were as follows:

                                            1994               1995               1996
                                        ------------       ------------       ------------

Interest income                         U.S.$  2,935       U.S.$  7,749       U.S.$ 18,298
Interest expense                              14,660             28,779             52,011
                                        ------------       ------------       ------------
Net interest expense                    U.S.$ 11,725       U.S.$ 21,030       U.S.$ 33,713
                                        ============       ============       ============
Equivalent in nominal Mexican pesos     Ps.   58,566       Ps.  162,764       Ps.  264,057
                                        ============       ============       ============

      The exchange rate as of December 31, 1994, 1995 and 1996 was Ps.4.995, Ps.7.7396 and Ps.7.8325 per U.S.$1, respectively. At the issuance date of these financial statements the exchange rate in effect was Ps.7.778 per U.S.$1.

17. Project 450

      During 1994, the Company created a subsidiary to be in charge of providing fixed wireless local telephone services (Project 450). At December 31, the following has been incurred during the start-up phase of the project:

                                                      1995              1996
                                                  ------------      ------------
Fixed assets                                      Ps.  426,607      Ps.  396,850
Capitalized interest                                    30,351           135,318
Inventory                                               13,913            19,976
Pre-operating expenses                                  40,404            60,208
Total                                                  511,275           612,352
                                                  ------------      ------------
                                                  ------------      ------------

      Capitalized interest and pre-operating expenses are included in "Other Assets" in the attached consolidated balance sheet (see Note 9).

      The Company has an agreement with a foreign supplier under which it anticipates buying approximately U.S.$315,000 of network switching equipment and radio base station equipment as well as associated software and technical services for the development of the local wireless network, in a five year period commencing when the Ministry of Communications and Transportation ("SCT") grants the required licenses. The SCT has announced that by the end of 1997 it will auction the frequencies in the 450 MHz band to enable operators to provide services therein.

      The realization of these assets is subject to the acquisition of this frequency. However, the Company's management believes that at least 75% of such fixed assets could be used in its cellular operations.

18. Subsequent events

      On February 12, 1997, Grupo Iusacell's new share ownership and management control structure described more fully in the Notes 1 and 14, received the required Mexican Government authorizations.

      The increase in the fixed portion of the capital stock, agreed to at the extraordinary stockholder's meeting held on December 18, 1996 (see Note 14), was approved on February 18, 1997. The subscription of shares was finally as follows:

            a)    Bell Atlantic    47,017,491 Series "A" shares

            b)    Peralta Family   4,390,619 Series "A" shares
                                   48,754,000 Series "D" shares

      After such subscription and the resolutions adopted to modify the Company's bylaws, Series B shares cannot exceed 29.1% of the total capital stock and Series D Shares cannot exceed 19.9% of the total capital stock.

19. Differences between Mexican and United States Generally Accepted Accounting Principles ("GAAP")

      The Company's consolidated financial statements are prepared based on accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("U.S. GAAP").

      The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below, together with an explanation where appropriate, of the adjustments that affect consolidated net income and stockholders' equity for each of the years ended December 31, 1994, 1995 and 1996.

      a) Deferred income taxes and employee profit sharing

      Under Mexican GAAP deferred income taxes are provided for identifiable, non-recurring timing differences (those expected to reverse over a definite period of time) at rates in effect at the time such differences originate. Benefits from loss carryforwards are not allowed to be recognized before the period in which the carryforward is utilized. For purposes of this reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), for all periods presented.

      SFAS 109 requires an asset and liability method of accounting whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statements carrying amounts and the related tax basis of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

      SFAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

      As described in Note 12, Mexican tax law requires payment of a 1.8% (2% in 1994) tax on the Company's net assets which may be used to offset future income tax obligations. Under Mexican GAAP, the net asset tax is charged to the provision for income taxes. Under SFAS 109, such amounts are treated as a deferred tax benefit and offset by a valuation allowance, if required.

      Employee profit sharing expense, which is based on each subsidiary's taxable income after certain statutory adjustments, is included in the income tax provision under Mexican GAAP. The provision for employee profit sharing is charged to operations for U.S. GAAP purposes.

      b) Capitalized interest

      Under Mexican GAAP, capitalization of interest on assets under construction is allowed but not required. For Mexican GAAP purposes the Company began capitalizing interest on January 1, 1995. Prior to such date interests costs were expensed for Mexican GAAP. Under Mexican GAAP, interest on those obligations which are identified as relating to construction projects is subject to capitalization. For U.S. GAAP purposes interest is capitalized by applying the weighted average rate of borrowings to the average amount of accumulated expenditures for the asset. In 1994, the interest capitalized under Mexican GAAP was not adjusted to reconcile with U.S. GAAP (See Note 19.i). For the years ended December 31, 1995 and 1996, there was no difference in the amounts capitalized under Mexican and U.S. GAAP. As of December 31, 1995 and 1996, the capitalized interest amount to Ps.28,515 and Ps.150,827 respectively.

      c) Acquisitions

      Under Mexican GAAP, assets and liabilities of acquired subsidiaries are carried over to the acquiring entity's financial statements at their book value as of the date of acquisition. The excess of cost over such book value is recorded as "excess of cost of investment in subsidiaries over book value" ("goodwill") in the accompanying balance sheets.

      Under U.S. GAAP, for acquisitions accounted for using the purchase method, the cost of acquiring another entity is allocated to the tangible and identifiable intangible assets based on their fair values at the date of acquisition and liabilities assumed are recorded at their then current fair values. Any excess of cost over such fair values is recorded as goodwill.

      In the accompanying balance sheet the concessions acquired in the acquisitions of Regions 5, 6 and 7, have been recorded at their book value under Mexican GAAP and not at their fair value as required by U.S. GAAP. Substantially all goodwill recorded under Mexican GAAP would be assigned to cellular concessions under U.S. GAAP. However, since acquired concessions are amortized over the same twenty year period as goodwill, there is no effect on U.S. GAAP net income or stockholders' equity.

      d) Investment in Project 450

      Under Mexican GAAP, amounts of capital expenditures, the related finance costs and preoperating costs related to the project 450 have been capitalized.

      Under U.S. GAAP, the amount of these preoperating costs that meet the definition of deferred start-up costs would be expensed as incurred.

      e) Minority interest

      Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and accordingly is deducted as a reconciling item to arrive at U.S. GAAP equity.

      f) Earnings (loss) per share

      Until 1997, there was no requirement for the disclosure of earnings per share ("EPS") under Mexican GAAP. Under U.S. GAAP, disclosure of earnings per share is required for public companies. Accordingly, EPS has been computed for the years ended December 31, 1994, 1995 and 1996, based on the weighted average number of common shares outstanding during such periods.

      g) Effect of inflation accounting on U.S. GAAP adjustments

      In order to determine the net effect on the financial statements of recognizing certain of the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting principles (described in Note 4) to such adjustments.

      h) Extraordinary item

      In the financial statements prepared in accordance with Mexican GAAP amounts of Ps. 136,407 relating to restructuring charges have been classified as an extraordinary item. Under U.S. GAAP such amounts would be classified as operating expenses.

      i) The following is a summary of net loss and stockholders' equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP.

                                                        Year ended December 31,
                                            ------------------------------------------------
                                                1994             1995               1996
                                            ------------     -------------     -------------
Net loss as reported under Mexican GAAP     (Ps. 658,659)    (Ps.  722,704)    (Ps.  341,284)
Deferred income taxes                             55,787           227,497           168,804
Income tax benefit of stock issuance
  costs, recorded in capital                     (50,369)               --                --
Deferred profit sharing                           13,166                --                --
Capitalized interest expense                      (5,118)               --
450 Project investment                                --                --           (60,227)
Gain on net monetary position                      1,560           153,942            99,546
                                            ------------     -------------     -------------
Net loss under U.S. GAAP                    (Ps. 643,633)    (Ps.  341,265)    (Ps.  133,161)
                                            ============     =============     =============
Weighted average number of shares
  outstanding (thousands)                        945,711           981,624           981,624
                                            ============     =============     =============
Net loss per share                          (Ps.    0.68)    (Ps.     0.35)    (Ps.     0.14)
                                            ============     =============     =============

                                                           Year ended December 31,
                                            ---------------------------------------------------
                                                 1994                1995             1996
                                            --------------      -------------     -------------
Stockholders' equity as reported under
  Mexican GAAP                              Ps.  5,273,656      Ps. 4,122,484     Ps. 3,132,193
Minority interest                                   (6,807)            24,072            (5,226)
Capitalized interest expense                        67,443                 --                --
Deferred income taxes                             (229,566)          (659,931)         (236,497)
Project 450 investment                                  --                 --           (60,227)
                                            --------------      -------------     -------------
Stockholders' equity as reported under
  U.S. GAAP                                 Ps.  5,104,726      Ps. 3,486,625     Ps. 2,830,243
                                            ==============      =============     =============

      In 1994 the income tax benefit of Ps.50,369 relating to stock issuance costs, included in the above reconciliation of net loss to U.S. GAAP, would be recorded directly in the capital contributions account in stockholders' equity under U.S. GAAP.

      j) Supplementary U.S. GAAP disclosures

         1) Cash flow information

      Since SFAS 95 does not provide any specific guidance with respect to inflation adjusted financial statements, for U.S. GAAP purposes, the following cash flow statement is presented, using U.S. GAAP balance sheets restated for inflation. Monetary gains and losses, and unrealized foreign exchange gains and losses have been included as operating cash flows reconciling items. Other items have been included based on their cash flows, adjusted by inflation.

                                                                                Year ended December 31,
                                                                    ----------------------------------------------
                                                                          1994            1995           1996
                                                                    --------------    ------------   -------------
Operating activities:
Net loss under U.S. GAAP                                            (Ps. 643,633)     (Ps. 341,265)  (Ps. 133,161)
Adjustments to reconcile net loss to cash provided by (used in)
operating activities:
      Depreciation and amortization                                      553,048           634,078        568,021
      Equity in loss (earnings) of associated companies                   (2,911)           36,773          5,631
      Increase in allowance for doubtful accounts                         70,817            77,580         66,619
      Increase in allowance for obsolete and slow-moving
      inventories                                                         31,523            49,019          3,860
      Minority interest                                                      (42)          (34,789)        (2,987)
      Deferred income taxes and employee profit sharing                  (18,584)         (227,497)      (168,804)

                                                                              Year ended December 31,
                                                                        1994           1995           1996
                                                                   -------------    -----------    -----------
  Gain (loss) on net monetary position and foreign exchange
  losses                                                           Ps.    44,369    Ps.(625,132)   Ps.(571,715)
  Group reorganization reserve                                                --             --        136,407
  Other                                                                   17,729             --             --
  Changes in operating assets and liabilities:
  Accounts receivable                                                   (112,259)         6,909        (81,575)
  Inventories                                                           (136,817)        (4,213)        48,964
  Trade accounts payable and related parties                             558,969        459,917        (63,345)
  Taxes and other payable                                                (19,548)       192,946        119,990
  Income tax                                                                 282            371          4,755
  Other                                                                   (3,367)           175             57
                                                                   -------------    -----------    -----------
  Net cash provided by operating activities                              739,576        224,873        (67,283)
  Financing activities:                                            -------------    -----------    -----------
  Proceeds from (payments of) long-term debt                             533,296         26,085        (98,524)
  Principal payments on long-term debt                                  (964,815)      (411,432)      (284,003)
  Net change in notes payable                                           (468,144)       885,823        253,999
  Sale of capital stock net of issuance costs                          1,516,375             --             --
                                                                   -------------    -----------    -----------
  Total cash provided (used) by financing
  activities:                                                            616,712        500,476       (128,528)

Investing activities:
Purchase of property and equipment                                 Ps.(1,067,976)   Ps.(442,749)   Ps.(198,466)
Acquisition of Regions and investment in associated                     (144,481)       (48,201)        19,799
companies, net of cash acquired
Purchase of other assets                                                (574,759)      (308,863)       298,048
                                                                   -------------    -----------    -----------
Total cash used in investing activities                               (1,787,216)      (799,813)       119,381
                                                                   -------------    -----------    -----------
Net decrease in cash and cash equivalents                               (430,928)       (74,464)       (76,430)
Cash and cash equivalents at beginning of year                           672,718        241,790        167,326
                                                                   -------------    -----------    -----------
Cash and cash equivalents at end of year                           Ps.   241,790    Ps. 167,326    Ps.  90,896
                                                                   =============    ===========    ===========
Interest expense paid                                              Ps.   136,482    Ps. 130,472    Ps. 154,481
                                                                   =============    ===========    ===========
Income tax paid                                                    Ps.    27,419    Ps.  21,156    Ps.  29,681
                                                                   =============    ===========    ===========

As detailed in Note 2, the sale of the investment in Iusatel Chile and the increase in the participation in the equity of Rentacell are non-cash operations.

2) Deferred income taxes and employee profit sharing

      Significant components of deferred income taxes under U.S. GAAP are as follows:
                                                              December 31,
                                                       ------------------------
                                                           1995         1996
                                                       ----------    ----------
Deferred liabilities:
  Inventories                                          Ps. 51,958    Ps. 33,999
  Property and equipment                                1,098,711       844,080
  Cellular telephones to be amortized                      83,123        30,320
  Concessions                                              35,260        10,398
                                                       ----------    ----------
Total deferred tax liabilities                          1,269,052       918,797
                                                       ----------    ----------
Deferred assets:
  Allowance for doubtful accounts                      Ps. 36,750    Ps. 31,620
  Net operating loss and tax credit carryforward          643,327       654,588
  Group reorganization reserve                                 --        46,378
  Allowance for deferred tax assets                        70,956       (50,286)
                                                       ----------    ----------
Total deferred tax assets                                 609,121       682,300
                                                       ----------    ----------
Net deferred tax liabilities                           Ps.659,931    Ps.236,497
                                                       ==========    ==========

      The effect of the restatement of non-monetary assets is recorded directly to stockholders' equity. Accordingly, the deferred taxes related to such assets would be reflected directly in equity under U.S. GAAP. Deferred taxes recorded directly to stockholders' equity relating to the restatement of non-monetary assets were Ps.180,900, Ps.624,169 and (Ps.254,631) for the years ended at December 31, 1994, 1995 and 1996, respectively.

      The Company has recorded a deferred tax asset of Ps.682,300 reflecting the benefit of tax loss carryforwards (see paragraph 2 above), which expire in varying amounts between 2001 and 2006. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during carryforward period are reduced.

3) Fair values of financial instruments

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1995 and 1996.

      Cash and cash equivalents: The carrying amount reported in the balance sheet approximates fair value.

      Notes payable: The carrying amount approximates fair value because of the relatively short period of time between the origin of the obligations and their expected settlement.

      Management believes that the fair value of the Company's long-term debt is not materially different to its carrying value due to the fact that:

            (i) Most of the Company's long-term debt is at variable interest rates; and

            (ii) The fixed rate debt is at interest rates which are not materially different from market rates.

      Consequently, the carrying values and the fair values of the Company's long-term debt are as follows:

                  1995                                    1996
     -------------------------------        ------------------------------
     Carrying Value       Fair Value        Carrying Value      Fair Value
       Ps.973,397         Ps.973,397          Ps.660,281        Ps.660,281

      4) Economic environment

      The Company is a Mexican corporation with substantially all its operations situated in Mexico and approximately 99.5% of its revenues in 1996 resulted from sales generated within Mexico. Accordingly, the economic environment within Mexico, which is significantly affected by the actions taken by the Mexican government, can be expected to have significant impact on the Company's financial condition and results of operations and on the Company's ability to meet its future obligations. The Company imports handsets, cellular sites and other telecommunication equipment, while their pricing and receivable are quoted and stated in Mexican pesos.

      5) Disclosure of certain significant risks and uncertainties

      The carrying values of the Company's property, plant and equipment are dependent on the assumption that these assets will continue to be used in the operation of the Company.

      The Company is currently:

           i) Planning to introduce digital CDMA technology into its communications system. The extent to which the current communication equipment of the Company will become obsolete will depend on the extent to which digital technology is introduced and the compatibility of the choice of the digital technology with the Company's existing technology. As yet the Company has not made a decision regarding the extent of the digital roll out nor the choice of the equipment supplier.

          ii) Exploring alternatives to Project 450 in the provision of local telephone services. The Company has not made a decision whether to continue Project 450 or to purchase alternatives and accordingly, is continuing its trial program to provide local wireless service in the 450 MHz frequency band.

      Based on any such decisions, it is reasonably possible that the estimated useful lives of the Company's communication equipment will be reduced significantly in the near term. As a result, the carrying amount of the Company's communication equipment may be reduced materially in the near term.

                         REPORT OF INDEPENDENT AUDITORS
                        ON FINANCIAL STATEMENTS SCHEDULES

The Board of Directors
Grupo Iusacell, S.A. de C.V. and Subsidiaries

We have audited the consolidated Financial Statements of Grupo Iusacell, S.A. de C.V. and subsidiaries as of December 31, 1996 and 1995, and for the year then ended and have issued our report thereon dated February 21, 1997 (included elsewhere in this Annual Report 20-F). Our audits also included the financial schedules listed in Item 19 of this Annual Report 20-F. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, based on our audit, the financial statements schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                              Coopers & Lybrand
                                        Despacho Roberto Casas Alatriste

                                            /s/ Juan Manuel Ferron Solis
                                            ----------------------------
                                            Juan Manuel Ferron Solis
                                               Public Accountant

Mexico City, D.F., Mexico.
February 21, 1997.

                         REPORT OF INDEPENDENT AUDITORS
                        ON FINANCIAL STATEMENTS SCHEDULES

The Board of Directors
Grupo Iusacell, S.A. de C.V. and Subsidiaries

We have audited the consolidated financial statements of Grupo Iusacell, S.A. de C.V. and subsidiaries as of December 31, 1994, and for the year then ended and have issued our report thereon dated February 17, 1995 (included elsewhere in this Annual Report 20-F). Our audit also included the financial statement schedule listed in Item 19 of this Annual Report 20-F. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. We did not audit the financial statements of two consolidated subsidiaries which statements reflect total revenues constituting 14% of the related consolidated total. Those financial statements were audited by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for these subsidiaries, is based solely on the reports of the other auditors.

In our opinion, based on our audit and the reports of other auditors, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                  Mancera, S.C.
                                A Member of Ernst & Young International, L.L.P.

Mexico City,
February 17, 1995

                         REPORT OF INDEPENDENT AUDITORS
                        ON FINANCIAL STATEMENT SCHEDULES

Stockholders
SOS Telecomunicaciones, S.A. de C.V.

      We have audited the financial statements of SOS Telecomunicaciones, S.A. de C.V. as of December 31, 1994, and for the year then ended, and have issued our report thereon dated February 10, 1995, (included elsewhere in this Annual Report F-20). Our audit also included the financial statements schedules listed in Item 19 of this Annual Report F-20. These schedules are the responsiblity of the Company's management. Our responsibility is to express an opinion based on our audit.

      In our opinion, based on our audit the financial statements schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          Prieto, Ruiz de Velasco y Cia., S.C.

                                            /s/ Ignacio Pineda Luna CPA
                                           -----------------------------
                                                Ignacio Pineda Luna CPA
                                                           Partner

Mexico City
February 21, 1997

                         REPORT OF INDEPENDENT AUDITORS
                        ON FINANCIAL STATEMENTS SCHEDULES

The Board of Directors
Comunicaciones Celulares de Occidente, S.A. de C.V.

We have audited the balance sheet of Comunicaciones Celulares de Occidente, S.A. de C.V. as of December 31, 1994, and have issued our report thereon dated February 10, 1995 (included elsewhere in this Annual Report 20-F). Our audit also included the financial schedules listed in Item 19 of this Annual Report 20-F. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, based on our audit, the financial statements schedules referred to above, when considered in relation to the balance sheets, present fairly in all material respects the information set forth therein.

                                              Coopers & Lybrand
                                            Despacho Roberto Casas Alatriste
                                           /s/Juan Manuel Ferron Solis
                                           ---------------------------
                                            Juan Manuel Ferron Solis
                                               Public Accountant

Mexico City, D.F., Mexico.
February 13, 1995.

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                    YEARS ENDED DECEMBER 1994, 1995 AND 1996
               (THOUSANDS OF MEXICAN PESOS, WITH PURCHASING POWER
                            AS OF DECEMBER 31, 1996)

COL. A                                  COL.B                     COL. C                  COL. D           COL.E
-----------------------------------   ----------       --------------------------       ----------       ----------
                                                                ADDITIONS
                                      BALANCE AT       CHARGED TO      CHARGED TO                        BALANCE AT
                                      BEGINNING        COST AND        OTHER                             END OF
DESCRIPTION                           OF PERIOD        EXPENSES        ACCOUNTS         DEDUCTIONS       PERIOD
-----------                           ----------       ----------      ----------       ----------       ----------
1994
ALLOWANCE FOR OBSOLETE AND SLOW-
MOVING INVENTORIES.................    $ 24,625         $ 31,523        $      --       $                 $ 56,148

ALLOWANCE FOR DOUBTFUL ACCOUNTS ...     159,128           59,710               --          72,670          146,168

1995
ALLOWANCE FOR OBSOLETE AND SLOW-
MOVING INVENTORIES.................      56,148            1,680               --           8,809           49,019

ALLOWANCE FOR DOUBTFUL ACCOUNTS ...     146,168           77,580               --         112,438          111,311

1996
ALLOWANCE FOR OBSOLETE AND SLOW-
MOVING INVENTORIES.................      49,019            3,860               --          20,674           32,205

ALLOWANCE FOR DOUBTFUL ACCOUNTS ...     111,311           66,619               --          84,930           93,000
ALLOWANCE FOR OBSOLETE FIXED ASSETS          --          104,700               --              --          104,700

                                  ANNUAL REPORT
                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  EXHIBIT INDEX

Exhibit
Number                     Description of Exhibit                           Page
-------                    ----------------------                           ----

1.A   Bylaws of Grupo Iusacell, S.A. de C.V., as amended.                     1

2.B   1996 Share Conversion Agreement dated December 27, 1996 among           1
      Grupo Iusacell, S.A. de C.V., Alejo Peralta, Carlos Peralta,
      Iusa Grupo Comunicaciones S.A. de C.V., Langness Investments
      Limited, FIUSA Pasteje, S.A. de C.V. and Bell Atlantic Latin
      America Holdings, Inc.

2.C   Amended and Restated Shareholders Agreement dated February 18,          1
      1997 among Grupo Iusacell, S.A. de C.V., Alejo Peralta, Carlos
      Peralta, Iusa Grupo Comunicaciones S.A. de C.V., Langness
      Investments Limited, FIUSA Pasteje, S.A. de C.V., Bell Atlantic
      Latin America Holdings, Inc., Bell Atlantic New Zealand
      Holdings, Inc. and Bell Atlantic International, Inc.

2.D   Long-distance Concession                                                1

2.E   Chase Manhattan Bank, N.A. credit agreement dated February 16,          1
      1996, as amended.