Form 20-F/A
period 1997-12-31
IUSACELL GROUP S A DE C V
filed 1999-10-27
CIK 923570

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                    Form 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997
                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    for the transition period from      to

                         Commission File Number 1-13120

                          GRUPO IUSACELL, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

    IUSACELL GROUP, INC.                          THE UNITED MEXICAN STATES
      (Translation of                                  (Jurisdiction of
Registrant's name into English)                 incorporation or organization)

                              ---------------------

                      Prolongacion Paseo de la Reforma 1236
                                Colonia Santa Fe
                              Delegacion Cuajimalpa
                           05348 Mexico, D.F., Mexico
                    (Address of principal executive offices)

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

--------------------

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

             U.S. $148,215,000   10% Series B Senior Notes Due 2004

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

          Series A Capital Stock                  746,753,410  Shares
          Series B Capital Stock                    5,562,450  Shares
          Series D Capital Stock                  186,904,725  Shares
          Series L Capital Stock                  150,208,638  Shares

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

      Indicate by check mark which financial statement item the registrant has elected to follow:
                            Item 17 |_| Item 18 |X|

This Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 1997 is made:

      (a) To provide certain additional disclosures in our consolidated financial statements required to be provided as a condition to our wholly-owned subsidiaries listed on Schedule A to this amendment not having to comply with the separate financial statement requirements of Section 13 and 15(d) of the Securities and Exchange Act of 1934, as amended. The terms of the exemption from the reporting requirements are more fully set forth in a no-action letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated September 15, 1999 (the "No-Action Letter").

      (b) To restate our consolidated financial statements to reflect a recent reassessment of our accounting treatment under Mexican GAAP (but not under US GAAP, which remains unchanged) of a Ps.928.0 million (U.S.$115.0 million) impairment of the investment in our analog telecommunications network, which resulted in a change from a charge against stockholders' equity to a charge against operating results.

      (c) To amend "Item 8. Selected Financial Data" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" to reflect the reassessment referred to in (b) above.

      (d) To correct certain information previously provided in "Item 5. Nature of Trading Market" relating to the high, low and period end sales prices and average trading volume of our series D and L shares on the Mexican Stock Exchange as reported by the Mexican Stock Exchange, and the high, low and period end sales price and the average daily trading volume of our series D and L ADSs on The New York Stock Exchange as reported by The New York Stock Exchange.

      (e) To amend certain information provided in "Item 8. Selected Financial Data" regarding 1997 average monthly MOUs per subscriber and nominal average monthly revenue per subscriber in order to conform the methodology used to standards applied by global cellular carriers.

      (f) To amend "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" to provide certain additional disclosure requested in the No-Action Letter.

Except for the above-specified modifications, our Annual Report on Form 20-F for the year ended December 31, 1997, which was filed with the Securities and Exchange Commission on June 30, 1998, is incorporated herein by reference.

A. AMENDMENT TO ITEMS 8 AND 9.

The corresponding 1997 numbers in Item 8 and the 1997-1996 comparison of results of operations in Item 9 of our Annual Report on Form 20-F for the year ended December 31, 1997 filed on June 30, 1998 are hereby amended to reflect the restated consolidated financial statements set forth herein.

In particular, a new paragraph is added to the 1997-1996 comparison immediately above the "Net Income (Loss)" comparison as follows:

"Provision for Equipment Impairment

As a result of a reassessment of the accounting for the impairment charge related to the Company's analog communications network, a provision of Ps.928.0 million (U.S.$115.0 million) was recorded for 1997. This results in a corresponding increase in net loss for 1997. See Note 21 to the Consolidated Financial Statements."

B. AMENDMENT TO ITEM 5.

The corresponding text in Item 5 of Form 20-F of Grupo Iusacell, S.A. de C.V. for the year 1997 filed on June 30, 1998 is hereby replaced by the following text:

"The following tables set forth for the period indicated the high, low and period end sales prices and the average daily trading volume of the series D and L shares on the Mexican Stock Exchange as reported by the Mexican Stock Exchange, and the high, low and period end sales price and the average daily trading volume of the series D and L ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

                         Mexican Stock Exchange (in Ps.)

                                                                                                   Average Daily
Period                                                           High         Low       Close      Trading Volume
------                                                           ----         ---       -----      --------------
                                                                                                      (shares)
Series D
First Quarter 1996........................................       7.05         6.93       6.93          207,662
Second Quarter 1996.......................................       7.05         6.65       7.03           41,162
Third Quarter 1996(1).....................................       7.03         7.03       7.03                0
Fourth Quarter 1996.......................................       7.03         5.02       5.02           17,305

First Quarter 1997........................................       7.15         4.94       7.15           18,674
Second Quarter 1997.......................................      11.08         7.17      11.08            7,938
Third Quarter 1997........................................       9.77         9.77       9.77          156,053
Fourth Quarter 1997.......................................      12.75         9.07      12.75        1,116,243

Series L
First Quarter 1996........................................       9.58         8.00       8.48          135,641
Second Quarter 1996.......................................      10.08         8.30       8.32          224,968
Third Quarter 1996........................................       8.28         5.99       5.99          113,222
Fourth Quarter 1996.......................................       7.14         5.39       6.99          112,660

First Quarter 1997........................................       9.34         6.79       8.46           72,876
Second Quarter 1997.......................................      13.97         8.98      13.97           25,143
Third Quarter 1997........................................      14.77        13.47      13.97          105,640
Fourth Quarter 1997.......................................      17.24        12.97      17.20          119,838

----------
(1)   There was no trading of series D shares in the third quarter of 1996.

                       New York Stock Exchange (in U.S.$)

                                                                                                 Average Daily
Period                                                          High       Low        Close     Trading Volume
------                                                          ----       ---        -----     --------------
                                                                                                    (ADSs)
Series D
First Quarter 1996........................................     11.125      8.500       8.875          7,562
Second Quarter 1996.......................................     11.250      8.375       8.750          4,974
Third Quarter 1996........................................      8.875      6.625       6.750          1,845
Fourth Quarter 1996.......................................      7.125      5.625       5.750         12,652

First Quarter 1997........................................      9.625      5.605       8.375          9,958
Second Quarter 1997.......................................     15.125      8.375      14.750         10,238
Third Quarter 1997........................................     16.000     10.875      12.500          5,648
Fourth Quarter 1997.......................................     15.875     12.000      15.250         13,277

Series L
First Quarter 1996........................................     13.250     10.500      10.875         35,172
Second Quarter 1996.......................................     14.125     10.500      10.750         27,211
Third Quarter 1996........................................     10.750      7.500       7.500         19,803
Fourth Quarter 1996.......................................      9.375      6.750       7.625         33,188

First Quarter 1997........................................     12.000      7.125      10.375         54,169
Second Quarter 1997.......................................     18.875     10.750      18.375         44,148
Third Quarter 1997........................................     20.000     15.375      19.938         45,653
Fourth Quarter 1997.......................................     22.438     17.125      21.688         38,135"

C. AMENDMENT TO ITEM 8

      o The number for average monthly MOUs per subscriber which appears in the 1997 column in Item 8 (as well as references which appear in the section "Year Ended December 31, 1997 as Compared to Year Ended December 31, 1996--Revenues" of Item 9) should be "105" as opposed to "100".

      o Footnote 9 in Item 8 is replaced in its entirety by the following text:

            "(9) Effective January 1, 1998, the Company changed the methodology by which it determines average monthly MOUs (minutes of use) per subscriber. Average monthly MOUs per subscriber for a given period are now calculated by dividing total MOUs in the period by the sum of the monthly average subscribers for each of the months in such period. Only 1997 average monthly MOUs per subscriber information, which was 98 under the old methodology, has been restated under the new methodology. The average monthly MOUs per subscriber data for 1993 through 1996 are presented under the old methodology, which calculates average monthly MOUs per subscriber for a given period by dividing the total minutes of use for the respective period by the number of average subscribers for the respective period and dividing the result by the number of months in such period."

      o The amount for nominal average monthly revenue per subscriber which appears in the 1997 column in Item 8 (as well as references which appear in the section "Year Ended December 31, 1997 as Compared to Year Ended December 31, 1996--Revenues" of Item 9) should be "Ps.464" as opposed to "Ps.495".

      o Footnote 10 in Item 8 is replaced in its entirety by the following text:

            "(10) Effective January 1, 1998, the Company changed the methodology by which it determines nominal average monthly cellular revenue per subscriber (ARPU). ARPU for a given period is now calculated by dividing the sum of the monthly cellular service revenue for each of the months in the period by the sum of the monthly average cellular subscribers for each of the months in such period. Only 1997 ARPU information, which was Ps.451 under the old methodology, has been restated under the new methodology. The ARPU for 1993 through 1996 is presented under the old methodology, which calculates ARPU for a given period by dividing the total cellular service revenue for the respective period by the average number of subscribers for the respective period and dividing the quotient by the number of months in such period."

D. AMENDMENT TO ITEM 9

Two new paragraphs are added to the end of the sub-section entitled "--Liquidity and Capital Resources--Liquidity" as follows:

"The Indenture imposes certain restrictions on the ability of the Company and its Restricted Subsidiaries (as defined therein), including the subsidiaries of the Company guaranteeing the 10% Senior Notes, to (i) pay dividends or make distributions on the Company's Capital Stock or pay any Indebtedness (as defined therein) owed to the Company or any other Restricted Subsidiary; (ii) make any loans or advances to the Company or any other Restricted Subsidiary; or (iii) transfer any of its property or assets to the Company or any other Restricted Subsidiary."

"There are no restrictions on the ability of any Restricted Subsidiary to pay dividends or make distributions to the Company."

E. FINANCIAL STATEMENTS

The financial statements included pursuant to Item 18 of Form 20-F of Grupo Iusacell, S.A. de C.V. for the year ended December 31, 1997, filed on June 30, 1998, are hereby replaced in their entirety by the following text:

The Board of Directors of

      Grupo Iusacell, S. A. de C. V.:

      We have audited the accompanying consolidated balance sheets of Grupo Iusacell, S. A. de C. V. (the "Company") and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      a. The carrying values of the Company's property, plant and equipment related to the 450 project are dependent on the assumption that these assets will continue to be used in the operations of the Company. As a result of the delays experienced by the Company and the uncertainty relating to the Company's ability, at a commercially reasonable cost, to implement full scale local wireless service in the 450 MHz frequency band, the Company may determine not to pursue such service. In that event, the Company would record substantial non-cash losses, consisting of the write off of assets in the range of Ps. 826,100, including about 90% of the tangible assets and all the preoperative expenses (see Note 19.k).

      b. As mentioned in Note 4.b, until December 31, 1996, the Company restated Property and Equipment, net, and depreciation for the year, based on fair market values determined from appraisals performed by independent appraisers; as a result of the application of the Fifth Amendment of Bulletin B-10, modified, issued by the Mexican Institute of Public Accountants, for the period ended December 31, 1997, such method was changed to the method of restating based on the National Consumer Price Index. For this reason amounts as of December 31, 1997 for the above-mentioned items are not comparable with the figures as of December 31, 1996.

      c. As of December 31, 1996, the Company established a reserve for restructuring costs for Ps. 157,850,000, which was charged to the consolidated income statement as an extraordinary expense (see Notes 2, 4.d and 8.b to the consolidated financial statements).

      d. The attached financial statements as of and for the year ended December 31, 1997 have been restated, as mentioned in Note 4.b.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Iusacell, S. A. de C. V. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of its operations, changes in stockholders' equity and changes in its consolidated financial position for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in Mexico.

      Accounting principles generally accepted in Mexico vary in certain respects from accounting principles generally accepted in the United States. In our opinion, based on our audits, application of accounting principles generally accepted in the United States would have affected the determination of the amount shown as net loss for the years ended December 31, 1997, 1996 and 1995 and the total amount of stockholders' equity as of December 31, 1997 and 1996 to the extent summarized in Note 19 to the consolidated financial statements.

                                                 COOPERS & LYBRAND
                                         DESPACHO ROBERTO CASAS ALATRISTE

                                             Juan Manuel Ferron Solis
                                                 Public Accountant

Mexico City, D. F., Mexico.
February 16, 1998, June 30,
1998 for Notes 19 and
20 and paragraph a, and
April 27, 1999 for Note 21
and paragraph d.

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                              (Notes 1, 2, 3 and 4)
    (Adjusted for price-level changes and expressed in thousands of constant
                     Mexican pesos as of December 31, 1997)

                                                                          1997                   1996                   1995
                                                                      ------------           ------------          ------------
REVENUES:
  Services                                                            Ps.1,543,132           Ps.1,591,637          Ps.1,756,274
  Telephone equipment sales and other                                      317,354                256,728               312,936
                                                                      ------------           ------------          ------------
                                                                         1,860,486              1,848,365             2,069,210
                                                                      ------------           ------------          ------------
COST OF SALES:
  Cost of services                                                         514,215                583,533               643,895
  Cost of telephone equipment and other                                    201,447                143,129               173,690
                                                                      ------------           ------------          ------------
                                                                           715,662                726,662               817,585
                                                                      ------------           ------------          ------------
              Gross profit                                               1,144,824              1,121,703             1,251,625
                                                                      ------------           ------------          ------------

OPERATING EXPENSES                                                         743,777                800,763               913,942

DEPRECIATION AND AMORTIZATION                                              581,926                657,314               728,100
                                                                      ------------           ------------          ------------
              Operating loss                                         (     180,879)         (     336,374)        (     390,417)
                                                                      ------------           ------------          ------------

PROVISION FOR EQUIPMENT IMPAIRMENT (Note 4.b)                              928,000                     --                    --
                                                                      ------------           ------------          ------------

INTEGRAL FINANCING COST (GAIN):
  Interest expense, net                                                    248,200                305,573               188,354
  Foreign exchange loss (gain), net                                         48,464          (      67,531)              766,614
  Gain from monetary position                                        (     292,724)         (     378,659)        (     545,261)
                                                                      ------------           ------------          ------------
                                                                             3,940          (     140,617)              409,707
                                                                      ------------           ------------          ------------
EQUITY  PARTICIPATION  IN  NET  (GAIN)
  LOSS OF ASSOCIATED COMPANIES (Note 7)                              (     157,688)                 6,516                42,554
                                                                      ------------           ------------          ------------
              Loss on  continuing operations
               before  assets  tax, employee
               profit sharing,  minority in-
               terest and extraordinary item                         (     955,131)         (     202,273)        (     842,678)
                                                                      ------------           ------------          ------------
PROVISIONS FOR
  Assets tax                                                                45,335                 38,267                31,630
  Employee profit sharing                                                       --                     --                 2,263
                                                                      ------------           ------------          ------------
                                                                            45,335                 38,267                33,893
                                                                      ------------           ------------          ------------
              Loss before minority interest
               and extraordinary item                                (   1,000,466)         (     240,540)        (     876,571)

MINORITY INTEREST                                                              207                  3,456                40,258
                                                                      ------------           ------------          ------------
              Loss before extraordinary item                         (   1,000,259)         (     237,084)        (     836,313)

EXTRAORDINARY ITEM:
  Group reorganization charge
    (Notes 2, 4.d and 8.b)                                                      --                157,850                    --
                                                                      ------------           ------------          ------------
              Net loss for the year                                  (Ps.1,000,259)         (Ps.  394,934)        (Ps.  836,313)
                                                                      ============           ============          ============

WEIGHTED AVERAGE NUMBER OF SHARES OF
  COMMON STOCK OUTSTANDING (thousands)                                   1,070,825                981,624               981,624
                                                                      ============           ============          ============

LOSS PER SHARE BEFORE EXTRAORDINARY
  ITEM (pesos)                                                       (Ps.     0.07)         (Ps.     0.24)        (Ps.     0.85)
                                                                      ============           ============          ============

NET LOSS PER SHARE (pesos)                                           (Ps.     0.07)         (Ps.     0.40)        (Ps.     0.85)
                                                                      ============           ============          ============

        The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                              (Notes 1, 2, 3 and 4)
    (Adjusted for price-level changes and expressed in thousands of constant
                     Mexican pesos as of December 31, 1997)

                                                                          1997                     1996                  1995
                                                                      ------------             ------------          ------------
OPERATING ACTIVITIES:
  Loss before extraordinary item                                     (Ps.1,000,259)           (Ps.  237,084)        (Ps.  836,313)
  Items not requiring the use of resour-
   ces:
     Depreciation and amortization                                         581,926                  657,314               733,755
     Provision for equipment impairment                                    928,000                       --                    --
     Equity participation in net (gain)
      loss of associated companies                                   (     157,688)                   6,516                42,554
     Minority interest                                               (         207)           (       3,456)        (      40,258)
                                                                      ------------             ------------          ------------
                                                                           351,772                  423,290         (     100,262)

  Resources (used for) provided by ope-
     rating activities-
        Trade accounts receivable                                    (      51,916)                  41,615               134,849
        Related parties                                              (     362,230)                 357,561                43,353
        Recoverable taxes and other                                  (     132,582)           (      27,552)               86,092
        Inventories                                                  (     153,352)                  61,126                51,849
        Trade accounts payable                                             194,995            (     456,162)              296,386
        Taxes and other payables                                     (      74,071)                 104,767                93,019
        Income tax                                                           1,759                    5,729                 1,345
        Employee profit sharing                                      (          65)           (         227)        (         915)
        Other                                                                  108                       66                   202
                                                                      ------------             ------------          ------------
               Resources (used for) provided
                by operating activities  be-
                fore extraordinary item                              (     225,582)                 510,213               605,918

  Extraordinary item:
     Group reorganization charge                                                --                  157,850                    --
                                                                      ------------             ------------          ------------
               Resources (used for) provided
                by operating activities                              (     225,582)                 352,363               605,918
                                                                      ------------             ------------          ------------
FINANCING ACTIVITIES:
  Proceeds from long-term debt                                           2,218,837                  113,240                30,186
  Principal payments on long-term debt                               (     717,849)           (     555,900)        (     476,109)
  Net change in notes payable                                        (     806,668)                  62,946               679,379
  Increase of capital stock                                                698,502                       --                    --
                                                                      ------------             ------------          ------------
               Resources provided by (used
                for)financing activities                                 1,392,822            (     379,714)              233,456
                                                                      ------------             ------------          ------------
INVESTING ACTIVITIES:
  Purchase of property and equipment                                 (     677,853)           (     276,015)        (     512,349)
  Sale of common stock of associated
     companies 247,309                                                      22,911            (      55,778)
  (Purchase) disposal of other assets                                (     724,384)                 192,010         (     357,416)
                                                                      ------------             ------------          ------------
               Resources used for investing
                activities                                           (   1,154,928)           (      61,094)        (     925,543)
                                                                      ------------             ------------          ------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                          12,312            (      88,445)        (      86,169)

CASH  AND  CASH  EQUIVALENTS AT THE
  BEGINNING OF THE YEAR                                                    105,185                  193,630               279,799
                                                                      ------------             ------------          ------------
CASH AND  CASH  EQUIVALENTS  AT THE
  END OF THE YEAR                                                     Ps.  117,497             Ps.  105,185          Ps.  193,630
                                                                      ============             ============          ============

        The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1996
                              (Notes 1, 2, 3 and 4)
    (Adjusted for price-level changes and expressed in thousands of constant
                     Mexican pesos as of December 31, 1997)

                                                                                                   1997             1996
                                                                                               ------------     ------------
                         ASSETS
CURRENT:
    Cash and cash equivalents                                                                  Ps.  117,497     Ps.  105,185
                                                                                               ------------     ------------
    Accounts receivable:
        Trade, net of Ps.78,136 and Ps.106,808 of
           allowance for doubtful accounts in 1997
           and 1996, respectively (Note 4.d)                                                        204,512          152,596
        Related parties (Note 5)                                                                     44,028            8,178
        Recoverable taxes and other                                                                 226,084           93,502
                                                                                               ------------     ------------
                                                                                                    474,624          254,276
                                                                                               ------------     ------------
    Inventories (Note 6)                                                                            269,069          115,717
                                                                                               ------------     ------------
                  Total current assets                                                              861,190          475,178

INVESTMENT IN ASSOCIATED COMPANIES (Note 7)                                                          17,781          101,669
PROPERTY AND EQUIPMENT, net (Note 8)                                                              3,014,660        3,595,776
OTHER ASSETS, net (Note 9)                                                                        1,265,545          718,372
EXCESS OF COST OF INVESTMENTS IN SUBSIDIARIES OVER BOOK VALUE, net of
    accumulated amortization of Ps.252,197 in 1997 and Ps.191,632 in 1996
    (Note 4.i)                                                                                    1,516,019        1,589,765
                                                                                               ------------     ------------
                  Total assets                                                                 Ps.6,675,195     Ps.6,480,760
                                                                                               ============     ============

                          LIABILITIES
CURRENT:
    Notes payable (Note 10)                                                                    Ps.    2,663     Ps.  809,331
    Current portion of long-term debt (Note 10)                                                          --          122,126
    Trade accounts payable (Note 11)                                                                704,014          501,831
    Related parties (Note 5)                                                                         80,294          406,674
    Taxes and other payables                                                                        325,794          399,865
    Income tax (Note 12)                                                                              8,833            7,074
    Employee profit sharing (Note 12)                                                                    78              143
                                                                                               ------------     ------------
                  Total current liabilities                                                       1,121,676        2,247,044

LONG-TERM DEBT (Note 10)                                                                          2,218,837          595,723
TRADE ACCOUNTS PAYABLE, LONG-TERM (Note 11)                                                           4,040           11,228
COMMITMENTS AND CONTINGENCIES (Notes 4.k and 13)                                                      2,299            2,191
                                                                                               ------------     ------------
                  Total liabilities                                                               3,346,852        2,856,186
                                                                                               ------------     ------------
                     STOCKHOLDERS' EQUITY
CONTRIBUTED CAPITAL (Notes 14 and 15):
    Capital stock:
        Nominal                                                                                   2,979,286        2,356,153
        Restatement                                                                               3,403,818        3,328,449
                                                                                               ------------     ------------
                                                                                                  6,383,104        5,684,602
                                                                                               ------------     ------------
    Capital contributed:
        Nominal                                                                                      18,655           18,655
        Restatement                                                                                  42,601           42,601
                                                                                               ------------     ------------
                                                                                                     61,256           61,256
                                                                                               ------------     ------------
                                                                                                  6,444,360        5,745,858
                                                                                               ------------     ------------
EARNED CAPITAL (Note 15):
    Accumulated losses:
        Legal reserve                                                                                 3,349            3,349
        For prior years                                                                       (   1,585,879)   (   1,190,945)
        For the year                                                                          (   1,000,259)   (     394,934)
                                                                                               ------------     ------------
                                                                                              (   2,582,789)   (   1,582,530)
                                                                                               ------------     ------------
        Deficit from restatement                                                              (     544,802)   (     544,802)
                                                                                               ------------     ------------
                  Total majority stockholders' equity                                             3,316,769        3,618,526

MINORITY INTEREST                                                                                    11,574            6,048
                                                                                               ------------     ------------
                  Total stockholders' equity                                                      3,328,343        3,624,574
                                                                                               ------------     ------------
                  Total liabilities and stockholders'
                   equity                                                                      Ps.6,675,195     Ps.6,480,760
                                                                                               ============     ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                              (Notes 1, 2, 3 and 4)
    (Adjusted for price-level changes and expressed in thousands of constant
                     Mexican pesos as of December 31, 1997)

                                                          Accumulated losses
                                   Capital    -------------------------------------------                        (Deficit)
                                    stock        Capital        Legal            Prior         For the          excess from
                                 subscribed   contributions    reserve           years           year           restatement
                                ------------  ------------------------       ------------     -----------       -----------
Balance at December
    31, 1994                    Ps.5,684,602     Ps.61,256    Ps.3,349       Ps.  407,568     (Ps.762,200)      Ps. 700,223
Application of 1994 net
    loss                                                                    (     762,200)        762,200
Recognition of the
    effects of inflation
    on the financial
    statements                                                                                                 (   460,090)
Minority interest for
    the year
Net loss for the year                                                                         (   836,313)
                                ------------     ---------    --------       ------------      ----------       ----------
Balance at December
    31, 1995                       5,684,602        61,256       3,349      (     354,632)    (   836,313)         240,133
Application of 1995 net
    loss                                                                    (     836,313)        836,313
Recognition of the
    effects of inflation
    on the financial
    statements                                                                                                 (   784,935)
Minority interest for
    the year
Net loss for the year                                                                         (   394,934)
                                 ------------    ---------    --------       ------------      ----------       ----------
Balance at December
    31, 1996                        5,684,602       61,256       3,349      (   1,190,945)    (   394,934)     (   544,802)
Application of 1996 net
    loss                                                                    (     394,934)        394,934
Increase in capital
    stock from the
    capitalization of
    stockholders' debt                615,345
Increase in capital
    stock through the
    issuance of shares
    under the Executive
    Stock Purchase Plan                83,157
Minority interest for
    the year
Net loss for the year                                                                        (  1,000,259)
                                 ------------    ---------     --------      ------------    ------------     ------------
Balance at December
    31, 1997                     Ps.6,383,104    Ps.61,256     Ps.3,349     (Ps.1,585,879)   (Ps1,000,259)   (Ps.  544,802)
                                 ============    =========     ========      ============    ============     ============

                                                 Total
                              Minority        stockholders'
                              Interest           equity
                             ---------        ------------
Balance at December          Ps. 7,877        Ps.6,102,675
    31, 1994
Application of 1994 net                                 --
    loss
Recognition of the
    effects of inflation
    on the financial                         (     460,090)
    statements
Minority interest for       (   35,733)
    the year                                 (     836,313)
Net loss for the year        ---------        ------------

Balance at December         (   27,856)          4,770,539
    31, 1995
Application of 1995 net                                 --
    loss
Recognition of the
    effects of inflation
    on the financial                         (     784,935)
    statements
Minority interest for           33,904              33,904
    the year                                 (     394,934)
Net loss for the year        ---------        ------------

Balance at December              6,048           3,624,574
    31, 1996
Application of 1996 net                                 --
    loss
Increase in capital
    stock from the
    capitalization of                              615,345
    stockholders' debt
Increase in capital
    stock through the
    issuance of shares
    under the Executive                             83,157
    Stock Purchase Plan
Minority interest for            5,526               5,526
    the year                                 (      72,259)
Net loss for the year        ---------        ------------

Balance at December          Ps.11,574        Ps.3,328,343
    31, 1997                 =========        ============

        The accompanying notes are an integral part of these consolidated financial statements.

1128 (G26) 060298/270298 B5-03 A

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 1997, 1996 AND 1995
          (Adjusted for price-level changes and expressed in thousands of constant Mexican pesos as of December 31, 1997 and
                           thousands of U.S. Dollars)

1. Entity and Nature of Business

      Grupo Iusacell, S.A. de C.V. (the "Company") is a holding Company which was incorporated on October 6, 1992. Its subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in four contiguous market areas ("Regions") in Mexico. In October 1995, the Company received a concession from the Mexican government to operate as a long distance carrier and started its operations in this market in August 1996. During 1996, the Company also signed a joint venture agreement for the operation of nationwide and international paging services. The Company started to provide paging services in August 1996.

      Affiliated companies of each of the Peralta Family and Bell Atlantic Corporation ("Bell Atlantic") hold substantial ownership interests (direct or indirect) in the Company.

      On December 27, 1996, the Company's stockholders signed a definitive agreement to change the management control of Grupo Iusacell, S.A. de C.V., from the Peralta Family to Bell Atlantic, subject to certain Mexican government approvals. Bell Atlantic assumed such management control on February 18, 1997 (see Note 14).

      The Company and its subsidiaries are referred to collectively herein as the "Group" or "Grupo Iusacell".

2. Acquisitions and Group Reorganization

      Acquisitions of Regions 5, 6 and 7

            In 1993, the Company obtained ownership of Sistemas Telefonicos Portatiles Celulares, S.A. de C.V. ("Portacel") and
            Telecomunicaciones del Golfo, S.A. de C.V. ("Telgolfo"). Portacel and Telgolfo hold the non-wireline cellular concessions for Region 6 and Region 7, respectively.

            The cost incurred in 1993 to acquire control of Portacel and Telgolfo amounted to Ps. 924,731, of which Ps. 788,872 represented the excess of investment cost over the book value.

            In February 1994, the Company purchased the remaining minority ownership interest of Telgolfo for Ps. 56,363, of which Ps. 52,463 represented the excess of investment cost over the book value.

            In 1993, the Company acquired 67% of Hermes Telecomunicaciones, S.A. de C.V. ("Hermes"), a company that owns 51% of Comunicaciones Celulares de Occidente, S.A. de C.V. ("Comcel"). Comcel holds the non-wireline cellular concession for Region 5. In December 1993, the Company reached an agreement to purchase the remaining interests in both Comcel and Hermes. The Company's cost of acquiring Comcel and Hermes totaled Ps. 1,207,508, of which Ps.978,925 represented the excess of investment cost over the book value.

      Other acquisitions

            In 1994, the Company acquired 51% of Telecomunicaciones Digitales Internacionales, S.A. de C.V. (later renamed Iusatel Chile, S.A. de C.V.). The Company purchased this ownership interest for Ps. 22,211, which was the book value of the shares acquired. During 1996, the Company increased its ownership interest in Iusatel Chile, S.A. de C.V. from 51% to 100% through the payment of $ 100 U.S. Dollars to the minority stockholders in connection with the settlement of litigation among the Company, Iusatel Chile, S.A. de C.V. and such minority stockholders. In December 1996, the Company sold its debt and equity in Iusatel Chile, S. A. de C. V. for $ 5,000 U.S. Dollars. Payment was received in the form of three promissory notes which matured between March and July 1997. Full payment of such notes was made in December 1997.

            In August 1994, the Company increased its ownership in Compania Colombiana de Telefonia Celular, S.A. ("Telecel") from 28.5% to 63.25%, by acquiring an additional 34.75% interest. The cost to acquire this interest was Ps. 35,724, of which Ps. 25,307 represented the excess of investment cost over the book value. In March 1995, the Company increased its ownership interest in Telecel through a capital contribution of Ps. 839. Through this contribution, the Company increased its ownership in Telecel from 63.25% to 70.14%.

            On December 13, 1994, Iusacell, S.A. de C.V. (subsidiary company) acquired 99.99% of Inmobiliaria Montes Urales 460, S.A. de C.V.. The cost was Ps. 77,166, of which Ps. 14,500 represented the excess of investment cost over the book value. In March 1997, the Company signed an agreement under which the assets of Inmobiliaria Montes Urales 460, S.A. de C.V. are to be sold to a third party for approximately $ 8,275 U.S. Dollars.

            In August 1995, the Company acquired from a related party 100% interest of Iusatel, S.A. de C.V. Starting August 11, 1996, Iusatel, S.A. de C.V. began to provide national and international long distance basic telephone services pursuant to a concession received from the Mexican government in October 1995. Under the conditions established by the Mexican government for Bell Atlantic's assumption of management control of the Company, the Company must sell a majority of the voting shares of Iusatel, S.A. de C.V. to a Mexican national by August 1998.

            In August 1995, the Company incorporated as a new subsidiary, Grupo Iusacell de Nicaragua, S.A. This company owns 100% of the shares of Radio Telefonia Rural de Nicaragua, S.A. which in July 1995 entered into a joint venture agreement with the Nicaraguan Telecommunications Ministry for the provision of fixed wireless local telephone services. In May 1996, the Nicaraguan Telecommunications Ministry revoked the agreement. As of December 31, 1997, the Company has not made any investment in this project and has no commitments for any such investments.

            In December 1995, the Company signed a joint venture agreement with Infomin, S.A. de C.V., a Mexican company which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. Pursuant to this agreement, in March 1996, the Company and Infomin established a joint venture company, Infotelecom, S.A. de C.V., which is owned 51% and 49% by the Company and Infomin, respectively. The Company committed to contribute up to $ 10,500 U.S. Dollars; as of December 31, 1997 and 1996, the Company had invested $ 8,500 and $ 3,500 U.S. Dollars, respectively, in the joint venture. The joint venture agreement establishes the individual and joint responsibilities of the partners. In case a partner does not fulfill its responsibilities, sanctions could cause such partner to lose its investment and up to $ 1,000 U.S. Dollars as a penalty.

            In January 1996, the Company increased its ownership in Renta-Cell, S.A. de C.V., which rents cellular phones, from 33.33% to 70% through the acquisition of an additional 36.67% from its partners. The cost to acquire this interest was Ps. 3,786. Starting January 1996, the Company consolidated the assets, liabilities and operating results of this subsidiary. In November 1997, the Company increased its ownership of Renta-cell, S.A. de C.V. from 70% to 100% through the acquisition of an additional 30% from its partners. The cost to acquire the remaining interest was Ps. 18,500 which represented the excess of investment cost over the book value.

      Group Reorganization

            During 1996, several of the Company's subsidiaries were reorganized or merged. The reorganization consisted of the following operations:

            At an extraordinary stockholders' meetings held on December 31, 1996, the respective stockholders of Hermes Telecomunicaciones, S.A. de C.V., GMD Comunicaciones, S.A. de C.V. and Portaserv, S.A. de C.V., voted to dissolve these companies. As of this date, these three companies have not performed any transactions except those necessary to wind-up their pending businesses.

            At the end of 1996, and based on the reorganization of the Company and the change in the managerial and administrative control of the Group (which occurred in February 1997), the Company established a reserve of Ps. 157,850 for the restructuring expenses associated with the reorganization. This reserve, due to its characteristics of being non-recurrent and unusual, represents an extraordinary item in the consolidated income statement. The composition of this reserve is as follows:

              Provision for consolidation of
                facilities                                         Ps. 82,971
              Employee severance                                       30,781
              Fixed assets obsolescence reserve                        38,188
              Change in estimate of allowance for
                doubtful accounts                                       5,910
                                                                   ----------
                                                                   Ps.157,850
                                                                   ==========

      Summary

            The subsidiary companies which are included within the consolidated financial statements are as follows (directly or indirectly):

                                                               Ownership
                                                               Interest
                                                                 as of
                                                              December 31
                                                            ---------------
                Subsidiary                                  1997       1996
------------------------------------------                  ----       ----

S.O.S. Telecomunicaciones, S.A. de C.V.                     100%       100%
Iusacell, S.A. de C.V.                                      100%       100%
Sistecel, S.A. de C.V.                                      100%       100%
Comunicaciones Celulares de Occidente,
  S.A. de C.V. (Region 5)                                   100%       100%
Sistemas Telefonicos Portatiles Celulares,
  S.A. de C.V. (Region 6)                                   100%       100%
Telecomunicaciones del Golfo, S.A. de C.V.
  (Region 7)                                                100%       100%
Inflight Phone de Mexico, S.A de C.V.                       100%       100%
GMD Comunicaciones, S.A. de C.V.                            100%       100%
Hermes Telecomunicaciones, S.A. de C.V.                     100%       100%
Inmobiliaria Montes Urales 460, S.A. de
  C.V.100%                                                  100%
Portaserv, S.A. de C.V.                                     100%       100%
Mexican Cellular Investments, Inc.                          100%       100%
Iusanet, S.A. de C.V.                                       100%       100%
Promotora Celular, S.A. de C.V.                             100%        75%
Renta-Cell, S.A. de C.V.                                    100%        70%
Iusatelecomunicaciones, S.A. de C.V.                        100%       100%
Iusatel, S.A. de C.V.                                       100%       100%
Grupo Iusacell Nicaragua, S.A.                              100%       100%
Compania Colombiana de Telefonia Celular,
  S.A.70%                                                    70%
Cellular Solutions de Mexico, S.A. de C.V.                   68%        68%
Satelitron, S.A. de C.V.                                     65%        51%
Infotelecom, S.A. de C.V.                                    51%        51%

3. Basis of presentation

      a) Basis of Presentation

            The Group's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP").

            The consolidated financial statements for the three periods have been presented in thousands of constant Mexican pesos as of June 30, 1998 as required by Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, issued by the Mexican Institute of Public Accountants ("Bulletin B-10"). All amounts presented in U.S. Dollars are in thousands.

            The amounts as of December 31, 1996 and 1995, presented in the financial statements and in the notes have been restated based on the 1997 annual inflation rate (15.72%) based on the National Consumer Price Index (NCPI) published by Banco de Mexico (Mexican Central Bank) in order to present them in Mexican pesos of purchasing power as of December 31, 1997.

      b) Consolidated financial statements

            Those companies in which the Group holds 50% or more of the capital stock and/or exercises control over operating and financing activities are included in the consolidated financial statements.

            All significant intercompany balances and transactions have been eliminated on consolidation.

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

4. Accounting Policies

      A summary of the Group's significant accounting policies is as follows:

            a) Monetary unit

                  The financial statements are presented in Mexican pesos, the currency that, based on Mexican laws, must be used to prepare the accounting records of the Company and its Mexican subsidiaries. All amounts presented in the 1997, 1996 and 1995 consolidated financial statements are expressed in thousands of Mexican pesos.

            b) Effects of inflation on the financial statements

                  The consolidated financial statements of the Group have been prepared in accordance with Bulletin B-10. The Third Amendment of Bulletin B-10, effective for fiscal years beginning January 1, 1990 and thereafter, requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

                        - Consolidated income statements for the current and prior year have been restated to constant Mexican pesos as of June 30, 1998 using the NCPI from the periods in which the transactions (income and expenses) occurred.

                        - Bulletin B-12, "Statement of Changes in Financial Information", issued by the Mexican Institute of Public Accountants ("Bulletin B-12"), addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the origination and application of resources representing differences between beginning and ending balance sheet balances in constant Mexican pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating activities, nor from financing activities.

                  The items which originate from the recognition of effects of inflation on financial information are as follows:

                        Restatement of non-monetary assets:

                              Inventories are valued at the average price of the purchases made during the period, and are restated using the NCPI, without exceeding net realizable value.

                              Until December 31, 1996, property and equipment other than real estate were stated at net replacement cost. Real estate properties were stated at their fair market value. Net replacement cost and fair market values were determined from appraisals performed by independent appraisers registered with the Comision Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission).

                              Based on the Fifth Amendment of Bulletin B-10, effective January 1, 1997, property and equipment, net, and depreciation for the year, are restated using the NCPI factors, without exceeding net realizable value.

                              In October 1997, the Group recorded an impairment loss to reduce the value of the investment in its analog communications equipment to fair value. The valuation of the analog equipment was determined based on an appraisal performed by independent appraisers registered with the Comision Nacional Bancaria y de Valores in order to comply with Bulletin B-10, which requires non-monetary assets to be as close as possible to, but not higher than, their fair market value. In 1997 such impairment loss was charged to the deficit from holding non-monetary assets restatement account in stockholders' equity.

                              In December 1997, as further described in Note 13
                              d), the Company signed an agreement with Lucent Technologies ("Lucent") to purchase digital communications equipment, primarily to address (i) customer requirements for better voice quality,
                              (ii) a need to increase network capacity to handle rapidly growing subscriber levels, and (iii) a need to remain competitive, particularly in view of the government's auction of digital concessions to other carriers. In 1998, based on further analysis of the accounting effects of the contract with Lucent, the Company reconsidered the appropiate presentation of the impairment loss described in the preceding paragraph and decided to charge it directly against income, thus restating the 1997 financial statements herein.

                              Property and equipment, other than communications equipment, are depreciated using the straight-line method, based on the restated values. Until December 31, 1996 useful lives were determined by independent appraisers. For communications equipment, useful lives are still being determined by independent appraisers. The average annual rates of depreciation used by the Company are as follows:

                                                            1997       1996
                                                            ----       ----
                   Buildings and facilities                   3%         3%
                   Communications equipment                   9%        10%
                   Furniture and fixtures                     9%         8%
                   Transportation equipment                  17%        15%
                   Computer equipment                        21%        21%
                   Cellular rental telephones                25%        25%

                              Investments in associated companies are accounted for using the equity method based on the investees' equity adjusted for the effects of inflation in accordance with Bulletin B-10.

                        Restatement of stockholders' equity:

                              The common stock and retained earnings accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 1997.

                              The excess or deficit from restatement of capital is an element of stockholders' equity that includes surplus or deficit from holding non-monetary assets, which represents the excess or deficit in specific values of net non-monetary assets in comparison with the increase attributable to general inflation as measured by the NCPI.

                        Integral financing (gain) cost:

                              Integral financing (gain) cost comprises net interest expense, foreign exchange gains and losses, and gains and losses from net monetary position.

                              Foreign exchange gains and losses on transactions denominated in currencies other than Mexican pesos result from fluctuations in exchange rates from the date transactions are recorded to the time of settlement or valuation at the end of the period.

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

            c) Cash and cash equivalents

                  Cash and short-term investments consist primarily of short-term, fixed rate investments and bank deposits. The Company invests its excess cash in deposits with major banks. The investments are carried at cost plus accrued interest, which approximates market value. These investments are highly liquid cash equivalents, having a maturity of ninety days or less when acquired.

            d) Allowance for doubtful accounts

                  The Company cancels service to those customers with invoices that are 60 days past due. Beginning in 1996, the Company began to fully reserve accounts receivable that were 90 days past due. Prior to 1996, the Company fully reserved accounts receivable over 120 days past due. The accumulated effect at the beginning of the year for the change of this estimate was Ps. 5,910 and such amount is presented as part of the reorganization reserve (see Note 2). During 1997, 1996 and 1995, the Company wrote off accounts receivable for Ps. 36,424, Ps. 77,092 and Ps. 79,361, respectively. The charge to income for the year, to increase the allowance for doubtful accounts, amounted to Ps. 16,807, Ps.68,168 and Ps. 89,776, in 1997, 1996 and 1995, respectively.

            e) Investment in associated companies

                  Long-term investments in common stock of companies in which the Group owns not less than 20% nor more than 50% of the entity's voting common stock and over which the Company can exercise significant influence are accounted for using the equity method. Under the equity method such investments are carried at cost adjusted for the Company's share of the net income or losses of these companies and the effects of restatement of non-monetary assets by the associated companies. The effect of transactions with such associated companies are eliminated before applying the equity method.

                  Investments of less than 20% of an entity's voting common stock or over which the Company cannot exercise significant influence are stated at cost less a provision for any other than temporary diminution in value.

            f) Cellular Telephones

                  Cellular telephones given to customers through an exclusive service contract are amortized over the initial contract period which averages eighteen months. The amortization is periodically reviewed and adjusted if the customer does not fulfill the original agreement. The cost of such telephones are included in other assets, net of accumulated amortization.

                  The cost of cellular telephones sold to customers is recorded as a cost of telephone equipment sold. Telephones leased to customers are included in fixed assets and are depreciated over the initial lease period, generally two years.

            g) Concessions

                  Costs related to the acquisition of concessions granted by the Mexican government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over a twenty-year period, which is the period of the concession. The Mexican government requires that the Company comply with the specific requirements of each concession. The Company has substantially complied with such requirements through December 31, 1997, except for certain informational requirements of the authorities. The Company believes this situation does not expose such concessions to any regulatory risk.

            h) Advertising

                  Prepaid media advertising costs are included in other assets in the accompanying balance sheet. Such costs are expensed, as incurred, and are included in current operating expenses.

            i) Excess of cost of investment in subsidiaries over book value

                  The excess of cost over the book value of net assets of acquired subsidiaries is amortized on a straight-line basis over twenty years. Amortization expense was Ps. 93,352, Ps. 100,991 and Ps. 88,355 in 1997, 1996 and 1995, respectively.

                  The carrying amount applicable to each acquired subsidiary is reviewed if the facts and circumstances suggest that it might be impaired.

            j) Income taxes and employee profit sharing

                  Income taxes are computed in accordance with the partial liability method, as required by Bulletin D-4, "Accounting Treatment for Income Tax and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants ("Bulletin D-4"), under which deferred income tax provisions are recorded for identifiable, non-recurring temporary differences (i.e., those expected to reverse over a definite period of time) at rates in effect at the time such differences arise, and reversed at the rates in effect at the time such differences reverse.

                  In accordance with Bulletin D-4, the Company did not record a provision for deferred taxes as of December 31, 1997, 1996 and 1995.

                  Employee profit sharing is a statutory labor obligation payable to employees which is determined on the basis of each subsidiary's pretax income as adjusted in accordance with the provisions of the Mexican labor law and the Mexican tax law.

            k) Seniority premiums

                  In accordance with Mexican labor law, the Group's employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. The Group follows Bulletin D-3, "Labor Obligations", issued by the Mexican Institute of Public Accountants ("Bulletin D-3"). Under Bulletin D-3, the actuarially determined projected benefit obligation is computed using estimates of salaries that will be in effect at the time of payment. Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. At December 31, 1997, the average seniority of the eligible employees is less than 4 years.

                  Also, in accordance with Mexican labor law, the Company is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is expensed when paid.

                  The Company has no employee pension plans and does not provide for post retirement benefits.

            l) Earnings (loss) per share

                  Effective January 1, 1997, Bulletin B-14 "Earnings per Share" issued by the Mexican Institute of Public Accountants ("Bulletin B-14"), requires the disclosure in the income statement of the net earning (loss) per share, and any per share effect of any extraordinary item affecting the net profit or loss for the year. Such per share amounts must be calculated based on the weighted average number of shares of common and/or preferred stock outstanding.

            m) Revenue recognition

                  Cellular air time is recorded as revenue as service is provided. Sales of equipment and related services are recorded when goods and services are delivered. Cellular access charges are billed in advance and recognized when the services are provided. Other revenue, mainly from paging and long distance services, are recognized on provision of these services.

            n) Foreign currency transactions

                  Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to Mexican pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date, with resulting exchange differences being recognized as exchange gains or losses.

5. Related parties

      Affiliates of the Peralta Family and Bell Atlantic hold substantial ownership interests (direct or indirect) in the Company. In addition, the Peralta Family holds ownership interests in various other entities, primarily Industrias Unidas, S.A. de C.V. ("IUSA") and related entities which are customers of or suppliers to the Company.

      A summary of related party accounts and notes receivable, including interest, as of December 31, is as follows:

                                                       1997             1996
                                                    ---------         --------

      Punto a Punto Iusacell, S.A. de C.V.          Ps.36,434         Ps.   --
      IUSA and related entities                         7,594            4,804
      Peralta Family entities                              --            3,374
                                                    ---------         --------
         Total                                      Ps.44,028         Ps.8,178
                                                    =========         ========

      Accounts receivable result from the financing of related parties' operations, the sale of cellular telephone services and operating lease contracts.

      Accounts and notes payable to related parties, including interest, as of December 31, are as follows:

                                                       1997           1996
                                                     ---------     ----------

      IUSA and related entities                      Ps. 3,577     Ps.    788
      Peralta Family entities                               --            605
      FIUSA Pasteje                                         --        329,570
      Bell Atlantic                                     76,717         75,711
                                                     ---------     ----------
         Total                                       Ps.80,294     Ps.406,674
                                                     =========     ==========

      Accounts payable result from the leasing of some facilities and services received. The notes payable to FIUSA Pasteje and Bell Atlantic resulted from the financing of the Company's operations.

      As a part of the agreement signed by Company's stockholders to change the management control of Grupo Iusacell, at an extraordinary stockholders' meeting in December 1996, the Company's stockholders approved the capitalization of outstanding debt with Bell Atlantic and FIUSA Pasteje (see Note 14).

      During 1997, as a part of the program to restructure its indebtedness fully described in Note 10, the Company repaid its borrowings from Bell Atlantic prior to the stated maturity date.

      Following is an analysis of the related party transactions described above for the years ended December 31:

                                           1997           1996           1995
                                        ---------      ----------     ---------

      Service revenue                   Ps. 8,837      Ps. 10,793     Ps.12,535
      Lease income                          2,019           2,296         2,537
      Interest income                          --              --           474
                                        ---------      ----------     ---------
        Total income                    Ps.10,856      Ps. 13,089     Ps.15,546
                                        =========      ==========     =========

      Commission expenses               Ps.    89      Ps.  3,573     Ps.18,255
      Technical expenses                   30,417          68,827        39,653
      Lease expenses                        3,586           6,908         2,842
      Interest expense                     22,275          34,247        16,014
      Operating expenses                       --           7,329        12,780
                                        ---------      ----------     ---------
        Total expenses                  Ps.56,367      Ps.120,884     Ps.89,544
                                        =========      ==========     =========

6. Inventories

      As of December 31, inventories consist of the following:

                                                         1997           1996
                                                      ----------     ----------
      Cellular telephones and
        accessories                                   Ps.253,628     Ps. 94,411
      Allowance for obsolete and
        slow-moving inventories                      (    29,348)   (    37,267)
                                                      ----------     ----------
             Net                                         224,280         57,144

      Advances to suppliers                               44,789         58,573
                                                      ----------     ----------
        Total inventories                             Ps.269,069     Ps.115,717
                                                      ==========     ==========

7. Investment in associated companies

      The Company and a Mexican national organized Punto a Punto Iusacell, S. A. de C. V. to participate in the auctions for microwave frequencies. The Company owns 94.9% of the economic interest and 49% of the voting shares of Punto a Punto Iusacell, S. A. de C. V.

      On September 30, 1997, the Company consummated the sale of its direct and indirect minority interests in its Ecuadorian cellular and paging companies, Consorcio Ecuatoriano de Telecomunicaciones, S. A. (CONECEL) and Corptilor, S.A. At the closing of the transaction, the Company received $ 29,400 U.S. Dollars in cash consideration for its direct interests in CONECEL and anticipates receiving up to an additional $ 2,000 U.S. Dollars, net of taxes, in respect to its indirect interests. This sale generated a gain of Ps. 156,849.

      As of December 31, the Group's investment in associated companies is as follows:

                                          1997                     1996
                                 ----------------------   ----------------------
        Entity                   Ownership   Investment   Ownership   Investment
        ------                   ---------   ----------   ---------   ----------

Editorial Celular,
  S.A. de C.V                      40.00%        3,822       40.00%     Ps.2,530
Punto a Punto
  Iusacell, S. A
  de C. V                          94.90%           48          --            --
Consorcio Ecuato-
  riano de Tele-
  comunicaciones,
  S.A                                 --            --       27.53%       88,617
Other                                           13,911                    10,522
                                             ---------                ----------
                                             Ps.17,781                Ps.101,699
                                             =========                ==========

      Summarized financial information for these associated companies accounted for by the equity method as of and for the years ended December 31, 1997 and 1996, is as follows:

                                                      1997             1996
                                                   ----------       ----------

      Total assets                                 Ps. 45,191       Ps.519,565
      Total liabilities                                40,298          275,515
      Revenues                                         27,142          282,705
      Gross profit                                     12,917           14,693
      Net income                                        2,098            6,157
      Group's share of net gain
        (loss)                                        157,688       (    6,516)
                                                   ==========       ==========

8. Property and equipment, net

      a) At December 31, property and equipment, net consisted of:

                                                   1997               1996
                                               ------------       ------------

      Buildings and facilities                 Ps.1,050,476       Ps.1,060,570
      Communications equipment                    2,434,930          3,489,562
      Furniture and fixtures                         92,030             69,784
      Transportation equipment                       38,744             39,501
      Computer equipment                            224,421            192,467
      Cellular rental telephones                     26,617             26,855
                                               ------------       ------------
                                                  3,867,218          4,878,739

      Accumulated depreciation                (   1,568,411)      (  1,617,695)
                                               ------------       ------------
                                                  2,298,807          3,261,044

      Land                                           36,556             38,044
      Construction in progress                      445,047            171,075
      Advances to suppliers                         234,250            125,653
                                               ------------       ------------
                                               Ps.3,014,660       Ps.3,595,776
                                               ============       ============

      b) Depreciation expense was Ps. 330,969, Ps. 330,721 and Ps. 318,341 for 1997, 1996 and 1995, respectively. In 1996, the Company established an obsolescence reserve of Ps. 38,188 for certain communications equipment, which is included in the accumulated depreciation and is part of the restructuring expenses classified as an extraordinary item. This reserve is included in the balance of accumulated depreciation at December 31, 1996.

9. Other assets

      At December 31, other assets consisted of the following:

                                                       1997             1996
                                                   ------------      ----------

      Concessions                                  Ps.  194,548      Ps.175,815
      Cellular telephones to be
          amortized                                      84,378          72,627
      Prepaid expenses                                   97,032          47,569
      Advance payments                                  298,000          84,467
      450  Project  preoperating
          expenses (Note 18)                            509,117         330,760
      Preoperating expenses, other                       23,237           4,318
      Other                                              59,233           2,816
                                                   ------------      ----------
                                                   Ps.1,265,545      Ps.718,372
                                                   ============      ==========

      Cellular telephones amortization expense was Ps. 157,605, Ps. 225,602 and Ps. 317,701 in 1997, 1996 and 1995, respectively.

10. Notes payable and long-term debt

      During 1997, the Company restructured its loans, through the offering of long-term, unsecured senior notes and a long-term, secured syndicated bank loan. The proceeds from both transactions were used principally to repay
      (i) $ 65,440 U.S. Dollars of short-term notes (including interest and commissions) contracted with a U.S. bank, (ii) $ 119,174 U.S. Dollars of short-term and long-term loans (including interest and commissions) contracted with Mexican banks, and (iii) $ 25,498 U.S. Dollars of a credit obtained from Bell Atlantic (see Note 5).

      As of December 31, 1997, the long-term debt of the Company consisted of the following:

                                                                      Mexican
                                                U.S.Dollars            pesos
                                               -------------        ------------

      Long-term bank loan                      U.S.$ 125,000        Ps.1,008,562
      Unsecured senior notes                         150,000           1,210,275
                                               -------------        ------------
                                               U.S.$ 275,000        Ps.2,218,837
                                               =============        ============

      Long-term bank loan

            This loan consists of $ 125,000 U.S. Dollars maturing on July 15, 2002, bearing interest at a variable rate which will be elected by the Company, equal to (i) LIBOR plus 1.75% or (ii) the higher of the loan agent's prime rate, the reserve adjusted secondary market rate for certificates of deposit plus 1% or the Federal Funds effective rate plus 0.5%. Interest is payable quarterly. The loan has principal amortization requirements as follows:

                 Date                                             U.S. Dollars
                 ----                                             ------------

            July 15, 2000                                         U.S.$  18,750
            July 15, 2001                                                51,250
            July 15, 2002                                                55,000
                                                                  -------------
                                                                  U.S.$ 125,000
                                                                  =============

            As a part of this arrangement, the Company has a revolving credit facility in the United States for up to $ 100,000 U.S. Dollars with principal payments of 15% in 2000, 41% in 2001 and 44% in 2002. The facility expires in July 1998. As of December 31, 1997, the Company had not used this revolving credit facility. In January and February 1998, the Company withdrew $ 52,000 U.S. Dollars under this revolving credit facility.

      Senior notes

            On July 15, 1997 the Company concluded an offering of senior notes due July 15, 2004 for $ 150,000 U.S. Dollars, bearing interest at a fixed rate of 10% payable semi-annually starting January 15, 1998 (the "Notes"). The Notes will be redeemable, at the option of the Company, in whole or in part, at any time on or after July 15, 2001 starting at a redemption price of 105.0% plus accrued interest, if any, declining to 102.5% after July 15, 2002, and finally to 100.0% after July 15, 2003.

            In addition, at any time and from time to time prior to July 15, 2000, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the notes with proceeds of a public equity offering by the Company at a redemption price of 110.0% plus accrued interest, if any. The notes may be redeemed at a price equal to 100.0% plus accrued interest, if any, in the case of legal changes affecting the treatment of the withholding taxes on payments to holders of the notes.

            The long-term bank loan and the senior notes impose certain restrictive covenants such as maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures, and restrictions on the sale or lease of the Group's assets. As of December 31, 1997, the Company has complied with such covenants.

            At December 31, 1996, the notes payable and long-term debt consisted of the following:

            Notes payable at December 31, 1996:

                                                                    1996
                                                                 ----------

            Short term loan of $ 24,282 U.S.
               Dollars bearing interest at a
               variable  rate of LIBOR plus
               5.75% and  maturing on February 28,
               1997                                              Ps.220,086

            Unsecured business short term
               loan of $ 65,000 U.S. Dollars bearing
               interest at a variable rate of LIBOR
               plus 4% and maturity dates from February
               through March 1997.                                  589,245
                                                                 ----------
            Total                                                Ps.809,331
                                                                 ==========

             Long term debt at December 31, 1996:

                                                                       1996
                                                                       ----
             Long-term loan of $ 18,000 U.S.
                Dollars bearing interest at a
                variable rate of LIBOR plus
                2.9375% maturing December 2001.
                Interest and principal were
                payable semiannually commencing
                June 15, 1994.                                      Ps.163,152

             Long-term loan of $ 7,935 U.S.
                Dollars bearing interest at
                a rate of 12.55% maturing on
                July 15, 2002. Interest  and
                principal were payable semi-
                annually commencing January 1994.                       71,923

             Long-term loan of $ 33,952 U.S.
                Dollars bearing interest at a
                variable rate of LIBOR plus 4%
                maturing on January 28, 2004.
                Interest and principal were pa-
                yable semiannually  commencing
                June 1994.                                             307,735

             Long-term loan of $ 13,156 U.S.
                Dollars bearing interest at a
                variable rate of LIBOR plus
                3.75% maturing on November 14, 2004.
                Interest and principal were
                payable semiannually co-
                mmencing July 1994.                                    119,241

             Various medium and long-term loans
                denominated in U.S. Dollars
                bearing interest at rates that
                ranged from LIBOR plus 2.5% to
                LIBOR plus 3%, maturing between
                February 1998 and April 2002.                           55,798
                                                                    ----------
             Total                                                  Ps.717,849
             Less current portion                                  (   122,126)
                                                                    ----------
             Total long-term                                        Ps.595,723
                                                                    ==========

            As of December 31, 1997 and 1996, assets collateralizing long-term debt include substantially all assets, (including the cellular concessions) and other property and equipment.

            The Group leases certain communications equipment and transportation equipment under agreements which are classified as capital leases. Most equipment leases have purchase options at the end of the original lease term. Leased capital assets included in property and equipment at December 31, 1997 and 1996 are as follows:

                                                       1997             1996
                                                     ---------        ---------

               Communications equipment              Ps.17,389        Ps.26,315
               Accumulated depreciation             (    4,970)      (    5,182)
                                                     ---------        ---------
                                                     Ps.12,419        Ps.21,133
                                                     =========        =========

11. Trade accounts payable

      As of December 31, trade accounts payable consisted of the following:

                                                        1997             1996
                                                     ----------       ----------

                   Current accounts                  Ps.696,700       Ps.294,464
                   Notes payable                          7,314          207,367
                                                     ----------       ----------
                     Total                           Ps.704,014       Ps.501,831
                                                     ==========       ==========

                   Long-term notes payable           Ps.  4,040       Ps. 11,228
                                                     ==========       ==========

      As of December 31, 1996, because of various disputes with Telefonos de Mexico, S.A. de C.V. and affiliated companies ("Telmex") the Company had only partially paid amounts invoiced by that company.

      On August 14, 1997, the Company and Telmex entered into a settlement agreement with respect to the fees charged by Telmex to Iusacell through May 31, 1997 for interconnection services, switched long distance services and certain other services billed by Telmex as of the date of the settlement agreement. The Company paid Telmex Ps. 170,000, of which Ps. 22,200 constituted value-added tax and Ps. 28,600 was accounted for as interest expense.

      In September 1997, the Company and Telmex also entered into amendments to the current interconnection agreement pursuant to which the Company agreed to pay Telmex an interim interconnection rate of 31 cents per minute retroactive to June 1, 1997 and Telmex agreed to extend to the Company the 38% discount available to other large business consumers for use of its long distance network.

12. Income Tax, Assets Tax and Employee Profit Sharing

      The Company has filed a consolidated income tax return since the tax year beginning January 1, 1994.

      The income tax rate is 34%. The provision for income tax differs from the statutory income tax rate due to temporary and permanent differences in the determination of the income for tax reporting and financial reporting purposes. The most significant temporary differences are the tax deduction for inventory purchases and certain liability accruals which are deductible only when paid for tax purposes. The most important permanent items are the differences between book and tax depreciation, goodwill amortization and non-deductible expenses.

      In accordance with Mexican accounting principles, no deferred taxes have been provided on temporary differences since such differences are of a recurring nature and their realization cannot be foreseen in a defined period of time.

      The 1.8% net assets tax is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.8% assets tax paid may be utilized as a credit against future income tax in the years in which the Company generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the National Consumer Price Index when used. As of December 31, 1997, the net assets tax available as carry forward was Ps. 133,217.

      At December 31, 1997, the Company had the following net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings:

                 Year of                               Amount         Expiration
                   loss                               of loss            year
                   ----                               -------            ----

                   1991                            Ps.  9,456            2001
                   1993                               459,365            2003
                   1994                               988,500            2004
                   1995                               510,785            2005
                   1996                                 6,694            2006
                   1997                               265,752            2007

      These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include inflation up to June 1997. Losses include Ps. 171,432 and Ps. 258,019 of capital stock issuance costs expensed for tax purposes in 1994 and 1993. Such amounts were charged against stockholders' equity in the financial statements.

      Employee profit sharing, generally 10%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the years ended December 31, 1997 and 1996 there were no provisions for profit sharing.

      The effective rate reconciliation as of December 31, is as follows:

                                                             1997            1996             1995
                                                          ----------      ----------       ----------
Income tax benefit at statutory rate                     (Ps. 14,417)    (Ps.135,753)     (Ps.286,510)
   Add (deduct):
      Inventory purchases less cost of
        sales                                            (    76,281)    (    36,719)     (    90,800)
      Depreciation and amortization                      (   111,205)    (   109,443)     (   133,130)
      Differences between interest and
        inflationary gains or losses                          93,856         165,793          224,521
      Net assets tax                                          45,335          38,267           31,630
      Application of income tax loss
        carryforwards                                         90,356          11,081          164,157
      Provision for doubtful accounts                         12,080     (     1,428)           7,290
      Telephones to be amortized                              42,032          68,886           86,445
      Goodwill amortized                                      29,443          27,865           25,798
      Other                                              (    65,864)         19,718            2,229
                                                          ----------      ----------       ----------
Effective income tax expense at
   effective rate                                         Ps. 45,335      Ps. 38,267       Ps. 31,630
                                                          ==========      ==========       ==========

13. Commitments and contingencies

      As of December 31, 1997, the Company has the following commitments and contingent liabilities:

            a) The Company has entered into operating lease agreements for administrative offices, sales branches, and service facilities. Such lease agreements expire at various dates through 2007. Some agreements contain options for renewal. Rental expense was Ps. 62,166, Ps. 54,409 and Ps. 55,360 for the years ended December 31, 1997, 1996 and 1995, respectively.

                  Future minimum rental payments under existing leases with terms in excess of one year as of December 31, 1997 are as follows:

                  1998                                            Ps. 69,287
                  1999                                                59,486
                  2000                                                53,153
                  2001                                                44,672
                  Thereafter                                          36,005
                                                                  ----------
                                                                  Ps.262,603
                                                                  ==========

            b) For taxes and penalties that the tax authorities may collect if they disagree with the criteria applied by the Group regarding the calculation of some taxes, rights and federal contributions as a result of prior years' tax returns. As of this date, there has been no notification of disagreement from the authorities. In February 1996, the tax authorities (Secretaria de Hacienda y Credito Publico) started an audit in three companies of the Group (Grupo Iusacell, S.A. de C.V., Iusacell, S.A. de C.V. and SOS Telecomunicaciones, S.A. de C.V.). During 1997, the tax authorities finished such audit and determined differences of Ps. 6,135, including penalties and surcharges. These differences are classified as a part of the provision for taxes in the income statement for 1997.

            c) Mitsubishi Electronics America Inc. ("MELA") filed a complaint in the United States on July 18, 1996 against Grupo Iusacell, S.A. de C.V. and Bell Atlantic Corporation. Essentially, Mitsubishi alleges that it had a contract with Grupo Iusacell for the sale of telephone terminals and that Iusacell has breached the contract by not purchasing the terminals. MELA alleges the contract was for the sale of 60,000 units at a unit cost of .510 U.S. Dollars. Grupo Iusacell filed a motion to dismiss for lack of personal jurisdiction. The motion was denied by Illinois State court. Management believes the lawsuit has no basis and does not anticipate that any significant damages will result in favor of MELA at the end of the lawsuit. The lawsuit is currently in the discovery stage.

            d) In 1996, the Company received a notification from the authorities requesting the payment of surcharges related to the purchase completed in 3 installments in 1990 of the Region 5 concession. This Region was bought by Grupo Iusacell in 1993 (see Note 2). In 1997, the Ministry of Communications and Transportation ("S.C.T.") notified the Company that, based on its review, the Company had no further obligation with respect to such concession payments.

            e) In December 1997, the Company signed an agreement with Lucent Technologies to purchase CDMA-based wireless equipment for $ 182,000 U.S. Dollars, to install its digital cellular network. In connection with this contract, Lucent has issued trade-in credits to the Company for approximately $ 90,000 U.S. Dollars, representing the net replacement cost of the network equipment being displaced.

            f) In February 1998, the Company's former advertising agency sued the Company for Ps. 23,000, alleging improper termination of its contract. Management believes the lawsuit has no basis and does not anticipate that any significant damages in favor of such former advertising agency will result at the end of the lawsuit.

14. Contributed capital

      As mentioned in Note 1, in December 1996, the Company's principal stockholders signed an agreement to transfer management control over Grupo Iusacell to Bell Atlantic. Following the signed agreement, at a extraordinary stockholders' meeting, the following resolutions modifying the Company's bylaws were adopted:

            1)    Series A shares may be acquired by Mexicans and/or foreigners.

            2) The conversion of 200,000,000 Series B shares and 166,769,760 Series D shares, for 366,769,760 Series A shares.

            3) The conversion of 100,000,000 Series A shares for 100,000,000 Series D shares.

      These resolutions were subject to the receipt of authorizations from the National Foreign Investment Commission and the Federal Competition Commission. On February 10 and 12, 1997, Grupo Iusacell's new share ownership and management control structure received the required Mexican government authorizations.

      Based on the above mentioned authorizations and the adoption of such resolutions, the stockholders decided to increase the fixed portion of the capital stock by up to Ps. 720,000 through the issuance of up to 74,163,591 Series A shares and up to 54,407,837 Series D shares.At the same stockholders' meeting, an Executive Employee Stock Purchase Plan for the Company's executives (the "Stock Purchase Plan") was approved (see
      Note 15). As part of this plan, the stockholders decided to increase the fixed portion of the capital stock by up to Ps. 100,000 through the issuance of up to 15,625,000 Series L shares.

      On February 28, 1997 the Company's Board of Directors ratified a capital increase of Ps. 545,351. The shares were offered for their subscription and payment in the following way:

            a) Bell Atlantic Latin America Holdings, Inc. subscribed 47,017,491 Series A shares through the capitalization of certain liabilities.

            b) FIUSA Pasteje, S.A. de C.V. subscribed 4,390,619 Series A shares and 48,754,265 Series D shares through the capitalization of certain liabilities.

            c) Preemptive stockholder rights were exercised for the amount of 92,584 Series L shares.

      Additionally, 7,812,500 Series L shares were kept in Company's treasury available for the Stock Purchase Plan. During 1997, 7,549,834 of these shares have been subscribed by employees, as follows:

            On April, 17, 1997, the Technical Committee of the trust administrating the Stock Purchase Plan ("Technical Committee") approved the subscription of 5,741,033 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps. 52,648.

            On June 6, 1997, the Technical Committee approved the subscription of 1,124,344 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps. 15,639.

            On September 30, 1997 the Technical Committee approved the subscription of 684,457 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps. 9,495.

            As of December 31, 1997, 262,666 Series L shares remained available in the Company's treasury for issuance under the Stock Purchase Plan.

            The changes in the number of shares of common stock for the period January 1, 1995 through December 31, 1997 are analyzed as follows:

                                                               Number of shares
                                                               ----------------

            January 1, 1995 balance                                 981,624,430
                No changes                                                   --
                                                               ----------------
            December 31, 1995 balance                               981,624,430
                No changes                                                   --
                                                               ----------------
            December 31, 1996 balance                               981,624,430
                February  28, 1997 - issuance
                  of common stock through the
                  capitalization of debt                            100,254,959
                April 17, 1997 -  issuance of
                  common  stock for the Stock
                  Purchase Plan                                       5,741,033
                June 6,  1997  -  issuance of
                  common stock for the Stock
                  Purchase Plan                                       1,124,344
                September 30, 1997 - issuance
                  of  common  stock  for  the
                  Stock Purchase Plan                                   684,457
                                                                ---------------
                December 31, 1997 balance                         1,089,429,223
                                                                ===============

            At December 31, 1997 and 1996, the issued and outstanding shares of common stock of the Company, without par value, are as follows:

                                                       1997             1996
                                                   -------------     -----------

                 Series A                            746,753,410     428,575,540
                 Series B                              5,562,450     205,562,450
                 Series D                            186,904,725     204,920,220
                 Series L                            150,208,638     142,566,220
                                                   -------------     -----------
                    Total                          1,089,429,223     981,624,430
                                                   =============     ===========

      Series A, B and D represent shares entitling the holder of each share to one vote at the Company's stockholders' meetings. The stockholders of Series L shares may vote only in limited circumstances as described in the Company's bylaws. Stockholder actions on certain matters require approval by both Series A and Series B stockholders.

      Series A shares must always represent no less than 51% of the capital stock with full voting rights and are acquirable by Mexicans or foreigners. Series B, D and L shares may also be acquired by foreigners or Mexicans.

      Series B shares cannot exceed 29.1% of the total capital stock and Series D shares cannot exceed 19.9% of the total capital stock. Series L shares cannot exceed 19% of the total capital stock.

15. Executive Employee Stock Purchase Plan

      In March 1997, the Company adopted the Stock Purchase Plan. The Stock Purchase Plan is administrated by a management trust with the assistance of the trust division of a Mexican Bank. Under the Stock Purchase Plan, the Technical Committee, which is composed of certain executive officers of the Company, determines the executive employees to whom Series L shares of the Company will be offered for purchase. The Technical Committee also determines the number of Series L shares to be offered for purchase to such executive employees, the purchase price per share for such purchase rights, the vesting schedule for such purchase rights, the payment terms and all other terms and conditions therefor. The number of Series L shares that may be granted under the Stock Purchase Plan cannot exceed 4.9% of the aggregate number of issued and outstanding Company shares.

      During 1997, the Technical Committee granted purchase rights with respect to a total of 7,549,834 Series L shares. All such purchase rights vest either in three equal annual installments commencing on April 17, 1998, June 6, 1998 or September 30, 1998 or in their entirety on April 17, 1999 or June 6, 1999 (see Note 14).

16. Earned Capital

      In accordance with Mexican corporate law, a legal reserve must be created, and annually increased by 5% of the annual net earnings until it reaches 20% of the common stock amount. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to capital.

      As defined in the Federal income tax law, a tax on dividends is calculated based on the paid dividends which exceed taxable net income. The accumulated taxable net income of the Company as of December 31, 1997 is approximately Ps. 86,488.

      The Company cannot pay dividends under the covenants for the senior notes and bank loans.

      The earned capital accounts consist of the following:

                                               December 31, 1997
                                -----------------------------------------------
                                                   Accumulated
                                                   adjustments
                                   Historical         for
                                     value          inflation           Total
                                -------------    -------------    -------------

Legal reserve                        Ps.1,499         Ps.1,850         Ps.3,349
Accumulated
   losses from
   prior years                     (1,646,797)          60,918       (1,585,879)
Net loss for
   the year                          (192,364)         120,105          (72,259)
Deficit from
   restatement                             --       (1,472,802)      (1,472,802)
                                -------------    -------------    -------------
Total                           (Ps.1,837,662)   (Ps.1,289,929)   (Ps.3,127,591)
                                =============    =============    =============

                                                December 31, 1996
                                 ----------------------------------------------
                                                    Accumulated
                                                    adjustments
                                   Historical           for
                                     value           inflation          Total
                                -------------      -----------    -------------

Legal reserve                         Ps.1,499        Ps.1,850         Ps.3,349
Accumulated
   losses from
   prior years                      (1,131,162)        (59,783)      (1,190,945)
Net loss  for
   the year                           (515,635)        120,701         (394,934)
Deficit from
   restatement                              --        (544,802)        (544,802)
                                -------------      -----------    -------------
   Total                        (Ps.1,645,298)     (Ps.482,034)   (Ps.2,127,332)
                                =============      ===========    =============

17. Foreign Currency Position

      The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

                                                1997                1996
                                           --------------       --------------

Monetary assets                            U.S.$   52,166       U.S.$   12,752
Monetary liabilities                              360,775              254,629
                                            -------------       --------------
Net monetary liability po-
   sition in U.S. Dollars                  U.S.$  308,609       U.S.$  241,877
                                           ==============       ==============
Equivalent in nominal
   Mexican pesos                           Ps.  2,489,887       Ps.  1,894,502
                                           ==============       ==============

      During 1997 and 1996, interest expense and interest income on assets and liabilities denominated in U.S. Dollars were as follows:

                                    1997             1996              1995
                                ------------     -----------       -----------

Interest income                 U.S.$    386     U.S.$18,298       U.S.$ 7,749
Interest expense                      15,994          52,011            28,779
                                ------------     -----------       -----------
   Net expense                  U.S.$ 15,608     U.S.$33,713       U.S.$21,030
                                ============     ===========       ===========
Equivalent in nomi-
   nal Mexican pesos            Ps.  125,927     Ps. 264,057       Ps. 162,764
                                ============     ===========       ===========

      The exchange rate as of December 31, 1997, 1996 and 1995 was Ps. 8.0681, Ps. 7.8325 and 7.7396 per 1 U.S. Dollar, respectively. At the issuance date of these financial statements the exchange rate in effect was Ps.
      8.4652 per 1 U.S. Dollar.

18. Project 450

      During 1994, the Company created a subsidiary to be in charge of providing fixed wireless local telephony services ("Project 450"). At December 31, the Company's investment in Project 450 consisted of the following assets:

                                                        1997             1996
                                                     ----------       ----------

      Fixed assets                                   Ps.362,144       Ps.423,489
      Capitalized interest (Note 9)                     262,185          167,734
      Inventory                                          19,275           23,116
      Pre-operating expenses (Note 9)                   246,932          163,026
                                                     ----------       ----------
        Total                                        Ps.890,536       Ps.777,365
                                                     ==========       ==========

      December 31, 1996 amounts have been reclassified to conform to the 1997 presentation.

      The Company had an agreement with a foreign supplier under which it agreed to buy approximately $ 315,000 U.S. Dollars worth of network switching equipment and radio base station equipment as well as associated software and technical services for the development of the local wireless network, in a five year period commencing when the Ministry of Communications and Transportation ("S.C.T.") would grant the required licenses. On December 31, 1997, this agreement automatically terminated without penalty. Consequently, any obligation of the Company to acquire any additional equipment under the agreement was terminated.

      On June 10, 1997, the S.C.T. and the Company reached an agreement on a process whereby the Company could obtain a concession issued and recognized by the S.C.T. to provide local wireless service in the 450 MHz frequency band. Although the Company is exploring alternatives for providing local telephone service in other frequency bands, management believes that at least 75% of the Project 450 tangible assets could be used in its cellular operations. (See Note 19).

19. Differences between Mexican and United States Generally Accepted Accounting Principles

      The Company's consolidated financial statements are prepared based on accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("U.S. GAAP").

      The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below, together with an explanation where appropriate, of the adjustments that affect consolidated net income and stockholders' equity for each of years ended December 31, 1997, 1996 and 1995.

      a) Deferred income taxes and employee profit sharing

            Under Mexican GAAP deferred income taxes are provided for identifiable, non-recurring timing differences (those expected to reverse over a definite period of time) at rates in effect at the time such differences originate. Benefits from loss carryforwards are not allowed to be recognized before the period in which the carryforward is utilized. For purposes of this reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"("SFAS 109"), for all periods presented.

            SFAS 109 requires an asset and liability method of accounting whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

            SFAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

            As described in Note 12, Mexican tax law requires payment of a 1.8% tax on the Company's net assets which may be used to offset future income tax obligations. Under Mexican GAAP, the net asset tax is charged to the provision for income taxes. Under SFAS 109, such amounts are treated as a deferred tax benefit and offset by a valuation allowance, if required.

            Employee profit sharing expense, which is based on each subsidiary's taxable income after certain statutory adjustments, is included in the income tax provision under Mexican GAAP. The provision for employee profit sharing is charged to operations for U.S. GAAP purposes.

      b) Capitalized interest

            Under Mexican GAAP, capitalization of integral financing costs on assets under construction is allowed but not required. For Mexican GAAP purposes the Company began capitalizing interest on January 1, 1995. Prior to this date, interests costs were expensed for Mexican GAAP purposes. Under Mexican GAAP, interest on those obligations which are identified as relating to construction projects is subject to capitalization. For U.S. GAAP purposes, interest is capitalized by applying the weighted average rate of borrowings to the average amount of accumulated expenditures for the asset. In 1994, the interest capitalized under Mexican GAAP was adjusted to reconcile with U.S. GAAP. For the years ended December 31, 1997 and 1996, there was no difference in the amounts capitalized under Mexican and U.S. GAAP. As of December 31, 1997 and 1996, the capitalized interest amounted to Ps. 262,185 and Ps. 167,734, respectively.

      c) Acquisitions

            Under Mexican GAAP, assets and liabilities of acquired subsidiaries are carried over the acquiring entity's financial statements at their book value as of the date of acquisition. The excess of cost over such book value is recorded as "excess of cost of investment in subsidiaries over book value" ("goodwill") in the accompanying balance sheets.

            Under U.S. GAAP, for acquisitions accounted for using the purchase method, the cost of acquiring another entity is allocated to the tangible and identifiable intangible assets based on their fair values at the date of acquisition and liabilities assumed are recorded at their then current fair values. Any excess of cost over such fair values is recorded as goodwill.

            In the accompanying balance sheet, the concessions acquired in the acquisitions of Regions 5, 6 and 7, have been recorded at their book value under Mexican GAAP and not at their fair value as required by U.S. GAAP. Substantially all goodwill recorded under Mexican GAAP would be assigned to cellular concessions under U.S. GAAP. However, since acquired concessions are amortized over the same twenty year period as goodwill, there is no effect on U.S. GAAP net income or stockholders' equity.

      e) Fixed assets impairment

            Statement of Financial Accounting Standard No.121 "Accounting for the impairment of long lived assets and for long lived assets to be disposed of" states that assets to be disposed of should be accounted for at the lower of carrying amount or fair value less costs to sell. Any reduction in the carrying value of the assets should be accounted for as a component of income from operations.

            Therefore under US GAAP, the reduction in the carrying value of the telecommunications analog network would be accounted for asa component of income from operations rather than as a reduction in the amount "Excess from restatement" in stockholders' equity. The effects of the above adjustment are included in paragraph j) below.

      e) Investment in Project 450

            Under Mexican GAAP capital expenditures, related finance costs and pre-operating costs related to Project 450 have been capitalized.

      Under U.S. GAAP pre-operating costs that meet the definition of deferred start up costs would be expensed as incurred.

      f) Minority interest

            Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and accordingly is deducted as a reconciling item to arrive at U.S. GAAP equity.

      g) Earnings (loss) per share

            As of January 1, 1997, Mexican GAAP requires the disclosure of earnings per share ("EPS") for public companies. Under U.S. GAAP, disclosure of EPS is also required for public companies. Accordingly, EPS has been computed for the years ended December 31, 1997, 1996 and 1995, based on the weighted average number of common shares outstanding during such periods.

      h) Effect of inflation accounting on U.S. GAAP adjustments

            In order to determine the net effect on the financial statements of recognizing certain of the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting principles (described in Note 4) to such adjustments.

      i) Extraordinary item

            In the financial statements prepared in accordance with Mexican GAAP, Ps. 157,850 relating to restructuring charges for 1996 have been clasified as an extraordinary item. Under U.S. GAAP such amounts would be classified as operating expenses.

      j) Net loss and stockholders' equity under U.S. GAAP

            The following is a summary of net loss and stockholders' equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP:

                                                           Years ended December 31,
                                             -----------------------------------------------------
                                                  1997               1996                  1995
                                              -----------         -----------          -----------
Net loss as reported under
 Mexican GAAP                               (Ps.1,000,259)       (Ps. 394,934)         (Ps.836,313)
Deffered income taxes                             370,290             195,340              263,260
Project 450 investment                      (      64,203)       (     69,695)                  --
Gain on net monetary position                      15,142             115,195              178,142
                                             ------------         -----------          -----------
Net loss under U.S. GAAP                    (Ps.  679,030)       (Ps. 154,094)        (Ps. 394,911)
                                             ============         ===========          ===========
Weighted average number of
 shares outstanding (thousands)                 1,070,825             981,624              981,624
                                             ============         ===========          ===========
Net loss per share (pesos)                  (Ps.     0.63)       (Ps.    0.16)        (Ps.    0.40)
                                             ============         ===========          ===========

                                                            Years ended December 31,
                                             -----------------------------------------------------
                                                 1997                1996                 1995
                                             ------------        ------------         ------------
Stockholders' equity under
 Mexican GAAP                                Ps.3,328,343        Ps.3,624,574         Ps.4,770,539
Minority interest                           (      11,574)      (       6,048)              27,856
Deffered income taxes                              96,615       (     273,673)       (     763,672)
Project 450 investment                      (     133,898)      (      69,695)                  --
                                             ------------        ------------         ------------
Stockholders' equity as re-
   ported under U.S. GAAP                    Ps.3,279,486        Ps.3,275,158         Ps.4,034,723
                                             ============        ============         ============

      k) Supplementary U.S. GAAP disclosures

            1) Cash flow information

                  Since Statement of Financial Accounting Standards No.95, "Statement of Cash Flows" ("SFAS 95"), does not provide any specific guidance with respect to inflation adjusted financial statements, for U.S. GAAP purposes, the following cash flow statement is presented, using U.S. GAAP balance sheets restated for inflation. Monetary gains and losses, and unrealized foreign exchange gains and losses have been included as operating cash flow reconciling items. Other items have been included based on their cash flows, adjusted by inflation.

                                                         Years ended December 31,
                                                  --------------------------------------
                                                     1997          1996          1995
                                                  ----------    ----------    ----------
Operating activities:
   Net loss under U.S. GAAP                      (Ps.679,030)  (Ps.154,094)  (Ps.394,911)
    Adjustments to reconcile net loss to
     cash  provided  by (used in) opera-
     ting activities:
     Depreciation                                    330,969       330,721       318,341
     Amortization                                    250,957       326,593       415,414
     Provision for equipment impairment              928,000            --            --
     Equity in loss (earnings) of asso-
      ciated companies                              (157,688)        6,516        42,554
     Increase in allowance for doubtful
      accounts                                        16,807        77,091        89,776
     Increase in allowance for obsolete
      and slow-moving inventories                     (2,856)        4,467        56,725
     Minority interest                                  (207)       (3,457)      (40,258)
     Deffered income taxes and employee
      profit sharing                                 (16,799)     (195,340)     (263,259)
     Gain on net monetary position and
      foreign exchange losses                       (326,858)     (661,589)     (723,403)
     Group reorganization reserve                         --       157,850            --
   Changes in operating assets and liabilities:
     Accounts receivable                             (89,566)      (94,399)        7,995
     Inventories                                    (160,496)       56,661        (4,875)
     Trade accounts payable and related
      parties                                        (91,377)      (73,303)      532,216
     Taxes and other payable                        (241,826)      138,851       223,277
     Income tax                                        2,602         5,501           429
     Other                                               342            65           202
                                                  ----------    ----------    ----------
Net cash provided by (used in) opera-
   ting activities                                  (535,182)      (77,860)      260,223
                                                  ----------    ----------    ----------
Financing activities:
   Proceeds from notes payable and long-
       term debt                                   2,396,507       150,340     1,859,677
   Payments of notes payable and long-
     term debt                                    (1,624,246)     (299,073)   (1,343,015)
   Increase of capital stock                         698,502            --            --
                                                  ----------    ----------    ----------
Total cash provided by (used in) finan-
   cing activities                                 1,570,763      (148,733)      579,151
                                                  ----------    ----------    ----------
Investing activities:
   Purchase of property and equipment,
       net                                          (677,853)     (229,665)     (512,349)
   Investment in associated companies,
    net of cash acquired                             247,309        22,911       (55,778)
   Purchase of other assets                         (592,725)      344,902      (357,416)
                                                  ----------    ----------    ----------
Total cash (used in) provided by in-
   vesting activities                             (1,023,269)      138,148      (925,543)
                                                  ----------    ----------    ----------

                                                                     Years ended December 31,
                                                           --------------------------------------------
                                                              1997            1996             1995
                                                           ----------      ----------       -----------
Net increase  (decrease) in  cash and
   cash equivalents                                        Ps. 12,312     (Ps. 88,445)     (Ps.  86,169)
Cash and cash equivalents at beginning
   of year                                                    105,185         193,630           279,799
                                                           ----------      ----------       -----------
Cash and cash equivalents at the end
   of year                                                 Ps.117,497      Ps.105,185       Ps. 193,630
                                                           ==========      ==========       ===========
     Interest expense paid                                 Ps.127,750      Ps.195,340       Ps. 263,260
                                                           ==========      ==========       ===========
     Income tax paid                                       Ps. 36,502      Ps. 34,347       Ps.  24,482
                                                           ==========      ==========       ===========

      Supplemental disclosures of non-cash activities:

      As detailed in Note 2, the sale of the investment in Iusatel Chile and the increase in the participation in the equity of Renta-Cell, were non-cash transaction for the year ended December 31, 1996. The sale of the investment in Iusatel Chile became a cash transaction during 1997.

      2) The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 was as follows:

                                                  Years ended December 31,
                                         -------------------------------------------
                                             1997            1996           1995
                                          ----------      ----------      ----------
Asset tax not offset by current
   taxes                                  Ps. 45,335      Ps. 38,267      Ps. 31,630
Deferred taxes                           (   370,290)    (   195,340)    (   263,260)
                                          ----------      ----------      ----------
   Tax benefit                           (Ps.324,955)    (Ps.157,073)    (Ps.231,630)
                                          ==========      ==========     ===========

      3) Deferred income taxes

            Significant components of deferred income taxes under U.S. GAAP are as follows:

                                                                  December 31, 1997
                                               ----------------------------------------------------
                                                  SFAS 109             SFAS 109
                                                 applied to           applied to
                                                Mexican GAAP           US GAAP              Total
                                                  balances           adjustments
                                               ----------------------------------------------------
 Deferred liabilities:
      Inventories                              Ps.   91,483        Ps.       --         Ps.  91,483
      Property and equipment                        262,738                  --             262,738
      Cellular telephones to be
        amortized                                    28,689                  --              28,689
      Concessions                                     2,096                  --               2,096
                                               ------------        ------------         -----------
 Deferred tax liabilities                      Ps.  385,006        Ps.       --         Ps. 385,006
                                               ------------        ------------         -----------

                                                              December 31, 1997
                                              ----------------------------------------------------
                                                 SFAS 109           SFAS 109
                                                applied to         applied to
                                               Mexican GAAP          US GAAP              Total
                                                 balances          adjustments
                                              ----------------------------------------------------
Deferred assets:
     Allowance for doubtful
        accounts                              Ps.   26,566        Ps.       --         Ps.  26,566
     Net operating loss and tax
        credit carryforward                        895,004                  --             895,004
     Group reorganization
        reserve                                     20,264                  --              20,264
     Preoperating expenses                              --              21,829              21,829
     Allowance for deffered
        tax assets                           (     460,213)      (      21,829)       (    482,042)
                                              ------------        ------------         -----------
Deferred tax assets                                481,621                  --             481,621
                                              ------------        ------------         -----------
Net deffered tax assets                      (Ps.   96,615)       Ps.       --        (Ps.  96,615)
                                              ============        ============         ===========

                                                                  December 31, 1996
                                              ----------------------------------------------------
                                                 SFAS 109             SFAS 109
                                               applied to            applied to
                                               Mexican GAAP           US GAAP              Total
                                                 balances           adjustments
                                              ----------------------------------------------------
Deferred liabilities:
     Inventories                              Ps.   39,344        Ps.       --        Ps.   39,344
     Property and equipment                        976,769                  --             976,769
     Cellular telephones to be
       amortized                                    35,086                  --              35,086
     Concessions                                    12,033                  --              12,033
                                              ------------        ------------        ------------
Deferred tax liabilities                      Ps.1,063,232                  --        Ps.1,063,232
                                              ------------        ------------        ------------
Deferred assets:
     Allowance for doubtful
        accounts                              Ps.   36,591        Ps.       --        Ps.   36,591
     Net operating loss and tax
        credit carryforward                        757,489                  --             757,489
     Group reorganization
        reserve                                     53,669                  --              53,669
     Preoperating expenses                              --              23,696              23,696
     Allowance for deffered
        tax assets                           (      58,190)      (      23,696)       (     81,886)
                                              ------------        ------------         -----------
Deferred tax assets                                789,559                  --             789,559
                                              ------------        ------------         -----------
Net deffered tax assets                       Ps.  273,673        Ps.       --         Ps. 273,673
                                              ============        ============         ===========

            Under U.S GAAP, the effect of the restatement of non-monetary assets is recorded directly to stockholders' equity. Accordingly, the deferred taxes related to such assets would be reflected directly in equity under U.S. GAAP. Deferred taxes recorded directly to stockholders' equity relating to the restatement of non-monetary assets were Ps. 722,288 and (Ps.294,659) for the years ended December 31, 1996 and 1995, respectively.

            The Company has recorded a deferred tax asset of Ps. 895,004 reflecting the benefit of tax loss carryforwards (see paragraph 2 above), which expire in varying amounts between 2001 and 2007. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

      4) Fair values of financial instruments

            The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1997 and 1996.

            Cash and cash equivalents: The carrying amount reported in the balance sheet approximates fair value due to its short-term nature.

            Long term debt: The fair value of the long term debt as of December 31, 1997 is estimated to be approximately 100% of its nominal value.

      5) Economic environment

            The Company is a Mexican corporation with substantially all its operations situated in Mexico and approximately 99.5% of its revenues in 1997 resulted from sales generated within Mexico. Accordingly, the economic environment within Mexico, which is significantly affected by the actions taken by the Mexican government, can be expected to have significant impact on the Company's financial condition and results of operations and on the Company's ability to meet its future obligations. The Company imports handsets, cellular sites and other telecommunications equipment, while their pricing and receivables are quoted and stated in Mexican pesos.

      6) Disclosure of certain significant risks and uncertainties:

            a) Local telephony in the 450 MHz. frequency band

            The carrying values of the Company's property, plant and equipment are dependent on the assumption that these assets will continue to be used in the operation of the Company. As a result of the delays experienced by the Company and the uncertainty relating to the Company's ability at a commercially acceptable cost, to obtain concessions to provide local wireless service in the 450 MHz frequency band, the Company is exploring alternatives for providing local telephony services, including limited zone wireless services in the 800 MHz (cellular) or 1.9 GHz (PCS) frequency bands deploying digital technology that permits mobility. If the Company were to determine that it would be preferable to pursue such an alternative rather than to continue to pursue local wireless service in the 450 MHz frequency band, such alternative could require the acquisition of concessions, other regulatory approvals and the payment of substantial fees. Additionally, the Company would record substantial non-cash losses in writing off assets relating to its 450 MHz local wireless service, in the range of Ps. 826,100, since about 90% of the assets would be lost and all the pre-operative expenses all well (see Note 18).

            b) Year 2000 compliance:

            The Company has initiated a company-wide program to identify and address the impact of the onset of the Year 2000 on its operations. The Company has substantially completed the identification of the scope of its Year 2000 problem.

            The Company expects that all of the required modifications or replacements will be implemented by the first half of 1999. While the Company believes that it is taking appropriate and timely steps to ensure Year 2000 compliance, its operations are dependent on vendor and third party compliance to some extent. For the years 1998 and 1999, the Company's preliminary estimate is that total costs ranging between approximately Ps.72,600 and Ps.121,100 will be incurred to prepare its equipment and its software applications for the Year 2000.

      7) Stock Purchase Plan

            As mentioned in the Note 15, the Company has a fixed stock option plan, the Stock Purchase Plan. This plan grants options to purchase Iusacell common stock at a price equal to the market price of the stock at the date of the grant. The Company applies APB Opinion No.25 and related interpretations in accounting for its plan. The Company has adopted the disclosure-only provisions of SFAS No.123. The Company recognize no compensation expense for its Stock Purchase Plan. If the Company had elected to recognize compensation expense based on the fair value at the grant dates for 1997 and subsequent fixed plan awards consistent with the provisions of SFAS No.123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                                             Year ended
                                                           December 31,1997
                                                           ----------------
                    Net loss         As reported            (Ps. 72,259)
                                        Pro forma           (   113,830)

                    Basic loss       As reported            (Ps.   0.07)
                     per share          Pro forma           (      0.11)

            These results may not be representative of the effects on pro forma net income for future years.

            The Company determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                                       1997
                                                                       ----
                    Dividend yield                                       0%
                    Expected volatility                                 45
                    Risk-free interest rate                             23%
                    Expected lives (in years)                          2.7

            The weighted average value of options granted during 1997 was 4.85 pesos.

            This table is a summary of the status of the Stock Purchase Plan:

                                                                    Weighted
                                                                    Average
                                              Stock Options      Exercise Price
                                              -------------      --------------
             Granted                            8,571,281         Ps. 10.28
             Exercised                                 --                --
             Canceled/forfeited                 1,265,876              8.48
             Outstanding December 31, 1997      7,305,405             10.59

            As of December 31, 1997 no stock options were exercisable. The following table summarizes information about Stock Purchase Plan options outstanding as of December 31, 1997:

                Range                                                  Weighted
                 of                                  Remaining         Average
              Exercise                              Contractual        Exercise
               Prices              Shares              Life             Price
               ------              ------              ----             -----
            Ps. 8.48 to
               14.00              7,305,405              2            Ps. 5.00

      8) The Financial Accounting Standards Board has issued several new pronouncements that include the following:

            SFAS 130, "Reporting Comprehensive Income", establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements; it does not address issues of recognition or measurement. The Company is currently assessing the impact of adoption of this standard on its financial statements.

            SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", effective for fiscal years beginning after December 31, 1997, establishes guidelines for the way that public enterprises report information about operating segments in financial statements.

            This statement also established guidelines for related disclosures about products and services, geographic areas, and major customers. The Company is currently assessing the impact of adoption of this standard on its financial statements.

            SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", effective for fiscal years beginning after December 15, 1997, revises current disclosure requirements for employers' pension and other retiree benefits but does not change the measurement of recognition of pension or other postretirement benefit plans. It standarizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures from prior Statements that are no longer useful. The Company is currently assessing the impact of adoption of this standard on its financial statements.

20. Condensed Consolidated Information

      As mentioned in Note 10, in July 1997, the Company issued $ 150,000 U.S. Dollars of senior unsecured notes (the "Notes") as part of its refinancing program. The Notes are guaranteed on a senior subordinated, unsecured basis pursuant to guarantees by most of the Company's subsidiaries both directly and indirectly wholly-owned ("Guarantor Subsidiaries"). The subsidiary guarantees are full, unconditional, joint and several. On January 16, 1998 $148,215 U.S. Dollars principal amount of the Notes were exchanged for the Company's 10% Series B Senior Notes (the "Exchange Notes"), issued pursuant to a registration statement on Form F-4 declared effective by the Commission on October 31, 1997 (and again on November 5, 1997 with respect to a post-effective amendment). The Exchange Notes are fully and unconditionally guaranteed by the Guarantor Subsidiaries on a joint and several basis. The Company has not presented separate financial statements and other disclosures concerning each of the Subsidiary Guarantors because management has determined that such information is not material to investors. The following condensed consolidated financial information presents:

      i) The parent Company with its investments in subsidiaries accounted for on the equity method; ii) condensed combined balance sheet as of December 31, 1997 and 1996, and, condensed combined statements of income and condensed statements of cash flows, for each of the three years then ended, for the guarantor subsidiaries; iii) condensed combined balance sheet as of December 31, 1997 and 1996, and condensed combined statements of income and condensed statements of cash flows for each of the three years then ended, for the non-guarantor subsidiaries; iv)elimination entries necessary to consolidate the parent Company and all of its subsidiaries.

          CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1997

                                                      Combined        Combined
                                      Parent         Guarantor      Non-Guarantor
                                     Company        Subsidiaries    Subsidiaries      Eliminations      Consolidated
                                  ------------     ------------     ------------     -------------      ------------
                                                      ASSETS
  Current assets:
      Cash and short-term
        investments                 Ps.110,849         Ps.5,499         Ps.1,149        Ps.     --        Ps.117,497
                                  ------------     ------------     ------------     -------------      ------------
      Accounts receivable:
        Trade                               --          213,900           21,495           (30,883)          204,512
        Related parties              3,811,054               --               --        (3,767,026)           44,028
        Recoverable taxes and
                  other                 32,379          119,253           86,528           (12,076)          226,084
                                  ------------     ------------     ------------     -------------      ------------
                                     3,843,433          333,153          108,023        (3,809,985)          474,624
                                  ------------     ------------     ------------     -------------      ------------
      Inventories                       14,132          223,499           37,613            (6,175)          269,069
                                  ------------     ------------     ------------     -------------      ------------
      Total current assets           3,968,414          562,151          146,785        (3,816,160)          861,190

  Investment in associated
      companies                        898,635           10,482            8,319          (899,655)           17,781
  Property and equipment,
      net                            1,530,787          970,951          514,493            (1,571)        3,014,660
  Other asssets                        226,300          413,497          625,748                --         1,265,545
  Excess  of  investment
      cost over book value           1,494,559           21,460               --                --         1,516,019
                                  ------------     ------------     ------------     -------------      ------------
      Total assets                Ps.8,118,695     Ps.1,978,541     Ps.1,295,345     (Ps.4,717,386)     Ps.6,675,195
                                  ============     ============     ============     =============      ============

                                                   LIABILITIES

  Current liabilities:
      Notes payable                   Ps.2,663            Ps. -            Ps. -             Ps. -          Ps.2,663
      Trade accounts payable           389,378          286,029           34,782            (6,175)          704,014
      Related parties                2,058,197          524,987        1,264,135        (3,767,025)           80,294
      Taxes and other payable          122,284          197,885           49,429           (43,804)          325,794
      Income tax                         6,527            2,095            1,015              (726)            8,911
                                  ------------     ------------     ------------     -------------      ------------
      Total current liabilities      2,579,049        1,010,996        1,349,361        (3,817,730)        1,121,676

  Long-term debt                     2,218,837               --               --                --         2,218,837
  Trade accounts payable,
      long-term                          4,040               --               --                --             4,040
  Commitments and
      contingencies                         --            2,146              153                --             2,299
                                  ------------     ------------     ------------     -------------      ------------
    Total liabilities                4,801,926        1,013,142        1,349,514        (3,817,730)        3,346,852
                                  ------------     ------------     ------------     -------------      ------------
Stockholders' equity:
Capital contributions                6,444,360        2,833,670          302,941        (3,136,611)        6,444,360
Earned capital                      (3,127,591)      (1,868,271)        (357,110)        2,225,381        (3,127,591)
Minority interest                           --               --               --            11,574            11,574
                                  ------------     ------------     ------------     -------------      ------------
    Total stockholders' equity       3,316,769          965,399          (54,169)         (899,656)        3,328,343
                                  ------------     ------------     ------------     -------------      ------------
    Total liabilities and
      stockholders' equity        Ps.8,118,695     Ps.1,978,541     Ps.1,295,345     (Ps.4,717,386)     Ps.6,675,195
                                  ============     ============     ============     =============      ============

Total stockholders' equity
      under Mexican GAAP          Ps.3,316,769       Ps.965,399       (Ps.54,169)      (Ps.899,656)     Ps.3,328,343
Minority interest                           --               --               --           (11,574)          (11,574)
Deferred income taxes                   96,615               --               --                --            96,615
Project 450 investment                      --         (133,898)              --                --          (133,898)
                                  ------------     ------------     ------------     -------------      ------------
Total stockholders' equity
      under US GAAP               Ps.3,413,384       Ps.831,501       (Ps.65,743)      (Ps.899,656)     Ps.3,279,486
                                  ============     ============     ============     =============      ============

                     CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                      Combined         Combined
                                     Parent          Guarantor       Non-Guarantor
                                    Company         Subsidiaries     Subsidiaries    Eliminations     Consolidated
                                 -------------      -----------      -----------      -----------    -------------
 Total revenues                     Ps.367,013     Ps.2,660,345       Ps.224,365    (Ps.1,391,236)    Ps.1,860,486
 Total cost of sales                    21,130        1,229,098          199,158         (733,724)         715,662
                                 -------------      -----------      -----------      -----------    -------------
    Gross profit                       345,883        1,431,247           25,207         (657,512)       1,144,824

 Operating expenses                     60,146        1,293,080          172,963         (782,412)         743,777
 Depreciation and
    amortization                       277,685          287,092           17,149               --          581,926
                                 -------------      -----------      -----------      -----------    -------------
    Operating profit (loss)              8,052         (148,925)        (164,906)         124,900         (180,879)
                                 -------------      -----------      -----------      -----------    -------------
 Provision for equipment
    Impairment                        (567,833)        (360,167)              --               --         (928,000)
                                 -------------      -----------      -----------      -----------    -------------
 Integral financing result:
    Interest expense, net               14,260           30,020          136,170           67,750          248,200
    Foreign exchange loss, net          41,747            6,181              536               --           48,464
    Gain from monetary posi-
      tion                             (97,488)         (33,692)        (112,616)         (48,928)        (292,724)
                                 -------------      -----------      -----------      -----------    -------------
                                       (41,481)           2,509           24,090           18,822            3,940
                                 -------------      -----------      -----------      -----------    -------------
 Equity participation in net
    (gain) loss of associated
    companies                          474,128               --               --         (631,816)        (157,688)

 Provision for assets tax                7,831           32,680              325            4,499           45,335

 Minority interest                          --               --               --              207              207
                                 -------------      -----------      -----------      -----------    -------------
 Net loss for the year           (Ps.1,000,259)     (Ps.544,281)     (Ps.189,321)     (Ps.733,602)   (Ps.1,000,259)
                                 =============      ===========      ===========      ===========    =============

 Net loss for the year under
      Mexican GAAP               (Ps.1,000,259)     (Ps.544,281)     (Ps.189,321)      Ps.733,602    (Ps.1,000,259)
 Deferred income taxes                 217,183           92,256           60,851               --          370,290
 Project 450 investment                     --          (64,203)              --               --          (64,203)
 Gain on net monetary
      position                           8,881            3,773            2,488               --           15,142
                                 -------------      -----------      -----------      -----------    -------------
 Net loss for the year under
      US GAAP                      (Ps.414,028)     (Ps.512,455)     (Ps.125,982)      Ps.373,435      (Ps.679,030)
                                 =============      ===========      ===========      ===========    =============

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                           Combined        Combined
                                          Parent          Guarantor       Non-Guarantor
                                          Company        Subsidiaries     Subsidiaries     Eliminations     Consolidated
                                          -------        ------------     ------------     ------------     ------------
 Operating activities:
    Net loss for the year               (Ps.414,028)     (Ps.512,455)     (Ps.125,982)      Ps.373,435      (Ps.679,030)
 Adjustments to reconcile net
    loss to cash provided by
    (used in) operating activi-
    ties:
 Depreciation and amortization              284,065          287,092           17,149           (6,380)         581,926
 Provision for equipment impairment         567,833           60,167               --               --          928,000
 Equity in net loss (earnings)
 of associated companies                    113,961               --               --         (271,649)        (157,688)
 Increase in allowance for
 doubtful accounts                               --           17,543             (736)              --           16,807
 Increase in allowance for obso-
 lete and slow-moving inventories               (54)          (2,673)            (129)              --           (2,856)
 Minority interest                               --               --               --             (207)            (207)
 Deffered income taxes and emplo-
 yee profit sharing                        (209,352)         (59,576)         (60,526)           4,499         (324,955)
 Gain on net monetary position and
 foreign exchange losses                    (60,784)         (96,710)        (117,905)         (51,459)        (326,858)
 Changes in operating assets and
 Liabilities:
 Accounts receivable                        (18,298)         (98,401)          29,844          (54,762)         (89,566)
 Inventories                                 (3,029)        (152,231)          (7,222)          11,986         (150,496)
 Trade accounts payable and re-
 lated parties                           (1,361,329)         850,261          604,373           47,326          (91,377)
 Taxes and other payable                    (73,600)        (131,466)          28,014          (64,774)        (241,826)
 Income Tax                                    (243)           2,003              804               38            2,602
 Other                                           --               62              107              173              342
                                         ----------       ----------       ----------       ----------       ----------
 Net cash provided by (used in)
 operating activities                    (1,174,858)         463,616          308,103          (11,774)        (535,182)
                                         ----------       ----------       ----------       ----------       ----------
 Financing activities:
 Proceeds from notes payable and
 long-term debt                           1,744,739         (231,660)            (536)         883,564        2,396,507
 Payments of notes payable and
 long-term debt                            (806,669)         (60,418)              --         (657,159)      (1,524,246)
 Increase of capital stock                  698,502         (128,885)         (75,735)         204,620          698,502
                                         ----------       ----------       ----------       ----------       ----------
 Total cash provided by (used in)
 financing activities                     1,636,572         (420,563)         (76,271)         431,025        1,570,763
                                         ----------       ----------       ----------       ----------       ----------
 Investing activities:
 Purchase of property and
 equipment, net                            (603,947)          (3,511)           5,689          (76,084)        (677,853)
 Investment in associated
 companies, net cash acquired              (113,961)          15,641           (8,319)         353,948          247,309
 Purchase of other assets                   281,853          (61,826)        (233,454)        (579,298)        (592,725)
                                         ----------       ----------       ----------       ----------       ----------
Total cash (used in) provided
by investing activities                    (436,055)         (49,696)        (236,084)        (301,434)      (1,023,269)
                                         ----------       ----------       ----------       ----------       ----------
Net increase (decrease) in
Cash                                         25,659           (6,643)          (4,253)          (2,451)          12,312

Cash at beginning of year                    85,190           12,143            5,401            2,451          105,185
                                         ----------       ----------       ----------       ----------       ----------
Cash at the end of year                  Ps.110,849         Ps.5,500         Ps.1,148            Ps.--       Ps.117,497
                                         ==========       ==========       ==========       ==========       ==========

          CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1996

                                              Combined         Combined
                               Parent         Guarantor      Non-Guarantor
                               Company       Subsidiaries    Subsidiaries     Eliminations     Consolidated
                               -------       ------------    ------------     ------------     ------------
                                                      ASSETS
Current assets:
  Cash and short-term
    investments                 Ps.85,190       Ps.12,143        Ps.5,401         Ps.2,451       Ps.105,185
                             ------------    ------------    ------------     ------------     ------------
  Accounts receivable:
    Trade                              --         149,101          26,388          (22,893)         152,596
    Related parties             2,220,314         136,532              --       (2,348,669)           8,178
    Recoverable taxes and
      other                        14,081         103,194          51,055          (74,828)          93,502
                             ------------    ------------    ------------     ------------     ------------
                                2,234,395         388,827          77,443       (2,446,389)         254,276
                             ------------    ------------    ------------     ------------     ------------
  Inventories                      11,049          68,595          30,262            5,811          115,717
                             ------------    ------------    ------------     ------------     ------------
  Total current assets          2,330,634         469,565         113,106       (2,438,127)         475,178

Investment in associated
  companies                     1,565,877          26,123              --       (1,490,331)         101,669
Property and equipment,
  net                           1,874,952       1,190,678         539,819           (9,673)       3,595,776
Other asssets                      41,304         286,393         392,294           (1,619)         718,372
Excess  of  investment
  cost over book value          1,566,999          22,706              --               60        1,589,765
                             ------------    ------------    ------------     ------------     ------------
  Total assets               Ps.7,379,766    Ps.1,995,465    Ps.1,045,219    (Ps.3,939,690)    Ps.6,480,760
                             ============    ============    ============     ============     ============

                                                    LIABILITIES

Current liabilities:
  Notes payable                Ps.809,331       Ps.60,419            Ps.-       (Ps.60,419)      Ps.809,331
  Current portion of long-
    term debt                      61,707              --              --           60,419          122,126
  Trade accounts payable          333,271         132,722          37,881           (2,043)         501,831
  Related parties               1,980,236              --         775,104       (2,348,666)         406,674
  Taxes and other payable         188,052         296,671          21,090         (105,948)         399,865
  Income tax                        6,771              92             211              143            7,217
                             ------------    ------------    ------------     ------------     ------------
  Total current liabilities     3,379,368         489,904         834,286       (2,456,514)       2,247,044

Long-term debt                    370,644         225,079              --               --          595,723
Trade accounts payable,
  long-term                        11,228              --              --               --           11,228
Commitments and
  contingencies                        --           2,084              46               61            2,191
                             ------------    ------------    ------------     ------------     ------------
  Total liabilities             3,761,240         717,067         834,332       (2,456,453)       2,856,186
                             ------------    ------------    ------------     ------------     ------------
Stockholders' equity:
Capital contributions           5,745,858       2,808,943         321,221       (3,130,164)       5,745,858
Earned capital                 (2,127,332)     (1,530,545)       (110,334)       1,640,879       (2,127,332)
Minority interest                      --              --              --            6,048            6,048
                             ------------    ------------    ------------     ------------     ------------
  Total stockholders'
      equity                    3,618,526       1,278,398         210,887       (1,483,237)       3,624,574
                             ------------    ------------    ------------     ------------     ------------
  Total liabilities and
    stockholders' equity     Ps.7,379,766    Ps.1,955,465    Ps.1,045,219    (Ps.3,939,690)    Ps.6,480,760
                             ============    ============    ============     ============     ============

Total stockholders' equity
    under Mexican GAAP       Ps.3,618,526    Ps.1,278,398      Ps.210,887    (Ps.1,483,237     Ps.3,624,574
Minority interest                      --              --              --           (6,048)          (6,048)
Deferred income taxe             (153,937)        (50,587)        (70,410)           1,261         (273,673)
Project 450 investment                 --         (69,695)             --               --          (69,695)
                             ------------    ------------    ------------     ------------     ------------
Total stockholders' equity
    under US GAAP            Ps.3,464,589    Ps.1,158,116      Ps.140,477    (Ps.1,488,024)    Ps.3,275,158
                             ============    ============    ============     ============     ============

                     CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                               Combined        Combined
                                  Parent       Guarantor     Non-Guarantor
                                 Company     Subsidiaries     Subsidiaries    Eliminations     Consolidated
                                 -------     ------------     ------------    ------------     ------------
Total revenues                 Ps.339,198    Ps.2,608,049       Ps.98,792    (Ps.1,197,674)    Ps.1,848,365
Total cost of sales                 5,910       1,166,994          72,906         (519,148)         726,662
                               ----------    ------------      ----------     ------------     ------------
  Gross profit                    333,288       1,441,055          25,886         (678,526)       1,121,703

Operating expenses                 72,436       1,279,974          46,265         (597,912)         800,763
Depreciation and amortization     267,820         388,257           1,525             (288)         657,314
                               ----------    ------------      ----------     ------------     ------------
Operating loss                     (6,968)       (227,176)        (21,904)         (80,326)        (336,374)
                               ----------    ------------      ----------     ------------     ------------
Integral financing result:
  Interest expense, net           115,577          33,432          89,748           66,816          305,573
  Foreign exchange gain, net      (65,052)         (1,144)         (1,335)              --          (67,531)
  Gain from monetary posi-
    tion                         (164,444)        (62,108)        (88,693)         (63,414)        (378,659)
                               ----------    ------------      ----------     ------------     ------------
                                 (113,919)        (29,820)           (280)           3,402         (140,617)
                               ----------    ------------      ----------     ------------     ------------
Equity participation in net
  (gain) loss of associated
  companies                       327,204              --              --         (320,688)           6,516

Provision for assets tax           22,741          55,304            (192)         (39,586)          38,267

Minority interest                      --           3,011              --              445            3,456

Extraordinary item                151,940           5,910              --               --          157,850
                               ----------    ------------      ----------     ------------     ------------
Net loss for the year         (Ps.394,934)    (Ps.255,559)     (Ps.21,432)      Ps.276,991      (Ps.394,934)
                               ==========    ============      ==========     ============     ============

Net loss for the year under
    Mexican GAAP              (Ps.394,934)    (Ps.255,559)     (Ps.21,432)      Ps.276,991      (Ps.394,934)
Deferred income taxes              90,621         104,719              --               --          195,340
Project 450 investment                 --         (69,695)             --               --          (69,695)
Gain on net monetary
    Position                     (153,855)        269,050              --               --          115,195
                               ----------    ------------      ----------     ------------     ------------
Net loss for the year under
    US GAAP                   (Ps.458,168)      Ps.48,515      (Ps.21,432)      Ps.276,991      (Ps.154,094)
                               ==========    ============      ==========     ============     ============

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                    Combined       Combined
                                      Parent        Guarantor     Non-Guarantor
                                      Company     Subsidiaries    Subsidiaries  Eliminations   Consolidated
                                      -------     ------------    ------------  ------------   ------------
Operating activities:
   Net loss for the year           (Ps.458,168)     Ps.48,515     (Ps.21,432)    Ps.276,991    (Ps.154,094)
Adjustments to reconcile net
   loss to cash provided by
   (used in) operating activi-
   ties:
Depreciation and amortization          267,820        388,257          1,525           (286)       657,314
Equity in net loss (earnings)
of associated companies                327,204             --             --       (320,688)         6,516
Increase in allowance for
doubtful accounts                           --         75,325         13,331        (11,565)        77,091
Increase in allowance for obso-
lete and slow-moving inventories           427          2,648          1,168            224          4,467
Minority interest                           --             --             --         (3,457)        (3,457)
Deffered income taxes and emplo-
yee profit sharing                     (90,621)      (104,719)            --             --       (195,340)
Gain on net monetary position
And foreign exchange losses            (75,641)      (332,302)       (90,028)      (163,618)      (661,589)
Group reorganization reserve           151,940          5,910             --        157,850
Changes in operating assets and
Liabilities:
Accounts receivable                     (9,856)       (72,121)        30,137        (42,559)       (94,399)
Inventories                             11,359         51,188            672         (6,558)        56,661
Trade accounts payable and re-
lated parties                         (276,484)      (123,400)       263,487         63,094        (73,303)
Taxes and other payable                (32,340)        74,330           (720)        97,581        138,851
Income Tax                               5,678         (6,515)        (1,476)         7,814          5,501
Other                                       --            683           (697)            79             65
                                     ---------      ---------       --------       --------     ----------
Net cash provided by (used in)
operating activities                  (178,682)         7,799        135,693         42,670        (77,860)
                                     ---------      ---------       --------       --------     ----------
Financing activities:
Proceeds from notes payable and
long-term debt                         325,783             --         84,314       (259,757)       150,340
Payments of notes payable and
long-term debt                        (152,313)      (404,338)      (133,478)      (391,056)      (299,073)
                                     ---------      ---------       --------       --------     ----------
Total cash provided by (used in)
financing activities                   173,470       (404,338)       (49,164)       131,299       (148,733)
                                     ---------      ---------       --------       --------     ----------
Investing activities:
Purchase of property and
equipment, net                        (137,096)       (44,926)        71,457       (119,100)      (229,665)
Investment in associated
companies, net cash acquired           411,867         73,386         20,370       (482,712)        22,911
Purchase of other assets              (442,048)       336,531       (177,681)       628,100        344,902
                                     ---------      ---------       --------       --------     ----------
Total cash (used in) provided
by investing activities               (167,277)       364,991        (85,854)        26,288        138,148
                                     ---------      ---------       --------       --------     ----------
Net increase (decrease) in
Cash                                   (60,434)       (31,548)           675          8,771        (88,445)

Cash at beginning of year              145,624         43,691          4,727           (412)       193,630
                                     ---------      ---------       --------       --------     ----------
Cash at the end of year              Ps.85,190      Ps.12,143       Ps.5,402       Ps.8,359     Ps.105,185
                                     =========      =========       ========       ========     ==========

                     CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                     Combined          Combined
                                       Parent        Guarantor       Non-Guarantor
                                      Company      Subsidiaries      Subsidiaries     Eliminations    Consolidated
                                      -------      ------------      ------------     ------------    ------------
Total revenues                      Ps.295,313     Ps.2,497,517        Ps.90,473      (Ps.814,093)    Ps.2,069,210
Total cost of sales                    107,869        1,223,596           64,365         (578,245)         817,585
                                   -----------      -----------       ----------       ----------      -----------
Gross profit                           187,444        1,273,921           26,108         (235,848)       1,251,625

Operating expenses                      53,652        1,023,638           84,888         (248,236)         913,942
Depreciation and amortization          308,826          403,004            4,699           11,571          728,100
                                   -----------      -----------       ----------       ----------      -----------
Operating loss                        (175,034)        (152,721)         (63,479)            (817)        (390,417)
                                   -----------      -----------       ----------       ----------      -----------
Integral financing result:
    Interest expense, net               29,663            1,439          126,297          (30,955)         188,354
    Foreign exchange loss, net         431,449          322,767            5,203           (7,195)         766,614
    Gain from monetary posi-
      Tion                            (175,130)        (232,645)        (119,322)          18,164         (545,261)
                                   -----------      -----------       ----------       ----------      -----------
                                      (285,982)         (91,561)         (12,178)          19,986         (409,707)
                                   -----------      -----------       ----------       ----------      -----------
Equity participation in net
    (gain) loss of associated
    companies                          371,256               --               --         (328,702)          42,554

Provision for assets tax                 4,041           72,724               --          (42,872)          33,893

Minority interest                           --               --               --          (40,258)         (40,258)
                                   -----------      -----------       ----------       ----------      -----------
Net loss for the year              (Ps.836,313)     (Ps.317,006)         (75,657)      Ps.392,663      (Ps.836,313)
                                   ===========      ===========       ==========       ==========      ===========

Net loss for the year under
      Mexican GAAP                 (Ps.836,313)     (Ps.317,006)      (Ps.75,657)      Ps.392,663      (Ps.836,313)
Deferred income taxes                  315,912          (36,856)         (15,796)              --          263,260
Gain on net monetary position          100,596           36,499           41,047               --          178,142
                                   -----------      -----------       ----------       ----------      -----------
Net loss for the year under
      US GAAP                      (Ps.419,805)     (Ps.317,363)      (Ps.50,406)      Ps.392,663      (Ps.394,911)
                                   ===========      ===========       ==========       ==========      ===========

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                          Combined        Combined
                                          Parent         Guarantor      Non-Guarantor
                                         Company       Subsidiaries     Subsidiaries     Eliminations     Consolidated
                                         -------       ------------     ------------     ------------     ------------
Operating activities:
    Net loss for the year             (Ps.419,805)     (Ps.317,363)      (Ps.50,406)      Ps.392,663      (Ps.394,911)
Adjustments to reconcile net
    loss to cash provided by
    (used in) operating activi-
    ties:
Depreciation and amortization             308,827          405,240            4,725           14,963          733,755
Equity in net loss (earnings)
of associated companies                   371,254               --               --         (328,700)          42,554
Increase in allowance for
doubtful accounts                         (19,562)         (13,534)         122,872                            89,776
Increase in allowance for obso-
lete and slow-moving inventories          (37,434)         (28,975)         123,134                            56,725
Minority interest                         (40,258)         (40,258)
Deffered income taxes and emplo-
yee profit sharing                       (315,912)          36,856           15,797               --         (263,259)
Gain on net monetary position and
foreign exchange losses                  (275,726)        (269,144)        (160,370)         (18,163)        (723,403)
Changes in operating assets and
Liabilities:
Accounts receivable                        22,283            2,368          (26,101)           9,445            7,995
Inventories                                22,697            3,218            2,491          (33,281)          (4,875)
Trade accounts payable and re-
Lated Parties                           1,164,641           42,932          329,936       (1,005,293)         532,216
Taxes and other payable                    56,147           64,316           17,910           84,904          223,277
Income Tax                                  1,092             (593)           2,431           (2,501)             429
Other                                          --              218               --              (16)             202
                                       ----------       ----------       ----------       ----------       ----------
Net cash provided by (used in)
operating activities                      935,498          (88,948)          93,904         (680,231)         260,223
Financing activities:
Proceeds from notes payable and
long-term debt                            502,677          866,018          448,155           42,827        1,859,677
Payments of notes payable and
long-term debt                                 --         (153,195)              --       (1,189,820)      (1,343,015)
                                       ----------       ----------       ----------       ----------       ----------
Total cash provided by (used in)
financing activities                      502,677          712,823          448,155       (1,084,504)         579,151
Investing activities:
Purchase of property and
equipment, net                           (458,501)        (610,907)        (371,348)         928,407         (512,349)
Investment in associated
companies, net cash acquired             (661,702)         109,154          (20,371)         517,141          (55,778)
Purchase of other assets                 (375,381)        (119,575)        (146,389)         283,929         (357,416)
                                       ----------       ----------       ----------       ----------       ----------
Total cash (used in) provided
by investing activities                (1,495,584)        (621,328)        (538,108)       1,729,477         (925,543)
Net increase (decrease) in
Cash                                      (57,409)           2,547            3,951          (35,258)         (86,169)

Cash at beginning of year                 203,033           41,144              776           34,846          279,799
                                       ----------       ----------       ----------       ----------       ----------
Cash at the end of year                Ps.145,624        Ps.43,691         Ps.4,727         (Ps.412)       Ps.193,630
                                       ==========       ==========       ==========       ==========       ==========

21. Restatement of 1997 Financial Statements

      As described in Note 4.b., the Company had previously recorded an impairment charge related to the analog communications network directly against stockholders' equity.

      The Company has reassessed this accounting treatment and determined that the impairment charge should have been recorded as operating expense. Consequently, the financial statements for the year ended December 31, 1997 have been restated. The effect of the restatement is as follows:

                                                         For the year ended,
                                                          December 31, 1997
                                                 ------------------------------
                                                 As previously
                                                    reported       As restated
                                                 --------------   -------------
Consolidated Income statement:
       Net loss                                   (Ps.72,259)    (Ps.1,000,259)
       Net loss per share (pesos)                      (0.07)            (0.93)

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GRUPO IUSACELL, S.A. DE C.V.


                                           By: /s/ RUBEN G. PERLMUTTER
                                               ---------------------------------
                                               Ruben G. Perlmutter
                                               Vice President, Mergers and
                                               Acquisitions and General Counsel
Date: October 27, 1999

                                   SCHEDULE A

Grupo Iusacell, S.A. de C.V.
(Iusacell Group, Inc.)

SOS Telecomunicaciones, S.A. de C.V.
(SOS Telecommunications, Inc.)

Iusacell, S.A. de C.V.
(Iusacell, Inc.)

Sistecel, S.A. de C.V.
(Sistecel, Inc.)

Comunicaciones Celulares de Occidente, S.A. de C.V.
(Cellular Communications of the West, Inc.)

Telecomunicaciones del Golfo, S.A. de C.V.
(Gulf Telecommunications, Inc.)

Sistemas Telefonicos Portatiles Celulares, S.A. de C.V.
(Portable Cellular Telephone Systems, Inc.)

Inmobiliaria Montes Urales 460, S.A. de C.V.
(Montes Urales 460 Real Estate, Inc.)

Iusanet, S.A. de C.V.
(Iusanet, Inc.)

Mexican Cellular Investments, Inc.